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INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

CONFIDENTIAL SUBMISSION DATED JULY 1, 2014
BY EMERGING GROWTH COMPANY PURSUANT TO SECTION 6(E) OF THE SECURITIES ACT OF 1933
As filed with the Securities and Exchange Commission on                  , 2014

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

INTERFACE SECURITY SYSTEMS
HOLDINGS, INC.
(Exact name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	7380 (Primary Standard Industrial Classification Code Number)	04-3583955 (I.R.S. Employer Identification Number)

INTERFACE SECURITY SYSTEMS, L.L.C.
(Exact name of Registrant as Specified in Its Charter)

Louisiana (State or Other Jurisdiction of Incorporation or Organization)	7380 (Primary Standard Industrial Classification Code Number)	72-1310576 (I.R.S. Employer Identification Number)

3773 Corporate Center Drive
Earth City, MO 63045
(314) 595-0100
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrants' Principal Executive Offices)

Michael T. Shaw
Chief Executive Officer
3773 Corporate Center Drive
Earth City, MO 63045
(314) 595-0100
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

With a copy to:

Terry M. Schpok, P.C.
Akin Gump Strauss Hauer & Feld LLP
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201
(214) 969-4085

Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable on or after the effective date of this Registration Statement.

           If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

           If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

           If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

             Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)    ☐

             Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)    ☐

  CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Note	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

9 1/4% Senior Secured Notes due 2018	$230,000,000	100%(1)	$230,000,000(2)	$

(1)
The proposed maximum offering price per note is based on the book value of the Notes as of                  , 2014, in the absence of a public market for the Notes, in accordance with Rule 457(f)(2) promulgated under the Securities Act of 1933, as amended (the "Securities Act").

(2)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act.

           The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not exchange these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated                , 2014

PRELIMINARY PROSPECTUS

Interface Security Systems Holdings, Inc.
and
Interface Security Systems, L.L.C.
Offer to Exchange
All outstanding 9 1/4% Senior Secured Notes due 2018
($230,000,000 aggregate principal amount)
for
9 1/4% Senior Secured Notes due 2018
which have been registered under the Securities Act of 1933, as amended

        The exchange offer will expire at 5:00 p.m., New York City time, on                , 2014, unless we extend the exchange offer. We do not currently intend to extend the expiration date.

  •
  We are offering to exchange up to $230,000,000 aggregate principal amount of new 9 1/4% Senior Secured Notes due 2018, or Exchange Notes, which have been registered under the Securities Act of 1933, as amended, or the Securities Act, for an equal principal amount of our outstanding 9 1/4% Senior Secured Notes due 2018, or Initial Notes, issued in a private offering on January 18, 2013. We refer to the Exchange Notes and the Initial Notes collectively as the Notes.

  •
  We will exchange all Initial Notes that are validly tendered and not validly withdrawn prior to the closing of the exchange offer for an equal principal amount of Exchange Notes that have been registered.

  •
  You may withdraw tenders of Initial Notes at any time prior to the expiration of the exchange offer.

  •
  The terms of the Exchange Notes to be issued are identical in all material respects to the Initial Notes, except for transfer restrictions and registration rights that do not apply to the Exchange Notes, and different administrative terms.

  •
  The Exchange Notes, together with any Initial Notes not exchanged in the exchange offer, will constitute a single class of debt securities under the indenture governing the Notes.

  •
  The exchange of Initial Notes will not be a taxable exchange for United States federal income tax purposes. We will not receive any proceeds from the exchange offer.

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  No public market exists for the Initial Notes. We do not intend to list the Exchange Notes on any securities exchange and, therefore, no active public market is anticipated.

        See "Risk Factors" beginning on page 19 for a discussion of risk factors that you should consider before tendering your Initial Notes.

        We are an "emerging growth company" under applicable federal securities laws and will be subject to reduced public company reporting requirements.

        Each broker-dealer that receives Exchange Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. The related letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Initial Notes where such Initial Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the consummation of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                , 2014.

        You should rely only on the information contained in this prospectus. We have not authorized any person to provide you with any information or represent anything about us or this exchange offer that is not contained in this prospectus. If given or made, any such other information or representation should not be relied upon as having been authorized by us. We are not making an offer in any jurisdiction where an offer or sale is not permitted. The information contained in this prospectus is current only as of its date.

 EMERGING GROWTH COMPANY STATUS

        We are an "emerging growth company" as defined in the Jumpstart Our Business Startups Act ("JOBS Act"), and we are eligible to take advantage of certain exemptions from various reporting

i

requirements that are applicable to other public companies that are not "emerging growth companies." See "Risk Factors—Risks Related to Our Business and Our Industry—As an "emerging growth company" under the JOBS Act, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements."

        Section 107 of the JOBS Act allows us to take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. As a result, we may delay the adoption of such standards until those standards would otherwise apply to private companies. As an "emerging growth company," we have elected to delay adoption of new or revised accounting standards applicable to public companies until such pronouncements are made applicable to private companies.

        We may remain an "emerging growth company" until the earliest of: (i) the last day of the fiscal year during which we have total annual gross revenues of $1 billion or more, (ii) the last day of the fiscal year following the fifth anniversary of the date of the first sale of our common stock pursuant to an effective registration statement, (iii) the date on which we have, during the previous 3-year period, issued more than $1 billion in non-convertible debt or (iv) the date on which we are deemed a "large accelerated issuer" as defined under the federal securities laws.

 INDUSTRY AND MARKET DATA

        Unless otherwise expressly indicated or noted in this prospectus, all information regarding markets, market size, market share, market position, growth rates and other industry data pertaining to our business contained in this prospectus is based on estimates prepared by us based on certain assumptions and our knowledge of the industry in which we operate as well as data from various market research, publicly available information and industry publications, including information we obtained from The Organization for Economic Co-operation and Development's "OECD Broadband Portal," © OECD (which can be found at http://www.oecd.org/internet/broadband/oecdbroadbandportal.htm and was last updated as of January 9, 2014), Connected Nation, Infonetics Research, Security Distributing and Marketing Magazine, Barnes Associates, TechSci Research, MarketsandMarkets and the Loss Prevention Research Council. Industry publications generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. While management has examined and relied upon certain market or other industry data from external sources as the basis of its estimates, we have not verified that data independently. As such, we cannot assure you of the accuracy and completeness of, and take no responsibility for such data. Similarly, while we believe our internal estimates to be reasonable, these estimates have not been verified by any independent sources and we cannot assure you as to their accuracy. Our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading "Risk Factors" in this prospectus.

 WHERE YOU CAN FIND MORE INFORMATION

        We will be required to file annual and quarterly reports and other information with the Securities and Exchange Commission (the "SEC") after the registration statement described below is declared effective by the SEC. You may read and copy any reports, statements and other information that we file with the SEC at the SEC's public reference room located at 100 F Street, N.E. Room 1580, Washington, D.C. 20549. You may request copies of the documents, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC. Please call 1-800-SEC-0330 for further information on the public reference rooms. Our filings with the SEC are also available to the public at the web site maintained by the SEC at http://www.sec.gov.

        We have filed a registration statement on Form S-4 to register with the SEC the Exchange Notes to be issued in exchange for the Initial Notes. This prospectus is part of that registration statement. As allowed by the SEC's rules, this prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement. You should note that where we summarize in the prospectus the material terms of any contract, agreement or other document filed as an exhibit to the registration statement, the summary information provided in the prospectus is less complete than the actual contract, agreement or document. You should refer to the exhibits filed to the registration statement for copies of the actual contract, agreement or document.

 NON-GAAP FINANCIAL MEASURES

        We use certain financial measures, including EBITDA and Adjusted EBITDA, as supplemental measures of our operating performance that are not required by, or presented in accordance with, generally accepted accounting principles in the United States ("GAAP"). They are not measurements of our financial performance under GAAP and should not be considered as alternatives to net income, operating income or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity. These measures are used in the internal management of our business, along with the most directly comparable GAAP financial measures, in evaluating our operating performance. In addition, our presentation of Adjusted EBITDA is consistent with the equivalent measurements that are contained in our Revolving Credit Facility (as defined below) and the indenture governing the Notes.

        EBITDA represents net (loss) income attributable to Interface Security Systems Holdings, Inc. before interest expense, interest income, income taxes, depreciation, amortization and net loss attributable to noncontrolling interest. Adjusted EBITDA represents EBITDA as further adjusted for loss on extinguishment of debt, gain or loss on sale of assets (including the Transferred Assets (as defined below)), sales and installation costs, net of sales and installation revenue, related to organic RMR growth, plus 50% of non-capitalized corporate and service center administrative costs related to organic RMR growth, less capitalized subscriber system assets. Our calculation of Adjusted EBITDA does not include any adjustments for expenses related to the Westec Acquisition (as defined below), the sale of the Transferred Assets, the Subsidiaries Merger (as defined below), financing of the Revolving Credit Facility or preparing for the initial registration of the Exchange Notes. These expenses for the years ended December 31, 2013, 2012 and 2011, and the three months ended March 31, 2014 and 2013 were $0.8 million, $4.4 million, $0, $1.9 million and $0.1 million, respectively.

        Our measurement of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures of other companies and are not measures of performance calculated in accordance with GAAP. We have included information concerning EBITDA and Adjusted EBITDA because we believe that such information is used by certain investors as supplemental measures of a company's historical ability to service debt. We believe these measures are frequently used by securities analysts, investors and other interested parties in the evaluation of high yield issuers, many of which present EBITDA and Adjusted EBITDA when reporting their results. Our presentation of EBITDA and Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or nonrecurring items.

        EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider them in isolation, or as a substitute for analysis of, our operating results or cash flows as reported under GAAP. Some of these limitations are:

  •
  they do not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

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  they do not reflect changes in, or cash requirements for, our working capital needs;

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  they do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

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  although depreciation is a non-cash charge, the assets being depreciated will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements;

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  they are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows; and

  •
  other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

        Because of these limitations, EBITDA and Adjusted EBITDA should not be considered as measures of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA and Adjusted EBITDA only for supplemental purposes. Please see our consolidated financial statements contained elsewhere in this prospectus.

        For a reconciliation of net (loss) income attributable to Interface Security Systems Holdings, Inc. to EBITDA and Adjusted EBITDA, see "Prospectus Summary—Summary Historical Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures."

 CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words "may," "could," "would," "should," "believe," "expect," "anticipate," "plan," "estimate," "target," "project," "intend," "understand," or similar expressions and the negative of such words and expressions, although not all forward-looking statements contain such words or expressions.

        Forward-looking statements are only predictions and are not guarantees of performance. These statements generally relate to our plans, objectives and expectations for future operations and are based on management's beliefs and assumptions, which in turn are based on currently available information. These assumptions could prove inaccurate, which could cause actual results that differ materially from those contained in any forward-looking statement. Forward-looking statements also involve risks and uncertainties. Many of these factors are beyond our ability to control or predict and such incurrence could be material. Such factors include, but are not limited to, the following:

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  our inability to maintain compliance with various covenants under the Revolving Credit Facility to borrow funds;

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  restrictions in the indenture governing the Master Holdings Notes (as defined below) on our ability to incur additional funded debt, other than amounts available under the Revolving Credit Facility;

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  our ability to compete effectively in a highly competitive industry;

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  catastrophic events that may disrupt our business;

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  our ability to retain customers;

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  concentration of RMR in a few top customers and concentration of our business in certain markets;

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  our ability to manage relationships with third-party providers, including telecommunication providers and broadband service providers;

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  our ability to obtain or maintain necessary governmental licenses and comply with applicable laws and regulations;

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  changes in governmental regulation of communication monitoring;

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  our reliance on network and information systems and other technologies and our ability to manage disruptions caused by cyber-attacks, failure or destruction of our networks, systems, technologies or properties;

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  macroeconomic factors;

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  economic, credit, financial or other risks affecting our customers and their ability to pay us;

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  the uncertainty of our future operating results;

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  our ability to attract, train and retain an effective sales force;

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  our reliance on third party component providers and the risk associated with any failure or interruption in products or services provided by these third parties;

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  our reliance on third party software and service providers;

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  the loss of our senior management; and

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  the other factors discussed under "Risk Factors."

        Although we believe the forward-looking statements in this prospectus are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Further, forward-looking statements speak only as of the date of this prospectus and we do not undertake any obligation to update publicly any such statements, except as required by law.

 PRESENTATION OF FINANCIAL INFORMATION

        In this prospectus, we present the consolidated financial statements of Interface Security Systems Holdings, Inc. and Interface Security Systems, L.L.C., on a consolidated basis, and have not provided separate financial statements for Interface Security Systems, L.L.C. because Interface Security Systems Holdings, Inc. has no material assets other than the equity interests of Interface Security Systems, L.L.C. and conducts substantially all of its operations through Interface Security Systems, L.L.C. Therefore, the revenues and results of operations of Interface Security Systems Holdings, Inc. substantially reflect the revenues and results of operations of Interface Security Systems, L.L.C.

        RMR measures contractually obligated recurring monthly revenue attributable to monitoring, service and maintenance contracts. RMR also includes revenue recognized through recurring fees charged to customers under monitoring, management and services contracts and revenue for the provision of managed information technology ("IT") services. The aggregate of all RMR billed to all customers at the end of a given period represents our total RMR. Average revenue per user ("ARPU") measures total RMR divided by the number of total customer sites. The term "total customer sites" is the aggregate number of customer sites for which RMR is being billed at the end of a given period. The term "average net attrition rate" as used in this prospectus refers to the aggregate amount of canceled or reduced RMR during a period divided by the average total RMR during the measurement period. Customers are considered canceled when they terminate in accordance with the terms of their contract or are terminated by us. Certain customer re-signs and relocations are excluded from the attrition calculation. If a customer relocates and continues its service, we consider this as a cancellation but do not include such cancellation in our average net attrition rate calculation. Further, if a customer

v

discontinues its service at a site and a new customer enters into a contract for service at the same site, we refer to this as a re-sign. We consider re-signs as cancellations, but do not include them in our average net attrition rate calculation. Unless otherwise stated, average net attrition is based on the trailing twelve month period. The term "CAGR" as used in this prospectus refers to the compound annual growth rate over the specified period. The term "creation costs" as used in this prospectus refers to the gross sales and installation costs to generate and install a customer, including 50% of general and administrative costs, net of any sales and installation revenue collected at the time of the contract signing. "Organic RMR growth" refers to new RMR created in a given period from internal sales activity and excluding the effect of new RMR gained through acquisitions. Totals in some tables in this prospectus may differ from the sum of individual amounts in those tables due to rounding. Unless specified otherwise, amounts in this prospectus are presented in U.S. dollars. Defined terms in the financial statements have the meanings ascribed to them in the financial statements.

 PROSPECTUS SUMMARY

        This summary highlights selected important information contained elsewhere in this prospectus about us and the exchange offer. This summary does not include all of the information you should consider or that is important to you. Please review this prospectus in its entirety, including the section entitled "Risk Factors" and our consolidated financial statements and the related notes thereto. Unless indicated otherwise, references to "Company," "we," "our," and "us" refer to Interface Security Systems Holdings, Inc. ("Holdings") and Interface Security Systems, L.L.C. ("Interface Systems"), collectively.

Our Company

        We are a leading national provider of physical security and secured managed network services to primarily large, commercial multi-site customers and believe that we provide the most comprehensive Internet Protocol ("IP") technology-enabled managed security solution in the market. Our physical security solutions include alarm / event monitoring, interactive video surveillance, managed access control and fire / life safety systems. Our secured network services include secure managed broadband ("SMB"), payment card industry ("PCI") compliance, managed digital voice and other ancillary services. Our comprehensive service offering is designed to meet the needs of commercial enterprises that require a universal and secure IP security platform capable of servicing all of their locations. We combine a complete suite of customized physical and network security services into a fully-integrated bundle, enabling our customers to consolidate services from multiple vendors into a single service provider, significantly enhancing the quality and breadth of their security and reducing their costs.

        Our physical security platform is delivered utilizing state-of-the-art IP technology, which enables our alarm / event monitoring to be faster, more reliable and less expensive than digital dialer systems. In addition, our experienced engineering team is able to program the routers on these IP systems to optimize our alarm monitoring and interactive video surveillance services by proactively managing bandwidth in our customers' networks to insure continuity of all critical business systems. Our proprietary video surveillance technology allows for remote event-based monitoring from our central command center ("C3") where highly trained specialists can monitor real-time events taking place at a customer premise through both live video and audio and take appropriate action. We believe our proprietary video surveillance technology provides the most cost-efficient system in the market allowing operators to simultaneously monitor events at multiple customer locations. The unique features of this system include video verification, rapid response, video escorts and snapshot audits. These services, along with our other ancillary IP security applications, are custom-configured through a private, secured network to meet the requirements of our customer's existing software system and infrastructure. We are able to continuously monitor the health of each customer's network remotely through our Security Operations Center ("SOC") / Network Operations Center ("NOC").

        We supply and install all of the required hardware and software equipment for our bundled service offering, which enables us to enter into long-term (on average four years or more) contracts with our customers. We have also taken the quality of service and level of urgency that is critical to the life safety / emergency response sector and applied it to monitoring SMB. As a result, we believe we provide the highest quality of customer service in the secured network service space.

        Our diverse customer base includes large multi-site commercial enterprises in the luxury retail, dining, quick-service restaurant ("QSR") and hospitality vertical sectors, including Dollar General, Subway, Family Dollar, Michaels Stores, McDonald's, Sterling Jewelers, Zales, Tumi, Panda Express, Sunoco and Edward Jones. As of March 31, 2014, our top ten customers accounted for 46.1% of our total RMR, with an average length of relationship of seven years. As of March 31, 2014, we serviced 76,356 total customer sites across our customer base through our 16 regional service centers and employee field technicians in most of the largest markets in the U.S. The scope and breadth of our services, combined with our significant equipment investment, software system configuration and long-term contracts make our customer relationships stable and "sticky." In addition, we have established a sales and installation infrastructure capable of managing large-scale national deployments, which we can leverage to add new customers without significantly incurring additional infrastructure costs. We also have mutually-beneficial channel partnership agreements in place with companies such as Cisco and Verizon Wireless to expand our national sales footprint at minimal incremental cost. As a result of our infrastructure, partnerships and focus on large, commercial multi-site customers, our costs to create customers are lower than the industry average and we achieve higher than industry ARPU. We have demonstrated the ability to manage large-scale deployments across customer locations nationwide in a short period of time, as highlighted by our rollout of over 10,000 store locations for Dollar General in 2010 and 2011 (the "Dollar General Deployment").

        Our revenue model emphasizes a strong base of high margin RMR with high ARPU. Our customer retention rate is among the highest in the industry (measured by RMR attrition) and, as of March 31, 2014, our average twelve month net attrition rate was 10.8%. We maintain a backlog of new RMR associated with fully executed customer contracts for services that are pending installation ("Contracted Backlog") and a sales pipeline that we believe will generate a steady, significant flow of new RMR in 2014 and beyond. As of March 31, 2014, our sales pipeline included approximately $16.9 million of identified opportunities for multiple, large managed bundled service deployments for future RMR growth. In addition, as of March 31, 2014, our Contracted Backlog was $0.3 million with a majority of the Contracted Backlog expected to be installed in 2014. In April 2014, we converted approximately $2.4 million of our sales pipeline to Contracted Backlog.

        For the year ended December 31, 2013, our total revenues, net loss and Adjusted EBITDA were $126.7 million, $47.8 million and $38.1 million, respectively, representing an Adjusted EBITDA margin of 30.1%. For the three months ended March 31, 2014, our total revenues, net income and Adjusted EBITDA were $28.7 million, $27.7 million and $7.2 million, respectively, representing an Adjusted EBITDA margin of 25.1%.

Industry Overview

        We believe we are the only nationwide provider of bundled managed IP and physical security services. To date, we do not believe there are any direct competitors capable of offering a similar suite of bundled services on the same scale as we offer. However, we do face competition on an un-bundled basis across the following sectors:

        Secure Managed Cloud Services Market.    The secure managed cloud services industry encompasses many outsourced and hosted technology-enabled services including security as a service. In security, the market is often referred to as managed security services, particularly as it relates to IT security. Total IT spending and the share of security within IT budgets is expected to increase in 2014 and beyond, as the rising sophistication of computer network attacks and subsequent cost of repairing security breaches will continue to drive IT security demand. The penetration of broadband connections in the U.S. has grown from 9.6% of the population in 2003 to 29.3% in 2013 according to the Organization for Economic Co-operation and Development. Among businesses, the industry trade group Connected Nation estimates in its 2013 Business Survey that 1.8 million U.S. businesses or 24% of all U.S. businesses are still without broadband. Within the retail trade, recreation, food and lodging sectors, approximately 32% of businesses do not utilize broadband services. Infonetics Research, a market research and consulting services firm focused on the communications industry, estimates that in the first half of 2013, global residential and business Voice over Internet Protocol ("VoIP") services revenue rose 3% to $33 billion and is projected to grow to $80 billion by 2017. Similarly, the global market for cloud-based video surveillance is expected to more than double in just four years from $570 million in 2013 to $1.3 billion in 2017, according to TechSci Research.

        Electronic Security Monitoring Market.    Over the last decade, the security monitoring market has remained highly competitive and fragmented without any material change to market concentration. Competition in the industry is based primarily on services offered, reputation for quality of service, market visibility, price and the ability to identify potential new customers. Technological advances have reduced costs and streamlined installation, which in turn has resulted in higher customer adoption. This trend is expected to drive a migration of customers from security-focused companies to suppliers offering integrated solutions. The electronic security monitoring industry (equipment and monitoring) was estimated by Barnes Associates at $45.8 billion in 2013. According to estimates of Barnes Associates, the market for monitoring and related electronic security services in which we primarily compete generated approximately $21.2 billion in revenue in 2013 and has grown every year for the past nine years. This industry has been growing across economic cycles, driven by increased penetration, higher pricing and overall population, business and home growth. We believe the electronic security monitoring industry tends to be relatively recession resilient as compared to other industries, as heightened security awareness typically occurs during times of economic turmoil due to the higher perceived risk of crime.

        Remotely Managed Video Surveillance Market.    Remotely managed video monitoring is a rapidly growing segment of commercial security and is evolving from a primary focus on security to a key business intelligence tool. MarketsandMarkets estimates that the global video surveillance as a service market will grow from $474 million in 2011 to $2.4 billion in 2017, representing a CAGR of 31.5%. The projected growth of the remotely managed video surveillance market is largely driven by the replacement of analog equipment with IP-based equipment, general security and terrorism concerns, business intelligence application and IT and physical security convergence. Multi-store and franchised retail sites are emerging as an early adopter of this technology, especially given the migration from analog video to IP video and the new features offered as a result. While retailers have traditionally applied video surveillance for loss prevention and security measures, enhanced video surveillance systems can also help generate information to help retailers optimize store layouts, measure the effectiveness of promotional campaigns, identify customer patterns and address other marketing and operational uses. According to a 2013 survey by the Loss Prevention Research Council, approximately one third of retailers possess analog-only systems, down from approximately two thirds in 2010. However, 64.4% of those retailers currently using analog systems have a plan to or are considering migrating to IP video. If these retailers migrate to IP video, the adoption of intelligent video surveillance services over the next several years would substantially expand.

Business Strengths

        Leader in Bundled Physical Security and Secured Network Services.    Many years of operational experience, significant investment in infrastructure and the development of proprietary software has enabled us to become a leader in combining physical security and secured network services into a seamless solution. We believe our bundled services improve store operations and deliver material cost savings to our customers. While some of our competitors offer certain overlapping services, we are aware of no competitor that has been able to effectively pair physical security with the broad range of managed IP services we offer over a SMB connection. We believe our ability to combine both physical and data security applications on a national scale is the key differentiator that separates us from our competition. We further believe our ability to integrate services onto a single platform and monitor related events from a centralized location is unparalleled in the market. In addition, our bundled service offering is enhanced by the following:

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  Technology Infrastructure.  We provide around-the-clock monitoring of managed network and security events through our SOC / NOC located just outside of St. Louis, Missouri, which is Underwriters Laboratories ("UL") listed and Central Station Alarm Association ("CSAA") Five

    Diamond rated. From this operations center, we are able to provide continuous monitoring of customer systems in addition to providing help desk support.

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  Proprietary Video Surveillance Technology.  The most recent addition to our bundled service offering is Westec Interactive Video, which we acquired as part of our March 2012 acquisition (the "Westec Acquisition") of Westec Acquisition Corp. and its wholly-owned subsidiary Westec Intelligent Surveillance, Inc. (collectively, "Westec"). Now branded as Digital Witness, we provide highly specialized interactive video services from our special purpose monitoring C3 in Plano, Texas, which is UL listed, CSAA Five Diamond rated and Electronic Testing Laboratories ("ETL") certified. The Digital Witness system provides video escorts, video guard tours, audits and rapid response video and audio alarm verification services to over 4,300 active monitoring sites in the luxury retail, dining, QSR and hospitality vertical sectors.

        Operating Model Creates "Stickier" Customers.    Through our bundled service offering, we are able to reduce the number of vendors our customers must utilize and consolidate billing and services to a single vendor. We offer standardized contracts and service level agreements for our multi-site customers to reduce administrative costs and internal delays while ensuring uniform service standards. In addition, we supply and install all of the required equipment (both hardware and software) for our bundled service offering, which enables us to enter into long-term (on average four years or more) contracts with our customers. Once in place, our bundled customer relationship becomes more stable due to the custom configuration of each security solution we provide to our customers and the significant cost to migrate to another provider. As of March 31, 2014, 38.7% of our commercial customer sites subscribed to more than one service offering and 29.4% adopted our secured network services bundled offering within the bundled services, demonstrating the appeal of a broad multi-service platform. As of March 31, 2014, our average combined commercial and residential twelve month average net attrition rate was 10.8%. Our national accounts customers with IP related bundled services, which excludes Digital Witness, are our "stickiest" and our twelve month average net attrition rate among these customers as of March 31, 2014 was only 7.6%.

        High ARPU Customers with Low Creation Costs.    Our portfolio of products and services and industry vertical focus emphasizes high ARPU and provides high dollar margins while minimizing capital requirements associated with customer acquisition. While traditional alarm customers typically generate $25 to $50 of monthly ARPU, our average customer site generates an ARPU of $97.45 per month ($134.90 for commercial and $30.14 for residential) as of March 31, 2014. We have made significant investments in our infrastructure and ability to manage and install large-scale deployments in recent years. This ability is highlighted by the Dollar General Deployment. We have invested time and resources in recent years to purpose-build a technology infrastructure that is highly scalable and enables us to continue to expand our diversified customer base. Because of the scalability of our business model, adding services to an established customer platform is a highly cost-efficient way to increase RMR at very low creation costs. Our SOC / NOC and C3 give us the ability to monitor additional accounts without investing capital to expand those facilities. This allows us to not only add new customers at low creation costs, but also improves our monitoring gross margins as we leverage our fixed monitoring overhead and add incremental customer sites.

        Blue Chip Customer Base.    Our diverse customer base includes large multi-site commercial enterprises in the luxury retail, dining, QSR and hospitality vertical sectors, including many leading national companies including Dollar General, Subway, Family Dollar, Michaels Stores, McDonald's, Sterling Jewelers, Zales, Tumi, Panda Express, Sunoco and Edward Jones. We primarily focus on industry verticals where there is a significant base of national accounts with multi-site operations, both company operated and franchised. Our customers in the luxury retail, QSR, convenience store and restaurant industries have been responsive to our service offerings and are rolling out installations at a strong pace, showing excellent near and long- term growth potential. Our business model focuses on industry verticals with high adoption rates leading to higher "win rates" that achieve scale and build reputation through strong word-of-mouth referrals. These verticals remain largely under-penetrated and provide a strong organic growth pipeline. We have benefited from the shift to adopting corporate-wide security and IP service standards among large commercial customers with national accounts. Whereas in the past, vendor selection was a function typically relegated to the store manager, more retail and franchise chains are assuming corporate-wide policies and are therefore seeking vendors that already have the experience and scale to service a national customer base. Corporate-mandated standards are typically more stringent and tend to incorporate more effective technologies that require expertise and experience on the part of the vendor, which we believe is a significant advantage and point of differentiation for us. Our focus on large, established commercial customers with national accounts helps reduce our exposure to attrition as a result of customer locations closing or customers going out of business.

        Significant Contracted Backlog and Pipeline.    We maintain a substantial Contracted Backlog and sales pipeline that we believe will generate a steady and significant flow of new RMR in 2014 and beyond. As of March 31, 2014, our Contracted Backlog was $0.3 million with a majority of the Contracted Backlog expected to be installed in 2014. In addition, as of March 31, 2014, our sales pipeline included approximately $16.9 million of identified opportunities for multiple, large managed bundled service deployments for future RMR growth. In April 2014, we converted approximately $2.4 million of our sales pipeline to Contracted Backlog. We believe there is also an additional $0.8 million of near-term, high probability RMR opportunities within our sales pipeline that will be converted to Contracted Backlog in 2014.

        Strong Financial Performance and Organic Growth.    We have been able to increase total revenues by 87.7% from $67.5 million in 2009 to $126.7 million for the year ended December 31, 2013, and Adjusted EBITDA by more than 62.1%, from $23.5 million to $38.1 million over the same period through organic growth and acquisitions. For the three months ended March 31, 2014, our total revenues, net income and Adjusted EBITDA were $28.7 million, $27.7 million and $7.2 million, respectively. From January 1, 2002 through March 31, 2014, we have created $9.1 million of new RMR from internal growth activity, excluding the impact of attrition. From January 1, 2009 through March 31, 2014, including the impact of the Westec Acquisition and the sale of the Transferred Assets, we have grown RMR internally from $3.9 million to $7.4 million, representing a CAGR of 16.3%.

        Knowledgeable and Experienced Management Team.    Our senior management team has significant industry experience (approximately 113 years combined) and strong technical expertise. We have grown organically and through 42 acquisitions since 1998 to reach total RMR of $7.4 million as of March 31, 2014, which would make us one of the top 15 largest alarm companies in the U.S. based on RMR as of December 31, 2013, according to a 2014 report issued by Security Distributing and Marketing Magazine.

Business Strategy

        Target National Accounts.    We believe that our key growth opportunity is in the multi-site regional and national account market segment. Customers in this segment represent an attractive source of RMR because they are continuously seeking to increase security while reducing operating expenses and improving store operations.

  •
  Internal Sales.  We plan to continue to grow our customer base in both new and existing geographic regions through our internal sales infrastructure. We have a nationwide presence through our 16 regional service centers and a national account sales team consisting of 39 team members. Our sales team is responsible for sourcing new business and for supporting our largest customers that typically have national footprints. In addition, we believe our ability to manage all customer relations from our corporate headquarters and SOC / NOC in St. Louis, Missouri and our C3 in Plano, Texas and deliver same day / next day service nationwide is a key differentiator in winning large multi-site national accounts that require centralized support and consistent service levels across all locations. Since the beginning of 2011, we have installed $3.0 million of new national account RMR as of March 31, 2014 and believe that by December 31, 2014, we will have installed an additional $1.7 million of new national account RMR.

  •
  Cisco Partnership, Verizon VSP Partnership, Ideacom Partnership and Other Channel Partners.  We have established significant channel partnerships that we believe will become a more significant source of new business in 2014 and beyond. We are among the first managed service providers to become certified under Cisco's new Channel Partner program. The certification is awarded by invitation only and there are fewer than 100 certified Cisco Managed Service Channel Partners ("MSCP") worldwide. The certification earns higher Cisco discounts, a dedicated team for sales and technical support and Cisco marketing resources, including target telemarketing and success documentaries. We and Verizon established a strategic marketing partnership in 2012 under the Verizon Partner Program ("VPP"). As a VPP partner, we benefit from Verizon's lead sharing, co-marketing efforts and sales management tools. We have access to a dedicated webpage, internal to Verizon sales representatives, that provides a company overview of us, how to contact us for help with deals, white papers, key wins and additional detailed information. By being included in the lead sharing portal, Verizon sales representatives can enter leads into their CRM system which automatically emails them to us. Our partnership currently includes a nationwide alignment of go-to-market resources and has resulted in our participation in over 50 Verizon local marketing events. The latest program was our invitation to participate in Verizon's Connected Technology Tour ("CTT"), a series of 20 local shows across the major Verizon markets. We were one of only approximately 20 Verizon partners (5% of all Verizon partners) that were invited to participate in all 20 CTT programs across the nation. We also have expanded our channel partner program to include vertically focused companies such as telecom and broadband service providers, including Ideacom Solutions Group, a national association of 90 independent telecom and IT service providers. As of March 31, 2014, as a result of these relationships, we have identified over 8,000 new potential sites, with total potential RMR of approximately $0.8 million, and we believe this number will increase over the next several years.

        Increase Sales from Base of Existing Customers.    We believe the potential to up-sell additional services to our existing customers presents a significant opportunity. As businesses regularly review budgets to determine how to achieve cost savings, increase security and improve operations, we are able to leverage our existing relationship with our customers to generate new sales. As of March 31, 2014, 38.7% of our commercial customer sites subscribed to more than one service offering and 29.4% adopted our secured network services bundled offering within the bundled services. We believe that we will be able to increase the adoption rate of our bundled service offering as our customers' existing contracts with other providers expire. Since the completion of the Westec Acquisition, our customers, including our customers that were acquired in the Westec Acquisition, have shown strong interest in cross-purchasing services. As a result of the Westec Acquisition, we have identified $6.2 million of potential cross-selling opportunities in our pipeline and continue to work to identify more opportunities to sell our existing customers incremental services.

Recent Developments

Disposition of Hawk Security Services Assets

        Pursuant to an Asset Purchase Agreement (the "Asset Purchase Agreement"), dated as of January 9, 2014 (the "Closing Date"), by and among My Alarm Center, LLC, d/b/a Alarm Capital Alliance ("Buyer"), and Interface Systems, we sold certain residential customer contracts and related assets and liabilities used exclusively in, or necessary to conduct, the alarm system sales, installation, repair, maintenance and monitoring services of our Hawk Security Services brand ("Hawk") in the State of Texas (the "Transferred Assets") to the Buyer. The total purchase price for the Transferred Assets was approximately $42.8 million, of which approximately $40.7 million was paid in cash to us on the Closing Date and approximately $2.1 million was deposited in an escrow account on the Closing Date. The funds will remain in escrow for six months following the Closing Date and will serve as the exclusive source of recovery for customary indemnification obligations with respect to our representations, warranties and covenants under the Asset Purchase Agreement and certain adjustments to the purchase price in the event the customer attrition rate applicable to the Transferred Assets differs from specified targets. We have agreed to provide Buyer with certain specified transition services to allow for the efficient transition of the Transferred Assets to Buyer for six months following the Closing Date, unless extended by mutual agreement. We continue to operate in the residential alarm monitoring business and the Hawk branded services were not clearly distinguishable operationally or for financial reporting purposes. We used a portion of the net proceeds to redeem all of the issued and outstanding shares of our Class G Preferred Stock and Class F Preferred Stock and part of our Class E Preferred Stock and to pay a cash dividend in an aggregate amount of approximately $27.3 million to the stockholders as permitted under the indenture governing the Notes. For purposes of the "Asset Sales" covenant in the indenture governing the Notes, a portion of the sale of the Transferred Assets constituted a "Permitted Hawk Disposition" under such indenture, and therefore did not constitute an "Asset Sale." The remainder of the sale, which generated gross proceeds of $13.2 million, did constitute an "Asset Sale" under such indenture, and we intend to apply such Asset Sale proceeds as required under such indenture.

Subsidiary Roll-up

        On September 30, 2013, Holdings completed a series of transactions by which all of its then-existing subsidiaries, other than Interface Systems, ultimately merged with and into Interface Systems (the "Subsidiaries Merger"). Westec Intelligent Surveillance, Inc., a Delaware corporation, merged with and into Westec Acquisition Corp., a Delaware corporation, which subsequently merged with and into Interface Systems. The Greater Alarm Company, Inc., a California corporation ("Greater Alarm"), effected a reverse stock split, whereby every 100 shares of common stock of Greater Alarm were combined into 1 share of common stock of Greater Alarm. No fractional shares were issued, and Holdings and a shareholder with a 0.8% ownership in Greater Alarm were paid for their fractional shares resulting from the reverse stock split. Subsequent to this reverse stock split, Greater Alarm merged with and into Interface Systems.

        Westec Intelligent Surveillance, Inc., Westec Acquisition Corp. and Greater Alarm were initial guarantors under the Initial Notes. Following the Subsidiaries Merger, we no longer have any subsidiaries. Accordingly, the Initial Notes are not currently, and the Exchange Notes will initially not be, guaranteed. The Notes may in the future be guaranteed by any future domestic restricted subsidiaries under certain circumstances. See "Description of Exchange Notes."

Corporate Reorganization

        On May 30, 2014, we completed a corporate reorganization with a newly formed holding company, Interface Master Holdings, Inc. ("Master Holdings"), in connection with the closing of a $115.0 million offering of 12.50% / 14.50% Senior Contingent Cash Pay Notes (the "Master Holdings Notes") issued by Master Holdings. Pursuant to the reorganization, each of SunTx, the management investors (as defined below) and certain other stockholders of Holdings exchanged all of their shares of each class of common stock of Holdings and each class of preferred stock of Holdings for an equal number of shares of common stock and preferred stock of Master Holdings with substantially similar terms as the shares of Holdings. In addition, Master Holdings used $71.6 million of the proceeds of the offering to purchase shares of Class A Common Stock and Class B Common Stock of Holdings. Holdings and

Interface Systems intend to use the consideration from the sale of shares of Holdings common stock to Master Holdings to make cash interest payments on the Notes and for general corporate purposes, including to fund growth initiatives. The foregoing transactions described in this "Corporate Reorganization" section are referred to collectively as the "Reorganization Transactions." Immediately following the consummation of the Reorganization Transactions, Master Holdings owned approximately 99% of each class of common stock of Holdings and at least 99% of each class of Holdings' preferred stock. Subsequent to the Reorganization Transactions, the remaining stockholders of Holdings exchanged all of their shares of each class of common stock and preferred stock of Holdings for an equal number of shares of common stock and preferred stock of Master Holdings. As a result, Master Holdings now owns 100% of the common stock and preferred stock of Holdings.

Corporate Structure

        The chart below summarizes our corporate structure and principal indebtedness as of March 31, 2014.

(1)
Includes certain investment funds affiliated with SunTx Capital Partners, L.P. (together with its affiliates, "SunTx").

(2)
Includes shares held by Michael Shaw, our chief executive officer, Kenneth Obermeyer, our chief financial officer, and Michael McLeod, our chief operating officer (collectively, the "management investors").

(3)
Holdings and Interface Systems are also parties to a $45.0 million revolving credit facility (as amended, the "Revolving Credit Facility"), dated January 18, 2013, as amended on September 30, 2013 and May 16, 2014, among Interface Systems and its then-existing subsidiaries, as borrowers, Holdings, as guarantor, and Capital One, N.A. ("Capital One"), as administrative agent and lender. Holdings and Interface Systems entered into the Revolving Credit Facility concurrently with the closing of the offering of the Initial Notes.

Our Sponsor

        SunTx is a Dallas, Texas based private equity firm that invests in middle-market manufacturing, distribution and services companies. SunTx specializes in supporting talented management teams in industries where SunTx can apply its operational experience and financial expertise to build leading middle-market companies with operations typically located in the Sun Belt region of the United States. Since the firm's inception in 2001, SunTx has invested over $600 million in a variety of sectors including manufacturing, broadcasting, business services, consumer products and food and beverage.

        The capital committed by SunTx comes from its principals, as well as from institutional investors, including leading university endowments, financial institutions and corporate and public pension funds.

Our Corporate Information

        Interface Security Systems Holdings, Inc. is a Delaware corporation formed in 2001. Interface Security Systems, L.L.C., formerly known as Louisiana Security Holdings, L.L.C., is a Louisiana limited liability company formed in 1995. Our principal offices are located at 3773 Corporate Center Drive, Earth City, Missouri 63045. Our telephone number is (314) 595-0100 and our website is www.interfacesystems.com. Information on, or accessible through, our website is not part of this prospectus, nor is such content incorporated by reference herein.

 Summary of the Terms of the Exchange Offer

        In connection with the issuance of the Initial Notes, we entered into a registration rights agreement with the initial purchasers of the Initial Notes. Under that agreement, we agreed to use commercially reasonable efforts to cause a registration statement related to the exchange of Initial Notes for Exchange Notes to become effective under the Securities Act on or prior to the 545th day after January 18, 2013 and to consummate the exchange offer within 30 business days of effectiveness of the registration statement.

        The registration statement of which this prospectus forms a part was filed pursuant to our obligations under this registration rights agreement.

        You are entitled to exchange in this exchange offer your Initial Notes for Exchange Notes which are identical in all material respects to the Initial Notes except that:

  •
  the Exchange Notes have been registered under the Securities Act and will be freely tradable by persons who are not affiliated with us;

  •
  the Exchange Notes are not entitled to registration rights which are applicable to the Initial Notes under the registration rights agreement; and

  •
  our obligation to pay additional interest on the Initial Notes as described in the registration rights agreement does not apply to the Exchange Notes.

        For purposes of this and other sections in this prospectus, we refer to the Initial Notes and the Exchange Notes together as the "Notes."

Senior Notes	We are offering to exchange up to $230,000,000 aggregate principal amount of our 9 1/4% Senior Secured Notes due 2018 which have been registered under the Securities Act for up to $230,000,000 aggregate principal amount of our Initial Notes which were issued on January 18, 2013. Initial Notes may be exchanged only in initial minimum denominations of $2,000 and any integral multiple of $1,000 in excess thereof.
Resales

Based on interpretations by the staff of the Securities and Exchange Commission (the "SEC") set forth in no-action letters issued to unrelated third parties, we believe that the Exchange Notes issued pursuant to this exchange offer in exchange for Initial Notes may be offered for resale, resold and otherwise transferred by you (unless you are our "affiliate" within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that you

• are acquiring the Exchange Notes in the ordinary course of business, and
• have not engaged in, do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of the Exchange Notes.

Each participating broker-dealer that receives Exchange Notes for its own account pursuant to this exchange offer in exchange for the Initial Notes that were acquired as a result of market-making or other trading activities must acknowledge that it will deliver a prospectus in connection with any resale of the Exchange Notes. See "Plan of Distribution."

Any holder of Notes who
• is our affiliate,
• does not acquire the Exchange Notes in the ordinary course of business, or
• tenders in this exchange offer with the intention to participate, or for the purpose of participating, in a distribution of Exchange Notes,

cannot rely on the position of the staff of the SEC expressed in Exxon Capital Holdings Corporation, Morgan Stanley & Co. Incorporated or similar no-action letters and, in the absence of an exemption, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with the resale of the Exchange Notes.

Expiration; Withdrawal of Tenders

This exchange offer will expire at 5:00 p.m., New York City time, on                        , 2014, or such later date and time to which we extend it. We do not currently intend to extend the expiration date. A tender of Initial Notes pursuant to this exchange offer may be withdrawn at any time prior to the expiration date. Any Initial Notes not accepted for exchange for any reason will be returned without expense to the tendering holder after the expiration or termination of this exchange offer.

Delivery of the Exchange Notes	The Exchange Notes issued pursuant to this exchange offer will be delivered to the holders who validly tender Initial Notes promptly following the expiration date.
Conditions to this Exchange Offer	This exchange offer is subject to customary conditions, some of which we may waive. See "The Exchange Offer—Certain Conditions to this Exchange Offer."
Procedures for Tendering Initial Notes

If you wish to accept this exchange offer, you must complete, sign and date the accompanying letter of transmittal, or a copy of the letter of transmittal, according to the instructions contained in this prospectus and the letter of transmittal. You must also mail or otherwise deliver the letter of transmittal, or the copy, together with the Initial Notes and any other required documents, to the exchange agent at the address set forth on the cover of the letter of transmittal. If you hold Initial Notes through The Depository Trust Company ("DTC") and wish to participate in this exchange offer, you must comply with the Automated Tender Offer Program procedures of DTC, by which you will agree to be bound by the letter of transmittal.

By signing or agreeing to be bound by the letter of transmittal, you will represent to us that, among other things:
• Any Exchange Notes that you will receive will be acquired in the ordinary course of your business;

• You have no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the Exchange Notes to be received in the exchange offer;

•

If you are a broker-dealer that will receive Exchange Notes for your own account in exchange for Initial Notes, that the Initial Notes to be exchanged for Exchange Notes were acquired as a result of market-making or other trading activities, and that you will deliver a prospectus in connection with any resale of such Exchange Notes; and

• You are not our "affiliate" as defined in Rule 405 under the Securities Act.
Effect on Holders of Initial Notes

As a result of the making of, and upon acceptance for exchange of all validly tendered Initial Notes pursuant to the terms of, this exchange offer, we will have fulfilled a covenant contained in the registration rights agreement and, accordingly, additional interest on the Initial Notes, if any, shall no longer accrue and we will no longer be obligated to pay additional interest as described in the registration rights agreement. If you are a holder of Initial Notes and do not tender your Initial Notes in this exchange offer, you will continue to hold such Initial Notes and you will be entitled to all the rights and limitations applicable to the Initial Notes in the indenture, except for any rights under the registration rights agreement that by their terms terminate upon the consummation of this exchange offer.

Consequences of Failure to Exchange

All untendered Initial Notes will continue to be subject to the restrictions on transfer provided for in the Initial Notes and in the indenture governing the Notes. In general, the Initial Notes may not be offered or sold unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Other than in connection with this exchange offer, or as otherwise required under certain limited circumstances pursuant to the terms of the registration rights agreement, we do not currently anticipate that we will register the Initial Notes under the Securities Act.

Regulatory Approvals

Other than compliance with the Securities Act and qualification of the indenture governing the notes under the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act" or "TIA"), there are no federal or state regulatory requirements that must be complied with or approvals that must be obtained in connection with the exchange offer.

Certain U.S. Federal Income Tax Consequences	The exchange of Initial Notes for Exchange Notes in this exchange offer should not be a taxable event for U.S. federal income tax purposes. See "Certain United States Federal Income Tax Consequences."
Use of Proceeds	We will not receive any cash proceeds from the issuance of the Exchange Notes in this exchange offer.
Exchange Agent

Wells Fargo Bank, N.A., the trustee under the indenture governing the Notes, is serving as exchange agent in connection with the exchange offer. The mailing address of the exchange agent is set forth on the cover page of the letter of transmittal.

 Summary of Terms of the Exchange Notes

        The summary below describes the principal terms of the Exchange Notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The "Description of Exchange Notes" section of this prospectus contains a more detailed description of the terms and conditions of the Notes. The Initial Notes were initially guaranteed by our subsidiaries, Westec Intelligent Surveillance, Inc., Westec Acquisition Corp. and Greater Alarm, each existing at the time of the issue date. Following the Subsidiaries Merger, we no longer have any subsidiaries. Accordingly, the Initial Notes are not currently, and the Exchange Notes will initially not be, guaranteed. The Notes may in the future be guaranteed by certain future domestic restricted subsidiaries under certain circumstances. See "Description of Exchange Notes."

Issuers	Interface Security Systems Holdings, Inc., a Delaware corporation, and Interface Security Systems, L.L.C., a Louisiana limited liability company, will co-issue the Exchange Notes on a joint and several basis.
Notes Issued	$230,000,000 aggregate principal amount of 9 1/4% Senior Secured Notes due 2018, registered under the Securities Act.
Maturity Date	January 15, 2018.
Interest Rate	Interest on the Notes will accrue at an annual rate of 9 1/4% per annum and will be payable in cash.
Interest Payment Dates	We will make interest payments on the Notes semi-annually, in arrears, on July 15 and January 15 of each year.
Guarantees	The Notes are not currently guaranteed. Any future domestic restricted subsidiaries will be required to fully and unconditionally guarantee, jointly and severally, on a senior secured basis the Notes.
Security Interest

The Notes and any guarantees will be secured by second priority liens on substantially all of our and any guarantors' assets, subject to certain exceptions. Pursuant to the terms of the intercreditor agreement, the liens on the collateral securing the Notes and any guarantees will be contractually subordinated to the liens on the collateral that secure the Revolving Credit Facility and certain other obligations. See "Description of Exchange Notes—Security" and "Description of Exchange Notes—Intercreditor Agreement."

Intercreditor Agreement

The administrative agent (on behalf of the secured parties under the Revolving Credit Facility) and the collateral agent (on behalf of the holders of the Initial Notes offered) have entered into an intercreditor agreement, which, among other things, defines the relative priorities of their respective security interests in the assets securing the Notes and the obligations under the Revolving Credit Facility and certain other matters relating to the administration of security interests, exercise of remedies, certain bankruptcy-related provisions and other intercreditor matters. The intercreditor agreement also provides, among other things, that in the event of a foreclosure on the collateral or of insolvency proceedings, the holders of the Notes and any other pari passu indebtedness will receive proceeds from the collateral only after obligations under the Revolving Credit Facility and certain other obligations have been paid in full. See "Description of Exchange Notes—Intercreditor Agreement."

Ranking	The Notes will be our and any guarantors' senior secured obligations and will:
• rank equal in right of payment with all of our and any guarantors' existing and future senior indebtedness;
• rank senior in right of payment to all of our and any guarantors' future subordinated indebtedness;

•

be effectively subordinated to any of our and any guarantors' future secured indebtedness that is secured by a first priority lien (including indebtedness under the Revolving Credit Facility) to the extent of the value of the assets securing such indebtedness;

•

be effectively senior to all of our and any guarantors' existing and future unsecured indebtedness to the extent of the value of the collateral securing the Notes after payment in full of all obligations secured by a first priority lien on such collateral; and

• be structurally junior to all existing and future indebtedness and other liabilities of any non-guarantor subsidiaries.
As of March 31, 2014, we had $261.2 million of secured indebtedness outstanding and the ability to borrow up to $5.6 million under our $45.0 million Revolving Credit Facility.
Optional Redemption

On or after July 15, 2015, we may redeem all or a part of the Notes at a premium that will decrease over time as set forth under "Description of Exchange Notes—Optional Redemption," plus accrued and unpaid interest, if any, to the date of redemption.

Prior to July 15, 2015, we may, at our option, redeem up to 35% of the aggregate principal amount of the Notes using an amount of cash equal to the net cash proceeds of certain equity offerings at a price equal to 109.250% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of redemption; provided that, following any and all such redemptions, at least 65% of the aggregate principal amount the Notes originally issued under the indenture remains outstanding and the redemption occurs within 90 days of the closing of such equity offering.

In addition, at any time prior to July 15, 2015, we may, at our option, redeem all or a part of the Exchange Notes, upon not less than 30 nor more than 60 days' notice, at a redemption price equal to 100% of the principal amount of the Exchange Notes redeemed plus a specified make-whole premium, plus accrued and unpaid interest, if any, to the applicable date of redemption. See "Description of Exchange Notes—Optional Redemption."

Change of Control Offer

If we experience certain kinds of changes of control, the holders of the Notes will have the right to require us to purchase all or a portion of their Notes at an offer price in cash equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase.

Asset Sale Offer

Upon certain asset sales, we may be required to offer to use an amount of cash equal to the net cash proceeds of such asset sale to purchase the Notes at 100% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase. See "Description of Exchange Notes—Certain Covenants."

Covenants	The indenture governing the Notes contains covenants that limit our ability and the ability of any restricted subsidiaries to, among other things:
• transfer or sell assets or use asset sale proceeds;
• pay dividends or make distributions, redeem subordinated debt or make other restricted payments;
• make certain investments;
• incur or guarantee additional debt or issue redeemable or preferred equity securities;
• create or incur certain liens on our assets;
• incur dividend or other payment restrictions affecting any future restricted subsidiaries;
• merge, consolidate or transfer all or substantially all of our assets; and
• enter into certain transactions with affiliates.
These covenants are subject to a number of important exceptions and qualifications and are described in more detail in "Description of Exchange Notes—Certain Covenants."
Risk Factors	You should consider carefully all of the information set forth in this prospectus and, in particular, you should evaluate the risks described under "Risk Factors."

 Summary Historical Consolidated Financial Data

        The following table sets forth summary historical consolidated financial and other data as of the dates and for the periods indicated. The balance sheet data as of December 31, 2013 and 2012 and statement of income data for the years ended December 31, 2013, 2012 and 2011 were derived from our audited consolidated financial statements included elsewhere in this prospectus. The balance sheet data as of December 31, 2011, 2010 and 2009 and the statement of income data for the years ended December 31, 2010 and 2009 have been derived from our audited financial statements, which are not included in this prospectus. The statement of income data for the three months ended March 31, 2014 and 2013 and the balance sheet data as of March 31, 2014 were derived from our unaudited consolidated financial statements included elsewhere in this prospectus. Our unaudited interim financial statements were prepared on the same basis as the audited annual financial statements, and, in the opinion of management, include all adjustments, consisting only of normal, recurring adjustments necessary for a fair presentation of the information set forth therein. Interim results are not necessarily indicative of the results to be expected for an entire year.

        This information is only a summary and should be read in conjunction with "Capitalization," "Selected Historical Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited and unaudited consolidated financial statements and related notes included elsewhere in this prospectus.

	Three Months Ended March 31,		Year Ended December 31,
	2014	2013	2013	2012	2011
	(in thousands)
Statement of Income Data:
Revenue
Services	$25,705	$26,380	$111,520	$98,192	$74,953
Products	3,015	3,865	15,222	12,253	12,417

Total revenue	28,720	30,245	126,742	110,445	87,370

Cost and Expenses
Cost of services	19,754	19,677	86,902	65,961	59,128
Cost of products	3,772	3,363	15,659	12,545	14,105
General and administrative expenses	8,100	6,201	25,776	24,739	15,780
Amortization	2,372	2,463	10,761	10,016	10,490
Depreciation	2,450	2,362	10,121	7,898	4,264
Loss on extinguishment of debt	—	707	572	—	—
Loss (gain) on sale of long-lived assets	479	(9)	109	16	(50)
Gain on sale of Transferred Assets	(39,715)	—	—	—	—

Total costs and expenses	(2,788)	34,764	149,900	121,175	103,717

(Loss) income from operations	31,508	(4,519)	(23,158)	(10,730)	(16,347)
Interest expense	6,133	5,879	23,954	18,095	12,470
Interest income	4	4	14	15	59

(Loss) income before provision for income taxes	25,379	(10,394)	(47,098)	(28,810)	(28,758)
Provision for income taxes	(2,311)	171	722	521	640

Net (loss) income	27,690	(10,565)	(47,820)	(29,331)	(29,398)
Net loss attributable to noncontrolling interest	—	(10)	(30)	(39)	(34)

Net (loss) income attributable to Interface Security Systems Holdings, Inc.	$27,690	$(10,555)	$(47,790)	$(29,292)	$(29,364)

	Three Months Ended March 31,		Year Ended December 31,
	2014	2013	2013	2012	2011
	(in thousands)
Selected Operating Metrics (as of end of period):
Total RMR (in thousands)(1)	$7,441	$8,050	$8,412	$7,842	$5,804
Total customer sites(1)	76,356	105,846	103,692	106,522	100,785
ARPU(1)	$97.45	$76.05	$81.12	$73.36	$57.59
Other Financial Data:
EBITDA(2)	$36,330	$306	$(2,276)	$7,184	$(1,593)
Adjusted EBITDA(2)	7,205	10,597	38,149	38,085	28,625
Capital expenditures, other	352	145	1,302	845	1,277

	As of March 31,		As of December 31,
	2014	2013	2013	2012	2011
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$573	$175	$361	$1,574	$928
Total assets	121,308	129,923	128,328	121,427	71,740
Total debt(3)	261,209	230,761	256,818	209,288	142,855
Ratio of earnings to fixed charges(4)	5.1x	—	—	—	—

(1)
Total RMR is the aggregate RMR billed to all customers at the end of a given period. Total customer sites represents the aggregate number of customer sites for which RMR is being billed at the end of a given period. ARPU is calculated by dividing total RMR by the number of total customer sites.

(2)
EBITDA represents net (loss) income attributable to Interface Security Systems Holdings, Inc. before interest expense, interest income, income taxes, depreciation, amortization and net loss attributable to noncontrolling interest. Adjusted EBITDA represents EBITDA as further adjusted for loss on extinguishment of debt, gain or loss on sale of assets (including the Transferred Assets), sales and installation costs, net of sales and installation revenue, related to organic RMR growth, plus 50% of non-capitalized corporate and service center administrative costs related to organic RMR growth, less capitalized subscriber system assets. Our calculation of Adjusted EBITDA does not include any adjustments for expenses related to the Westec Acquisition, the sale of the Transferred Assets, the Subsidiaries Merger, financing of the Revolving Credit Facility or preparing for the initial registration of the Exchange Notes. These expenses for the years ended December 31, 2013, 2012 and 2011 and the three months ended March 31, 2014 and 2013 were $0.8 million, $4.4 million, $0, $1.9 million and $0.1 million, respectively.

Our measurement of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures of other companies and are not measures of performance calculated in accordance with GAAP. We have included information concerning EBITDA and Adjusted EBITDA because we believe that such information is used by certain investors as supplemental measures of a company's historical ability to service debt. We believe these measures are frequently used by securities analysts, investors and other interested parties in the evaluation of high yield issuers, many of which present EBITDA and Adjusted EBITDA when reporting their results. Our presentation of EBITDA and Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or nonrecurring items. Please see "Non-GAAP Financial Measures" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures."

  The following table sets forth a reconciliation of net loss (income) attributable to Interface Security Systems Holdings, Inc. to EBITDA and EBITDA to Adjusted EBITDA:

	Three Months Ended March 31,		Year Ended December 31,
	2014	2013	2013	2012	2011
	(in thousands)
Net (loss) income attributable to Interface Security Systems Holdings, Inc.	$27,690	$(10,555)	$(47,790)	$(29,292)	$(29,364)
Net loss attributable to noncontrolling interest	—	(10)	(30)	(39)	(34)
Provision for income taxes	(2,311)	171	722	521	640
Interest expense	6,133	5,879	23,954	18,095	12,470
Interest income	(4)	(4)	(14)	(15)	(59)
Depreciation	2,450	2,362	10,121	7,898	4,264
Amortization	2,372	2,463	10,761	10,016	10,490

EBITDA	36,330	306	(2,276)	7,184	(1,593)
Loss (gain) on sale of long-lived assets	479	(9)	109	16	(50)
Gain on sale of Transferred Assets	(39,715)	—	—	—	—
Loss on extinguishment of debt	—	707	572	—	—
Sales and installation expense(a)	12,207	16,617	66,383	46,881	49,497
50% of overhead expenses(b)	3,988	3,038	12,638	12,120	7,640
Capitalized expenditures, subscriber system assets(c)	(1,682)	(4,505)	(15,642)	(7,894)	(6,366)
Sales and installation revenue(d)	(4,402)	(5,557)	(23,635)	(20,222)	(20,503)

Adjusted EBITDA	$7,205	$10,597	$38,149	$38,085	$28,625

(a)
Reflects sales and installation costs related to organic RMR growth. Certain other industry participants purchase customers through customer contract purchases, and as a result, may capitalize the full cost to purchase these customer contracts, as compared to our organic generation of new customers, where a majority of our customer creation costs is expensed.

(b)
Reflects 50% of the corporate and service center administrative costs related to organic RMR growth and is not capitalized. Corporate and service center administrative cost includes expenses and the related overhead to support the RMR and installation growth. Other industry participants customarily allocate 50% of their overhead cost to RMR and sales growth.

(c)
Reflects sales and installation cost related to organic RMR growth, including those costs associated with accounts payable as of March 31, 2014, that are capitalized as subscriber systems assets. Since the full amount of sales and installation expense is added as an adjustment in (a) above, the capitalized portion of the sales and installation cost is deducted from the Adjusted EBITDA calculation.

(d)
Reflects revenues received for the installation of subscriber systems related to organic RMR growth to match certain costs incurred in connection with the installations as described in (a) above.
(3)
Represents our long-term debt, including the current portion thereof.

(4)
For purposes of computing the ratio of earnings to fixed charges, earnings consist of (i) income (loss) before provision for income taxes, and (ii) fixed charges. Fixed charges consist of (i) interest expense, (ii) amortization of debt costs, and (iii) a portion of rental expense that management believes is representative of the interest component of rental expense. Our earnings were insufficient to cover fixed charges by $47.1 million, $28.8 million, $28.8 million and $10.4 million for the years ended December 31, 2013, 2012 and 2011 and for the three months ended March 31, 2013, respectively.

RISK FACTORS

        An investment in the Notes involves a number of risks. You should carefully consider each of the risks described below, as well as the other information presented in this prospectus, before participating in this exchange offer. Any of the following risks, as well as additional risks and uncertainties not currently known to us or that we deem immaterial, could materially adversely affect our business, financial condition, results of operations or cash flows.

Risks Related to Our Business and Our Industry

If we are unable to maintain compliance with various covenants under the Revolving Credit Facility to borrow funds, our business, cash flows and operations could be materially adversely affected.

        We are required to comply with various financial and non-financial covenants in order to borrow under the agreement governing the Revolving Credit Facility. If we are unable to maintain various financial and other covenants required by the agreement governing the Revolving Credit Facility, we will be unable to borrow any funds under the agreement until we cure any such defaults. Although we believe we will be able to maintain compliance with all these covenants and any covenants we may negotiate in the future, there can be no assurance thereof. For example, on May 16, 2014, we entered into a waiver, consent and second amendment to the Revolving Credit Facility with Capital One, which (i) amended the Revolving Credit Facility to permit, and in which Capital One consented to, certain events in connection with the Reorganization Transactions; (ii) amended the Revolving Credit Facility to provide that a "change of control" in the indenture governing the Master Holdings Notes will constitute a "change in control" under the Revolving Credit Facility; and (iii) waived any defaults in connection with the prior substantial doubt about our ability to continue as a going concern. There can be no assurance we will be able to obtain consents, waivers or other modifications to any defaults if needed in the future on economic terms, if at all. Failure to comply with any of the covenants, representations or warranties, or failure to modify them to allow future compliance, could result in our being in default and could cause all outstanding borrowings under our Revolving Credit Facility to become immediately due and payable, or impact our ability to borrow under the agreement. If we are unable to borrow funds under the Revolving Credit Facility, we will need to seek a replacement credit facility or raise additional capital from other sources to continue our operations, which capital may not be available on acceptable terms, or at all.

The indenture governing the Master Holdings Notes generally prohibits Master Holdings, Holdings or any of their subsidiaries from incurring additional funded debt, other than amounts available under the Revolving Credit Facility, which could materially adversely affect our and Master Holdings' ability to fund operations or service debt.

        Our and Master Holdings' ability to finance operations and meet debt obligations may depend on our and Master Holdings' ability to borrow money. The indenture governing the Master Holdings Notes generally prohibits borrowing by Master Holdings, Holdings and their subsidiaries of funded debt other than advances under the Revolving Credit Facility not exceeding the lesser of $45.0 million or 5 times RMR (or, subject to meeting certain financial tests, the lesser of $50.0 million or 5 times RMR). No assurance can be given that (i) operating income would be sufficient to fund operations and service debt, (ii) we would be able to meet various covenants under Revolving Credit Facility in order to borrow funds, or (iii) any available advances under the Revolving Credit Facility would be sufficient to fund operations and debt service requirements when needed. We and Master Holdings may be required to seek other sources of capital such as equity investments, which may not be available on terms permitted under the indenture governing the Master Holdings Notes or the Notes or on acceptable terms or at all. The indenture governing the Master Holdings Notes and the Notes restrict Master Holdings' and our ability to issue certain types of preferred stock or issue equity in us, which may limit Master Holdings' and our ability to obtain equity capital in the future. In the event that operating income is not sufficient to fund operations and debt service and additional capital is not available from permitted sources in the future, we and Master Holdings would be required to seek a recapitalization transaction. No assurance can be given that we and Master Holdings would be able to effect a recapitalization transaction. If we and Master Holdings are unable to access capital required to fund operations or service debt, our business, financial condition and results of operations would be materially and adversely affected, and we may not be able to continue as a going concern.

        If for any reason we or Master Holdings are unable to meet our debt service and repayment obligations, including under the Master Holdings Notes, the Revolving Credit Facility and the Notes, we and Master Holdings, as applicable, would be in default under the terms of the agreements governing such indebtedness, which would allow the creditors at that time to declare all outstanding indebtedness to be due and payable. This would likely in turn trigger cross acceleration or cross default rights between our and Master Holdings' applicable debt agreements. Under these circumstances, our and Master Holdings' lenders could compel us to apply all of our available cash to repay our or its borrowings or they could prevent us from making payments on the Notes. In addition, these lenders could then seek to foreclose on our assets that are their collateral. If the amounts outstanding under the Master Holdings Notes or under the Revolving Credit Facility or Notes were to be accelerated, or were the subject of foreclosure actions, we cannot assure you that our or its assets would be sufficient to repay in full the money owed to our debt holders, including you as a noteholder.

Our industry is highly competitive.

        We operate in a highly competitive industry. We face competition from security alarm and monitoring companies, cable and other telecommunications companies and cloud based managed service providers. In addition, we face competition from regional competitors that concentrate their capital and other resources in targeting local markets. Many of our competitors have greater capital and other resources than we do and may benefit from greater economies of scale and other lower costs that permit them to offer more favorable terms to consumers (including lower security service costs) than those offered by us, causing such consumers to choose to enter into contracts with such competitors. These competitive pressures may be magnified by an economic downturn in which customers put a greater emphasis on lower cost products or services. Further, our competitors could begin to supply integrated solutions to customers, which could expose us to direct competition for our product offerings. These competitors may also benefit from greater name recognition and superior advertising, marketing and promotional resources. If our competitors allocate greater resources over time to markets where our business is more highly concentrated, the negative impact on our business may increase over time. To the extent that we are unable to successfully compete against existing and future competitors, our business, financial condition and results of operations would be materially adversely affected.

        With respect to our residential customers, we also face potential competition from improvements in self-monitoring systems, which enable consumers to monitor their home environment without third-party involvement through the Internet, text messages, emails or similar communications. Continued pricing pressure or improvements in technology and shifts in consumer preferences towards self-monitoring could adversely impact our customer base or pricing structure and have a material and adverse effect on our business, financial condition, results of operations and cash flows.

Catastrophic events may disrupt our business.

        Unforeseen events, or the prospect of such events, including war, terrorism and other international conflicts, public health issues including health epidemics or pandemics and natural disasters such as hurricanes, earthquakes or other adverse weather and climate conditions, whether occurring in the United States or elsewhere, could disrupt our operations, disrupt the operations of suppliers or customers or result in political or economic instability. These events could reduce demand for our products and services or make it difficult or impossible to receive equipment from suppliers, which in turn may materially and adversely affect our business, financial condition and results of operations.

We rely on long-term retention of customers and customer attrition can have a material adverse effect on our results.

        We incur significant upfront costs to originate new customers. Accordingly, our long-term performance is dependent on our customers remaining with us for several years after the initial term of their contracts, which are generally between 36 and 60 months. Our failure to retain customers for a long term could materially and adversely affect our business, financial condition, cash flows or results of operations.

A significant portion of our RMR is attributable to our top customers.

        As of March 31, 2014, approximately 21.2% of our total RMR is attributable to our top customer and 46.1% of our total RMR is attributable to our top ten customers. If one, or a combination, of our top customers cancels, or materially decreases, its current subscription for our services, or is unable to satisfy its payment obligations, our financial condition, results of operations and cash flows could be materially and adversely affected.

Our business is concentrated in certain markets.

        Our business is concentrated in certain markets. As of March 31, 2014, approximately 55% of our total RMR was derived from customers located in Texas, California, Florida, Louisiana, Tennessee and Missouri. Accordingly, our business and results of operations are particularly susceptible to adverse economic, weather and other conditions in such markets and in other markets that may become similarly concentrated.

Our operations depend upon telecommunication services providers to transmit signals to our third-party providers and our monitoring stations and on broadband service providers to sell us their products for resale.

        Our operations depend heavily upon cellular, broadband and other telecommunications providers to provide communication paths to and from our monitoring stations and customers in a timely, cost-efficient and consistent manner. The failure of one or more of these providers to provide communication paths in a timely manner could affect our ability to provide services to our customers. There can be no assurance that third-party telecommunications providers and signal-processing centers will continue to provide communication paths to our third-party providers and the monitoring stations without disruption. Any such disruption, particularly one of a prolonged duration, could have a material adverse effect on our business. In addition, failure to renew contracts with existing providers or to contract with other providers on commercially acceptable terms or at all may adversely impact our business.

        Certain elements of our operating model have historically relied on our customers' continued selection and use of traditional landline telecommunications to transmit signals to our monitoring stations and to provide services to our customers. There is a growing trend for consumers to switch to the exclusive use of cellular, satellite or Internet communication technology, and telecommunication providers may discontinue their landline services in the future. In addition, many of our customers who use cellular communication technology for their systems use products that rely on 2G technology, and telecommunication providers may discontinue 2G services in the future. The discontinuation of landline, 2G and any other services by telecommunications providers in the future would require customers to upgrade to alternative, and potentially more expensive, technologies. This could increase our customer attrition rates and slow our new customer additions. To maintain our customer base that uses components that are or could become obsolete, we may be required to upgrade or implement new technologies, including by offering to subsidize the replacement of customers' outdated systems at our expense. Any such upgrades or implementations could require significant capital expenditures and also divert management's attention and other important resources away from our customer service and sales efforts.

        Our physical security and IP managed solutions are accessed through the Internet and our security monitoring services are increasingly delivered using Internet technologies. Some providers of broadband access may refuse to renew their contracts with us or to sell their products to us, or may take measures that affect their customers' ability to use these products and services, such as degrading the quality of the data packets we transmit over their lines, giving those packets low priority, giving other packets higher priority than ours, blocking our packets entirely or attempting to charge their customers more for using our services. In the United States, there continues to be some uncertainty regarding whether suppliers of broadband Internet access have a legal obligation to allow their customers to access services such as ours without interference. In December 2010, the Federal Communications Commission ("FCC") adopted new net neutrality rules that would protect services like ours from such interference. Several parties have sought judicial review of the FCC's net neutrality rules, and in January 2014, the anti-blocking and unreasonable discrimination provisions of the rules were vacated. While the court ruling did not foreclose the FCC from adopting anti-blocking or non-discrimination rules, interference with our services or higher charges to us by broadband service providers or the refusal of broadband service providers to sell us their products and services could cause us to lose existing customers, impair our ability to attract new customers and materially and adversely affect our business, financial condition, results of operations and cash flows.

        In addition, telecommunication services providers are subject to extensive regulation in the markets where we operate or may expand in the future. Changes in the applicable laws or regulations affecting telecommunication services could require us to change the way we operate, which could increase costs or otherwise disrupt our operations, which in turn could adversely affect our business, financial condition, cash flows or results of operations.

We may fail to obtain or maintain necessary governmental licenses or otherwise fail to comply with applicable laws and regulations.

        Our business is subject to a variety of laws, regulations and licensing requirements of federal, provincial, state and local authorities and may become subject to additional such requirements in the future. In addition, in certain jurisdictions, we are required to obtain licenses or permits to comply with standards governing servicing of customers, monitoring station employee selection and training and to meet certain standards in the conduct of our business. Although we believe we are in material compliance with all applicable laws, regulations, and/or licensing requirements, in the event that these laws, regulations and/or licensing requirements change, we may be required to modify our operations or to utilize resources to maintain compliance with such laws and regulations. Our failure to comply with such laws, regulations and licensing requirements as may be in effect from time to time could have a material adverse effect on us.

        If we expand the scope of our products and services or our operations in any new country, state, province, territory or municipality with additional laws, regulations and/or licensing requirements, we may be required to obtain the applicable licenses and otherwise maintain compliance with such additional laws, regulations and/or licensing requirements. In addition, the development of new technologies, such as broadband, VoIP and other IP-based services, also has created or potentially could create conflicting regulation between the FCC and various state and local authorities, which could lead to additional regulation of us and our services.

        New regulations may also be enacted that could have an adverse effect on us. For example, certain U.S. municipalities have adopted, or are considering adopting, laws, regulations or policies aimed at reducing the number of false alarms, including: (i) subjecting security monitoring companies to fines or penalties for transmitting false alarms, (ii) imposing fines on security services customers for false alarms, (iii) imposing limitations on the number of times the police will respond to alarms at a particular location after a specified number of false alarms and (iv) requiring further verification of an event giving rise to an alarm signal, such as a visual verification, before the police will respond.

        These measures could adversely affect our future operations and future business by increasing our costs, reducing customer satisfaction or affecting the public perception of the effectiveness of our services. In addition, federal, state and local governmental authorities have considered, and may in the future consider, implementing consumer protection initiatives, which could impose significant constraints on the use of our sales channels.

Government regulation of communications monitoring could cause a decline in the use of our digital video surveillance products, result in increased expenses, or subject us and our customers to regulation or liability.

        As the communications industry continues to evolve, governments may increasingly regulate products that monitor and record voice, video, and data transmissions over public communications networks. For example, the products we sell to our customers, which interface with a variety of wireline, wireless, and Internet protocol networks must comply in the United States with the technical standards established by the FCC. The adoption of new laws governing the use of our products or changes made to existing laws could cause a decline in the use of our products and could result in increased costs, particularly if we are required to modify or redesign products to accommodate these new or changing laws.

We rely on network and information systems and other technologies, as well as key properties, and a disruption, cyber-attack, failure or destruction of such networks, systems, technologies or properties may disrupt our business.

        Network and information systems and other technologies, including those related to our computer, data back-up and processing systems, redundant monitoring facilities, network management, customer service operations and programming delivery, are critical to our business activities. Network and information systems-related events, such as computer hackings, cyber-attacks, computer viruses, worms or other destructive or disruptive software, process breakdowns, denial of service attacks, malicious social engineering or other malicious activities, or any combination of the foregoing, or power outages, natural disasters, terrorist attacks or other similar events, could result in a degradation or disruption of our services, security monitoring failures or damage to our properties, equipment and data. These events also could result in large expenditures to repair or replace the damaged properties, networks or information systems or to protect them from similar events in the future.

        The risk of these systems-related events and security breaches occurring has intensified, in part because we maintain certain information necessary to conduct our businesses in digital form stored on cloud servers. While we develop and maintain systems seeking to prevent systems-related events and security breaches from occurring, the development and maintenance of these systems is costly and requires ongoing monitoring and updating as technologies change and efforts to overcome security measures become more sophisticated. Despite these efforts, there can be no assurance that these events and security breaches will not occur in the future. Moreover, we may provide certain confidential, proprietary and personal information to third parties in connection with our businesses, and while we obtain assurances that these third parties will protect this information, there is a risk that this information may be compromised.

Our business is subject to macroeconomic factors that may negatively impact our results of operations.

        The physical security and IP managed solutions business is generally dependent in part on national, regional and local economic conditions. Beginning in mid-2007, worldwide economic conditions experienced a downturn that has coincided with, or contributed to, increased energy costs, concerns about inflation, slower economic activity, decreased business and consumer confidence, reduced corporate profits and capital spending, adverse business conditions and liquidity concerns and increased unemployment, precipitating a deep economic recession with what currently appears to be a slow recovery. Our business is also generally dependent on the overall demand for IT and managed service solutions. If commercial spending relating to IT and managed service solutions were to decrease or does not meet our expectations for growth, our results of operations could be materially and adversely affected.

        Volatility in the credit markets and disruptions in the financial markets has adversely impacted the availability and cost of credit, leading to higher borrowing costs for companies or, in some cases, the inability of these companies to fund their ongoing operations. As a result, our customers may be forced to delay or reduce or be unable to finance purchases of our products and services and may delay payment or default on outstanding bills to us.

        There is no assurance that current conditions will stabilize or improve or that various governmental responses to the disruptions in the financial markets will restore business and consumer confidence, stabilize the markets or increase liquidity or the availability of credit. We cannot predict the timing or duration of any economic slowdown or the timing or strength of a subsequent economic recovery, worldwide, or in the specific markets we serve. Such downturns in the economy in general, and the credit markets in particular, may negatively impact our business. Although we have continued to grow our business during this downturn, no assurance can be given that we will be able to continue to increase subscriptions or that we will not experience higher attrition rates.

Customers are subject to economic, credit, financial and other risks that could affect their ability to pay us.

        Substantially all of our revenues are derived from the recurring monthly revenue due from customers. We are dependent on the ability and willingness of customers to pay amounts due to us under their contracts on a monthly basis in a timely manner. Our customers are subject to economic, credit, financial and other risks, as applicable. These risks could materially and adversely affect a customer's ability to make required payments under their contracts with us in full or on a timely basis. Any such decrease or delay in customer payments may have a material adverse effect on us. As a result of financial distress, customers may apply for relief under bankruptcy and other laws relating to creditors' rights. In addition, customers may be subject to involuntary application of such bankruptcy and other laws relating to creditors' rights. The bankruptcy of a customer could adversely affect our ability to collect payments due under the applicable customer contract and to protect our rights under, and otherwise realize the value of, such contract. This may occur as a result of, among other things, application of the automatic stay, delays and uncertainty in the bankruptcy process and potential rejection of such customer contracts. Our customers' inability to pay, whether as a result of economic or credit issues, bankruptcy or otherwise, could have a material adverse effect on our financial condition and results of operations.

Our future operating results are uncertain.

        Prior growth rates in revenues and other operating and financial results should not be considered indicative of our future performance. Our performance will depend on, among other things: (i) our ability to renew and/or upgrade contracts and bundle additional services with existing customers and to achieve high customer satisfaction with existing customers; (ii) our ability to obtain agreements with new customers to use our products and services, including our ability to scale the number of new customers generated through inside sales; (iii) our ability to increase the density of our customer base for existing service locations or continue to expand into new geographic markets or services; and (iv) our ability to successfully develop and market new and innovative physical security and IP managed services products and adapt to other technological developments.

        Our operating results will depend on many factors, including: (i) the level of product and price competition; (ii) the degree of saturation in, and our ability to further penetrate, existing markets; (iii) our ability to manage revenues, origination or acquisition of new customer contracts and attrition rates, and general and administrative costs; and (iv) our ability to attract, train and retain qualified employees.

        If our future operating results suffer as a result of our inability to renew our existing customer contracts, originate new customer contracts, increase the density of our customer base, introduce new and successful products, manage our growth, or for any of the other reasons mentioned above, there could be a material adverse effect on our business, financial condition, cash flows or results of operations.

Contracted Backlog may not be realized or may not result in profits.

        Contracted Backlog is difficult to determine with certainty. Customers often have no obligation under our contracts to assign or release work to us, and many contracts may be terminated on short notice. Reductions in backlog due to cancellation of one or more contracts or projects by a customer or for other reasons could significantly reduce the revenue and profit we actually receive from contracts included in Contracted Backlog. In the event of a project cancellation, we may be reimbursed for certain costs but would not have a contractual right to the total revenues reflected in our Contracted Backlog. The Contracted Backlog we obtain in connection with any companies we acquire may not be as large as we believed or may not result in the revenue or profits we expected. In addition, projects that are delayed may remain in Contracted Backlog for extended periods of time. All of these uncertainties are heightened by negative economic conditions and their impact on our customers' spending, as well as the effects of regulatory requirements and weather conditions. Consequently, we cannot assure that our estimates of Contracted Backlog are accurate or that we will be able to realize our estimated Contracted Backlog.

We are highly dependent on our ability to attract, train and retain an effective sales force.

        Our business is highly dependent on our ability to attract, train and retain effective sales representatives and managers. In addition, because sales representatives become more productive as they gain experience, retaining those individuals is very important for our success. If we are unable to attract, train and retain an effective sales force, our business, financial condition, cash flows or results of operations could be adversely affected.

We rely on third party providers for the components of our security systems and managed IP solutions and any failure or interruption in products or services provided by these third parties could harm our ability to operate our business.

        We depend on third party suppliers to supply us with a significant amount of the components of our security systems and managed IP solutions, including routers, control panels and video surveillance equipment, necessary to provide certain of our services. Some of these suppliers represent our primary source of supply. Our two largest suppliers are Honeywell, which supplies our panels, and Cisco, which supplies our routers. If any of these suppliers experience operating or financial difficulties or if demand exceeds their capacity or they otherwise cannot meet our specifications, our ability to provide some services may be materially adversely affected. In addition, should our suppliers cease to manufacture the products we purchase from them, we may be required to locate additional suppliers. We may be unable to locate alternate suppliers on a timely basis or to negotiate the purchase of equipment on favorable terms, if at all. In addition, some of our agreements with our suppliers are terminable at will upon 30 to 90 days prior notice. If any of these suppliers terminate our contracts, our ability to provide some services may be adversely affected and we may be unable to negotiate new agreements on favorable terms, if at all. Our suppliers, in turn, depend upon a limited number of outside unaffiliated suppliers for key components and materials used in our equipment. If any of these suppliers cease to provide components and materials in sufficient quantity to meet the needs of the manufacturers of our equipment there may not be adequate alternative sources of supply, which could lead to significant delays in the supply of equipment. Any interruption in supply could cause delays in installations and repairs and the loss of current and potential customers.

        Also, if a previously installed component were found to be defective, we might not be able to recover the costs associated with its repair or replacement across our installed customer base, and the diversion of technical personnel to address the defect could materially and adversely affect our business, financial condition, results of operations and cash flows.

We rely on certain third-party providers of software and services integral to the operations of our business.

        We rely on certain software technology that we license from third parties and use in our products and services to perform key functions and provide critical functionality. For example, we license the software platform for our event monitoring services from third parties. With regard to licensed software technology, we are, to a certain extent, dependent upon the ability of third parties to maintain, enhance or develop their products and services on a timely and cost-effective basis, to meet industry technological standards and to deliver products that are free of defects or security vulnerabilities, and to ensure their services are free from disruptions or interruptions. Further, these third-party products or technology licenses may not always be available to us on commercially reasonable terms or at all.

        If our agreements with third-party vendors are not renewed or the third-party software or services become obsolete, are incompatible with future versions of our products or services or otherwise fail to address our needs, there is no assurance that we would be able to replace the functionality provided by the third-party products or services with technology from alternative providers. Furthermore, even if we obtain licenses to alternative products or services that provide the functionality we need, we may be required to replace hardware installed at our monitoring stations and at our customers' sites, including security system control panels, routers, video surveillance equipment and peripherals, in order to affect our integration of or migration to alternative software products. Any of these factors could materially and adversely affect our business, financial condition, results of operations and cash flows.

The loss of our senior management could disrupt our business.

        We depend to a large extent on the services of our senior management. Our senior management is important to the success of our business because there is significant competition for executive personnel with experience in the physical security and IP managed solutions industries. As a result of this need and the competition for a limited pool of industry-based executive experience, we may not be able to retain our existing senior management. In addition, we may not be able to fill new positions or vacancies created by expansion or turnover. With the exception of Mr. Shaw, we do not and do not currently expect to have in the future "key-person" insurance on the lives of any other member of our senior management. The loss of any member of our senior management team without retaining a suitable replacement (either from inside or outside our existing management team) could have a material adverse effect on our business, financial condition and results of operations.

Privacy and data protection laws and privacy breaches could have a material adverse effect on our business.

        In the course of our operations, we gather, process, transmit and store confidential customer information, including personal, payment, credit and other similar information. We use this information for operational, marketing and promotional purposes and rely on proprietary and commercially available systems, software, tools and monitoring to provide security for such information.

        Any security breaches, such as misappropriation, misuse, leakage, falsification or accidental release or loss of information maintained in our information technology systems and networks, including customer, personnel and vendor data, could cause interruptions in operations and damage to our reputation, subject us to costs and liabilities and materially and adversely affect sales, revenues and profits, which in turn could have a material adverse impact on our business, financial condition, cash flows or results of operations.

        In addition, the systems currently used for transmission and approval of payment card transactions and the technology utilized in ACH payments and payment cards themselves, all of which can put payment card data at risk, are determined and legally-mandated by payment card industry standards. Criminals are using increasingly sophisticated methods, including cyber-attacks, to capture various types of information relating to customers, to engage in illegal activities such as fraud and identity theft, and to expose and exploit potential security and privacy vulnerabilities in corporate systems and web sites.

        Further, our collection, transfer and use of personal information is limited by privacy and data protection laws and regulations in those jurisdictions, including the National Do Not Call Registry operated by the U.S. Federal Trade Commission, the U.S. Federal CAN-SPAM Act of 2003, the European Data Protection Directive and The Do Not Call Registry maintained by the Canadian Radio-television and Telecommunications Commission. Our compliance with these laws and regulations increases our operating costs, and additional laws and regulations (and new interpretations of existing laws and regulations) in these areas may further increase our operating costs and adversely affect our ability to effectively market our products and services. Our failure to comply with any of these laws and regulations could result in fines, sanctions and other penalties and additional restrictions on our collection, transfer or use of customer data. These developments could materially and adversely affect our business, financial condition, cash flows or results of operations.

Our new products and services may not be successful.

        Any enhanced products and services, or any other new products or services, that we may cross-sell, up-sell or launch in the future may not be well-received by our customers and may not help us to attract new customers or lower the attrition rate of existing customers. Any profits we may generate from these or other new products or services may be lower than profits generated from our core products and services and may not be sufficient for us to recoup the development costs incurred. New products and services may also have lower gross margins, particularly to the extent that they do not fully utilize our existing infrastructure. In addition, new products and services may present new and difficult technological challenges that may subject us to claims or complaints if customers experience service disruptions or failures or other quality issues. To the extent our new products and services are not successful, it could damage our reputation, limit growth and have a material adverse effect on our business, financial condition, cash flows or results of operations.

We may not be able to leverage relationships with existing customers for additional sales.

        Our efforts to sell additional products and services to existing customers may not be as well received as we expect. If existing customers do not purchase additional services from us, we will not have the competitive advantages that our bundled services provide and have difficulty increasing revenue per customer levels. Further, we may experience difficulties in cross-selling our products and services to Westec customers. To the extent we are unable to sell additional products and services to our or Westec's existing customers, our organic growth could be limited and we may not be able to fully realize the benefits of the Westec Acquisition.

Insurance policies may not cover all of our operating risks and a casualty loss beyond the limits of our coverage could negatively impact our business.

        We are subject to all of the operating hazards and risks normally incidental to the provision of our services and business operations. In addition to contractual provisions limiting our liability to customers and third parties, we maintain insurance policies in such amounts and with such coverages and deductibles that we believe are reasonable and prudent. Nevertheless, such insurance may not be adequate to protect us from all the liabilities and expenses that may arise from claims for personal injury, death or property damage arising in the ordinary course of business and current levels of insurance may not be able to be maintained or available at economical prices. If a significant liability claim is brought against us that is not covered by insurance, then we may have to pay the claim with our own respective funds, which could have a material adverse effect on our business, financial condition, cash flows or results of operations.

We may be subject to claims for infringing the intellectual property rights of others, and such claims would be costly to defend, could require us to pay damages or enter into licensing agreements with third parties and could limit our ability to use certain technology or increase our costs to use certain technology and products in the future.

        We cannot be certain that our products and services do not and will not infringe the intellectual property rights of others. We may in the future become subject to litigation and other claims based on allegations of infringement or other violations of the intellectual property rights of others, including alleged patent infringement. Regardless of their merits, intellectual property claims divert the attention of our personnel and are often time-consuming and expensive to litigate or settle. In addition, to the extent claims against us are successful, we may have to pay substantial monetary damages or discontinue or modify certain products or services that are found to infringe another party's rights. We also may have to seek a license to continue offering certain products and services, which may significantly increase our operating expenses.

Increased adoption of laws purporting to void automatic renewal provisions in consumer contracts, or purporting to characterize certain charges in our customer contracts as unlawful, may adversely affect our operations.

        Our customer contracts contain provisions automatically renewing the term of such contracts at the end of the initial term, unless a cancellation notice is delivered in accordance with the terms of such contracts. If the customer cancels prior to the end of the initial term of the contract, other than in accordance with the contract, we may, under the terms of the customer contract, charge the customer a percentage of the amounts that would have been paid over the remaining term of the contract. Several states in the U.S. have adopted, or are considering adopting, laws proscribing multi-month automatic renewal provisions, or otherwise restrict the charges that can be imposed upon contract cancellation prior to the end of the initial contract term. Such initiatives could negatively impact our businesses and the origination of new customers, increase attrition rates and have a material adverse effect on our business, financial condition, cash flows or results of operations. Adverse judicial determinations regarding these matters could increase our legal exposure to customers against whom such charges have been imposed and the risk that certain customers may seek to recover such charges through litigation. In addition, the costs of defending such litigation and enforcement actions could have an adverse effect on our business, financial condition, cash flows or results of operations.

Future transactions could pose risks.

        We frequently evaluate strategic opportunities both within and outside our existing lines of business. We expect from time-to-time to pursue additional business opportunities and may decide to dispose of or acquire certain businesses. These acquisitions or dispositions could be material. There are various risks and uncertainties associated with potential acquisitions and divestitures, including: (i) availability of financing; (ii) difficulties related to combining previously separate businesses into a single unit, including product and service packages, distribution and operational capabilities and business cultures; (iii) general business disruption; (iv) managing the integration process; (v) diversion of management's attention from day-to-day operations; (vi) assumption of liabilities of an acquired business, including unforeseen or contingent liabilities or liabilities in excess of the amounts estimated; (vii) failure to realize anticipated benefits and synergies, such as cost savings and revenue enhancements; (viii) potentially substantial costs and expenses associated with acquisitions and dispositions; (ix) failure to retain and motivate key employees; and (x) difficulties in applying our internal control over financial reporting and disclosure controls and procedures to an acquired business.

We have experienced rapid growth. If we fail to manage our growth effectively, our business and financial performance may suffer.

        Since 1998, we have completed and integrated 42 acquisitions, the two most significant of which were completed in 2007 and 2012. In 2007, we expanded our expertise into IP managed services and network security with the acquisition of Loss Prevention Management. In March 2012, we solidified our market leadership position in managed security services with the Westec Acquisition. Our expansion has placed, and our expected future growth will continue to place, a significant strain on our managerial, administrative, operational, financial and other resources. If we are unable to manage our growth successfully, integrate acquired operations or if our control systems do not operate effectively, our business and operating results will suffer.

We may be unable to obtain additional funds to grow our business.

        We intend to continue to pursue growth through our existing organic growth initiatives, among other means. To continue our growth strategy, we intend to make draw downs under the Revolving Credit Facility and we may seek financing through new credit arrangements or the possible sale of new securities, any of which may lead to higher leverage or result in higher borrowing costs. An inability to obtain funding through external financing sources on favorable terms or at all is likely to adversely affect our ability to grow our business.

Our business is subject to technological innovation over time.

        The physical security and managed IP services business is subject to technological innovation over time. Our products and services interact with the hardware and software technology of systems and devices located at customer sites. We may be required to implement new technologies or adapt existing technologies in response to changing market conditions, customer preferences or industry standards, which could require significant capital expenditures.

        If we choose technologies or equipment that are less effective, cost-efficient or attractive to our customers than those chosen by our competitors, or if we offer services that fail to appeal to consumers, are not available at competitive prices or that do not function as expected, our competitive position could deteriorate, and our business and financial results could suffer. For example, a number of cable and other telecommunications companies have introduced physical security packages, including interactive and automated security services, that can offer bundled services that are competitive with our products and services. Our inability to adapt to changing technologies, market conditions or customer preferences in a timely manner could materially adversely affect our business, financial condition, cash flows or results of operations.

We depend on data centers operated by third parties and any disruption in the operation of these facilities could adversely affect our business.

        We host our applications and serve all of our customers from a data center located in Salt Lake City, Utah. While we control and have access to our servers and all of the components of our network that are located in our external data center, we do not control the operation of these facilities. The owner of our data center facilities has no obligation to renew their agreements with us on commercially reasonable terms, or at all. If we are unable to renew this agreement on commercially reasonable terms, or if our data center operator is acquired, we may be required to transfer our servers and other infrastructure to new data center facilities, and we may incur significant costs and possible service interruption in connection with doing so.

        Problems faced by our third-party data center location, with the telecommunications network provider with whom we or they contract, or with the systems by which our telecommunications providers allocate capacity among their customers, including us, could adversely affect the experience of our customers. Our third-party data centers operator could decide to close its facility without adequate notice. In addition, any financial difficulties, such as bankruptcy, faced by our third-party data centers operator or any of the service providers with whom we or they contract may have negative effects on our business, the nature and extent of which are difficult to predict. Additionally, if our data center is unable to keep up with our growing needs for capacity, this could have an adverse effect on our business. Any changes in third-party service levels at our data center or any errors, defects, disruptions, or other performance problems could adversely affect our reputation and may result in lengthy interruptions in our services.

Risks of liability from our business and operations may be significant.

        The nature of the services we provide potentially exposes us to greater risks of liability for employee acts or omissions or system or product failures than may be inherent in other businesses. Because our products and services are intended to help protect lives and real and personal property, we may have greater exposure to litigation risks than businesses that provide other consumer and small business products and services. In particular, we could face liability for our failure to respond adequately to alarm activations and video surveillance monitoring. In an attempt to reduce this risk, our alarm monitoring agreements and other agreements pursuant to which we sell our products and services contain provisions limiting our liability to customers and third parties. In the event of litigation with respect to such matters, however, these limitations may not be enforced. In addition, judgments against us and the costs of such litigation could have an adverse effect on us. There can be no assurance that we are adequately insured for these risks. Certain of our insurance policies and the laws of some states may limit or prohibit insurance coverage for punitive or certain other types of damages or liability arising from gross negligence. If significant uninsured damages are assessed against us, the resulting liability could have a material adverse effect on our financial condition or results of operations.

We could face risks associated with, or arising out of, environmental, health and safety laws and regulations.

        We are subject to various federal, state and local laws and regulations that (i) regulate certain activities and operations that may have environmental or health and safety effects, such as the generation, release or disposal of regulated materials, substances or wastes; (ii) impose liability for costs of cleaning up, and damages to natural resources from, past spills, waste disposals on and off-site, or other releases of hazardous materials or regulated substances; and (iii) regulate workplace safety. Compliance with these laws and regulations could increase our cost of operation. Violation of these laws may subject us to significant fines, penalties or disposal costs, which could negatively impact our results of operations, financial position or cash flows. We could be responsible for the investigation and remediation of environmental conditions at currently or formerly operated or leased sites, as well as for associated liabilities, including liabilities for natural resource damages, third party property damage or personal injury resulting from lawsuits that could be brought by the government or private litigants, relating to our operations, the operations of facilities or the land on which our facilities are located. We may be subject to these liabilities regardless of whether we lease or own the facility, and regardless of whether such environmental conditions were created by us or by a prior owner or tenant, or by a third party or a neighboring facility whose operations may have affected such facility or land. That is because liability for contamination under certain environmental laws can be imposed on current or past owners or operators of a site without regard to fault. We cannot assure you that environmental conditions relating to our prior, existing or future sites or those of predecessor companies whose liabilities we may have assumed or acquired will not have a material adverse effect on our business.

As an "emerging growth company" under the JOBS Act, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements.

        As an "emerging growth company" under the JOBS Act, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. We are an emerging growth company until the earliest of: (i) the last day of the fiscal year during which we had total annual gross revenues of $1 billion or more, (ii) the last day of the fiscal year following the fifth anniversary of the date of the first sale of our common stock pursuant to an effective registration statement, (iii) the date on which we have, during the previous 3-year period, issued more than $1 billion in non-convertible debt or (iv) the date on which we are deemed a "large accelerated issuer" as defined under the federal securities laws. For so long as we remain an emerging growth company, we will not be required to:

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  have an auditor report on our internal control over financial reporting pursuant to Section 404(b) of Sarbanes-Oxley; and

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  comply with any requirement that may be adopted by the Public Company Accounting Oversight Board ("PCAOB") regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements (auditor discussion and analysis); and

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  submit certain executive compensation matters to shareholders advisory votes pursuant to the "say on frequency" and "say on pay" provisions (requiring a non-binding shareholder vote to approve compensation of certain executive officers) and the "say on golden parachute" provisions (requiring a non-binding shareholder vote to approve golden parachute arrangements for certain executive officers in connection with mergers and certain other business combinations) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010; and

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  include detailed compensation discussion and analysis in our filings under the Exchange Act, and instead may provide a reduced level of disclosure concerning executive compensation.

        Although we intend to rely on the exemptions provided in the JOBS Act, the exact implications of the JOBS Act for us are still subject to interpretations and guidance by the SEC and other regulatory agencies. In addition, as our business grows, we may no longer satisfy the conditions of an emerging growth company. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot assure you that we will be able to take advantage of all of the benefits from the JOBS Act.

        In addition, as an "emerging growth company," we have elected under the JOBS Act to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. Therefore, our financial statements may not be comparable to those of companies that comply with standards that are otherwise applicable to public companies.

Risks Related to the Notes

Our substantial level of indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under the Notes.

        As of March 31, 2014, we had approximately $261.2 million of total debt outstanding with the ability to incur an additional $5.6 million of indebtedness under our $45.0 million Revolving Credit Facility.

        Our substantial indebtedness could have important consequences for your investment in the Notes and significant effects on our business. For example, it could:

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  make it more difficult for us to satisfy our financial obligations, including with respect to the Notes;

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  increase our vulnerability to general adverse economic, industry and competitive conditions;

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  reduce the availability of our cash flow to fund working capital, capital expenditures and other purposes because we will be required to dedicate a substantial portion of our cash flow from operations to the payment of principal and interest on our indebtedness;

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  limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

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  prevent us from raising funds necessary to repurchase Notes tendered to us if there is a change of control which would constitute a default under the indenture governing the Notes, the documentation governing our Revolving Credit Facility and any future permitted first lien indebtedness;

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  place us at a competitive disadvantage compared to our competitors that are less highly leveraged and that, therefore, may be able to take advantage of opportunities that our leverage prevents us from exploiting; and

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  limit our ability to borrow additional funds.

        Each of these factors may have a material and adverse effect on our financial condition and viability. Our ability to make payments with respect to the Notes and to satisfy any other debt obligations will depend on our future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors affecting our company and industry, many of which are beyond our control.

Despite current indebtedness levels, we may still be able to incur substantially more debt, which would increase the risks associated with our substantial leverage.

        Even with our existing debt levels, we and any subsidiary may be able to incur substantial additional indebtedness in the future. Although the indenture governing the Notes and the documentation governing our Revolving Credit Facility contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of significant qualifications and exceptions and, under certain circumstances, the amount of indebtedness that could be incurred in compliance with these restrictions could be substantial. If we incur additional indebtedness, the related risks that we now face would intensify and could further exacerbate the risks associated with our substantial leverage.

We may not be able to generate sufficient cash flow to meet our debt service and other obligations, including the Notes, due to events beyond our control.

        Our ability to generate cash flows from operations and to make scheduled payments on or refinance our indebtedness, including the Notes, and to fund working capital needs and planned capital expenditures will depend on our future financial performance and our ability to generate cash in the future. Our future financial performance will be affected by a range of economic, financial, competitive, business and other factors that we cannot control, such as general economic and financial conditions in our industry, the economy generally or other risks summarized here. A significant reduction in operating cash flows resulting from changes in economic, legislative or regulatory conditions, increased competition or other events beyond our control could increase the need for additional or alternative sources of liquidity and could have a material adverse effect on our business, financial condition, results of operations, prospects and our ability to service our debt and other obligations, including the Notes. If we are unable to service our indebtedness or to fund our other liquidity needs, we may be forced to adopt an alternative strategy that may include actions such as reducing or delaying capital expenditures, selling assets, restructuring or refinancing our indebtedness, seeking additional capital, or any combination of the foregoing. If we raise additional debt, it would increase our interest expense, leverage and our operating and financial costs. We cannot assure you that any of these alternative strategies could be effected on satisfactory terms, if at all, or that they would yield sufficient funds to make required payments on the Notes and any other indebtedness or to fund our other liquidity needs. Reducing or delaying capital expenditures or selling assets could delay future cash flows. In addition, the terms of existing or future debt agreements, including the indenture governing the Notes, may restrict us from adopting any of these alternatives. We cannot assure you that our business will generate sufficient cash flows from operations or that future borrowings will be available in an amount sufficient to enable us to pay our indebtedness, including the Notes, or to fund our other liquidity needs.

        The failure to generate sufficient cash flow or to effect any of these alternatives could significantly adversely affect the value of the Notes and our ability to pay amounts due under the Notes. If for any reason we are unable to meet our debt service and repayment obligations, including under the Notes and under the Revolving Credit Facility, we would be in default under the terms of the agreements governing our indebtedness, which would allow our creditors at that time to declare all outstanding indebtedness to be due and payable. This would likely in turn trigger cross-acceleration or cross-default rights between our applicable debt agreements. Under these circumstances, our lenders could compel us to apply all of our available cash to repay our borrowings or they could prevent us from making payments on the Notes. In addition, these lenders could then seek to foreclose on our assets that are their collateral. If the amounts outstanding under the Notes or under the Revolving Credit Facility were to be accelerated, or were the subject of foreclosure actions, we cannot assure you that our assets would be sufficient to repay in full the money owed to our debt holders, including you as a noteholder.

The indenture governing the Notes and the documentation governing the Revolving Credit Facility impose significant operating and financial restrictions, which may prevent us from pursuing certain business opportunities and restrict our ability to operate our business.

        The indenture governing the Notes and the documentation governing the Revolving Credit Facility contain customary restrictions on our activities, including covenants that limit our and any restricted subsidiaries' ability to (subject to certain exceptions):

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  transfer or sell assets or use asset sale proceeds;

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  incur or guarantee additional debt or issue redeemable or preferred equity securities;

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  pay dividends, redeem equity or subordinated debt or make other restricted payments;

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  make certain investments;

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  create or incur liens on our assets;

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  incur or permit dividend or other payment restrictions affecting any restricted subsidiaries;

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  enter into transactions with affiliates;

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  merge, consolidate or transfer all or substantially all of our assets; and

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  engage in a business other than a business that is the same or similar to our current business and reasonably related businesses.

        The credit agreement governing the Revolving Credit Facility also contains financial covenants, including a covenant not to exceed a revolving facility usage to eligible RMR ratio of 5.0 to 1.0, a covenant to maintain a minimum fixed charged coverage ratio of at least 1.25 to 1.00, and a covenant not to exceed 13% gross attrition at any time. See "Description of Other Indebtedness—Revolving Credit Facility."

        The restrictions in the indenture governing the Notes and in the agreement governing the Revolving Credit Facility may prevent us from taking actions that we believe would be in the best interest of our business, and may make it difficult for us to successfully execute our business strategy or effectively compete with companies that are not similarly restricted. We also may incur future debt obligations, including future permitted first lien indebtedness, which might subject us to additional restrictive covenants that could affect our financial and operational flexibility. We cannot assure you that we would be granted waivers or amendments to these agreements if for any reason we are unable to comply with these agreements, or that we would be able to refinance such debt on terms acceptable to us, or at all. The breach of any of these covenants and restrictions could result in a default under the indenture governing the Notes or under the agreement governing the Revolving Credit Facility. An event of default under our debt agreements could permit some of our lenders to declare all amounts borrowed from them to be due and payable.

Our ability to repurchase the Notes with cash upon a change of control or upon an offer to repurchase the Notes in the case of an asset sale, as required by the indenture, may be limited.

        Upon the occurrence of a change of control, as defined in the indenture governing the Notes, we will be required to offer to repurchase all of the outstanding Notes at 101% of the aggregate principal amount of the Notes repurchased, plus accrued and unpaid interest to the date of repurchase. See "Description of Exchange Notes—Repurchase at the Option of Holders—Change of Control." In addition, upon the occurrence of certain asset sales, as defined in the indenture governing the Notes, we will be required to use cash in an amount equal to the net cash proceeds of such asset sale to offer to repurchase Notes at 100% of the aggregate principal amount of the Notes repurchased, plus accrued and unpaid interest to the date of repurchase. See "Description of Exchange Notes—Repurchase at the Option of Holders—Asset Sales."

        However, it is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase of Notes. Our failure to purchase tendered Notes would constitute an event of default under the indenture governing the Notes, which, in turn, would constitute a default under the agreement governing the Revolving Credit Facility. In that event, we would need to cure or refinance the Revolving Credit Facility before making an offer to purchase.

        Moreover, the agreement governing the Revolving Credit Facility and the agreements governing any future indebtedness we incur may restrict our ability to repurchase the Notes, including following a change of control event or upon an asset sale, as required by the indenture. As a result, following such an event, we would not be able to repurchase Notes unless we first repay all such indebtedness or obtain a waiver from the holders of such indebtedness to permit us to repurchase the Notes. We may be unable to repay all of that indebtedness or obtain a waiver of that type. Any requirement to offer to repurchase outstanding Notes may therefore require us to refinance any other outstanding debt, which we may not be able to do on commercially reasonable terms, if at all. These repurchase requirements may also delay or make it more difficult for others to obtain control of us.

        In addition, certain important corporate events, such as takeovers, recapitalizations, restructurings, mergers or similar transactions, may not constitute a change of control under the indenture governing the Notes and, therefore, would not permit the holders of the Notes to require us to repurchase the Notes. See "Description of Exchange Notes—Repurchase at the Option of Holders—Change of Control."

        In addition, certain transactions which would ordinarily constitute a change of control will not be deemed to constitute a change of control under the indenture relating to the Notes so long as such transaction meets the criteria specified in the last paragraph of the definition of the term "Change of Control" in the section entitled "Description of Exchange Notes." See "Description of Exchange Notes—Repurchase at the Option of Holders—Change of Control."

        In addition, the definition of change of control includes a phrase relating to the sale or other transfer of "all or substantially all" of the properties or assets of the company and its subsidiaries, taken as a whole. There is no precise definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty in ascertaining whether a particular transaction would involve a disposition of "all or substantially all" of the assets of the Company, and, therefore, it may be unclear as to whether a change of control has occurred and whether the holders of the Notes have the right to require us to repurchase such Notes.

There may not be sufficient collateral to pay all or any portion of the Notes.

        Indebtedness and other obligations under the Revolving Credit Facility, the Notes and certain other senior secured indebtedness that we may incur in the future will be secured by liens on the collateral as described under "Description of Exchange Notes—Security." Certain assets are excluded from the collateral securing the Notes, as described under "Description of Exchange Notes—Security." Further, certain of our material contracts contain anti-assignment provisions. Such anti-assignment provisions may be rendered unenforceable or ineffective by the Uniform Commercial Code as they relate to the collateral agent obtaining a perfected security interest in such contracts and licenses, but such provisions may significantly limit the ability of the collateral agent to enforce its rights and remedies thereunder following its realization of any such collateral. With respect to some of the collateral, the collateral agent's security interest and ability to foreclose will also be limited by the need to meet certain requirements, such as obtaining third-party consents and making additional filings. If we are unable to obtain these consents or make these filings, the security interests may be invalid and the holders will not be entitled to the collateral or any recovery with respect thereto. If an event of default occurs and the Notes are accelerated, the Notes will rank equally with the holders of all of our other unsubordinated and unsecured indebtedness and other liabilities with respect to such excluded assets. As a result, no assurance can be provided that the holders of the Notes would receive any substantial recovery from the excluded assets. In addition, the terms of the intercreditor agreement provide that the liens on all of our and any guarantors' assets that secure the Notes and any guarantees are contractually subordinated to the liens that secure the Revolving Credit Facility and certain other obligations. Consequently, the Notes and any guarantees are effectively subordinated to borrowings under the Revolving Credit Facility to the extent of the value of such assets. Therefore, in the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding against us, or an acceleration of our indebtedness under the Revolving Credit Facility or any other contractually senior claims, the assets that secure such indebtedness must be used first to pay that indebtedness in full before any payments are made therewith on the Notes.

        The value of the assets pledged as collateral for the Notes could be impaired in the future as a result of changing economic conditions, competition or other future trends. In the event of a foreclosure, liquidation, bankruptcy or similar proceeding, no assurance can be given that the proceeds from any sale or liquidation of the collateral will be sufficient to pay our obligations under the Notes, in full or at all, after first satisfying our obligations in full under any contractually senior claims. Accordingly, there may not be sufficient collateral to pay all or any of the amounts due on the Notes. Any claim for the difference between the amount, if any, realized by holders of the Notes from the sale of the collateral securing the Notes (after satisfying contractually senior claims) and the obligations under the Notes would rank equally in right of payment with all of our unsecured senior indebtedness.

        Additionally, the terms of the indenture allows us to issue additional notes in certain circumstances. The indenture does not require that we maintain the current level of collateral or maintain a specific ratio of indebtedness to asset values. Any additional notes issued pursuant to the indenture will rank pari passu with the Notes and be entitled to the same rights and priority with respect to the collateral. Thus, the issuance of additional notes pursuant to the indenture may have the effect of significantly diluting your ability to recover payment in full from the then existing pool of collateral. In addition, releases of collateral from the liens securing the Notes are permitted under some circumstances. See "Description of Exchange Notes—Security."

The collateral is subject to casualty risks.

        We are obligated under the indenture and collateral arrangements governing the Notes to maintain adequate insurance or otherwise insure against hazards as is typically done by corporations having assets of a similar nature in the same or similar localities. There are, however, certain losses that may be either uninsurable or not economically insurable, in whole or in part. As a result, it is possible that the insurance proceeds will not compensate us fully for our losses. If there is a total or partial loss of any of the pledged collateral, we cannot assure you that any insurance proceeds received by us will be sufficient to satisfy all of our secured obligations, including the Notes. Further, pursuant to the terms of the intercreditor agreement, the holders under the Revolving Credit Facility and certain other indebtedness will have a first priority claim on insurance proceeds.

The Notes are secured by a "silent" second lien, and holders of Notes are not expected to control decisions regarding collateral at any time while there is first priority secured indebtedness outstanding.

        The intercreditor agreement provides that, among other things and subject to certain exceptions, the holders of the first priority claims will control substantially all matters related to the collateral that secures the first priority claims and the Notes; the holders of first priority claims may foreclose on or take other actions with respect to such collateral with which holders of the Notes may disagree or that may be contrary to the interests of holders of the Notes; to the extent such collateral is released from securing first priority claims to satisfy such claims, the liens securing the Notes will also automatically be released without any further action by the trustee, collateral agent or the holders of the Notes; and the holders of the Notes agreed to waive certain of their rights in connection with a bankruptcy or insolvency proceeding involving us or any guarantor of the Notes. See "Description of Exchange Notes—Intercreditor Agreement."

The security interest in after-acquired property may not be perfected promptly or at all.

        Applicable law requires that security interests in certain property (such as motor vehicles) acquired after the grant of a general security interest can only be perfected at the time such property and rights are acquired and identified. There can be no assurance that the trustee or the collateral agent will monitor, or that we will inform such trustee or collateral agent of, the future acquisition of property and rights that constitute collateral, and that the necessary action will be taken to properly perfect the security interest in such after-acquired collateral. Neither the trustee nor the collateral agent has an obligation to monitor the acquisition of additional property or rights that constitute collateral or the perfection of any security interest. Such failure may result in the loss of the security interest in certain of the after-acquired collateral or the priority of the security interest in favor of the Notes against third parties.

There are circumstances other than repayment or discharge of the Notes under which the collateral securing the Notes and any guarantees will be released automatically, without holders' consent or the consent of the trustee under the indenture governing the Notes.

        Under various circumstances, all or a portion of the collateral securing the Notes and any guarantees may be released automatically, including:

  •
  a sale, transfer or other disposal of such collateral in a transaction not prohibited under the indenture governing the Notes, including the sale of any entity in its entirety that owns or holds such collateral;

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  to the extent required in accordance with the intercreditor agreement;

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  to the extent we have defeased or satisfied and discharged the indenture governing the Notes; and

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  with respect to collateral held by any guarantor, upon the release of such guarantor from its guarantee.

        In addition, any guarantee will be automatically released in connection with a sale of such guarantor in a transaction not prohibited under the indenture governing the Notes.

The Notes will not be guaranteed by any of our future foreign subsidiaries and will not be secured by their assets.

        The Notes will not be guaranteed by any future foreign subsidiaries, and the Notes and any future guarantees of the Notes will not be secured by any assets of any such foreign subsidiaries. The guarantors of the Notes include only our future domestic subsidiaries. In addition, although the indenture governing the Notes requires the Notes and any future guarantees of the Notes be secured by a pledge of 65% of the voting stock or interests and 100% of the nonvoting stock or interests of (i) any future directly owned foreign subsidiary, and (ii) any disregarded entity owner (direct or indirect through one or more disregarded entities) of any such foreign subsidiary, the indenture governing the Notes does not require the Notes and any future guarantees of the Notes to be secured by the remaining voting stock or by any other assets of any foreign subsidiaries or disregarded entity owner of any such foreign subsidiaries. The Notes will be structurally subordinated to all indebtedness and other obligations, including trade payables, of our non-guarantor subsidiaries. The effect of this subordination is that, in the event of a bankruptcy, liquidation, dissolution, reorganization, or similar proceeding involving a non-guarantor subsidiary, the assets of that subsidiary cannot be used to pay Note holders until all other claims against that subsidiary, including trade payables, have been fully paid.

Rights of holders of Notes in the collateral may be adversely affected by bankruptcy proceedings.

        The right of the collateral agent for the Notes to repossess and dispose of the collateral securing the Notes upon acceleration is likely to be significantly impaired by federal bankruptcy law if bankruptcy proceedings are commenced by or against us prior to or possibly even after the collateral agent has repossessed and disposed of the collateral. Under the U.S. Bankruptcy Code, a secured creditor, such as the collateral agent for the Notes, is prohibited from repossessing its security from a debtor in a bankruptcy case, or from disposing of security repossessed from a debtor, without bankruptcy court approval. Moreover, bankruptcy law permits the debtor to continue to retain and to use collateral, and the proceeds, products, rents, or profits of the collateral, even though the debtor is in default under the applicable debt instruments, provided that the secured creditor is given "adequate protection." The meaning of the term "adequate protection" may vary according to circumstances, but it is intended in general to protect the value of the secured creditor's interest in the collateral and may include cash payments or the granting of additional security, if and at such time as the court in its discretion determines, for any diminution in the value of the collateral as a result of the stay of repossession or disposition or any use of the collateral by the debtor during the pendency of the bankruptcy case. In view of the broad discretionary powers of a bankruptcy court, it is impossible to predict how long payments under the Notes could be delayed following commencement of a bankruptcy case, whether or when the collateral agent would repossess or dispose of the collateral, or whether or to what extent holders of the Notes would be compensated for any delay in payment of loss of value of the collateral through the requirements of "adequate protection." Furthermore, in the event the bankruptcy court determines that the value of the collateral is not sufficient to repay all amounts due on the Notes, the holders of the Notes would have "undersecured claims" as to the difference. Federal bankruptcy laws do not permit the payment or accrual of interest, costs, and attorneys' fees for "undersecured claims" during the debtor's bankruptcy case. Additionally, the trustee's ability to foreclose on the collateral on your behalf may be subject to the consent of third parties, prior liens and practical problems associated with the realization of the trustee's security interest in the collateral. Moreover, the debtor or trustee in a bankruptcy case may seek to avoid an alleged security interest in collateral for the benefit of the bankruptcy estate. It may successfully do so if the security interest is not properly perfected or was perfected within a specified period of time (generally 90 days) prior to the initiation of such proceeding. Under such circumstances, a creditor may hold no security interest and be treated as holding a general unsecured claim in the bankruptcy case. It is impossible to predict what recovery (if any) would be available for such an unsecured claim if we became a debtor in a bankruptcy case. While U.S. bankruptcy law generally invalidates provisions restricting a debtor's ability to assume and/or assign a contract, there are exceptions to this rule which could be applicable in the event that we become subject to a U.S. bankruptcy proceeding.

Any future pledge of collateral may be avoidable in bankruptcy.

        Any future pledge of collateral in favor of the trustee or collateral agent for the Notes, including pursuant to security documents delivered after the date of the indenture governing the Notes, may be avoidable in bankruptcy if certain events or circumstances exist or occur, including, among others, if:

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  the pledgor is insolvent at the time of the pledge, the pledge permits the holder of the Notes to receive a greater recovery than if the pledge had not been given; and

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  a bankruptcy proceeding in respect of the pledgor is commenced within 90 days following the pledge, or, in certain circumstances, a longer period.

Federal, state and foreign fraudulent transfer laws may permit a court to avoid the Notes and any guarantees, subordinate claims in respect of the Notes and any guarantees and require noteholders to return payments received. If this occurs, noteholders may not receive any payments on the Notes.

        Federal, state and foreign fraudulent transfer and conveyance statutes may apply to the issuance of the Notes and the incurrence of any guarantees. Under federal bankruptcy law and comparable provisions of state fraudulent transfer or conveyance laws, which may vary from state to state and be different from other applicable foreign jurisdictions, the Notes or any guarantees could be avoided as a fraudulent transfer or conveyance if (1) we or any guarantor, as applicable, issued the Notes or incurred the guarantees with the intent of hindering, delaying or defrauding creditors or (2) we or any guarantor, as applicable, received less than reasonably equivalent value or fair consideration in return for either issuing the Notes or incurring the guarantees and, in the case of (2) only, one of the following is also true at the time thereof:

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  we or any guarantor, as applicable, were insolvent or rendered insolvent by reason of the issuance of the Notes or the incurrence of the guarantees;

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  the issuance of the Notes or the incurrence of any guarantees left us or any guarantor, as applicable, with an unreasonably small amount of capital to carry on the business;

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  we or any guarantor intended to, or believed that we or such guarantor would, incur debts beyond our or such guarantor's ability to pay such debts as they mature; or

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  we or any guarantor was a defendant in an action for money damages, or had a judgment for money damages docketed against us or such guarantor if, in either case, after final judgment, the judgment is unsatisfied.

        A court would likely find that we or any guarantor did not receive reasonably equivalent value or fair consideration for the Notes or such guarantee if we or such guarantor did not substantially benefit directly or indirectly from the issuance of the Notes or the applicable guarantee. As a general matter, value is given for a transfer or an obligation if, in exchange for the transfer or obligation, property is transferred or an antecedent debt is secured or satisfied. A debtor will generally not be considered to have received value in connection with a debt offering if the debtor uses the proceeds of that offering to make a dividend payment or otherwise retire or redeem equity securities issued by the debtor.

        We cannot be certain as to the standards a court would use to determine whether or not we or any guarantors were solvent at the relevant time or, regardless of the standard that a court uses, that the issuance of any guarantees would not be further subordinated to our other debt or the debt of any guarantors. Generally, however, an entity would be considered insolvent if, at the time it incurred indebtedness:

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  the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all its assets;

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  the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

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  it could not pay its debts as they become due.

        If a court were to find that the issuance of the Notes or the incurrence of any guarantee was a fraudulent transfer or conveyance, the court could avoid the payment obligations under the Notes or such guarantee or further subordinate the Notes or such guarantee to our presently existing and future indebtedness or of the related guarantor, or require the holders of the Notes to repay any amounts received with respect to such guarantee. In the event of a finding that a fraudulent transfer or conveyance occurred, noteholders may not receive any repayment on the Notes. Further, the avoidance of the Notes could result in an event of default with respect to our other debt that could result in acceleration of such debt.

        Although any guarantee entered into by a guarantor will contain a provision intended to limit that guarantor's liability to the maximum amount that it could incur without causing the incurrence of obligations under its guarantee to be a fraudulent transfer, this provision may not be effective to protect those guarantees from being avoided under fraudulent transfer law, or may reduce that guarantor's obligation to an amount that effectively makes its guarantee worthless.

        In addition, different or additional fraudulent conveyance laws may exist in foreign jurisdictions which could result in the liens being avoided.

        If any guarantees are not enforceable, the Notes would be effectively subordinated to all liabilities of the related guarantors, including trade payables.

The value of the collateral securing the Notes and any guarantees may not be sufficient to secure postpetition interest.

        In the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding against us, holders of the Notes will only be entitled to post-petition interest under the U.S. Bankruptcy Code to the extent that the value of their security interest in the collateral securing the Notes and any guarantees is greater than their pre-bankruptcy claim. Holders of the Notes that have a security interest in collateral with a value equal or less than their prebankruptcy claim will not be entitled to post-petition interest under the U.S. Bankruptcy Code. No appraisal of the fair market value of the collateral has been prepared and therefore the value of the noteholders' interest in the collateral may not equal or exceed the principal amount of the Notes.

Affiliates of SunTx beneficially own a substantial majority of all of the equity interests in Holdings and may have conflicts of interest with us or the holders of the Notes in the future.

        SunTx and its affiliates beneficially own a substantial majority of the voting stock in Holdings, and have the ability to elect a majority of the board of directors of Holdings. Interface Systems is a wholly-owned subsidiary of Holdings. As a result, SunTx has control over our decisions to enter into any corporate transaction and has the ability to prevent any transaction that requires the approval of stockholders regardless of whether holders of the Notes believe that any such transactions are in their own best interests. For example, SunTx could cause us to make acquisitions that increase the amount of our indebtedness or to sell assets or businesses, or could cause us to issue additional capital stock or declare dividends. So long as SunTx continues to beneficially own a significant amount of the voting stock of Holdings, SunTx will continue to be able to strongly influence or effectively control our decisions. The indenture governing the Notes and the Revolving Credit Facility permit us to pay advisory and other fees, dividends and make other restricted payments to SunTx and its affiliates under certain circumstances, and SunTx may have an interest in our doing so. In addition, SunTx has no obligation to provide us with any additional debt or equity financing. The holders of the Notes should consider that the interests of SunTx and its affiliates may differ from their interests in material respects. See "Security Ownership of Certain Beneficial Owners and Management" and "Certain Relationships and Related Party Transactions."

Changes in respect of the public debt ratings of the Notes may materially and adversely affect the availability, cost and terms and conditions of our debt and the trading prices for the Notes.

        The Notes will be, and any of our future debt instruments may be, publicly rated by Moody's Investors Service, Inc., or Moody's, and Standard & Poor's Rating Services, or S&P, and other independent rating agencies. These public debt ratings may affect our ability to raise debt. Any future downgrading of the Notes or our debt by Moody's, S&P or another rating agency may affect the cost and terms and conditions of our financings and could adversely affect the value and trading price of the Notes.

Your failure to participate in the exchange offer may have adverse consequences.

        If you do not exchange your Initial Notes for Exchange Notes pursuant to the exchange offer, you will continue to be subject to the restrictions on transfer of your Initial Notes, as set forth in the legend on your Initial Notes. The restrictions on transfer of your Initial Notes arise because we sold the Initial Notes in private offerings. In general, the Initial Notes may not be offered or sold, unless registered under the Securities Act or pursuant to an exemption from, or in a transaction not subject to, such requirements.

        After completion of the exchange offer, holders of Initial Notes who do not tender their Initial Notes in the exchange offer will no longer be entitled to any exchange or registration rights under the registration rights agreement, except under limited circumstances. The tender of Initial Notes under the exchange offer will reduce the principal amount of the currently outstanding Initial Notes. Due to the corresponding reduction in liquidity, this may have an adverse effect upon, and increase the volatility of, the market price of any currently outstanding Initial Notes that you continue to hold following completion of the exchange offer. See "The Exchange Offer."

You must comply with the exchange offer procedures in order to receive new, freely tradable Exchange Notes.

        Delivery of Exchange Notes in exchange for Initial Notes tendered and accepted for exchange pursuant to the exchange offer will be made provided the procedures for tendering the Initial Notes are followed. We are not required to notify you of defects or irregularities in tenders of Initial Notes for exchange. See "The Exchange Offer."

Some holders who exchange their Initial Notes may be deemed to have received restricted securities, and these holders will be required to comply with the registration and prospectus delivery requirements in connection with any resale transaction.

        If you exchange your Initial Notes in the exchange offer for the purpose of participating in a distribution of the Exchange Notes, you may be deemed to have received restricted securities and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

The consummation of the exchange offer may not occur.

        We are not obligated to complete the exchange offer under certain circumstances. See "The Exchange Offer—Certain Conditions to this Exchange Offer." Even if the exchange offer is completed, it may not be completed on the schedule described in this prospectus. Accordingly, holders participating in the exchange offer may have to wait longer than expected to receive their Exchange Notes. You may be required to deliver prospectuses and comply with other requirements in connection with any resale of the Exchange Notes.

An active trading market for the Notes may not develop.

        There is no existing market for the Notes. The Notes will not be listed on any securities exchange. There can be no assurance that a trading market for the Notes will ever develop or will be maintained. Further, there can be no assurance as to the liquidity of any market that may develop for the Notes, your ability to sell your Notes or the price at which you will be able to sell your Notes. Future trading prices of the Notes will depend on many factors, including prevailing interest rates, our financial condition and results of operations, the then-current ratings assigned to the Notes, the market for similar securities and the results of our competitors. In addition, if a large amount of Initial Notes are not tendered or are tendered improperly, the limited amount of Exchange Notes that would be issued and outstanding after we consummate this exchange offer would reduce liquidity and could lower the market price of those Exchange Notes.

        Any trading market that develops would be affected by many factors independent of and in addition to the foregoing, including:

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  our operating performance and financial condition;

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  time remaining to the maturity of the Notes;

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  outstanding amount of the Notes;

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  the terms related to optional redemption of the Notes; and

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  level, direction and volatility of market interest rates generally.

        Historically, the market for non-investment grade debt, such as the Notes, has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the Notes. Any such disruptions could adversely affect the prices at which you may sell your Notes.

THE EXCHANGE OFFER

Purpose and Effect of this Exchange Offer

        In connection with the issuance of the Initial Notes, we entered into a registration rights agreement with the initial purchasers of the Initial Notes. Under that agreement, we agreed to use commercially reasonable efforts to (x) cause a registration statement related to the exchange of Initial Notes for Exchange Notes (i) to be filed under the Securities Act on or prior to the 455th day after January 18, 2013 and (ii) to be declared effective under the Securities Act on or prior to the 545th day after January 18, 2013, and (y) consummate the exchange offer within 30 business days of the effectiveness of the registration statement (the "Exchange Date").

        The registration statement of which this prospectus forms a part was filed pursuant to our obligations under this registration rights agreement. The Exchange Notes will have terms substantially identical to the Initial Notes except the Exchange Notes will not contain terms with respect to transfer restrictions and registration rights and we will not be obligated to pay additional interest as described in the registration rights agreement.

        Under the circumstances set forth below, we will use our commercially reasonable efforts to cause the SEC to declare effective a shelf registration statement with respect to the resale of the Initial Notes and to keep the shelf registration statement effective for a period of one year or such until such time as all of the Initial Notes have been sold thereunder. These circumstances include:

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  because of any change in applicable law or SEC policy, we are not permitted to effect this exchange offer;

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  this exchange offer is not consummated by the Exchange Date; or

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  prior to the Exchange Date, the initial purchaser or any holder of Initial Notes notifies us that (i) such initial purchaser or holder is prohibited by applicable law or SEC policy from participating in the exchange offer, (ii) the initial purchaser or such holder may not resell the Exchange Notes to the public without delivering a prospectus and that the prospectus contained in the registration statement relating to the exchange offer is not appropriate or available for such resales by such holder or (iii) the initial purchaser or such holder is a broker-dealer and holds Initial Notes acquired directly from us.

        Each holder of Initial Notes that wishes to exchange such Initial Notes for transferable Exchange Notes in this exchange offer will be required to make the following representations:

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  that any Exchange Notes to be received by it will be acquired in the ordinary course of its business;

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  it has no arrangement or understanding with any person to participate in the distribution (within the meaning of Securities Act) of Exchange Notes to be received in the exchange offer;

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  that it is not an "affiliate," as defined in Rule 405 under the Securities Act, of ours;

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  if such holder is not a broker-dealer, that it is not engaged in, and does not intend to engage in, the distribution of Exchange Notes; and

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  if such holder is a broker-dealer that will receive Exchange Notes for its own account in exchange for Initial Notes, that the Initial Notes to be exchanged for Exchange Notes were acquired as a result of market-making or other trading activities and that it will deliver a prospectus in connection with any resale of such Exchange Notes.

        In the event that (i) the exchange offer has not been consummated by the Exchange Date and a shelf registration statement covering resales of the Initial Notes has not been filed, (ii) the shelf registration statement, if required by the registration rights agreement, has not been declared effective by the SEC, or (iii) any registration statement required by the registration rights agreement has been declared effective but thereafter ceases to be effective or usable at any time it is required to be effective under the registration rights agreement (each, a "notes registration default"), then additional interest will accrue on the aggregate principal amount of Notes from and including the date on which any such notes registration default has occurred to but excluding the date on which all notes registration defaults have been cured. Failure to file the registration statement or to cause it to become effective by the respective dates specified in the registration rights agreement will not result in a notes registration default. Additional interest will accrue at a rate of 0.25% for the first 90 day period after such date and thereafter it will be increased by an additional 0.25% for each subsequent 90 day period that elapses provided that the aggregate increase in such annual interest rate may in no event exceed 1.00% per annum.

Resale of Exchange Notes

        Based on interpretations of the SEC staff set forth in no-action letters issued to unrelated third parties, we believe that Exchange Notes issued under this exchange offer in exchange for Initial Notes may be offered for resale, resold and otherwise transferred by any Exchange Note holder without compliance with the registration and prospectus delivery provisions of the Securities Act, if:

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  such holder is not an "affiliate" of ours within the meaning of Rule 405 under the Securities Act;

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  such Exchange Notes are acquired in the ordinary course of the holder's business; and

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  the holder does not intend to participate in the distribution of such Exchange Notes.

        Any holder who tenders in this exchange offer with the intention of participating in any manner in a distribution of the Exchange Notes:

  •
  cannot rely on the position of the staff of the SEC set forth in "Exxon Capital Holdings Corporation" or similar interpretive letters; and

  •
  must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

        This prospectus may be used for an offer to resell, for the resale or for other retransfer of Exchange Notes only as specifically set forth in this prospectus. With regard to broker-dealers, only broker-dealers that acquired the Initial Notes as a result of market-making activities or other trading activities may participate in this exchange offer. Each broker-dealer that receives Exchange Notes for its own account in exchange for Initial Notes, where such Initial Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the Exchange Notes. The Notes may not be sold under state securities laws unless the shares have been registered or qualified for sale in the applicable state or an exemption from registration or qualification requirement is available. Except as required by the registration rights agreement, we do not intend to register resales of the Initial Notes under the Securities Act. Please read the section captioned "Plan of Distribution" for more details regarding these procedures for the transfer of Exchange Notes.

Terms of this Exchange Offer

        Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept for exchange any Initial Notes properly tendered and not withdrawn prior to the expiration date. We will issue a like principal amount of Exchange Notes in exchange for the principal amount of Initial Notes surrendered under this exchange offer.

        The form and terms of the Exchange Notes will be substantially identical to the form and terms of the Initial Notes except the Exchange Notes will be registered under the Securities Act, will not bear legends restricting their transfer and we will not be obligated to pay additional interest as described in the registration rights agreement. The Exchange Notes will evidence the same debt as the Initial Notes. The Exchange Notes will be issued under and entitled to the benefits of the same indenture that authorized the issuance of the Initial Notes. Consequently, the Initial Notes and the Exchange Notes will be treated as a single class of debt securities under the indenture.

        This exchange offer is not conditioned upon any minimum aggregate principal amount of Initial Notes being tendered for exchange.

        As of the date of this prospectus, $230.0 million aggregate principal amount of the Initial Notes are outstanding. This prospectus and the letter of transmittal are being sent to all registered holders of Initial Notes. There will be no fixed record date for determining registered holders of Initial Notes entitled to participate in this exchange offer.

        We intend to conduct this exchange offer in accordance with the provisions of the registration rights agreement, the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations of the SEC. Initial Notes that are not tendered for exchange in this exchange offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits such holders have under the applicable indenture relating to the Initial Notes.

        We will be deemed to have accepted for exchange properly tendered Initial Notes when we have given oral or written notice of the acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders for the purposes of receiving the Exchange Notes from us and delivering Exchange Notes to such holders.

        Subject to the terms of the registration rights agreement, we expressly reserve the right to amend or terminate this exchange offer, and not to accept for exchange any Initial Notes not previously accepted for exchange, upon the occurrence of any of the conditions specified below under the caption "—Certain Conditions to this Exchange Offer."

        Holders who tender Initial Notes in this exchange offer will not be required to pay brokerage commissions or fees, or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of Initial Notes. We will pay all charges and expenses, other than those transfer taxes described below, in connection with this exchange offer. It is important that you read the section labeled "—Fees and Expenses" below for more details regarding fees and expenses incurred in this exchange offer.

Expiration Date; Extensions; Amendments

        This exchange offer will expire at 5:00 p.m., New York City time, on                , 2014, unless in our sole discretion, we extend it. The Exchange Notes issued pursuant to this exchange offer will be delivered promptly following the expiration date to the holders who validly tender their Initial Notes.

        In order to extend this exchange offer, we will notify the exchange agent orally or in writing of any extension. We will notify in writing or by public announcement the registered holders of Initial Notes of the extension no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date.

        We reserve the right, in our sole discretion:

  •
  to delay accepting for exchange any Initial Notes, to extend this exchange offer or to terminate this exchange offer and to refuse to accept Initial Notes not previously accepted if any of the conditions set forth below under "—Certain Conditions to this Exchange Offer" have not been satisfied, by giving oral or written notice of such delay, extension or termination to the exchange agent; or

  •
  subject to the terms of the registration rights agreement, to amend the terms of this exchange offer in any manner.

        Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice or public announcement thereof to the registered holders of Initial Notes. If we amend this exchange offer in a manner that we determine to constitute a material change, including the waiver of a material condition, we will promptly disclose such amendment in a manner reasonably calculated to inform the holders of Initial Notes of such amendment and will extend this exchange offer to the extent required by law, if necessary. Generally we must keep this exchange offer open for at least five business days after a material change. Pursuant to Rule 14e-1(b) under the Exchange Act, if we increase or decrease the percentage of Initial Notes being sought, we will extend this exchange offer for at least ten business days from the date that notice of such increase or decrease is first published, sent or given by us to holders of the Initial Notes. We currently do not intend to decrease the percentage of Initial Notes being sought.

        Without limiting the manner in which we may choose to make public announcements of any delay in acceptance, extension, termination or amendment of this exchange offer, we shall have no obligation to publish, advertise, or otherwise communicate any such public announcement, other than by issuing a timely press release to a financial news service.

Certain Conditions to this Exchange Offer

        Despite any other term of this exchange offer, we will not be required to accept for exchange, or exchange any Exchange Notes for, any Initial Notes, and we may terminate this exchange offer as provided in this prospectus before accepting any Initial Notes for exchange if in our reasonable judgment:

  •
  the Exchange Notes to be received will not be tradable by the holder without restriction under the Securities Act or the Exchange Act and without material restrictions under the blue sky or securities laws of substantially all of the states of the United States;

  •
  this exchange offer, or the making of any exchange by a holder of Initial Notes, would violate applicable law or any applicable interpretation of the staff of the SEC; or

  •
  any action or proceeding has been instituted or threatened in any court or by or before any governmental agency with respect to this exchange offer that, in our judgment, would reasonably be expected to impair our ability to proceed with this exchange offer.

        In addition, we will not be obligated to accept for exchange the Initial Notes of any holder that prior to the expiration of the exchange offer has not made:

  •
  the representations described under "—Purpose and Effect of this Exchange Offer," "—Procedures for Tendering Initial Notes" and "Plan of Distribution," and

  •
  such other representations as may be reasonably necessary under applicable SEC rules, regulations or interpretations to make available to us an appropriate form for registration of the Exchange Notes under the Securities Act.

        We expressly reserve the right, at any time or at various times on or prior to the scheduled expiration date of the exchange offer, to extend the period of time during which this exchange offer is open. Consequently, we may delay acceptance of any Initial Notes by giving oral or written notice of such extension of the expiration date to the registered holders of the Initial Notes in accordance with the notice procedures described in the following paragraph. During any such extensions, all Initial

Notes previously tendered will remain subject to this exchange offer, and we may accept them for exchange unless they have been previously withdrawn. We will return any Initial Notes that we do not accept for exchange for any reason without expense to the tendering holder promptly after the expiration or termination of this exchange offer.

        We expressly reserve the right to amend or terminate this exchange offer on or prior to the scheduled expiration date of the exchange offer, and to reject for exchange any Initial Notes not previously accepted for exchange, upon the occurrence of any of the conditions of this exchange offer specified above. We will give oral or written notice or public announcement of any extension, amendment, non-acceptance or termination to the registered holders of the Initial Notes as promptly as practicable. In the case of any extension, such notice will be issued no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date.

        These conditions are for our sole benefit and we may, in our sole discretion, assert them regardless of the circumstances that may give rise to them or waive them in whole or in part at any time or at various times except that all conditions to this exchange offer, other than those described in the first sentence of this section, must be satisfied or waived by us at or before the expiration of this exchange offer. If we waive any of these conditions to the exchange offer, we expect that such waiver will apply equally to all holders of the Initial Notes tendered in the exchange offer. If we fail to exercise any of the foregoing rights, that failure in itself will not constitute a waiver of such right. Each such right will be deemed an ongoing right that we may assert at any time or at various times except that all conditions to this exchange offer, other than those described in the first sentence of this section, must be satisfied or waived by us at or before the expiration of this exchange offer. There are no dissenter or appraisal rights under applicable law or the indenture relating to this exchange offer.

        In addition, we will not accept for exchange any Initial Notes tendered, and will not issue Exchange Notes in exchange for any such Initial Notes, if at such time any stop order will be threatened or in effect with respect to the registration statement of which this prospectus forms a part or the qualification of the indenture under the Trust Indenture Act.

Procedures for Tendering Initial Notes

        Only a holder of Initial Notes may tender such Initial Notes in this exchange offer. To tender in this exchange offer, a holder must:

  •
  complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal; have the signature on the letter of transmittal guaranteed if the letter of transmittal so requires; and mail or deliver such letter of transmittal or facsimile to the exchange agent prior to the expiration date; or

  •
  comply with DTC's Automated Tender Offer Program procedures described below.

        In addition, either:

  •
  the exchange agent must receive Initial Notes along with the letter of transmittal; or

  •
  the exchange agent must receive, prior to the expiration date, a timely confirmation of book-entry transfer of such Initial Notes into the exchange agent's account at DTC according to the procedures for book-entry transfer described below or a properly transmitted agent's message.

        To be tendered effectively, the exchange agent must receive any physical delivery of the letter of transmittal and other required documents at the address set forth below under "—Exchange Agent" prior to the expiration date.

        The tender by a holder that is not withdrawn prior to the expiration date will constitute an agreement between such holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

        The method of delivery of Initial Notes, the letter of transmittal and all other required documents to the exchange agent is at the holder's election and risk. Rather than mail these items, we recommend that holders use an overnight or hand delivery service. In all cases, holders should allow sufficient time to assure delivery to the exchange agent before the expiration date. Holders should not send us the letter of transmittal or Initial Notes. Holders may request their respective brokers, dealers, commercial banks, trust companies or other nominees to effect the above transactions for them.

        Any beneficial owner whose Initial Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct it to tender on the owners' behalf. If such beneficial owner wishes to tender on its own behalf, it must, prior to completing and executing the letter of transmittal and delivering its Initial Notes, either:

  •
  make appropriate arrangements to register ownership of the Initial Notes in such owner's name; or

  •
  obtain a properly completed bond power from the registered holder of Initial Notes.

        The transfer of registered ownership may take considerable time and may not be completed prior to the expiration date.

        Signatures on a letter of transmittal or a notice of withdrawal described below must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or another "eligible institution" within the meaning of Rule 17Ad-15 under the Exchange Act, unless the Initial Notes tendered pursuant thereto are tendered:

  •
  by a registered holder who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the letter of transmittal; or

  •
  for the account of an eligible institution.

        If the letter of transmittal is signed by a person other than the registered holder of any Initial Notes, the certificates representing such Initial Notes must be endorsed or accompanied by appropriate bond powers, signed by the registered holder exactly as the registered holder's name appears on such certificates and an eligible institution must guarantee the signature on such certificates or bond powers.

        If the letter of transmittal or any Initial Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing. Unless waived by us, they should also submit evidence satisfactory to us of their authority to deliver the letter of transmittal.

        Any financial institution that is a participant in DTC's system may use DTC's Automated Tender Offer Program to tender. Participants in the program may, instead of physically completing and signing the letter of transmittal and delivering it to the exchange agent, transmit their acceptance of this exchange offer electronically. They may do so by causing DTC to transfer the Initial Notes to the exchange agent in accordance with its procedures for transfer. DTC will then send an agent's message to the exchange agent. The term "agent's message" means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, to the effect that:

  •
  DTC has received an express acknowledgment from a participant in its Automated Tender Offer Program that it is tendering Initial Notes that are the subject of such book-entry confirmation;

  •
  such participant has received and agrees to be bound by the terms of the letter of transmittal; and

  •
  the agreement may be enforced against such participant.

        We will determine in our sole discretion all questions as to the validity, form, eligibility (including time of receipt), acceptance of tendered Initial Notes and withdrawal of tendered Initial Notes. Our determination will be final and binding. We reserve the absolute right to reject any Initial Notes not properly tendered or any Initial Notes the acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular Initial Notes. Our interpretation of the terms and conditions of this exchange offer (including the instructions in the letter of transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Initial Notes must be cured within such time as we shall determine. Although we intend to notify holders of defects or irregularities with respect to tenders of Initial Notes, neither we, the exchange agent nor any other person will incur any liability for failure to give such notification. Tenders of Initial Notes will not be deemed made until such defects or irregularities have been cured or waived. Any Initial Notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned to the exchange agent without cost to the tendering holder, unless otherwise provided in the letter of transmittal, promptly following the expiration date.

        In all cases, we will issue Exchange Notes for Initial Notes that we have accepted for exchange under this exchange offer only after the exchange agent timely receives:

  •
  Initial Notes or a timely book-entry confirmation of such Initial Notes into the exchange agent's account at DTC; and

  •
  a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent's message.

        By signing the letter of transmittal, each tendering holder of Initial Notes will represent that, among other things:

  •
  any Exchange Notes that the holder receives will be acquired in the ordinary course of its business;

  •
  the holder has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes;

  •
  if the holder is not a broker-dealer, that it is not engaged in and does not intend to engage in the distribution of the Exchange Notes;

  •
  if the holder is a broker-dealer that will receive Exchange Notes for its own account in exchange for Initial Notes, that the Initial Notes to be exchanged for Exchange Notes were acquired as a result of market-making or other trading activities, and that it will deliver a prospectus in connection with any resale of such Exchange Notes; and

  •
  the holder is not an "affiliate," as defined in Rule 405 of the Securities Act, of ours.

Book-Entry Transfer

        The exchange agent will make a request to establish an account with respect to the Initial Notes at DTC for purposes of this exchange offer promptly after the date of this prospectus; and any financial institution participating in DTC's system may make book-entry delivery of Initial Notes by causing DTC to transfer such Initial Notes into the exchange agent's account at DTC in accordance with DTC's procedures for transfer.

Withdrawal of Tenders

        Except as otherwise provided in this prospectus, holders of Initial Notes may withdraw their tenders at any time prior to the expiration date.

        For a withdrawal to be effective:

  •
  the exchange agent must receive a written or facsimile transmission of a notice of withdrawal at one of the addresses set forth below under "—Exchange Agent"; or

  •
  holders must comply with the appropriate procedures of DTC's Automated Tender Offer Program system.

        Any such notice of withdrawal must:

  •
  specify the name of the person who tendered the Initial Notes to be withdrawn;

  •
  identify the Initial Notes to be withdrawn, including the principal amount of such Initial Notes; and

  •
  where certificates for Initial Notes have been transmitted, specify the name in which such Initial Notes were registered, if different from that of the withdrawing holder.

        If certificates for Initial Notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of such certificates, the withdrawing holder must also submit:

  •
  the serial numbers of the particular certificates to be withdrawn; and

  •
  a signed notice of withdrawal with signatures guaranteed by an eligible institution unless such holder is an eligible institution.

        If Initial Notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Initial Notes and otherwise comply with the procedures of such facility. We will determine all questions as to the validity, form and eligibility, including time of receipt, of such notices, and our determination shall be final and binding on all parties. We will deem any Initial Notes so withdrawn not to have been validly tendered for exchange for purposes of this exchange offer. Any Initial Notes that have been tendered for exchange but that are not exchanged for any reason will be returned to their holder without cost to the holder (or, in the case of Initial Notes tendered by book-entry transfer into the exchange agent's account at DTC according to the procedures described above, such Initial Notes will be credited to an account maintained with DTC for Initial Notes) as soon as practicable after withdrawal, rejection of tender or termination of this exchange offer. Properly withdrawn Initial Notes may be retendered by following one of the procedures described under "—Procedures for Tendering Initial Notes" above at any time on or prior to the expiration date.

Exchange Agent

        Wells Fargo Bank, N.A. has been appointed as exchange agent for the exchange offer. You should direct questions and requests for assistance, requests for additional copies of this prospectus, the letter of transmittal or any other documents to the exchange agent. You should send certificates for Initial

Notes, letters of transmittal and any other required documents to the exchange agent addressed as follows:

By Registered or Certified Mail	By Overnight Delivery	By Hand Delivery	Facsimile Transmission
Wells Fargo Bank, N.A.	Wells Fargo Bank, N.A.	Wells Fargo Bank, N.A.	(612) 667-6282
MAC N9303-121	MAC N9303-121	608 2nd Avenue South	Attn: Corporate Trust
P.O. Box 1517	6th & Marquette Avenue	Northstar East	Operations
Minneapolis,	Minneapolis,	Building—12th Floor	Confirm by Telephone:
Minnesota 55480	Minnesota 55479	Minneapolis,	(800) 344-5128
Attn: Corporate Trust Operations	Attn: Corporate Trust	Minnesota 55402
Operations

        Delivery of a letter of transmittal to an address other than as shown above or transmission via facsimile other than as set forth above does not constitute valid delivery of such letter of transmittal.

Fees and Expenses

        We will bear the expenses of soliciting tenders. We have not retained any dealer-manager in connection with this exchange offer and will not make any payments to broker-dealers or others soliciting acceptances of this exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and reimburse it for its related reasonable out-of-pocket expenses.

        Our expenses in connection with this exchange offer include:

  •
  SEC registration fees;

  •
  fees and expenses of the exchange agent and trustee;

  •
  accounting and legal fees and printing costs; and

  •
  related fees and expenses.

Transfer Taxes

        We will pay all transfer taxes, if any, applicable to the exchange of Initial Notes under this exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

  •
  certificates representing Initial Notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of Initial Notes tendered;

  •
  tendered Initial Notes are registered in the name of any person other than the person signing the letter of transmittal; or

  •
  a transfer tax is imposed for any reason other than the exchange of Initial Notes under this exchange offer.

        If satisfactory evidence of payment of such taxes is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed to that tendering holder.

        Holders who tender their Initial Notes for exchange will not be required to pay any transfer taxes. However, holders who instruct us to register Exchange Notes in the name of, or request that Initial Notes not tendered or not accepted in this exchange offer be returned to, a person other than the registered tendering holder will be required to pay any applicable transfer tax.

Consequences of Failure to Exchange

        Holders of Initial Notes who do not exchange their Initial Notes for Exchange Notes under this exchange offer will remain subject to the restrictions on transfer of such Initial Notes:

  •
  as set forth in the legend printed on the Initial Notes and set forth in the indenture governing the Notes as a consequence of the issuance of the Initial Notes pursuant to the exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws; and

  •
  otherwise as set forth in the offering memorandum distributed in connection with the private offering of the Initial Notes.

        In general, you may not offer or sell the Initial Notes unless they are registered under the Securities Act, or if the offer or sale is exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the Initial Notes under the Securities Act. Based on interpretations of the SEC staff, Exchange Notes issued pursuant to this exchange offer may be offered for resale, resold or otherwise transferred by their holders, other than any such holder that is our "affiliate" within the meaning of Rule 405 under the Securities Act, without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the holders acquired the Exchange Notes in the ordinary course of the holders' business and the holders have no arrangement or understanding with respect to the distribution of the Exchange Notes to be acquired in this exchange offer. Any holder who tenders in this exchange offer for the purpose of participating in a distribution of the Exchange Notes:

  •
  could not rely on the applicable interpretations of the SEC; and

  •
  must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

Accounting Treatment

        We will record the Exchange Notes in our accounting records at the same carrying value as the Initial Notes, as reflected in our accounting records on the date of exchange. Accordingly, we will not recognize any gain or loss for accounting purposes in connection with this exchange offer. The expenses of the exchange offer will be charged to expense.

Other

        Participation in this exchange offer is voluntary, and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your own decision on what action to take.

        We may in the future seek to acquire untendered Initial Notes in the open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plans to acquire any Initial Notes that are not tendered in this exchange offer or to file a registration statement to permit resales of any untendered Initial Notes.

USE OF PROCEEDS

        This exchange offer is intended to satisfy certain of our obligations under the registration rights agreement between us and the initial purchasers of the Initial Notes. We will not receive any cash proceeds from the issuance of the Exchange Notes. In consideration for issuing the Exchange Notes as contemplated in this prospectus, we will receive in exchange Initial Notes in like principal amount, the terms of which are the same in all material respects as the form and terms of the Exchange Notes except that the Exchange Notes have been registered under the Securities Act and will not contain terms restricting the transfer thereof or providing for registration rights. The Initial Notes surrendered in exchange for the Exchange Notes will be retired and cancelled and cannot be reissued. Accordingly, issuance of the Exchange Notes will not increase our indebtedness.

 CAPITALIZATION

        The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2014 on (i) an actual basis and (ii) an as adjusted basis after giving effect to the sale of shares of common stock of Holdings to Master Holdings in consideration for $71.6 million in cash in connection with the Reorganization Transactions.

        You should read this table in conjunction with "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited and unaudited consolidated financial statements and related notes thereto included in this prospectus.

	As of March 31, 2014
	Actual	As Adjusted
	(in thousands)
Cash and cash equivalents	$573	$72,173

Debt:
Revolving Credit Facility	$31,000	$31,000
Notes	230,000	230,000
Capital lease obligations	209	209

Total debt	261,209	261,209

Stockholders' deficit	(334,857)	(263,257)

Total capitalization	$(73,648)	$(2,048)

 SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

        The following table sets forth selected historical consolidated financial data as of the dates and for the periods indicated. The balance sheet data as of December 31, 2013 and 2012 and statement of income data for the years ended December 31, 2013, 2012 and 2011 were derived from our audited consolidated financial statements included elsewhere in this prospectus. The balance sheet data as of December 31, 2011, 2010 and 2009 and the statement of income data for the years ended December 31, 2010 and 2009 have been derived from our audited financial statements, which are not included in this prospectus. The statement of income data for the three months ended March 31, 2014 and 2013 and the balance sheet data as of March 31, 2014 were derived from our unaudited consolidated financial statements included elsewhere in this prospectus. Our unaudited interim financial statements were prepared on the same basis as the audited annual financial statements, and, in the opinion of management, include all adjustments, consisting only of normal, recurring adjustments necessary for a fair presentation of the information set forth therein. Interim results are not necessarily indicative of the results to be expected for an entire year.

        This information is only a summary and should be read in conjunction with "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our

audited and unaudited consolidated financial statements and related notes included elsewhere in this prospectus.

	Three Months Ended March 31,		Year Ended December 31,
	2014	2013	2013	2012	2011	2010	2009
	(in thousands)
Statement of Income Data:
Revenue
Services	$25,705	$26,380	$111,520	$98,192	$74,953	$59,566	$57,062
Products	3,015	3,865	15,222	12,253	12,417	7,748	10,432

Total revenue	28,720	30,245	126,742	110,445	87,370	67,314	67,494

Cost and Expenses
Cost of services	19,754	19,677	86,902	65,961	59,128	44,885	39,914
Cost of products	3,772	3,363	15,659	12,545	14,105	10,941	12,636
General and administrative expenses	8,100	6,201	25,776	24,739	15,780	14,728	14,036
Amortization	2,372	2,463	10,761	10,016	10,490	10,644	10,692
Depreciation	2,450	2,362	10,121	7,898	4,264	3,293	3,354
Loss on extinguishment of debt	—	707	572	—	—	—	—
Loss (gain) on sale of long-lived assets	479	(9)	109	16	(50)	(134)	(205)
Gain on sale of Transferred Assets	(39,715)	—	—	—	—	—	—

Total costs and expenses	(2,788)	34,764	149,900	121,175	103,717	84,357	80,427

(Loss) income from operations	31,508	(4,519)	(23,158)	(10,730)	(16,347)	(17,043)	(12,933)
Interest expense	6,133	5,879	23,954	18,095	12,470	10,586	6,842
Interest income	4	4	14	15	59	35	17

(Loss) income before provision for income taxes	25,379	(10,394)	(47,098)	(28,810)	(28,758)	(27,594)	(19,758)
Provision for income taxes	(2,311)	171	722	521	640	623	615

Net (loss) income	27,690	(10,565)	(47,820)	(29,331)	(29,398)	(28,217)	(20,373)
Net loss attributable to noncontrolling interest	—	(10)	(30)	(39)	(34)	(27)	(181)

Net (loss) income attributable to Interface Security Systems Holdings, Inc.	27,690	(10,555)	(47,790)	(29,292)	(29,364)	(28,190)	(20,192)

Redeemable Class A Preferred Stock dividend	(2,730)	(2,473)	(10,411)	(9,432)	(8,545)	(7,741)	(7,013)
Redeemable Class C Preferred Stock dividend	(975)	(883)	(3,717)	(3,368)	(3,051)	(2,764)	(2,504)
Convertible and redeemable Class E Preferred Stock dividend	(312)	(560)	(2,358)	(2,136)	(1,935)	(1,754)	(1,588)
Convertible and redeemable Class F Preferred Stock dividend	(14)	(140)	(596)	(524)	(462)	(407)	(306)
Redeemable Class G Preferred Stock dividend	(19)	(193)	(813)	(737)	(667)	(406)	—

Net (loss) income attributable to common stockholders	$23,640	$(14,804)	$(65,685)	$(45,489)	$(44,024)	$(41,262)	$(31,603)

Balance Sheet Data (end of period):
Cash	$573	$175	$361	$1,574	$928	$367	$226
Total assets	121,308	129,923	128,328	121,427	71,740	79,389	86,361
Total debt(1)	261,209	230,761	256,818	209,288	142,855	121,883	112,215
Total stockholders' equity (deficit)	(334,857)	(304,351)	(358,497)	(292,733)	(247,205)	(203,303)	(168,023)
Other Financial Data:
Ratio of earnings to fixed charges(2)	5.1x	—	—	—	—	—	—

(1)
Represents our long-term debt, including the current portion thereof.

(2)
For purposes of computing the ratio of earnings to fixed charges, earnings consist of (i) income (loss) before provision for income taxes, and (ii) fixed charges. Fixed charges consist of (i) interest expense, (ii) amortization of debt costs, and (iii) a portion of rental expense that management believes is representative of the interest component of rental expense. Our earnings were insufficient to cover fixed charges by $47.1 million, $28.8 million, $28.8 million, $27.6 million, $19.8 million and $10.4 million for the years ended December 31, 2013, 2012, 2011, 2010 and 2009 and for the three months ended March 31, 2013, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

        The following discussion and analysis of our financial condition and results of operations should be read in conjunction with "Selected Historical Consolidated Financial Data" and the financial statements and accompanying notes included elsewhere in this prospectus. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in "Risk Factors." Actual results may differ materially from those contained in any forward-looking statements. See "Cautionary Note Regarding Forward-Looking Statements."

Our Company

        We are a leading national provider of physical security and secured managed network services to primarily large, commercial multi-site customers and believe that we provide the most comprehensive Internet Protocol ("IP") technology-enabled managed security solution in the market. Our physical security solutions include alarm / event monitoring, interactive video surveillance, managed access control and fire / life safety systems. Our secured network services include secure managed broadband ("SMB"), payment card industry ("PCI") compliance, managed digital voice and other ancillary services. Our comprehensive service offering is designed to meet the needs of commercial enterprises that require a universal and secure IP security platform capable of servicing all of their locations. We combine a complete suite of customized physical and network security services into a fully-integrated bundle, enabling our customers to consolidate services from multiple vendors into a single service provider, significantly enhancing the quality and breadth of their security and reducing their costs.

        Our physical security platform is delivered utilizing state-of-the-art IP technology, which enables our alarm / event monitoring to be faster, more reliable and less expensive than digital dialer systems. In addition, our experienced engineering team is able to program the routers on these IP systems to optimize our alarm monitoring and interactive video surveillance services by proactively managing bandwidth in our customers' networks to insure continuity of all critical business systems. Our proprietary video surveillance technology allows for remote event-based monitoring from our central command center ("C3") where highly trained specialists can monitor real-time events taking place at a customer premise through both live video and audio and take appropriate action. We believe our proprietary video surveillance technology provides the most cost efficient system in the market allowing operators to simultaneously monitor events at multiple customer locations. The unique features of this system include video verification, rapid response, video escorts and snapshot audits. These services, along with our other ancillary IP security applications, are custom-configured through a private, secured network to meet the requirements of our customer's existing software system and infrastructure. We are able to continuously monitor the health of each customer's network remotely through our Security Operations Center ("SOC") / Network Operations Center ("NOC").

        We supply and install all of the required hardware and software equipment for our bundled service offering, which enables us to enter into long term (on average four years or more) contracts with our customers. We have also taken the quality of service and level of urgency that is critical to the life safety / emergency response sector and applied it to monitoring SMB. As a result, we believe we provide the highest quality of customer service in the secured network service space.

        Our diverse customer base includes large multi-site commercial enterprises in the luxury retail, dining, quick-service restaurant ("QSR") and hospitality vertical sectors, including Dollar General, Subway, Family Dollar, Michaels Stores, McDonald's, Sterling Jewelers, Zales, Tumi, Panda Express, Sunoco and Edward Jones. As of March 31, 2014, our top ten customers accounted for 46.1% of our total RMR, with an average length of relationship of seven years. As of March 31, 2014, we serviced 76,356 total customer sites across our customer base through our 16 regional service centers and employee field technicians in most of the largest markets in the U.S. The scope and breadth of our services, combined with our significant equipment investment, software system configuration and long term contracts make our customer relationships stable and "sticky." In addition, we have established a sales and installation infrastructure capable of managing large-scale national deployments, which we can leverage to add new customers without significantly incurring additional infrastructure costs. We also have mutually-beneficial channel partnership agreements in place with companies such as Cisco and Verizon Wireless to expand our national sales footprint at minimal incremental cost. As a result of our infrastructure, partnerships and focus on large, commercial multi-site customers, our costs to create customers are lower than the industry average and we achieve higher than industry ARPU. We have demonstrated the ability to manage large-scale deployments across customer locations nationwide in a short period of time, as highlighted by the Dollar General Deployment.

Recent Developments

Disposition of Hawk Security Services Assets

        Pursuant to the Asset Purchase Agreement, dated as of the Closing Date, by and among Buyer and Interface Systems, we sold the Transferred Assets to the Buyer. The total purchase price for the Transferred Assets was approximately $42.8 million, of which approximately $40.7 million was paid in cash to us on the Closing Date and approximately $2.1 million was deposited in an escrow account on the Closing Date. The funds will remain in escrow for six months following the Closing Date and will serve as the exclusive source of recovery for customary indemnification obligations with respect to our representations, warranties and covenants under the Asset Purchase Agreement and certain adjustments to the purchase price in the event the customer attrition rate applicable to the Transferred Assets differs from specified targets. We have agreed to provide Buyer with certain specified transition services to allow for the efficient transition of the Transferred Assets to Buyer for six months following the Closing Date, unless extended by mutual agreement. We continue to operate in the residential alarm monitoring business and the Hawk branded services were not clearly distinguishable operationally or for financial reporting purposes. We used a portion of the net proceeds to redeem all of the issued and outstanding shares of our Class G Preferred Stock and Class F Preferred Stock and part of our Class E Preferred Stock and to pay a cash dividend in an aggregate amount of approximately $27.3 million to the stockholders as permitted under the indenture governing the Notes. For purposes of the "Asset Sales" covenant in the indenture governing the Notes, a portion of the sale of the Transferred Assets constituted a "Permitted Hawk Disposition" under such indenture, and therefore did not constitute an "Asset Sale." The remainder of the sale, which generated gross proceeds of $13.2 million, did constitute an "Asset Sale" under such indenture, and we intend to apply such Asset Sale proceeds as required under such indenture.

Subsidiary Roll-up

        On September 30, 2013, we completed a series of transactions by which all of our then-existing subsidiaries other than Interface Systems ultimately merged with and into Interface Systems. Westec Intelligent Surveillance, Inc., a Delaware corporation, merged with and into Westec Acquisition Corp., a Delaware corporation, which subsequently merged with and into Interface Systems. Greater Alarm effected a reverse stock split, whereby every 100 shares of common stock of Greater Alarm were combined into 1 share of common stock of Greater Alarm. No fractional shares were issued, and Holdings and a shareholder with a 0.8% ownership in Greater Alarm were paid for their fractional shares resulting from the reverse stock split. Subsequent to this reverse stock split, Greater Alarm merged with and into Interface Systems.

        Westec Intelligent Surveillance, Inc., Westec Acquisition Corp. and Greater Alarm were initial guarantors under the Initial Notes. Following the Subsidiaries Merger, we no longer have any subsidiaries. Accordingly, the Initial Notes are not currently, and the Exchange Notes will initially not be, guaranteed. The Notes may in the future be guaranteed by any future domestic restricted subsidiaries under certain circumstances. See "Description of Exchange Notes."

Corporate Reorganization

        On May 30, 2014, we completed a corporate reorganization with a newly formed holding company, Interface Master Holdings, Inc., in connection with the closing of a $115.0 million offering of the Master Holdings Notes. Pursuant to the reorganization, each of SunTx, the management investors and certain other stockholders of Holdings exchanged all of their shares of each class of common stock of Holdings and each class of preferred stock of Holdings for an equal number of shares of common stock and preferred stock of Master Holdings with substantially similar terms as the shares of Holdings. In addition, Master Holdings used $71.6 million of the proceeds of the offering to purchase shares of Class A Common Stock and Class B Common Stock of Holdings. Holdings and Interface Systems intend to use the consideration from the sale of shares of Holdings common stock to Master Holdings to make cash interest payments on the Notes and for general corporate purposes, including to fund growth initiatives. Immediately following the consummation of the Reorganization Transactions, Master Holdings owned approximately 99% of each class of common stock of Holdings and at least 99% of each class of Holdings' preferred stock. Subsequent to the Reorganization Transactions, the remaining stockholders of Holdings exchanged all of their shares of each class of common stock and preferred stock of Holdings for an equal number of shares of common stock and preferred stock of Master Holdings. As a result, Master Holdings now owns 100% of the common stock and preferred stock of Holdings.

Factors Affecting Operating Results

        We conduct our business and report financial and operating information in one operating segment. Our operations comprise a single business segment. As of March 31, 2014, $98.4 million of our long-lived assets were located in the United States and $0.4 million were located in Canada. For the three months ended March 31, 2014 and the years ended December 31, 2013, 2012 and 2011, approximately 79.0%, 78.1%, 77.7% and 71.0%, respectively, of our revenues are derived from customers who sign long-term monitoring and maintenance contracts. These long-term contracts, typically between 36 and 60 months in duration, provide stable and predictable RMR. The amount of RMR that we generate from any single customer depends on the type of services being provided. We offer a wide range of physical and network security IP-based managed services. The balance of our revenues is generated through up-front fees for equipment and labor to install new systems and repair existing systems. The generation of new customers requires significant upfront investments in subscriber system assets, field labor, sales costs and related general and administrative costs. As a result of our infrastructure, partnerships and focus on large, commercial multi-site customers, we believe we have a lower than industry average creation cost to acquire a new customer ("creation cost"), which in turn provides high margin RMR and higher than industry ARPU generated from our monitoring and managed services.

        We market our services through direct sales channels and in partnerships with select vertical marketing organizations. We are working to establish additional channel partnerships with these vertical marketing organizations that we believe will generate new business in 2014 and beyond. We primarily focus on industry verticals where there is a significant base of national accounts with multi-site operations, both company operated and franchised. Our focus on large, established national customers helps reduce our exposure to attrition as a result of locations closing, or customers going out of business.

        Our operating results are impacted by the following key factors: RMR, number of customer additions, creation costs, ARPU, average net attrition rate, the costs to monitor and service our customers, the level of general and administrative expenses and the availability and cost of capital required to generate new customers. Average net attrition rate has a direct impact on the number of customers who we monitor and service and on our financial results, including revenues, operating income and cash flows. A portion of the customer base can be expected to cancel its service every year. We focus our investment decisions on generating new customers and servicing our existing customers in the most cost-effective manner, while maintaining a high level of customer service to minimize attrition. These decisions are based on the projected cash flows and associated margins generated over the expected life of the customer relationship. Average net attrition rate is defined as the aggregate amount of canceled or reduced RMR during a period divided by the average total RMR during the measurement period. Customers are considered canceled when they terminate in accordance with the terms of their contract or are terminated by us. Certain customer re-signs and relocations are excluded from the attrition calculation. If a customer relocates and continues its service, we consider this as a cancellation but do not include such cancellation in our average net attrition rate calculation. Further, if a customer discontinues its service at a site and a new customer enters into a contract for service at the same site, we refer to this as a re-sign. We consider re-signs as cancellations, but do not include them in our average net attrition rate calculation.

        Our ability to increase customers and customer revenue depends on a number of factors, both external and internal. External factors include the overall macroeconomic environment and the level of product and price competition from other companies in the markets we serve. Some of our current competitors have longer operating histories, greater name recognition and substantially greater financial and marketing resources than us. In the future, other companies may also choose to begin offering bundled services similar to ours.

        Internal factors affecting customer and customer revenue growth include our ability to maintain consistently high levels of customer satisfaction and invest in technologies to further enhance the attractiveness and value proposition of our solutions to current and potential customers. We will need to recruit, train and retain personnel and maintain the level of our investment in sales and marketing efforts. We believe maintaining competitive compensation structures, differentiated bundled product offerings and establishing a strong brand are critical to attracting and retaining high-quality personnel and competing effectively in the markets we serve. Successfully growing our ARPU also depends on our ability to continue expanding our technology platform by offering additional value added services demanded by the market and cross-selling these additional services through our bundled service offering. Therefore, we continually evaluate the viability of additional service offerings that could further benefit from our existing technology platform. As of March 31, 2014, approximately 38.7% of our commercial customer sites subscribed to more than one service as a bundled service offering. ARPU increased from $81.12 at December 31, 2013 to $97.45 as of March 31, 2014, an increase of 20.1%, primarily due to the sale of the Transferred Assets.

        We focus on managing the costs associated with monitoring and service without jeopardizing our service quality. We believe our ability to retain customers over the long-term relies on our ability to maintain our consistent superior service levels.

        The table below presents our RMR and average net attrition data for the three months ended March 31, 2014 and 2013:

	Three Months Ended March 31,
	2014	2013
Beginning RMR	$8,411,787	$7,814,949
New and acquired RMR	187,146	434,659
Sold RMR	(918,387)	—
Cancelled RMR	(239,990)	(199,582)

Ending RMR	$7,440,556	$8,050,026

End of period total customer sites	76,356	105,846
Average net attrition rate	12.2%	8.9%

        The table below presents our RMR and average net attrition data for the years ended December 31, 2013, 2012 and 2011:

	Year Ended December 31,
	2013	2012	2011
Beginning RMR	$7,814,849	$5,804,282	$4,503,011
New and acquired RMR	1,517,968	2,690,730	1,798,080
Cancelled RMR	(921,030)	(680,163)	(496,809)

Ending RMR	$8,411,787	$7,814,849	$5,804,282

End of period total customer sites	103,692	106,522	100,785
Average net attrition rate	10.0%	8.4%	8.2%

        We track customer growth by measuring new RMR added and total RMR as of the end of the period. As of March 31, 2014, our Contracted Backlog was $0.3 million with a majority of the Contracted Backlog to be installed in 2014. In April 2014, we converted approximately $2.4 million of our sales pipeline to Contracted Backlog.

Basis of Presentation

        The discussion and analysis of our financial condition and results of operations covers periods prior to the consummation of the Westec Acquisition. Our results of operations for 2012 include the impact of the Westec Acquisition since March 27, 2012. Accordingly, the discussion and analysis of historical periods does not reflect the impact of the Westec Acquisition before such date. The Westec Acquisition has had a significant positive effect on our financial condition and results of operations. All managed interactive video services have been rebranded as Digital Witness and the Westec brand has been retired.

How We Generate Revenue

        Our primary source of revenue is recurring services revenue, generated through monitoring, maintenance and installation services provided to our customers in accordance with their customer contracts. Monitoring services for our customers are billed in advance, primarily monthly, pursuant to the terms of customer contracts. Revenue is recognized ratably over the contract term. At the end of each monthly period, the portion of monitoring fees related to services not yet provided are deferred and recognized in the period that these services are provided. Installation revenues represent upfront one-time charges billed to customers at the time of installation. Revenues on installation contracts are recognized upon completion and delivery of the installation in transactions where equipment is sold.

For transactions in which we retain ownership of the security system, any amounts collectible up-front are deferred and amortized over the initial term of the monitoring contract. Service and maintenance revenues represent our service and other revenue associated with selling customers additional equipment, and for maintenance and repair. Service revenue is billed, and the associated revenue recognized, when the services are performed. Maintenance revenue is billed and revenue is recognized ratably over the contract term. The remainder of our revenue is generated through products revenue and other services.

Costs and Expenses

        Cost of Services and Products.    Cost of services and products represent the cost of providing services and products to our customers. Cost of services includes costs associated with installation, service calls for customers who have maintenance contracts, costs of monitoring, central station expense, selling and marketing expense and the maintenance / repair of existing systems. Cost of products includes direct materials utilized in the installation of new systems along with wire and miscellaneous disposable stock.

        General and administrative expenses.    General and administrative expenses consist of accounting and finance, legal, collections, human resources, executive management, telephone, insurance, executive travel and other expenses related to the corporate administration of the Company. It also captures administrative labor, telecommunications, insurance and real estate lease expenses related to our regional service centers throughout the United States.

        Amortization.    Amortization expenses consist of amortization from intangible assets primarily related to acquired alarm monitoring contracts.

        Depreciation.    Depreciation expenses consist of depreciation from property and equipment and equipment leased under capital leases.

Results of Operations

Three Months Ended March 31, 2014 Compared to Three Months Ended March 31, 2013

        The following table sets forth our results of operations for the periods indicated:

	Three Months Ended March 31,
			Percent Change
	2014	2013
	(in thousands)
Revenue
Services	$25,705	$26,380	(2.6)%
Products	3,015	3,865	(22.0)%

Total revenue	28,720	30,245	(5.0)%

Cost and Expenses
Cost of services	19,754	19,677	0.4%
Cost of products	3,772	3,363	12.2%
General and administrative expenses	8,100	6,201	30.6%
Amortization	2,372	2,463	(3.7)%
Depreciation	2,450	2,362	3.7%
Loss on extinguishment of debt	—	707	*
Loss (gain) on sale of long-lived assets	479	(9)	*
Gain on sale of Transferred Assets	(39,715)	—	*

Total costs and expenses	(2,788)	34,764	(108.0)%

(Loss) income from operations	31,508	(4,519)	*
Interest expense	6,133	5,879	4.3%
Interest income	4	4	*

(Loss) income before provision for income taxes	25,379	(10,394)	*
Provision for income taxes	(2,311)	171	*

Net (loss) income	27,690	(10,565)	*
Net loss attributable to noncontrolling interest	—	(10)	*

Net (loss) income attributable to Interface Security Systems Holdings, Inc.	$27,690	$(10,555)	*

*
Not meaningful

Revenue

        Total revenue decreased $1.5 million, or 5.0%, to $28.7 million for the three months ended March 31, 2014 as compared with the three months ended March 31, 2013.

        Services revenue decreased $0.7 million, or 2.6%, to $25.7 million for the three months ended March 31, 2014 as compared with the three months ended March 31, 2013. The decrease was due primarily to a $2.4 million decline attributable to Transferred Assets offset by an increase of approximately $1.1 million of services revenue from RMR growth during 2013 and $0.6 million in installation services and recognized deferred revenues.

        Products revenue decreased $0.8 million, or 22.0%, to $3.0 million for the three months ended March 31, 2014 as compared with the three months ended March 31, 2013 due primarily to a $1.1 million decrease in product installations offset by an increase in service product revenues of $0.3 million.

Cost and Expenses

        Total cost and expenses decreased $37.6 million for the three months ended March 31, 2014 as compared with the three months ended March 31, 2013 primarily due to the gain on sale of Transferred Assets.

        Cost of services increased $0.1 million, or 0.4%, to $19.8 million for the three months ended March 31, 2014 as compared with the three months ended March 31, 2013. The increase in costs of services is due to a $0.7 million increase in wages for SMB help desk and monitoring services and a $0.2 million increase in direct costs of managed services related to new installed RMR in 2013. The increase in cost of services was offset in part by a decrease of $0.6 million in direct and corporate allocated sales wages and commissions due to less RMR installed for the three months ended March 31, 2014 as compared to the three months ended March 31, 2013.

        Cost of products increased $0.4 million, or 12.2%, to $3.8 million for the three months ended March 31, 2014 as compared with the three months ended March 31, 2013. Service materials cost accounted for approximately $0.2 million of the increase in cost of products and installation materials cost increased approximately $0.2 million as a result of a higher percent of installation revenues from product sales versus company owned sales thus reducing the amount of capitalized subscriber systems assets equipment cost.

        General and administrative expenses increased $1.9 million, or 30.6%, to $8.1 million for the three months ended March 31, 2014 as compared with the three months ended March 31, 2013. The increase for the three months ended March 31, 2014 was due primarily to $1.9 million related to transaction costs incurred related to the sale of the Transferred Assets and the costs for preparing to register the Exchange Notes.

        Amortization expenses decreased $0.1 million, or 3.7%, to $2.4 million for the three months ended March 31, 2014 as compared with the three months ended March 31, 2013. The decrease was primarily due to the end of life of acquired alarm monitoring accounts and a decrease in the additions of intangible assets as of March 31, 2014.

        Depreciation expense increased $0.1 million, or 3.7%, to $2.5 million for the three months ended March 31, 2014 as compared with the three months ended March 31, 2013. The increase was due primarily to the net addition of new subscriber system assets of $0.6 million.

Interest Expense

        Interest expense increased $0.3 million, or 4.3%, to $6.1 million for the three months ended March 31, 2014 as compared with the three months ended March 31, 2013. The increase was due primarily to an additional $4.5 million of debt borrowed under our Revolving Credit Facility to fund growth during the three months ended March 31, 2014.

Provision for Income Taxes

        Provision for income taxes decreased $2.5 million to a net tax benefit of $2.3 million for the three months ended March 31, 2014 as compared with the three months ended March 31, 2013. The decrease was due primarily to the impact of the gain on sale of the Transferred Assets has on the projected annual loss for 2014. The effective tax rate fell from 1.53% at December 31, 2013 to (9.10)% at March 31, 2014. The tax provision in future periods will vary based on current and future temporary differences, as well as future operating results.

Net Loss

        Net loss was $10.6 million for the three months ended March 31, 2013 compared to net income of $27.2 million for the three months ended March 31, 2014. The increase is primarily related to the $39.2 million gain on the sale of the Transferred Assets and the other factors described above.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

        The following table sets forth our results of operations for the periods indicated:

	Year Ended December 31,
			Percent Change
	2013	2012
	(in thousands)
Revenue
Services	$111,520	$98,192	13.6%
Products	15,222	12,253	24.2%

Total revenue	126,742	110,445	14.8%

Cost and Expenses
Cost of services	86,902	65,961	31.7%
Cost of products	15,659	12,545	24.8%
General and administrative expenses	25,776	24,739	4.2%
Amortization	10,761	10,016	7.4%
Depreciation	10,121	7,898	28.1%
Loss on extinguishment of debt	572	—	*
Loss on sale of assets	109	16	*

Total costs and expenses	149,900	121,175	23.7%

Loss from operations	(23,158)	(10,730)	115.8%
Interest expense	23,954	18,095	32.4%
Interest income	14	15	(6.7)%

Loss before provision for income taxes	(47,098)	(28,810)	63.5%
Provision for income taxes	722	521	38.6%

Net loss	(47,820)	(29,331)	63.0%
Net loss attributable to noncontrolling interest	(30)	(39)	(23.1)%

Net loss attributable to Interface Security Systems Holdings, Inc.	$(47,790)	$(29,292)	63.2%

*
Not meaningful

Revenue

        Total revenue increased $16.3 million, or 14.8%, to $126.7 million for the year ended December 31, 2013 as compared with the year ended December 31, 2012. The increase was primarily due to higher beginning RMR in 2013, higher ARPU and net growth in customer RMR as a result of higher ARPU and growth in customer accounts. ARPU increased by $7.76, or 10.6%, as of December 31, 2013 compared with December 31, 2012.

        Services revenue increased $13.3 million, or 13.6%, to $111.5 million for the year ended December 31, 2013 as compared with the year ended December 31, 2012, related to organic growth in revenue provided by monitoring, installation and maintenance services due primarily to an increase in contracted RMR and an $8.5 million increase in services revenue acquired from the Westec Acquisition for the year ended December 31, 2013.

        Products revenue increased $3.0 million, or 24.2%, to $15.2 million for the year ended December 31, 2013 as compared with the year ended December 31, 2012 due primarily to an increase of $2.9 million of product sales acquired from the Westec Acquisition for the year ended December 31, 2013 and an increase in installation services from customer growth in certain other accounts.

Cost and Expenses

        Total cost and expenses increased $28.7 million, or 23.7%, to $149.9 million for the year ended December 31, 2013 primarily due to increased volume as compared with the year ended December 31, 2012.

        Cost of services increased $20.9 million, or 31.7%, to $86.9 million for the year ended December 31, 2013 as compared with the year ended December 31, 2012. The increase in costs to service customers during 2013 compared to 2012 was due primarily to the increased investment associated with adding $1.5 million of new RMR in 2012 and higher spending on labor for installation and maintenance services and customer service related to customers acquired in the Westec Acquisition and ongoing system upgrades with no compensating revenues for a certain Digital Witness customer. Managed services direct costs increased $4.0 million with SMB help desk and monitoring wages increasing by $1.9 million associated with the increase in new RMR and a full year of monitoring cost from the Westec Acquisition. Sales wages and commissions increased by $1.7 million and sales engineering and corporate sales and marketing expenses increased by $1.9 million due to organic RMR growth and a full year of sales expense from the Westec Acquisition.

        Cost of products increased $3.1 million, or 24.8%, to $15.7 million for the year ended December 31, 2013 as compared with the year ended December 31, 2012. The increase was due primarily to the addition of service materials associated with the full year of costs from the Westec Acquisition, increased service materials for higher ARPU customers and increased installation revenue. Service materials accounted for $1.0 million of the increase and installation materials increased $2.1 million.

        General and administrative expenses increased $1.0 million, or 4.2%, to $25.8 million for the year ended December 31, 2013 as compared with the year ended December 31, 2012. The increase included general and administrative expenses associated with a full year of expenses from the Westec Acquisition and was comprised of $0.6 million related to costs incurred in the preparation for registering the Exchange Notes, $0.9 million of other professional fees and $0.6 million of fees related to canceled circuits and customer early termination fees offset by approximately $2.4 million of acquisition expense in 2012.

        Amortization expenses increased $0.7 million, or 7.4%, to $10.8 million for the year ended December 31, 2013 as compared with the year ended December 31, 2012. The increase was due primarily to the addition of intangible assets related to the Westec Acquisition partially offset by the adjustment of the useful life of an asset acquired in the Westec Acquisition from 14 years to 5 years.

        Depreciation expense increased $2.2 million, or 28.1%, to $10.1 million for the year ended December 31, 2013 as compared with the year ended December 31, 2012. The increase was due primarily to the net addition of new subscriber system assets of $7.7 million.

Interest Expense

        Interest expense increased $5.9 million, or 32.4%, to $24.0 million for the year ended December 31, 2013 as compared with the year ended December 31, 2012. The increase was due primarily to higher debt related to the issuance of the Initial Notes and borrowings under the Revolving Credit Facility.

Provision for Income Taxes

        Provision for income taxes increased $0.2 million, or 38.6%, to $0.7 million for the year ended December 31, 2013 as compared with the year ended December 31, 2012. In each year, income tax includes (i) the effects of a valuation allowance maintained for federal and state deferred tax assets including net operating loss carryforwards and (ii) expense for certain jurisdictions where the tax liability is determined based on non-income related activities, such as gross sales. In addition, the Company has recorded deferred tax liabilities of $7.5 million and $6.9 million at December 31, 2013 and 2012, respectively, primarily related to certain of the differences between the book and tax amortization of the Company's goodwill. The effective tax rate fell from 1.74% at December 31, 2012 to 1.53% at December 31, 2013.

Net Loss

        Net loss increased $18.5 million, or 63.0%, to $47.8 million for the year ended December 31, 2013 as compared with the year ended December 31, 2012 primarily as a result of the factors described above.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

        The following table sets forth our results of operations for the periods indicated:

	Year Ended December 31,
			Percent Change
	2012	2011
	(in thousands)
Revenue
Services	$98,192	$74,953	31.0%
Products	12,253	12,417	(1.3)%

Total revenue	110,445	87,370	26.4%

Cost and Expenses
Cost of services	65,961	59,128	11.6%
Cost of products	12,545	14,105	(11.1)%
General and administrative expenses	24,739	15,780	56.8%
Amortization	10,016	10,490	(4.5)%
Depreciation	7,898	4,264	85.2%
Loss (gain) on sale of assets	16	(50)	*

Total costs and expenses	121,175	103,717	16.8%

Loss from operations	(10,730)	(16,347)	(34.4)%
Interest expense	18,095	12,470	45.1%
Interest income	15	59	(74.6)%

Loss before provision for income taxes	(28,810)	(28,758)	0.2%
Provision for income taxes	521	640	(18.6)%

Net loss	(29,331)	(29,398)	(0.2)%
Net loss attributable to noncontrolling interest	(39)	(34)	14.7%

Net loss attributable to Interface Security Systems Holdings, Inc.	$(29,292)	$(29,364)	(0.2)%

*
Not meaningful

Revenue

        Total revenue increased $23.1 million, or 26.4%, to $110.4 million for the year ended December 31, 2012 as compared with the year ended December 31, 2011. The increase was due primarily to higher beginning RMR in 2012, higher ARPU, net growth in customer RMR as well as the addition of $21.8 million in revenues from the Westec Acquisition. ARPU increased by $15.77, or 27.4%, as of December 31, 2012 compared with December 31, 2011.

        Services revenue increased $23.2 million, or 31.0% to $98.2 million for the year ended December 31, 2012 as compared with the year ended December 31, 2011, related to increases in revenue provided by monitoring, installation and maintenance services due primarily to an increase in contracted RMR and the addition of services revenue from the Westec Acquisition.

        Products revenue decreased $0.2 million, or 1.3% to $12.3 million for the year ended December 31, 2012 as compared with the year ended December 31, 2011 due primarily to the Dollar General Deployment being completed, offset by the addition of products revenue from the Westec Acquisition.

Cost and Expenses

        Total cost and expenses increased $17.5 million, or 16.8%, to $121.2 million for the year ended December 31, 2012 as compared with the year ended December 31, 2011.

        Cost of services increased $6.8 million, or 11.6%, to $66.0 million for the year ended December 31, 2012 as compared with the year ended December 31, 2011. The increase in costs to service customers during 2012 compared to 2011 was due primarily to substantial costs associated with the Westec Acquisition including an additional $3.0 million in installation expense, $1.9 million in central station expense, $2.9 million in sales expense and $3.1 million of service expense. The increase was offset by decreased expenses in 2012 from the completion of Dollar General Deployment in 2011.

        Cost of products decreased $1.6 million, or 11.1%, to $12.5 million for the year ended December 31, 2012 as compared with the year ended December 31, 2011. The decrease was due primarily to decreased expenses in 2012 from the Dollar General Deployment being completed in 2011 offset by the addition of $3.5 million in direct material expense from the Westec Acquisition.

        General and administrative expenses increased $9.0 million, or 56.8%, to $24.7 million for the year ended December 31, 2012 as compared with the year ended December 31, 2011. The increase was due primarily to additional salaries, benefits and certain bonuses, largely from the addition of Westec, totaling $3.2 million. Additionally there were transaction fees of $1.8 million related to the Westec Acquisition of which $1.0 million was accrued for SunTx, $0.5 million associated with audit and professional fees related to the Initial Notes offering and $1.2 million in general office expense primarily related to the Westec Acquisition.

        Amortization expenses decreased $0.5 million, or 4.5%, to $10.0 million for the year ended December 31, 2012 as compared with the year ended December 31, 2011. The decrease was due primarily to the end of life of the original intangible asset with a ten-year amortization schedule.

        Depreciation expense increased $3.6 million, or 85.2%, to $7.9 million for the year ended December 31, 2012 as compared with the year ended December 31, 2011. The increase was due primarily to $3.0 million in expense associated with additional capitalized subscriber system assets and additional depreciation expense from the Westec Acquisition.

Interest Expense

        Interest expense increased $5.6 million, or 45.1%, to $18.1 million for the year ended December 31, 2012 as compared with the year ended December 31, 2011. The increase was due primarily to the increased borrowing associated with net new organic RMR growth and $3.0 million of interest expense related to debt used to fund the Westec Acquisition.

Provision for Income Taxes

        Provision for income taxes decreased $0.1 million, or 18.6%, to $0.5 million for the year ended December 31, 2012 as compared with the year ended December 31, 2011. In each year, income tax includes (i) the effects of a valuation allowance maintained for federal and state deferred tax assets including net operating loss carryforwards and (ii) expense for certain jurisdictions where the tax liability is determined based on non-income related activities, such as gross sales. In addition, the Company has recorded deferred tax liabilities of $6.9 million and $6.5 million at December 31, 2012 and 2011, respectively, primarily related to certain of the differences between the book and tax amortization of the Company's goodwill. The effective tax rate fell from 2.21% at December 31, 2011 to 1.74% at December 31, 2012.

Net Loss

        Net loss decreased $0.1 million, or 0.2%, to $29.3 million for the year ended December 31, 2012 as compared with the year ended December 31, 2011. The decrease was due primarily to increased margin contributions from higher beginning RMR in 2012 and the addition of the Westec operating results.

Non-GAAP Financial Measures

        We use certain financial measures, including EBITDA and Adjusted EBITDA, as supplemental measures of our operating performance that are not required by, or presented in accordance with, GAAP. They are not measurements of our financial performance under GAAP and should not be considered as alternatives to net income, operating income or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity. These measures are used in the internal management of our business, along with the most directly comparable GAAP financial measures, in evaluating our operating performance. In addition, our presentation of Adjusted EBITDA is consistent with the equivalent measurements that are contained in our Revolving Credit Facility and the indenture governing the Notes.

        EBITDA represents net (loss) income attributable to Interface Security Systems Holdings, Inc. before interest expense, interest income, income taxes, depreciation, amortization and net loss attributable to noncontrolling interest. Adjusted EBITDA represents EBITDA as further adjusted for loss on extinguishment of debt, gain or loss on sale of assets (including the Transferred Assets), sales and installation costs, net of sales and installation revenue, related to organic RMR growth, plus 50% of non-capitalized corporate and service center administrative costs related to organic RMR growth, less capitalized subscriber system assets. Our calculation of Adjusted EBITDA does not include any adjustments for expenses related to the Westec Acquisition, the sale of the Transferred Assets, the Subsidiaries Merger, financing of the Revolving Credit Facility or preparing for the initial registration of the Exchange Notes. These expenses for the years ended December 31, 2013, 2012 and 2011 and the three months ended March 31, 2014 and 2013 were $0.8 million, $4.4 million, $0, $1.9 million and $0.1 million respectively.

        Our measurement of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures of other companies and are not measures of performance calculated in accordance with GAAP. We have included information concerning EBITDA and Adjusted EBITDA because we believe that such information is used by certain investors as supplemental measures of a company's historical ability to service debt. We believe these measures are frequently used by securities analysts, investors and other interested parties in the evaluation of high yield issuers, many of which present EBITDA and Adjusted EBITDA when reporting their results. Our presentation of EBITDA and Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or nonrecurring items.

        EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider them in isolation, or as a substitute for analysis of, our operating results or cash flows as reported under GAAP. Some of these limitations are:

  •
  they do not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

  •
  they do not reflect changes in, or cash requirements for, our working capital needs;

  •
  they do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

  •
  although depreciation is a non-cash charge, the assets being depreciated will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements;

  •
  they are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows; and

  •
  other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

        Because of these limitations, EBITDA and Adjusted EBITDA should not be considered as measures of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA and Adjusted EBITDA only for supplemental purposes. Please see our consolidated financial statements contained in this prospectus.

        The following table sets forth a reconciliation of net (loss) income attributable to Interface Security Systems Holdings, Inc. to EBITDA and Adjusted EBITDA for the periods indicated:

	Three Months Ended March 31,		Year Ended December 31,
	2014	2013	2013	2012	2011
	(in thousands)
Net (loss) income attributable to Interface Security Systems Holdings, Inc.	$27,690	$(10,555)	$(47,790)	$(29,292)	$(29,364)
Net loss attributable to noncontrolling interest	—	(10)	(30)	(39)	(34)
Provision for income taxes	(2,311)	171	722	521	640
Interest expense	6,133	5,879	23,954	18,095	12,470
Interest income	(4)	(4)	(14)	(15)	(59)
Depreciation	2,450	2,362	10,121	7,898	4,264
Amortization	2,372	2,463	10,761	10,016	10,490

EBITDA	36,330	306	(2,276)	7,184	(1,593)
Loss (gain) on sale of long-lived assets	479	(9)	109	16	(50)
Gain on sale of Transferred Assets	(39,715)	—	—	—	—
Loss on extinguishment of debt	—	707	572	—	—
Sales and installation expense(a)	12,207	16,617	66,383	46,881	49,497
50% of overhead expenses(b)	3,988	3,038	12,638	12,120	7,640
Capitalized expenditures, subscriber system assets(c)	(1,682)	(4,505)	(15,642)	(7,894)	(6,366)
Sales and installation revenue(d)	(4,402)	(5,557)	(23,635)	(20,222)	(20,503)

Adjusted EBITDA	$7,205	$10,597	$38,149	$38,085	$28,625

(a)
Reflects sales and installation costs related to organic RMR growth. Certain other industry participants purchase customers through customer contract purchases, and as a result, may capitalize the full cost to purchase these customer contracts, as compared to our organic generation of new customers, where a majority of our customer creation costs is expensed.

(b)
Reflects 50% of the corporate and service center administrative costs related to organic RMR growth and is not capitalized. Corporate and service center administrative cost includes expenses and the related overhead to support the RMR and installation growth. Other industry participants customarily allocate 50% of their overhead cost to RMR and sales growth.

(c)
Reflects sales and installation cost related to organic RMR growth, including those costs associated with accounts payable as of March 31, 2014, that are capitalized as subscriber systems assets. Since the full amount of sales and installation expense is added as an adjustment in (a) above, the capitalized portion of the sales and installation cost is deducted from the Adjusted EBITDA calculation.

(d)
Reflects revenues received for the installation of subscriber systems related to organic RMR growth to match certain costs incurred in connection with the installations as described in (a) above.

Liquidity and Capital Resources

        Our primary source of liquidity is our Revolving Credit Facility. On May 30, 2014, in connection with the Reorganization Transactions, we received $71.6 million from Master Holdings as consideration for its purchase of shares of common stock of Holdings. See "Prospectus Summary—Recent Developments—Corporate Reorganization." We believe that cash on hand, borrowings under the

Revolving Credit Facility and cash generated from our operations will provide sufficient liquidity for at least the next twelve months, given our current and anticipated capital requirements. We had $5.6 million available for borrowing under our Revolving Credit Facility as of March 31, 2014. We expect that new RMR growth during 2014 will provide additional borrowing capacity availability under the Revolving Credit Facility. We had negative working capital of $2.7 million as of March 31, 2014. If we were to cease our internal growth strategy and no longer invest in creating new RMR, we believe we would generate future positive cash flows that could be used to provide us with sufficient liquidity to start to pay down our outstanding debt.

        The following table provides a summary of cash flow data:

	Three Months Ended March 31,		Year Ended December 31,
	2014	2013	2013	2012	2011
	(in thousands)
Net cash used in operating activities	$(15,111)	$(7,605)	$(19,355)	$(6,260)	$(12,926)
Net cash provided (used) by investing activities	38,218	(4,641)	(18,686)	(56,899)	(7,436)
Net cash provided (used) by financing activities	(22,895)	10,847	36,828	63,805	20,923

Cash and Cash Equivalents

        We held $0.4 million and $0.6 million in cash and cash equivalents as of December 31, 2013 and March 31, 2014, respectively. In addition, we had $2.0 million and $2.1 million of restricted cash as of December 31, 2013 and March 31, 2014 related to amounts placed in escrow pursuant to the sale of the Transferred Assets.

Cash Flows from Operating Activities

        Net cash used in operating activities increased by $7.5 million from $7.6 million for the three months ended March 31, 2013 to $15.1 million for the three months ended March 31, 2014. This use of cash was primarily due to the timing of payments for accounts payable and accrued expenses and an increase in net loss (excluding the gain on sale of Transferred Assets) of approximately $1.5 million. Accrued expenses reflected a full interest payment on the Initial Notes in 2014 offset by three months of accrued interest, which impacted cash flows by $5.3 million.

        Net cash used in operating activities increased $13.1 million from $6.3 million for the year ended December 31, 2012 to $19.4 million for the year ended December 31, 2013. This use of cash was primarily due to an increase in net loss of $18.5 million, a decrease in working capital requirements of $1.2 million and changes in operating assets and liabilities driven by collections on receivables and an increase in accrued expenses. The increase in accrued expenses included an increase in cash paid of $2.8 million related to stay bonuses for Westec executives and payroll timing differences, $7.2 million of interest payments on the Initial Notes and $1.0 million of transaction fees for the Westec Acquisition.

        Net cash used in operating activities decreased $6.7 million from $12.9 million for the year ended December 31, 2011 to $6.3 million for the year ended December 31, 2012. This decrease was primarily related to a net loss of $29.3 million offset by changes in operating assets and liabilities that provided $2.0 million more cash during 2012 related to the addition of the Westec operation. This was partially offset by $12.6 million in non-cash amortization and $7.9 million in depreciation.

Cash Flows from Investing Activities

        Our investing activities primarily consist of capital expenditures for subscriber system assets. Capital expenditures primarily consist of periodic additions to property and equipment to support the growth in our business.

        Net cash from investing activities increased $42.9 million from $4.6 million of net cash used in investing activities for the three months ended March 31, 2013 to $38.2 million of net cash provided by investing activities for the three months ended March 31, 2014. The increase is primarily related to proceeds of approximately $40.7 million for the sale of the Transferred Assets, net of change in restricted cash, and a decrease of $2.3 million in subscriber system assets as a result of lower RMR during the period.

        Net cash used in investing activities for the years ended December 31, 2013, 2012 and 2011, was $18.7 million, $56.9 million and $7.4 million, respectively. The decrease in 2013 compared to 2012 was primarily due to the $48.2 million purchase of Westec in 2012, net of cash acquired, partially offset by a $7.7 million increase in subscriber system assets from new RMR installation, $2.0 million of restricted cash placed in escrow in connection with the sale of the Transferred Assets and $1.3 million of capital expenditures for other equipment in 2013. The increase in 2012 compared to 2011 is primarily related to $7.9 million of capital expenditures for subscriber system assets, $0.8 million of capital expenditures for other equipment and $48.2 million for the purchase of Westec, net of cash acquired in 2012.

Cash Flows from Financing Activities

        Our cash flows from financing activities are primarily to fund the portion of upfront costs associated with generating new customers that are not covered through our operating cash flows and acquisitions.

        During the three months ended March 31, 2014, our net cash used by financing activities was $22.9 million, compared to $10.8 million of cash provided by financing activities during the three months ended March 31, 2013. Holdings redeemed all of the issued and outstanding shares of its Class G and Class F Preferred Stock and part of its Class E Preferred Stock and paid a cash dividend in an aggregate amount of approximately $27.3 million to the stockholders as permitted under the indenture governing the Notes. This was offset by $4.5 million in draws on our Revolving Credit Facility to fund new RMR installations and working capital needs. Net cash provided by financing activities for the three months ended March 31, 2013 reflect the issuance of $230.0 million of Initial Notes that were used to repay outstanding debt and fees.

        Net cash provided in financing activities was $36.8 million, $63.8 million and $20.9 million for the years ended December 31, 2013, 2012 and 2011, respectively. The decrease in cash provided during the year ended December 31, 2013, as compared to the corresponding period in 2012, was primarily the result of an increase in net cash remaining from the offering of the Initial Notes and repayment of outstanding debt offset by $10.7 million of debt financing fees. In addition, we borrowed $26.5 million on our Revolving Credit Facility in 2013 to fund subscriber growth and capital expenditures.

        The increase in cash used during the year ended December 31, 2012, as compared to the corresponding period in 2011, was primarily the result from net proceeds from borrowing under our prior revolving credit facility. Of the net proceeds, $1.9 million was financing fees used to increase availability under our prior revolving credit facility, $14.1 million for funding organic RMR growth and $48.4 million for financing the Westec Acquisition, net of direct costs related to the merger.

Financial Obligations

        Senior Secured Notes.    On January 18, 2013, we issued $230.0 million aggregate principal amount of Initial Notes, the proceeds of which were used to repay our then-existing indebtedness, which consisted of a $172.8 million revolving credit facility, senior subordinated debt in the aggregate principal amount of $20.8 million and a subordinated promissory note in the principal amount of $13.9 million, for general corporate purposes and to pay related fees and expenses. The Notes are secured by second priority liens on substantially all of the assets of Holdings, Interface Systems and any guarantor, subject to certain exceptions. The obligations under the Notes will be fully and unconditionally guaranteed, jointly and severally, on a senior secured basis by certain of our future domestic restricted subsidiaries. The Notes bear interest at a fixed rate of 9.25% per annum with interest payable semi-annually on July 15 and January 15 of each year, and mature on January 15, 2018. The Notes do not require us to make mandatory redemption or sinking fund payments; however, under certain circumstances related to a change of control or assets sales, we may be required to offer to purchase the Notes. For a description of the Notes, see "Description of Exchange Notes."

        Revolving Credit Facility.    Interface Systems and its then-existing subsidiaries, as borrowers, and Holdings, as guarantor, entered into a $45.0 million Revolving Credit Facility on January 18, 2013, as amended on September 30, 2013 and May 16, 2014. The Revolving Credit Facility has an available borrowing capacity equal to the lesser of $45.0 million and 5 times eligible RMR. As of March 31, 2014, our available borrowing capacity was $36.7 million, of which $31.0 million was drawn and $5.6 million was available for borrowing. We expect that new RMR growth during 2014 will provide additional borrowing capacity availability under the Revolving Credit Facility. The Revolving Credit Facility matures January 15, 2018. The Revolving Credit Facility includes a $1.0 million sub-limit for the issuance of letters of credit, and the amount outstanding reduces the amount of available borrowing. As of March 31, 2014, we had $0.1 million in letters of credit outstanding.

        Borrowings under the Revolving Credit Facility bear interest at a floating rate per year equal to the higher of (A) the rate (adjusted for statutory reserve requirements for Eurocurrency liabilities) at which Eurodollar deposits are offered for a period equal to one, two, three, or six months, as quoted on Reuters Screen LIBOR01 Page (or any successor / similar page or service) as of 11:00 a.m., London time, on the day that is two London banking days preceding the applicable interest determination date and (B) 0.50%, plus 3.25% (3.75% at March 31, 2014).

        The Revolving Credit Facility is secured by a first priority perfected lien on substantially all of the existing and future tangible and intangible assets of Interface Systems and Holdings and their subsidiaries, excluding certain excluded assets, which are substantially the same assets that secure the Notes on a second priority basis. The Revolving Credit Facility contains customary representations and warranties, covenants, events of default and other provisions described under "Description of Other Indebtedness."

        Restrictive Covenants.    The indenture governing the Notes and the credit agreement governing our Revolving Credit Facility contain a number of covenants imposing significant restrictions on our business. These restrictions may affect our ability to operate our business and may limit our ability to take advantage of potential business opportunities as they arise. The restrictions these covenants place on us include limitations on our and any restricted subsidiaries' ability to (subject to certain exceptions):

  •
  transfer or sell assets or use asset sale proceeds;

  •
  incur or guarantee additional debt or issue redeemable or preferred equity securities;

  •
  pay dividends, redeem equity or subordinated debt or make other restricted payments;

  •
  make certain investments;

  •
  create or incur liens on assets;

  •
  incur or permit dividend or other payment restrictions affecting any restricted subsidiaries;

  •
  enter into transactions with affiliates;

  •
  merge, consolidate or transfer all or substantially all assets; and

  •
  engage in a business other than a business that is the same or similar to our current business and reasonably related businesses.

        In addition, the credit agreement governing our Revolving Credit Facility contains financial covenants, including a covenant not to exceed a revolving facility usage to eligible RMR ratio of 5.0 to 1.0, a covenant to maintain a minimum fixed charge coverage of at least 1.25 to 1.00, and a covenant not to exceed 13% gross attrition at any time. As of March 31, 2014, we were in compliance with the applicable restrictive covenants under our debt agreements, and we expect to remain in compliance for the next twelve months. On May 16, 2014, we entered into a waiver, consent and second amendment to the Revolving Credit Facility with Capital One, which (i) amended the Revolving Credit Facility to permit, and in which Capital One consented to, certain events in connection with the Reorganization Transactions; (ii) amended the Revolving Credit Facility to provide that a "change of control" in the indenture governing the Master Holdings Notes will constitute a "change in control" under the Revolving Credit Facility; and (iii) waived any defaults in connection with the prior substantial doubt about our ability to continue as a going concern.

Off-Balance Sheet Arrangements

        Other than off-balance sheet arrangements in connection with operating leases, we had no off-balance sheet arrangements as of March 31, 2014.

Contractual Obligations

        The following table sets forth our contractual cash obligations as of March 31, 2014:

	Payments Due by Period
	Total	Less Than 1 Year	1 - 3 Years	4 - 5 Years	After 5 Years
	(in thousands)
Notes(1)	$230,000	$—	$—	$230,000	$—
Revolving Credit Facility(2)	31,000	—	—	31,000	—
Interest payments(3)	89,521	11,523	44,875	33,123	—
Operating lease obligations	12,183	2,400	4,830	3,115	1,838
Capital lease obligations	217	173	44	—	—

Total contractual cash obligations	$362,921	$14,096	$49,749	$297,238	$1,838

(1)
The Notes have a maturity date of January 15, 2018 and have an interest rate of 9.25% with semi-annual payments due on January 15th and July 15th.

(2)
The Revolving Credit Facility has a maturity date of January 15, 2018.

(3)
Interest payments on variable debt are estimated using amounts outstanding at March 31, 2014 and the average implied forward London Interbank Offering Rate ("LIBOR") in effect at March 31, 2014. Actual interest payments will differ based on actual LIBOR rates and actual amounts outstanding for applicable periods. Interest payments on the Notes have been calculated by applying an interest rate of 9.25% at March 31, 2014 to the outstanding principal amount of the Notes of $230.0 million at March 31, 2014.

Quantitative and Qualitative Disclosures about Market Risk

        We are subject to market risk from interest rate fluctuations on our outstanding borrowings under the Revolving Credit Facility. See "—Financial Obligations." The Revolving Credit Facility bears interest at a floating rate per year equal to the higher of (A) the rate (adjusted for statutory reserve requirements for Eurocurrency liabilities) at which Eurodollar deposits are offered for a period equal to one, two, three, or six months, as quoted on Reuters Screen LIBOR01 Page (or any successor / similar page or service) as of 11:00 a.m., London time, on the day that is two London banking days preceding the applicable interest determination date and (B) 0.50%, plus 3.25%. As a result, we will be exposed to fluctuations in interest rates to the extent of our borrowings under the Revolving Credit Facility. A hypothetical 10% change in the interest rates we pay on our borrowings under the Revolving Credit Facility as of March 31, 2014 would result in an increase or decrease in our interest costs of approximately $3.1 million per year.

JOBS Act

        On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for qualifying public companies. Section 107 of the JOBS Act allows us to take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. As a result, we may delay the adoption of such standards until those standards would otherwise apply to private companies. As an "emerging growth company," we have elected to delay adoption of new or revised accounting standards applicable to public companies until such pronouncements are made applicable to private companies. Additionally, we are in the process of evaluating the benefits of relying on the other reduced reporting requirements provided by the JOBS Act.

        Subject to certain conditions set forth in the JOBS Act, as an "emerging growth company," we may choose to rely on certain exemptions. See "Risk Factors—Risks Related to Our Business and Our Industry—As an "emerging growth company" under the JOBS Act, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements."

Critical Accounting Estimates and Policies

        The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to use judgment in making estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenue and expenses. The following accounting policies are based on, among other things, judgments and assumptions made by management that include inherent risks and uncertainties. Management's estimates are based on the relevant information available at the end of each period. Actual results may differ from these estimates under different assumptions or conditions. We believe that the application of the critical accounting policies discussed below requires significant judgments and estimates on the part of management.

Going Concern Assumption

        During the three months ended March 31, 2014, the Company determined that it had an interest payment of $10.6 million due on July 15, 2014 related to the Notes for which insufficient funds were available to pay the interest payment when it became due, which raised substantial doubt about the ability of the Company to continue as a going concern. On May 30, 2014, Master Holdings closed a $115.0 million offering of the Master Holdings Notes. Master Holdings used $71.6 million of the proceeds of the offering to purchase shares of Class A Common Stock and Class B Common Stock of Holdings. The Company intends to use the $71.6 million in proceeds to make cash interest payments on the Notes and for general corporate purposes, including to fund growth initiatives. Therefore, the conditions that led to the substantial doubt about the Company's ability to continue as a going concern at March 31, 2014 no longer exist at July 1, 2014.

Revenue Recognition

        The Company's policy is to recognize revenue when it is realized or realizable and it is earned. The Company considers revenue realized or realizable and earned when risk of loss transfers, persuasive evidence of an arrangement exists, the price to the buyer is fixed and determinable and collectability is reasonably assured. Service revenues for monitoring, maintenance or other service contracts are recognized ratably as services are rendered over the term of each customer agreement. Customer billings for services not yet rendered are deferred and recognized as revenue when the services are rendered and are included in deferred revenue in the consolidated balance sheet.

        Transactions for which the Company retains ownership of the alarm, secured managed broadband, voice over Internet Protocol ("VoIP") or other system, revenues associated with the equipment and their related subscription monitoring or maintenance contracts, any set up fee revenue and initial direct costs are deferred and amortized on a straight-line basis over the initial term of the related contract. The related installation costs (labor, equipment, sub labor, etc.) are capitalized into subscriber system assets and are amortized on a straight-line basis over the life of the customer contract.

        Transactions involving the sale of alarm, secured managed broadband, VoIP or other systems, as well as other services to the customer can be considered to have multiple elements, including the sale of equipment, installation, monitoring and/or maintenance services. The Company assesses its revenue arrangements to determine the appropriate units of accounting. Once the units of accounting are properly determined, the Company evaluates the hierarchy of vendor specific objective evidence (VSOE), third party evidence (TPE) and best estimate of selling price (BESP) to determine the appropriate selling price for each unit of accounting. Once the selling prices for all units of accounting are identified, the arrangement consideration is allocated to those separate units based on their relative selling prices. In those types of arrangements, the revenues associated with the equipment and installation services are limited to amounts that are not contingent upon the delivery of the monitoring and/or maintenance services.

        For transactions in which the Company installs alarm, secured managed broadband, VoIP or other system without any contracted future services, revenue is recognized upon completion of the installation.

Accounts Receivable and Allowances

        Accounts receivable consist primarily of amounts due from customers for RMR services. Accounts receivable are recorded at invoiced amounts and are non-interest bearing. The gross amount of accounts receivable has been reduced by an allowance for doubtful accounts of approximately $1.1 million, $0.9 million, $1.0 million, $1.1 million and $1.2 million at March 31, 2014, March 31, 2013, December 31, 2013, December 31, 2012 and December 31, 2011, respectively. We estimate this allowance based on historical collection rates, attrition rates and contractual obligations underlying the sale of the customer contracts to third parties.

Goodwill and Indefinite-Lived Intangible Assets

        We assess goodwill and indefinite-lived intangible assets for impairment annually and more frequently if triggering events occur. In performing these assessments, management relies on various factors, including operating results, business plans, economic projections, anticipated future cash flows, comparable market transactions (to the extent available) and other market data. There are inherent uncertainties related to these factors which require judgment in applying them to the testing of goodwill for impairment.

        We performed an annual goodwill impairment assessment during the fourth quarter of 2013 and the result of our assessment indicated that the fair value of goodwill exceeds its carrying amount and therefore was not impaired. While historical performance and current expectations have resulted in fair values of goodwill in excess of carrying values, if our assumptions are not realized, it is possible that in the future an impairment charge may need to be recorded. We will continue to monitor the recoverability of our goodwill.

        Fair value determinations require considerable judgment and are sensitive to changes in underlying assumptions and factors. As a result, there can be no assurance that the estimates and assumptions made for purposes of the annual goodwill impairment test will prove to be accurate predictions of the future. Examples of events or circumstances that could reasonably be expected to negatively affect the underlying key assumptions and ultimately impact the estimated fair value of the business may include such items as follows: a prolonged downturn in the business environment (i.e. sales volumes and prices); an economic recovery that significantly differs from our assumptions in timing or degree; volatility in equity and debt markets resulting in higher discount rates; and unexpected regulatory changes.

Long-Lived and Intangible Assets

        Long-lived assets (e.g., property, plant, equipment and alarm monitoring contracts) do not require that an annual impairment test be performed; instead, long-lived assets are tested for impairment upon the occurrence of a triggering event. Triggering events include the more likely than not disposal of a portion of such assets, changes in technological advances, fluctuations in the fair value of such assets or the occurrence of an adverse change in the market involving the business employing the related assets. Once a triggering event has occurred, the impairment test is based on whether the intent is to hold the asset for continued use or to hold the asset for sale. If the intent is to hold the asset for continued use, the impairment test first requires a comparison of estimated undiscounted future cash flows generated by the asset against the carrying value of the asset. If the carrying value of the asset exceeds the estimated undiscounted future cash flows, the asset would be deemed to be impaired. The impairment charge would then be measured as the difference between the estimated fair value of the asset and its carrying value. Fair value is generally determined by discounting the future cash flows associated with the asset. If the intent is to hold the asset for sale and certain other criteria are met (e.g., the asset can be disposed of currently, appropriate levels of authority have approved the sale, and there is an active program to locate a buyer), the impairment test involves comparing the asset's carrying value to its estimated fair value. To the extent the carrying value is greater than the asset's estimated fair value an impairment charge is recognized for the difference. Significant judgments in this area involve determining whether a triggering event has occurred, determining the future cash flows for the assets involved and selecting the appropriate discount rate to be applied in determining estimated fair value.

Income Taxes

        We account for income taxes based on the asset and liability method. Under the asset and liability method, deferred tax assets and deferred tax liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and are measured using the tax rates that are expected to be in effect when the differences are expected to reverse, based upon current laws and regulations. Valuation allowances are established when necessary to reduce deferred tax assets when it is determined that it is more likely than not that some portion of the deferred tax asset will not be realized. We have generated net operating losses for many years and have recorded a full valuation allowance related to these net operating losses and other tax assets.

Recent Accounting Pronouncements

        In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. 2014-09, "Revenue from Contracts with Customers." The core principle of the new standard is for companies to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration (that is, payment) to which the companies expect to be entitled in exchange for those goods or services. The new standard also will result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively

(for example, service revenue and contract modifications) and clarify guidance for multiple-element arrangements. This standard is effective for fiscal years and interim periods within those years beginning after December 15, 2016. The Company is currently evaluating the impact this guidance will have on its consolidated financial statements.

BUSINESS

Our Company

        We are a leading national provider of physical security and secured managed network services to primarily large, commercial multi-site customers and believe that we provide the most comprehensive IP technology-enabled managed security solution in the market. Our physical security solutions include alarm / event monitoring, interactive video surveillance, managed access control and fire / life safety systems. Our secured network services include SMB, PCI compliance, managed digital voice and other ancillary services. Our comprehensive service offering is designed to meet the needs of commercial enterprises that require a universal and secure IP security platform capable of servicing all of their locations. We combine a complete suite of customized physical and network security services into a fully-integrated bundle, enabling our customers to consolidate services from multiple vendors into a single service provider, significantly enhancing the quality and breadth of their security and reducing their costs.

        Our physical security platform is delivered utilizing state-of-the-art IP technology, which enables our alarm / event monitoring to be faster, more reliable and less expensive than digital dialer systems. In addition, our experienced engineering team is able to program the routers on these IP systems to optimize our alarm monitoring and interactive video surveillance services by proactively managing bandwidth in our customers' networks to insure continuity of all critical business systems. Our proprietary video surveillance technology allows for remote event-based monitoring from our C3 where highly trained specialists can monitor real-time events taking place at a customer premise through both live video and audio and take appropriate action. We believe our proprietary video surveillance technology provides the most cost-efficient system in the market allowing operators to simultaneously monitor events at multiple customer locations. The unique features of this system include video verification, rapid response, video escorts and snapshot audits. These services, along with our other ancillary IP security applications, are custom-configured through a private, secured network to meet the requirements of our customer's existing software system and infrastructure. We are able to continuously monitor the health of each customer's network remotely through our SOC / NOC.

        We supply and install all of the required hardware and software equipment for our bundled service offering, which enables us to enter into long-term (on average four years or more) contracts with our customers. We have also taken the quality of service and level of urgency that is critical to the life safety / emergency response sector and applied it to monitoring SMB. As a result, we believe we provide the highest quality of customer service in the secured network service space.

        Our diverse customer base includes large multi-site commercial enterprises in the luxury retail, dining, QSR and hospitality vertical sectors, including Dollar General, Subway, Family Dollar, Michaels Stores, McDonald's, Sterling Jewelers, Zales, Tumi, Panda Express, Sunoco and Edward Jones. As of March 31, 2014, our top ten customers accounted for 46.1% of our total RMR, with an average length of relationship of seven years. As of March 31, 2014, we serviced 76,356 total customer sites across our customer base through our 16 regional service centers and employee field technicians in most of the largest markets in the U.S. The scope and breadth of our services, combined with our significant equipment investment, software system configuration and long-term contracts make our customer relationships stable and "sticky." In addition, we have established a sales and installation infrastructure capable of managing large-scale national deployments, which we can leverage to add new customers without significantly incurring additional infrastructure costs. We also have mutually-beneficial channel partnership agreements in place with companies such as Cisco and Verizon Wireless to expand our national sales footprint at minimal incremental cost. As a result of our infrastructure, partnerships and focus on large, commercial multi-site customers, our costs to create customers are lower than the industry average and we achieve higher than industry ARPU. We have demonstrated the ability to manage large-scale deployments across customer locations nationwide in a short period of time, as highlighted by the Dollar General Deployment.

        Our revenue model emphasizes a strong base of high margin RMR with high ARPU. Our customer retention rate is among the highest in the industry (measured by RMR attrition) and, as of March 31, 2014, our average twelve month net attrition rate was 10.8%. We maintain a Contracted Backlog and a sales pipeline that we believe will generate a steady, significant flow of new RMR in 2014 and beyond. As of March 31, 2014, our sales pipeline included approximately $16.9 million of identified opportunities for multiple, large managed bundled service deployments for future RMR growth. In addition, as of March 31, 2014, our Contracted Backlog was $0.3 million with a majority of the Contracted Backlog expected to be installed in 2014. In April 2014, we converted approximately $2.4 million of our sales pipeline to Contracted Backlog.

        For the year ended December 31, 2013, our total revenues, net loss and Adjusted EBITDA were $126.7 million, $47.8 million and $38.1 million, respectively, representing an Adjusted EBITDA margin of 30.1%. For the three months ended March 31, 2014, our total revenues, net income and Adjusted EBITDA were $28.7 million, $27.7 million and $7.2 million, respectively, representing an Adjusted EBITDA margin of 25.1%.

Industry Overview

        We believe we are the only nationwide provider of bundled managed IP and physical security services. To date, we do not believe there are any direct competitors capable of offering a similar suite of bundled services on the same scale as we offer. However, we do face competition on an un-bundled basis across the following sectors:

        Secure Managed Cloud Services Market.    The secure managed cloud services industry encompasses many outsourced and hosted technology-enabled services including security as a service. In security, the market is often referred to as managed security services, particularly as it relates to IT security. Total IT spending and the share of security within IT budgets is expected to increase in 2014 and beyond, as the rising sophistication of computer network attacks and subsequent cost of repairing security breaches will continue to drive IT security demand. The penetration of broadband connections in the U.S. has grown from 9.6% of the population in 2003 to 29.3% in 2013 according to the Organization for Economic Co-operation and Development. Among businesses, the industry trade group Connected Nation estimates in its 2013 Business Survey that 1.8 million U.S. businesses or 24% of all U.S. businesses are still without broadband. Within the retail trade, recreation, food and lodging sectors, approximately 32% of businesses do not utilize broadband services. Infonetics Research, a market research and consulting services firm focused on the communications industry, estimates that in the first half of 2013, global residential and business VoIP services revenue rose 3% to $33 billion and is projected to grow to $80 billion by 2017. Similarly, the global market for cloud-based video surveillance is expected to more than double in just four years from $570 million in 2013 to $1.3 billion in 2017, according to TechSci Research.

        Electronic Security Monitoring Market.    Over the last decade, the security monitoring market has remained highly competitive and fragmented without any material change to market concentration. Competition in the industry is based primarily on services offered, reputation for quality of service, market visibility, price and the ability to identify potential new customers. Technological advances have reduced costs and streamlined installation, which in turn has resulted in higher customer adoption. This trend is expected to drive a migration of customers from security-focused companies to suppliers offering integrated solutions. The electronic security monitoring industry (equipment and monitoring) was estimated by Barnes Associates at $45.8 billion in 2013. According to estimates of Barnes Associates, the market for monitoring and related electronic security services in which we primarily compete generated approximately $21.2 billion in revenue in 2013 and has grown every year for the past nine years. This industry has been growing across economic cycles, driven by increased penetration, higher pricing and overall population, business and home growth. We believe the electronic security monitoring industry tends to be relatively recession resilient as compared to other industries, as heightened security awareness typically occurs during times of economic turmoil due to the higher perceived risk of crime.

        Remotely Managed Video Surveillance Market.    Remotely managed video monitoring is a rapidly growing segment of commercial security and is evolving from a primary focus on security to a key business intelligence tool. MarketsandMarkets estimates that the global video surveillance as a service market will grow from $474 million in 2011 to $2.4 billion in 2017, representing a CAGR of 31.5%. The projected growth of the remotely managed video surveillance market is largely driven by the replacement of analog equipment with IP-based equipment, general security and terrorism concerns, business intelligence application and IT and physical security convergence. Multi-store and franchised retail sites are emerging as an early adopter of this technology, especially given the migration from analog video to IP video and the new features offered as a result. While retailers have traditionally applied video surveillance for loss prevention and security measures, enhanced video surveillance systems can also help generate information to help retailers optimize store layouts, measure the effectiveness of promotional campaigns, identify customer patterns and address other marketing and operational uses. According to a 2013 survey by the Loss Prevention Research Council, approximately one third of retailers possess analog-only systems, down from approximately two thirds in 2010. However, 64.4% of those retailers currently using analog systems have a plan to or are considering migrating to IP video. If these retailers migrate to IP video, the adoption of intelligent video surveillance services over the next several years would substantially expand.

Business Strengths

        Leader in Bundled Physical Security and Secured Network Services.    Many years of operational experience, significant investment in infrastructure and the development of proprietary software has enabled us to become a leader in combining physical security and secured network services into a seamless solution. We believe our bundled services improve store operations and deliver material cost savings to our customers. While some of our competitors offer certain overlapping services, we are aware of no competitor that has been able to effectively pair physical security with the broad range of managed IP services we offer over a SMB connection. We believe our ability to combine both physical and data security applications on a national scale is the key differentiator that separates us from our competition. We further believe our ability to integrate services onto a single platform and monitor related events from a centralized location is unparalleled in the market. In addition, our bundled service offering is enhanced by the following:

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  Technology Infrastructure.  We provide around-the-clock monitoring of managed network and security events through our SOC / NOC located just outside of St. Louis, Missouri, which is UL listed and CSAA Five Diamond rated. From this operations center, we are able to provide continuous monitoring of customer systems in addition to providing help desk support.

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  Proprietary Video Surveillance Technology.  The most recent addition to our bundled service offering is Westec Interactive Video, which we acquired as part of the Westec Acquisition. Now branded as Digital Witness, we provide highly specialized interactive video services from our special purpose monitoring C3 in Plano, Texas, which is UL listed, CSAA Five Diamond rated and ETL certified. The Digital Witness system provides video escorts, video guard tours, audits and rapid response video and audio alarm verification services to over 4,300 active monitoring sites in the luxury retail, dining, QSR and hospitality vertical sectors.

        Operating Model Creates "Stickier" Customers.    Through our bundled service offering, we are able to reduce the number of vendors our customers must utilize and consolidate billing and services to a single vendor. We offer standardized contracts and service level agreements for our multi-site customers to reduce administrative costs and internal delays while ensuring uniform service standards. In addition, we supply and install all of the required equipment (both hardware and software) for our bundled service offering, which enables us to enter into long-term (on average four years or more) contracts with our customers. Once in place, our bundled customer relationship becomes more stable due to the custom configuration of each security solution we provide to our customers and the significant cost to migrate to another provider. As of March 31, 2014, 38.7% of our commercial customer sites subscribed to more than one service offering and 29.4% adopted our secured network services bundled offering within the bundled services, demonstrating the appeal of a broad multi-service platform. As of March 31, 2014, our average combined commercial and residential twelve month average net attrition rate was 10.8%. Our national accounts customers with IP related bundled services, which excludes Digital Witness, are our "stickiest" and our twelve month average net attrition rate among these customers as of March 31, 2014 was only 7.6%.

        High ARPU Customers with Low Creation Costs.    Our portfolio of products and services and industry vertical focus emphasizes high ARPU and provides high dollar margins while minimizing capital requirements associated with customer acquisition. While traditional alarm customers typically generate $25 to $50 of monthly ARPU, our average customer site generates an ARPU of $97.45 per month ($134.90 for commercial and $30.14 for residential) as of March 31, 2014. We have made significant investments in our infrastructure and ability to manage and install large-scale deployments in recent years. This ability is highlighted by the Dollar General Deployment. We have invested time and resources in recent years to purpose-build a technology infrastructure that is highly scalable and enables us to continue to expand our diversified customer base. Because of the scalability of our business model, adding services to an established customer platform is a highly cost-efficient way to increase RMR at very low creation costs. Our SOC / NOC and C3 give us the ability to monitor additional accounts without investing capital to expand those facilities. This allows us to not only add new customers at low creation costs, but also improves our monitoring gross margins as we leverage our fixed monitoring overhead and add incremental customer sites.

        Blue Chip Customer Base.    Our diverse customer base includes large multi-site commercial enterprises in the luxury retail, dining, QSR and hospitality vertical sectors, including many leading national companies including Dollar General, Subway, Family Dollar, Michaels Stores, McDonald's, Sterling Jewelers, Zales, Tumi, Panda Express, Sunoco and Edward Jones. We primarily focus on industry verticals where there is a significant base of national accounts with multi-site operations, both company operated and franchised. Our customers in the luxury retail, QSR, convenience store and restaurant industries have been responsive to our service offerings and are rolling out installations at a strong pace, showing excellent near and long- term growth potential. Our business model focuses on industry verticals with high adoption rates leading to higher "win rates" that achieve scale and build reputation through strong word-of-mouth referrals. These verticals remain largely under-penetrated and provide a strong organic growth pipeline. We have benefited from the shift to adopting corporate-wide security and IP service standards among large commercial customers with national accounts. Whereas in the past, vendor selection was a function typically relegated to the store manager, more retail and franchise chains are assuming corporate-wide policies and are therefore seeking vendors that already have the experience and scale to service a national customer base. Corporate-mandated standards are typically more stringent and tend to incorporate more effective technologies that require expertise and experience on the part of the vendor, which we believe is a significant advantage and point of differentiation for us. Our focus on large, established commercial customers with national accounts helps reduce our exposure to attrition as a result of customer locations closing or customers going out of business.

        Significant Contracted Backlog and Pipeline.    We maintain a substantial Contracted Backlog and sales pipeline that we believe will generate a steady and significant flow of new RMR in 2014 and beyond. As of March 31, 2014, our Contracted Backlog was $0.3 million with a majority of the Contracted Backlog expected to be installed in 2014. In addition, as of March 31, 2014, our sales pipeline included approximately $16.9 million of identified opportunities for multiple, large managed bundled service deployments for future RMR growth. In April 2014, we converted approximately $2.4 million of our sales pipeline to Contracted Backlog. We believe there is also an additional $0.8 million of near-term, high probability RMR opportunities within our sales pipeline that will be converted to Contracted Backlog in 2014.

        Strong Financial Performance and Organic Growth.    We have been able to increase total revenues by 87.7% from $67.5 million in 2009 to $126.7 million for the year ended December 31, 2013, and Adjusted EBITDA by more than 62.1%, from $23.5 million to $38.1 million over the same period through organic growth and acquisitions. For the three months ended March 31, 2014, our total revenues, net income and Adjusted EBITDA were $28.7 million, $27.7 million and $7.2 million, respectively. From January 1, 2002 through March 31, 2014, we have created $9.1 million of new RMR from internal growth activity, excluding the impact of attrition. From January 1, 2009 through March 31, 2014, including the impact of the Westec Acquisition and the sale of the Transferred Assets, we have grown RMR internally from $3.9 million to $7.4 million, representing a CAGR of 16.3%.

        Knowledgeable and Experienced Management Team.    Our senior management team has significant industry experience (approximately 113 years combined) and strong technical expertise. We have grown organically and through 42 acquisitions since 1998 to reach total RMR of $7.4 million as of March 31, 2014, which would make us one of the top 15 largest alarm companies in the U.S. based on RMR as of December 31, 2013, according to a 2014 report issued by Security Distributing and Marketing Magazine.

Business Strategy

        Target National Accounts.    We believe that our key growth opportunity is in the multi-site regional and national account market segment. Customers in this segment represent an attractive source of RMR because they are continuously seeking to increase security while reducing operating expenses and improving store operations.

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  Internal Sales.  We plan to continue to grow our customer base in both new and existing geographic regions through our internal sales infrastructure. We have a nationwide presence through our 16 regional service centers and a national account sales team consisting of 39 team members. Our sales team is responsible for sourcing new business and for supporting our largest customers that typically have national footprints. In addition, we believe our ability to manage all customer relations from our corporate headquarters and SOC / NOC in St. Louis, Missouri and our C3 in Plano, Texas and deliver same day / next day service nationwide is a key differentiator in winning large multi-site national accounts that require centralized support and consistent service levels across all locations. Since the beginning of 2011, we have installed $3.0 million of new national account RMR as of March 31, 2014 and believe that by December 31, 2014, we will have installed an additional $1.7 million of new national account RMR.

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  Cisco Partnership, Verizon VSP Partnership, Ideacom Partnership and Other Channel Partners.  We have established significant channel partnerships that we believe will become a more significant source of new business in 2014 and beyond. We are among the first managed service providers to become certified under Cisco's new Channel Partner program. The certification is awarded by invitation only and there are fewer than 100 certified Cisco MSCPs worldwide. The certification earns higher Cisco discounts, a dedicated team for sales and technical support and Cisco marketing resources, including target telemarketing and success documentaries. We and Verizon established a strategic marketing partnership in 2012 under the VPP. As a VPP partner, we benefit from Verizon's lead sharing, co-marketing efforts and sales management tools. We have access to a dedicated webpage, internal to Verizon sales representatives, that provides a company overview of us, how to contact us for help with deals, white papers, key wins and additional detailed information. By being included in the lead sharing portal, Verizon sales representatives can enter leads into their CRM system which automatically emails them to us. Our partnership currently includes a nationwide alignment of go-to-market resources and has resulted in our participation in over 50 Verizon local marketing events. The latest program was our invitation to participate in Verizon's CTT, a series of 20 local shows across the major Verizon markets. We were one of only approximately 20 Verizon partners (5% of all Verizon partners) that were invited to participate in all 20 CTT programs across the nation. We also have expanded our channel partner program to include vertically focused companies such as telecom and broadband service providers, including Ideacom Solutions Group, a national association of 90 independent telecom and IT service providers. As of March 31, 2014, as a result of these relationships, we have identified over 8,000 new potential sites, with total potential RMR of approximately $0.8 million, and we believe this number will increase over the next several years.

        Increase Sales from Base of Existing Customers.    We believe the potential to up-sell additional services to our existing customers presents a significant opportunity. As businesses regularly review budgets to determine how to achieve cost savings, increase security and improve operations, we are able to leverage our existing relationship with our customers to generate new sales. As of March 31, 2014, 38.7% of our commercial customer sites subscribed to more than one service offering and 29.4% adopted our secured network services bundled offering within the bundled services. We believe that we will be able to increase the adoption rate of our bundled service offering as our customers' existing contracts with other providers expire. Since the completion of the Westec Acquisition, our customers, including our customers that were acquired in the Westec Acquisition, have shown strong interest in cross-purchasing services. As a result of the Westec Acquisition, we have identified $6.2 million of potential cross-selling opportunities in our pipeline and continue to work to identify more opportunities to sell our existing customers incremental services.

Products and Services

        As a managed broadband service provider, we establish a foothold within a customer's operations by delivering the last-mile connection utilizing the most suitable broadband technology (e.g., DSL, cable, 4G) based on the customer's needs. By upgrading a customer's analog security panel to IP, security can then be provided over the Internet with greater speed and lower cost as the customer can then eliminate costly, dedicated land lines. Other IP security applications such as PCI compliant credit card transport, remote interactive video monitoring, ID card access and thermostat control are available to further improve business operations. Additionally, the introduction of managed digital voice has enhanced our bundled offering with state-of-the-art features and elimination of all analog land lines.

        Secure Managed Broadband (SMB).    We provide SMB services that cater primarily to the business needs of retail and commercial customers. Each customer's SMB is continuously monitored to ensure maximum availability (on average greater than 99.7%). The 'always-on' PCI compliant network supports a number of optional security applications that further enhance security and protect a customer's critical information and assets. Key network security features include firewall, white-listing, content filtering, intrusion detection, intrusion protection, IDS / IPS logging, rogue WAP detection and secure guest wireless.

        Payment Cardholder Industry (PCI) Compliance Support.    As requirements for acceptance of credit cards become more stringent as determined by the PCI, retailers are seeking to find reliable, PCI-compliant network security providers or risk losing the ability to accept credit cards. Our PCI compliance support uses our SMB to connect all locations within an organization through a private, unified network infrastructure designed to protect sales transaction data within PCI security standards. Our SOC / NOC provides 24/7/365 monitoring and management of the secured network to reduce the risk of fines, penalties and loss of payment card privileges that accompany serious security breaches.

        Managed Digital Voice (VoIP).    We provide managed digital voice services over the customer's broadband connection eliminating the need for analog telephone service and maintenance and allowing us to offer additional features such as free long distance, "follow-me" and unified voicemail and e-mail, among others. Our managed digital voice package provides significant cost savings over analog phone service and replaces multiple phone lines with direct-inward-dial, digital extensions. In addition, IP phone systems are easily managed through application software that allows for customization across the employee base, such as the addition of new lines or changes in extensions, as well as instant access to detailed phone usage logs. Customers can monitor the status and performance of their managed digital voice service via a web-based portal.

        Commercial Alarm / Event Monitoring.    We provide custom-designed physical security systems to meet the specific needs and budgets of our customers. Our security systems provide state-of-the-art alarm control and detection sensors supported by one of the most technologically advanced monitoring infrastructures in the industry. We monitor and report events such as intrusion, fire / smoke, sprinkler and carbon monoxide levels. Highly trained personnel monitor the status of the system from our 24/7/365 SOC / NOC, allowing immediate notification to authorities in the event of a monitored event. In addition, our alarm monitoring offers GSM wireless transmission as both a primary means of communication to the SOC / NOC, as well as a back-up in case there is a disruption of land line phone service. Alarm verification service utilizing two-way audio connectivity with the customer's premises during an event and live video images of the customer's premises displayed at the SOC / NOC are available as important tools for reducing false alarm rates and improving law enforcement response times.

        Remotely Managed Video Surveillance.    Our monitored video surveillance systems comprise a full range of configurations consisting of cameras, multiplexers, domes, quads, splitters, digital video recorders and other standard equipment. The presence of video surveillance equipment imposes an immediate deterrent that can result in substantial reduction in internal and external theft and fraudulent insurance claims. Our primary products and services include video verification, rapid response, video escorts, snapshot audits, and Digital Witness service plans. We are licensed by several state gaming authorities to provide video surveillance installations and maintenance to casino operators and currently support several large gaming operations.

        Access Control Solutions.    Our integrated access control solution, known as InterCard, provides full-featured managed access control systems for organizations of all sizes. From the SOC / NOC, we provide real-time management of a building's access requirements, including card activation and deactivation. InterCard is scalable from a single door application to large enterprise facilities with multiple buildings and controlled access points with thousands of employees. We offer a guaranteed two-hour response to requests for changes, in addition to immediate emergency assistance through our help desk. Customers also receive software upgrades for the life of the system which ensures InterCard is always functioning at peak performance.

        Residential Alarm Monitoring / Home Automation.    We offer a feature rich alarm monitoring / home automation service. The system can be controlled through wired or wireless panels and sensors and can be accessed through the Internet by computer, tablet or smart phone. With our optional add-on home automation and energy management solution, we give the homeowner complete remote control of the home's critical systems with any web-enabled computer or mobile device.

Infrastructure

        Significant investment in infrastructure and the development of proprietary software has put us ahead of our competition in terms of both quality and depth of services provided. With highly scalable network systems and a fully redundant monitoring platform, the integrity of our infrastructure provides for maximum up-time ensuring the highest levels of customer safety, service, and satisfaction. In 2012, we invested in a VMware infrastructure to allow high availability of up-time for critical business systems. The core infrastructure allows for a scalable solution to allow for future growth and disaster recovery.

        We use a Windows-based event monitoring automation platform called Manitou at our SOC / NOC. The software interprets, records, and maintains all customer events whether they are burglary, fire, panic / duress, medical, environmental or broadband related. An auto-client function provides the ability to automate event notification to customers via text message or email, freeing up staff to handle higher priority events. Manitou also integrates with numerous other security related platforms such as remote video and GPS monitoring.

        The foundation of the interactive C3 is the Operator v.3.0 alarm automation software ("Operator"). Operator is a Windows-based application wholly designed and developed in-house by Westec utilizing C# and leveraging a Microsoft SQL Server 2005 database infrastructure. Within the C3, our team uses Operator exclusively to handle well over 2 million events per year. Operator provides us with leading capabilities for remote video surveillance management and monitoring services. This unique capability is not only reflected in the service proposition to the customer but in the total value proposition as well, as we can offer these services with the same or higher margins, at lower price points to customers, than the competition.

Partners

        We have partnered with various third parties to provide products that we utilize in connection with the services we provide to our customers. For example, we have contracted with Cisco to provide routers and related services in connection with the SMB networks we establish for our customers. In 2011, we were awarded certification as a MSCP of Cisco, which qualifies us to receive the highest discounts available from Cisco and a dedicated Cisco team for sales and technical support, as well as marketing and sales resources. We are also a dealer of security systems manufactured by Honeywell and we have a strategic partnership with Edwards Systems Technology, a subsidiary of GE Security, to provide fire alarm equipment for our customers in St. Louis, Missouri and regions of southern California. We also have agreements with Verizon and Stanley Security Systems for various additional products that we offer to our customers. Through our Vertical Solutions Partnership with Verizon we offer 4G LTE high speed wireless broadband services to our commercial customers. We are an authorized dealer for HUGS, a specialized infant identity and location monitoring technology manufactured by Stanley and used in hospitals to secure the nursery areas.

        In addition to strategic product partnerships, we utilize support services offered by Vertek Corp. and Endeavor Telecom. Vertek Corp. provides us with support services related to SMB and digital voice deployment including broadband prequalification and provisioning, order management, scheduling and reporting. Endeavor Telecom provides on-demand field service technicians to provide system installation and service to our customers. In addition to field service, Endeavor Telecom also provides inventory management, staging, configuration, testing, assembly, kitting, packaging and return services in connection with our multi-site bundled service deployments.

Customers

        We offer our products to a diverse group of customers and primarily focus on industry verticals where there is a significant base of national accounts and multi-site franchisees. Within these verticals, we have a strong presence and acumen where our product suite has the most operational impact and highest value proposition. The luxury retail, QSR, convenience store and restaurant verticals, among others, have been the most responsive to our offerings.

        We provide services to a diversified mix of residential and commercial customers. The shift in customer mix towards commercial customers is a direct result of our strategy to focus resources on our higher RMR and margin dollar bundled service customers (bundled services are more relevant for commercial users as opposed to residential users). As of March 31, 2014, we serviced 76,356 total customer sites, with the residential / commercial customer mix at 36% / 64%; however, commercial customers will continue to contribute a much higher percentage of total RMR at 89% compared to 11% for residential customers. As of March 31, 2014, approximately 21.2% of our total RMR was attributable to our top customer, Dollar General, and 46.1% of our total RMR was attributable to our top ten customers. For the year ended December 31, 2013, approximately 17.2% of our total revenue was attributable to Dollar General.

        We typically enter into long-term (on average four years or more) contracts with our customers. After the initial term, these contracts are typically subject to automatic renewal periods of one year.

Customer Service

        We have taken several steps to ensure that the customer experience is seamless and high-touch, from a customer's initial point of contact through to contract renewal. Key personnel, including all senior executives, are readily accessible to handle customer service escalations. Through our website, customers are able to: (i) e-mail customer service; (ii) fill out and submit an online form to a customer service representative; or (iii) find a toll-free number to reach customer service. We also have a live chat option for customers that wish to have their inquiries addressed immediately on the website. Our help desk is staffed seven days a week with access to Level 1 and Level 2 support with Level 3 network engineers on-call 24/7/365. Field engineering support by qualified technicians is provided on demand seven days a week. We have also developed a proprietary customer web portal called TRACKER that allows multi-site customers to track the status of new orders as well as view real-time performance metrics related to network and VoIP services.

        Over the course of the past year, we have invested to implement a new customer relationship management ("CRM") On-line Configurator Quoting and Order Management Solution to support our multiple channel sales initiatives and to improve customer tracking and satisfaction. The solution includes Microsoft's CRM software, Scribe Middleware program that connects our accounting / business software Navision to ExperLogix, the foundation for tracking sales opportunities and managing orders. The systems are deployed on Microsoft SharePoint Server Architecture and utilize adxStudio to expose CRM information to a secure website. Workflow processes are pre-established by management and the system provides automation and simplified and pre-defined workflows with automated multi-level approvals. The system also provides a vast array of reporting, including flexible dashboards, built-in sales reports (without IT assistance), and predictive analytics to identify key selling scenarios and an Intuitive Report Wizard to instantly create ad-hoc reports.

Sales and Marketing

        We receive a steady stream of inbound customer leads from: (i) responses to Internet marketing; (ii) customer referrals; (iii) business-to-business direct marketing; (iv) attendance at retail and loss prevention conventions; and (v) participation in partnership programs with our channel partners including Verizon and Cisco. As part of our targeted Internet campaign, we drive traffic to our website to help potential customers research and inquire about our products and services. Potential customers have the option of chatting live with a sales representative, calling our toll-free number or filling out an online form with their contact information and services of interest. We have also invested significant capital and resources to further develop and refine our direct marketing strategy. Through search engine optimization and search engine marketing techniques, we have developed strategies to optimize web search results to drive inbound phone calls to the Company and collect customer leads from the website. We also provide our existing customers with incentives for any referrals that result in a new account, including a $50 referral fee. Referrals are convenient and easy to receive, as referring customers are able to visit our website and fill out a simple form with the names and contact information of any prospective customers.

Backlog

        We maintain a substantial Contracted Backlog and sales pipeline that we believe will generate a steady and significant flow of new RMR in 2014 and beyond. Our Contracted Backlog is in addition to our total RMR already in place and includes new RMR associated with fully executed customer contracts for services that are pending installation. As of March 31, 2014, our Contracted Backlog was $0.3 million, with a majority of the Contracted Backlog expected to be installed in 2014. As of December 31, 2013 and December 31, 2012, our Contracted Backlog was $0.3 million and $0.6 million, respectively. In addition, our sales pipeline as of March 31, 2014 included approximately $16.9 million of identified opportunities for multiple, large managed bundled service deployments for future RMR growth, of which $8.1 million is with existing customers looking to add services. During April 2014, we converted approximately $2.4 million of our sales pipeline into Contracted Backlog and believe there are $10.7 million of identified RMR opportunities in the early stage, $3.2 million of RMR opportunities that are in the design stage and $3.1 million of near-term, high probability RMR opportunities in the contract stage that will be converted to Contracted Backlog in 2014 and 2015.

Competition

        The security monitoring industry is both highly fragmented and highly competitive. Competition in the security monitoring industry is based primarily on reputation for quality of service, service and product capabilities, market visibility, price and the ability to identify subscriber accounts. Of the numerous security alarm providers in the U.S., currently none offer bundled managed IP services in a fashion similar to us.

        A number of large monitoring and integration companies, particularly ADT, Siemens, Stanley CSS, Diebold and G4S along with mid-size companies like ASG, Kastle Systems and Vector are attempting to extensively upgrade their IP capabilities and offer bundled services over broadband. However, none currently offer SMB services. In some cases, like ADT and Stanley, large legacy installed bases will take significant convincing to move to the type of virtual private network format that our client base finds appealing. Also, we are the only security company that is certified as a Cisco MSCP.

        A number of advanced communications and managed services technology companies are beginning to offer, or claim to offer, various levels of physical security bundled into their offerings. This includes companies like SAIC, IBM, AT&T, Unisys, Verizon, Comcast and Time Warner. While these companies have the IT capabilities to market bundled services over the public Internet, or via a VPN, none of them to date have demonstrated a willingness to provide the type of day-to-day operational monitoring and response capabilities that the physical security customer requires.

Employees

        As of March 31, 2014, we had a total of 704 full-time employees. Eight of our employees in St. Louis, Missouri and one employee in Peoria, Illinois are members of the Communications Workers of America, AFL-CLO (the "CWA"). We are in the process of re-negotiating our contract with the CWA, which expired on March 1, 2014. Although our contract with the CWA has expired, the expiration has not had, and we do not expect that it will have, a material impact on our relationship with the CWA or our employees that are members of the CWA or on our business, financial condition or results of operations.

Facilities

        As of March 31, 2014, we leased 43,440 square feet of commercial space in Earth City, Missouri for our corporate headquarters and Security Operations Center / Network Operations Center where we provide monitoring of managed network and security events for our customers. We also lease 24,983 square feet of commercial space in Plano, Texas for our central command center. We host our applications and serve all of our customers from a third-party managed data center located in Salt Lake City, Utah. The table below lists all of our facilities as of March 31, 2014, all of which are leased.

Location	Function
Earth City, MO	Corporate Headquarters and Security Operations Center/Network Operations Center
Plano, TX	Intelligent Surveillance Division (Regional Office)
Roseville, CA	Northern California Region Center
Long Beach, CA	Southern California Region Center
Little Rock, AR	Regional Service Center
Peoria, IL	Regional Service Center
Alexandria, LA	Regional Service Center
Lake Charles, LA	Regional Service Center
New Orleans, LA	Regional Service Center
Shreveport, LA	Regional Service Center
West Monroe, LA	Regional Service Center
Greenville, MS	Regional Service Center
Hattiesburg, MS	Regional Service Center
Albuquerque, NM	Regional Service Center
Memphis, TN	Regional Service Center
Longview, TX	Regional Service Center

        We have various non-cancelable operating leases for equipment, building rent, and various vehicles with terms of one year or greater. Included in general and administrative expenses in the accompanying consolidated statement of operations is rent expense for the years ended December 31, 2011, 2012 and 2013 and the three months ended March 31, 2013 and 2014, which was $1.2 million, $1.7 million, $2.0 million, $0.5 million and $0.5 million, respectively.

Government Regulations

        We are subject to a variety of laws, regulations and licensing requirements of federal, state and local authorities.

        We are required to obtain various licenses and permits from state and local authorities in connection with the operation of our businesses. Most states regulate in some manner the sale, installation, monitoring or maintenance of electronic security systems. In the states that do regulate such activity, security service companies and/or their employees and agents are typically required to obtain and maintain licenses and/or certifications from the state as a condition to engaging in the security services business.

        In addition, a number of local governmental authorities have adopted ordinances regulating the activities of security service companies, typically in an attempt to reduce the number of false alarms in their jurisdictions. These ordinances attempt to reduce false alarms by, among other things, requiring permits for individual electronic security systems, imposing fines (on either the customer or the company) for excessive false alarms, limiting the number of false alarms that the police will respond to at a particular location within a certain period of time, and requiring various types of alarm signal verification prior to dispatching authorities.

        The sales and marketing practices of security service companies are regulated by the Federal Trade Commission and by state consumer protections laws. Such laws and regulations typically place certain restrictions on the manner in which electronic security products and services can be advertised and sold, and impose an obligation to provide residential purchasers of electronic security products and services with certain rescission rights. In certain circumstances, such consumer protection regulations may also require the disclosure of certain information in the contract between the security services company and the customer and, in addition, may prohibit the inclusion of certain terms or conditions of sale in such contracts.

Environmental and Health and Safety Matters

        We are subject to various federal, state and local laws and regulations that (i) regulate certain activities and operations that may have environmental or health and safety effects, such as the generation, release or disposal of regulated materials, substances or wastes; (ii) impose liability for costs of cleaning up, and damages to natural resources from, past spills, waste disposals on and off-site, or other releases of hazardous materials or regulated substances; and (iii) regulate workplace safety. From time to time, our operations or products have resulted in, or may result in, non-compliance with, or liability pursuant to, environmental or health and safety laws or regulations. We believe that our operations and products are generally in compliance with environmental and health and safety regulatory requirements or that any non-compliance will not result in a material liability or cost to achieve compliance. Historically, the costs of achieving and maintaining compliance with environmental laws and regulations have not been material. However, we cannot assure you that future costs and expenses required for us to comply with any new or changes in existing environmental and health and safety laws and regulations or new or discovered environmental conditions will not have a material adverse effect on our business.

        We have not been notified of and are otherwise currently not aware of any contamination at our currently or formerly operated facilities for which we could be liable under environmental laws or regulations for the investigation and remediation of such contamination and we currently are not undertaking any remediation or investigation activities in connection with any contamination conditions. There may however be environmental conditions currently unknown to us relating to our prior, existing or future sites or operations or those of predecessor companies whose liabilities we may have assumed or acquired which could have a material adverse effect on our business.

        New laws, regulations or policies or changes in existing laws, regulations or policies or their enforcement, future spills or accidents or the discovery of currently unknown conditions or non-compliances may give rise to investigation and remediation liabilities, compliance costs, fines and penalties, or liability and claims for alleged personal injury or property damage due to substances or materials used in our operations or products; any of which may have a material adverse effect on our business, financial condition, operating results or cash flow.

Legal Proceedings

        Regulatory inquiries, claims, suits and complaints arise from time to time in the ordinary course of our business. We believe that such inquiries, claims, suits and complaints would not have a material adverse effect on our consolidated financial condition or results of operations, if adversely determined against us.

Insurance

        We believe we carry sufficient insurance coverage to protect us from material losses incurred by any of our operations due to an insurance recoverable circumstance.

 MANAGEMENT

Directors, Executive Officers and Corporate Governance

        Set forth below is certain information concerning the individuals that are currently serving as our executive officers and members of our board of directors. The age of each officer and director set forth below is as of July 1, 2014.

Name	Age	Holdings Position	Interface Systems Position
Michael T. Shaw	65	Chief Executive Officer and Director	Chief Executive Officer and Manager
Michael J. McLeod	55	President and Chief Operating Officer	President and Chief Operating Officer
Kenneth Obermeyer	46	Chief Financial Officer and Treasurer	Chief Financial Officer and Treasurer
Craig Jennings	55	Chairman of the Board	Manager
Ned N. Fleming, III	54	Director	—
Michael J. Seay	31	Director	Manager

        Michael T. Shaw.    Mr. Shaw is the founder and Chief Executive Officer and a member of the board of directors of Holdings, and has held these positions since 2001. Mr. Shaw has also served on the board of managers of Interface Systems since 2011 and also serves as Chief Executive Officer of Interface Systems. Mr. Shaw has been instrumental in identifying and executing growth initiatives, both organically and via acquisitions. Mr. Shaw oversees the day-to-day operations and has four executives that report to him directly. Mr. Shaw has spent the entirety of his professional experience within the security industry, providing him with exceptional insight and leadership capabilities. Prior to founding Holdings in 1995, Mr. Shaw founded Sonitrol Security Systems of New Haven, Inc. in 1973. He subsequently co-founded SecurityLink Corporation in 1986 and acted as Chief Operating Officer until 1991. We believe that Mr. Shaw's experience as founder and Chief Executive Officer of Holdings, along with his extensive prior experience as an executive within the security industry, provide our board of directors with significant management and operational direction.

        Michael J. McLeod.    Mr. McLeod has served as President and Chief Operating Officer of Holdings since August 2000 and also serves as President and Chief Operating Officer of Interface Systems. Mr. McLeod joined Holdings in 2000 and has 34 years of senior operations management experience in the security industry. Mr. McLeod oversees our regional branch sales and national sales team operations in addition to overseeing Holdings' customer operations staff. Previously, Mr. McLeod held managerial roles at API Security, Sonitrol Corporation and Security Technologies Group.

        Kenneth Obermeyer.    Mr. Obermeyer has served as Chief Financial Officer and Treasurer of Holdings since July 2002 and also serves as Chief Financial Officer of Interface Systems. Mr. Obermeyer joined Holdings in 1998 and has 23 years of senior financial management experience in the security industry. Mr. Obermeyer is responsible for monitoring our financial reporting and oversees numerous departments including human resources, administration, accounting and finance, purchasing, credit and collection. Previously, Mr. Obermeyer spent nearly a decade holding senior financial positions with Security One/Habitec and Centennial Security Systems, where he served as Accounting Manager / Controller and Vice President of Finance, respectively.

        Craig Jennings.    Mr. Jennings has been a member of the board of directors of Holdings since 2001 and has served as Chairman of the Board since September 2008, and he has also served on the board of managers of Interface Systems since 2001. Mr. Jennings has been a Partner and Chief Financial Officer of SunTx Capital Management Corp., the general partner of SunTx Capital Partners, L.P., since January 2000. He served as Chairman of Huron, Inc. from July 2005 to February 2013. He has also served as a director of Ranger Offshore, Inc. since May 2010. Before co-founding SunTx, Mr. Jennings was Vice President of Finance and Treasurer of Spinnaker Industries, Inc. Mr. Jennings also held senior finance positions at two publicly-traded manufacturing companies. Previously, Mr. Jennings was a senior audit manager with Ernst & Young, LLP. Mr. Jennings has significant experience in managing private equity investments on behalf of SunTx, including experience in financing, analyzing and investing in private and public companies. In addition, his experience as chief financial officer and senior financial officer with private and public companies provides him with extensive accounting, finance, capital markets and strategic planning experience.

        Ned N. Fleming, III.    Mr. Fleming has been a member of the board of directors of Holdings since September 2012. Mr. Fleming is a founder and Managing Partner of SunTx Capital Management Corp. since 2001. He has served as Chairman of Construction Partners, Inc. since November 2001, London Broadcasting Company, Inc. since February 2008, NationsBuilders Insurance Services, Inc. since June 2005, and a Director of Veritex Holdings, Inc. since September 2010. Prior to SunTx, Mr. Fleming served as President and Chief Operating Officer of Spinnaker Industries, Inc. During his tenure, Spinnaker transformed from a small regional manufacturing business into a publicly-traded acquisition platform with a national footprint. Prior to Spinnaker, Mr. Fleming worked at the private investment firm Cardinal Investment Company, Inc., where he led the acquisitions of Rosani Foods, DF&R Restaurants, Inc., and LTV Aerospace, Inc., and played an integral role in the acquisition of a major league baseball team. Prior to that, Mr. Fleming was a consultant for The Boston Consulting Group, Inc., and worked for Fleming Companies, Inc. Mr. Fleming has significant experience in managing private equity investments on behalf of SunTx, including experience in financing, analyzing and investing in private and public companies.

        Michael J. Seay.    Mr. Seay has been a member of the board of directors of Holdings since September 2012, and he has also served on the board of managers of Interface Systems since September 2012. Mr. Seay has served as an associate at SunTx Capital Management Corp. since August 2007. Before joining SunTx, Mr. Seay was a financial analyst with Banc of America Securities, LLC in the corporate finance department. Mr. Seay has significant experience in managing private equity investments on behalf of SunTx, including experience in financing, analyzing and investing in private and public companies.

Board Composition

        Our board of directors currently consists of four directors. Each of Messrs. Jennings, Fleming and Seay were designated by SunTx Interface, L.P. ("SunTx Interface"), an affiliate of SunTx, and certain transferees of SunTx Interface (collectively, the "SunTx Holders") pursuant to a stockholder agreement that was previously entered into among Holdings, SunTx, the management investors and certain other investors of Holdings. Mr. Shaw was also appointed as a director pursuant to the previous stockholder agreement. Following the Reorganization Transactions and the exchange of the remaining shares of Holdings, Master Holdings owns 100% of Holdings, and on June 30, 2014, the stockholder agreement was terminated. SunTx will continue to control the appointment of the directors of Holdings through its ownership of the substantial majority of the voting power of Master Holdings.

Committees

        Holdings' board of directors has established an executive committee, a compensation committee and an audit committee. The members of the executive committee are Messrs. Shaw and Jennings. The executive committee is authorized to exercise those powers of the board of directors in the management of the business affairs of the Company as are provided by law. The members of the compensation committee are Messrs. Jennings and Fleming. The duties and responsibilities of the compensation committee include, among other things, assisting Holdings' board of directors in ensuring that a proper system of long-term and short-term compensation is in place to provide performance-orientated incentives to management, and that compensation plans are appropriate and competitive and properly reflect the objectives and performance of our management. The members of the audit committee are Messrs. Jennings and Seay. Our audit committee has been established to assist the board of directors in its oversight responsibilities regarding (i) the integrity of our financial statements, and (ii) compliance with legal and regulatory requirements. The compensation committee and audit committee meet as necessary, but at least once each year.

Executive Compensation

        As an "emerging growth company" under applicable SEC rules, we are subject to reduced public company reporting requirements with respect to our executive compensation disclosure. The information in this Executive Compensation section reflects the compensation structure and policies of the Company in effect as of December 31, 2013, unless otherwise noted, for the following named executive officers (the "named executive officers"):

  •
  Michael T. Shaw, our Chief Executive Officer;

  •
  Kenneth Obermeyer, our Chief Financial Officer; and

  •
  Michael J. McLeod, our Chief Operating Officer.

Summary Compensation Table

        The table below summarizes the total compensation paid to or earned by each of our named executive officers for fiscal year 2013.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	All other compensation ($)(2)	Total ($)
Michael T. Shaw	2013	460,000	—	42,000	502,000
Chief Executive Officer
Kenneth Obermeyer	2013	320,000	—	38,791	358,791
Chief Financial Officer
Michael J. McLeod	2013	320,000	—	42,000	362,000
Chief Operating Officer

(1)
Bonuses for our named executive officers are determined on a discretionary basis by the compensation committee and our board of directors. In general, the amount of each named executive officer's target bonus is not determined by applying any specific formula, but is determined based upon the following: (i) the achievement of Company milestones; (ii) the achievement of individual milestones; and (iii) other factors deemed relevant by the compensation committee and our board of directors. Bonuses for fiscal year 2013 have not been awarded or paid.

(2)
The amounts shown reflect, for each named executive officer, the matching contributions we made on behalf of the named executive officers to the Company's 401(k) savings plan (which is more fully described under "—Retirement Benefits" below). For 2013, such amounts were $0 for Mr. Shaw, $1,291 for Mr. Obermeyer and $2,500 for Mr. McLeod. Also included in this column for each named executive officer are monthly company car allowance payments of $2,500 per month, discounts on home security equipment of $3,000 for Mr. Shaw, $5,000 for Mr. Obermeyer and $500 for Mr. McLeod, and country club memberships of $9,000 for Messrs. Shaw and McLeod and $2,500 for Mr. Obermeyer.

Employment Agreements

        We entered into amended and restated employment and non-competition agreements with Michael T. Shaw, our Chief Executive Officer, as of April 30, 2010; with Kenneth W. Obermeyer, our Chief Financial Officer, dated as of June 2, 2010; and with Michael J. McLeod, our Chief Operating Officer, dated as of June 2, 2010. The initial terms of all three agreements ran until December 31, 2012, and automatically renew for additional one-year terms. Mr. Shaw's employment agreement entitles him to receive a base salary of $350,000, and each of Messrs. Obermeyer and McLeod is entitled to receive a base salary of $250,000 under their respective employment agreements. The base salary for each executive may be increased by our board of directors in its discretion. In February, 2013, our board of directors approved base salary increases to $460,000 for Mr. Shaw and to $320,000 for each of Messrs. Obermeyer and McLeod. Each named executive officer also is eligible to receive a fiscal year bonus in an amount to be determined by our board of directors, and a monthly company car allowance of $2,500.

        The severance provisions of these agreements are summarized under the heading "—Potential Payments upon Termination or Change in Control."

        Each executive is also subject to a one-year post-termination non-solicitation covenant and a one-year post-termination non-competition covenant.

Long-Term Incentive Plan

        On April 1, 2007, Holdings adopted the Interface Security Systems Holdings, Inc. Long-Term Incentive Plan (the "LTIP"), which permits the compensation committee of the board of directors of Holdings to grant up to an aggregate of 100 incentive units to officers or employees of Holdings. Under the LTIP, each incentive unit represents the right to receive a cash payment of a pro rata share of a bonus pool, based on the number of incentive units outstanding, upon a Disposition Event (as defined below), if certain thresholds are met. See "—Potential Payments upon Termination or Change in Control." The terms of the LTIP provide that it would expire on April 1, 2012 if a Disposition Event had not occurred, provided that on such date and each annual anniversary of such date thereafter, the LTIP will be extended for an additional year, unless the compensation committee determines not to extend the plan prior to the renewal date. On April 10, 2007 Michael T. Shaw was awarded 65 incentive units under the LTIP and each of Michael J. McLeod and Kenneth Obermeyer was awarded 15 incentive units under the LTIP.

Outstanding Equity Awards at 2013 Fiscal Year-End

        As at December 31, 2013, none of our named executive officers had any outstanding equity awards.

Retirement Benefits

        The Company sponsors a 401(k) savings plan covering substantially all employees who are at least age 21 and have completed six months of service with the Company. Employees, including our named executive officers, may make salary deferral elections up to statutory limits. The Company, at its discretion, may make employer contributions to the plan, to be allocated to participant accounts based on employee compensation.

Potential Payments upon Termination or Change in Control

        The employment agreement for each of Messrs. Shaw, Obermeyer and McLeod provides that if his employment is terminated by us as a result of non-renewal or without "cause" or by the executive for "good reason," (both as defined below), then the executive will be entitled to continue to receive payment of his base salary, monthly car allowance, insurance and other benefits in effect at the time of such termination for one year. However, if the executive is employed or engaged as a consultant, advisor or similar position during the one-year period after termination, then the amounts due to him under the employment agreement will be reduced by the amounts that he earns in such employment.

        The employment agreements define "cause" as: (i) the employee shall have committed an act of fraud, embezzlement, misappropriation of funds or property or breach of fiduciary duty against the employer; (ii) the employee shall have been convicted, or pleaded guilty or nolo contendere to, any felony; (iii) the employee shall have beached covenants regarding assignment of "inventions,"

confidential information and non-competition; (iv) the employee shall have breached the terms of the employment agreement, and such breach shall have continued for a period of 20 days after written notice to the employee specifying such breach; (v) the employee shall have refused, after explicit written notice, to obey any lawful resolution of or direction by the board; or (vi) the employee shall have been chronically absent from work (excluding vacation, illness or approved leaves of absence) and such chronic absence shall continue after explicit written notice regarding the same.

        The employment agreements define "good reason" as: (i) any substantial adverse change, not consented by the employee in a writing signed by such employee, in the nature or scope of such employee's responsibilities, authorities, power, functions or duties; (ii) any removal, during the term of the employment agreement, of the employee from, or any failure by management to nominate the employee to, the board; (iii) an involuntary reduction of the employee's base salary; (iv) a breach by the employer of any other material obligations under the employment agreement and a failure by the employer to cure such breach within 30 days after receiving written notice thereof; or (v) the relocation of the employer's primary offices, at which such offices the employee is principally employed, to a location more than 60 miles from the employee's current offices, or a requirement by the employer that such employee be based anywhere other than the employer's primary offices at such new location on an extended basis, except for travel on employer business to an extent substantially consistent with the employee's current business travel obligations.

        Mr. Shaw holds an award of 65 incentive units under the LTIP, and each of Messrs. McLeod and Obermeyer hold awards of 15 incentive units under the LTIP. Upon the occurrence of a merger or consolidation of Holdings or Interface Systems, or the sale or change in ownership of all or substantially all of the assets of Holdings or Interface Systems, or an underwritten initial public offering for over $20 million of gross proceeds, (each a "Disposition Event"), each named executive officer will be entitled to receive a cash payment of his pro rata share of a bonus pool, based on the number of incentive units held by such named executive officer, if the total proceeds received by the equity holders of Holdings in connection with the Disposition Event meet certain threshold requirements. To receive benefits under the LTIP, each of our named executive officers must be an employee of Holdings at the time of the Disposition Event, unless he was terminated by Holdings other than for cause (as defined in his employment agreement) or he terminates employment for good reason within six months before the Disposition Event but after negotiations or discussions leading to a Disposition Event have begun.

        "Good reason" is defined in the LTIP as: (i) assignment of duties materially inconsistent with a participant's position, duties, responsibilities and status with the Company during the six months immediately preceding a Disposition Event or the participant's position, duties, responsibilities and status are materially diminished from those in effect during the six months immediately preceding a Disposition Event; (ii) a material reduction in the participant's annual base salary or target incentive opportunities as in effect during the six months immediately preceding a Disposition Event; (iii) a material reduction in the aggregate level of employee benefits offered to the participant from those in effect during the six months immediately preceding a Disposition Event; or (iv) a requirement that the participant regularly perform his duties of employment beyond a 50-mile radius from the location of the participant's employment immediately prior to the Disposition Event.

Director Compensation

        None of our directors receive from us any payment of fees or other compensation for their services as directors.

Compensation Committee Interlocks and Insider Participation

        For the year ended December 31, 2013, Messrs. Jennings and Fleming were members of our compensation committee, each of whom is a partner of SunTx Capital Management Corp., the general partner of SunTx, our principal shareholder. None of our directors has ever been, or is currently, one of our officers or employees. We are parties to certain transactions with SunTx described in "Certain Relationships and Related Party Transactions." During 2013, none of our executive officers served as a member of the compensation committee of another entity, any of whose executive officers served on our board of directors, or compensation committee, and none of our executive officers served as a director of another entity, any of whose executive officers served on our board of directors.

 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        All of our issued and outstanding shares of common stock and preferred stock is owned by Master Holdings. Pursuant to Master Holdings' amended and restated certificate of incorporation, Master Holdings has two classes of common stock, Class A Voting Common Stock and Class B Non-Voting Common Stock, and three classes of preferred stock, Class A Preferred Stock, Class C Preferred Stock and Class E Preferred Stock. The shares of Class E Preferred Stock have the right to vote together with the Class A Voting Common Stock and not as a separate class on all matters submitted to a vote of the holders of Class A Voting Common Stock. The following table sets forth information regarding the beneficial ownership of Master Holdings' equity securities as of July 1, 2014 by (i) each person known to beneficially own more than 5% of each class of Master Holdings' voting securities, (ii) each of our named executive officers, (iii) each member of our board of directors and (iv) all of our executive officers and directors as a group.

        At July 1, 2014, there were (i) 21,676.87 shares of Class A Voting Common Stock; (ii) 8,042.92 shares of Class B Non-Voting Common Stock; (iii) 39,398.00 shares of Class A Preferred Stock; (iv) 16,094.44 shares of Class C Preferred Stock; and (v) 10,467.05 shares of Class E Preferred Stock outstanding.

        The amounts and percentages of shares beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of such security, or "investment power," which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed a beneficial owner of securities as to which he has no economic interest.

        Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all shares shown as beneficially owned by them.

	Class A Voting Common Stock(1)			Class B Non-Voting Common Stock(1)			Class A Preferred Stock		Class C Preferred Stock(1)			Class E Preferred Stock
Name of Beneficial Owner	No. of Shares		% of Class	No. of Shares		% of Class	No. of Shares	% of Class	No. of Shares		% of Class	No. of Shares	% of Class
Michael T. Shaw	126.98	(2)	*	773.76	(3)	9.5%	145.00	*	65.00	(2)	*	41.75	*
Michael J. McLeod	96.56	(4)	*	372.93	(5)	4.6%	115.95	*	53.27	(4)	*	27.69	*
Kenneth Obermeyer	69.72	(6)	*	272.04	(7)	3.4%	58.11	*	46.88	(6)	*	23.40	*
Ned N. Fleming III(8)	28,419.51	(9)	90.1%	33,532.31	(10)	92.0%	36,990.57	93.9%	25,389.49	(9)	97.9%	9,849.91	94.1%
Craig Jennings	—		—	—		—	—	—	—		—	—	—
Michael J. Seay	—		—	—		—	—	—	—		—	—	—
Directors and executive officers (6 persons)(11)	293.26		1.3%	1,418.73		17.0%	319.06	*	165.15		1.0%	92.84	*
SunTx Capital Partners, L.P.(12)	28,419.51	(9)	90.1%	33,532.31	(10)	92.0%	36,990.57	93.9%	25,389.49	(9)	97.9%	9,849.91	94.1%
Thrivent Financial(13)	1,136.50		5.2%	1,136.50	(14)	12.4%	—	—	—		—	—	—

*
Less than one percent.

(1)
The number and percentage of shares of Class A Voting Common Stock and Class C Preferred Stock shown as beneficially owned includes shares of Class E Preferred Stock that are convertible at the option of the holder into (i) one share of Class A Voting Common Stock and (ii) one share of Class C Preferred Stock. The number and percentage of Class B Non-Voting Common Stock shown as beneficially owned includes shares of Class A Voting Common Stock (including the shares of Class E Preferred Stock that are convertible into one share of Class A Voting Common Stock) that are convertible at the option of the holder into one share of Class B Non-Voting Common Stock.

(2)
Includes beneficial ownership of 41.75 shares of Class E Preferred Stock.

(3)
Includes beneficial ownership of 126.98 shares of Class A Voting Common Stock.

(4)
Includes beneficial ownership of 27.69 shares of Class E Preferred Stock.

(5)
Includes beneficial ownership of 96.56 shares of Class A Voting Common Stock.

(6)
Includes beneficial ownership of 23.40 shares of Class E Preferred Stock.

(7)
Includes beneficial ownership of 69.72 shares of Class A Voting Common Stock.

(8)
Includes beneficial ownership of shares owned by funds that are controlled by SunTx. Mr. Fleming does not own any shares directly and disclaims beneficial ownership of any shares beneficially owned by SunTx.

(9)
Includes beneficial ownership of 9,849.91 shares of Class E Preferred Stock.

(10)
Includes beneficial ownership of 28,419.51 shares of Class A Voting Common Stock.

(11)
Includes the information in footnotes 2 through 10 above.

(12)
Includes beneficial ownership of shares owned by funds that are controlled by SunTx. SunTx's principal address is Two Lincoln Centre, Suite 1000, 5420 LBJ Freeway, Dallas, TX 75240.

(13)
Thrivent Financial's principal address is 625 Fourth Avenue South, Minneapolis, MN 55415.

(14)
Includes beneficial ownership of 1,136.59 shares of Class A Voting Common Stock.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Management Agreement

        On April 1, 2010, Interface Systems entered into a Management Services Agreement (the "Management Agreement") with SunTx Capital Management Corp., the general partner of SunTx ("SunTx Management"). Pursuant to the Management Agreement, SunTx Management provides certain management services to Interface Systems. The term of the Management Agreement is ten years, which may be terminated by SunTx Management upon 90 days written notice to Interface Systems. Interface Systems pays SunTx Management, on a monthly basis, SunTx Management's customary fees for rendering the management services, as set forth in a statement delivered to Interface Systems from time to time. These fees are anticipated under the Management Agreement not to exceed $500,000 on an annual basis, unless SunTx Management renders a greater than anticipated level of management services to Interface Systems. Interface Systems also reimburses SunTx Management for all out-of-pocket expenses and payroll costs of in-house legal counsel incurred by SunTx Management in connection with the management services and pays all taxes resulting from its purchase or use of the management services.

        In addition to the management services fee, in connection with any acquisitions, dispositions or debt or equity financings by Interface Systems or any of its affiliates, Interface Systems will pay SunTx Management a fee which shall not exceed an amount equal to 2% of the total enterprise value involved in the transaction (the "Equity Fee"). The total enterprise value is determined by the board of directors of Interface Systems.

        Under the Management Agreement, Interface Systems may solicit the direct assistance of certain employees at SunTx Management (the "Management Employees") to provide services for the benefit of Interface Systems, its shareholders or its board of directors. Interface Systems will directly compensate the respective Management Employees based upon market rates commensurate with such Management Employee's experience level.

        Under the Management Agreement, Interface Systems agreed to indemnify SunTx Management and its affiliates and their respective directors, officers, controlling persons, agents and employees for potential losses relating to the services to be provided under the Management Agreement.

        Interface Systems paid SunTx Management $0.5 million in fees for each of the years ended December 31, 2011, 2012 and 2013 and $0.1 for the three months ended March 31, 2014. In addition to the management services fee, Interface Systems paid SunTx Management (i) in January 2013, $1.0 million of transaction fees accrued in 2012 in connection with the Westec Acquisition, and (ii) in January 2014, $0.9 million for transaction fees in connection with the disposition of the Transferred Assets.

Registration Rights Agreement

        On December 13, 2001, Holdings entered into a registration rights agreement (the "Registration Rights Agreement") with certain of its stockholders, including, among others, SunTx Interface, Michael T. Shaw, Michael J. McLeod and Kenneth Obermeyer (together with Mr. Shaw and Mr. McLeod, the "management investors"). In connection with the Reorganization Transactions, Master Holdings succeeded to all of the rights under the Registration Rights Agreement of SunTx, the management investors and the other investors with respect to the shares of common stock they transferred to Master Holdings. The Registration Rights Agreement contained customary demand registration rights pursuant to which the holders of 20% of the registrable securities of Holdings held by the stockholders party to the agreement had the right to demand registration of their common stock, subject to certain exceptions, and customary "piggy-back" registration rights with respect to shares of Holdings' common stock held by the holders. In addition, each holder agreed to a lock-up period during the seven days prior to and during the 180 day period commencing on the effective date of any underwritten registration of Holdings' securities. The Registration Rights Agreement, among other things, required Holdings to indemnify each holder from liability arising from any violation of the Securities Act by Holdings or any material misstatements or omissions made by it in connection with any registration of its common stock pursuant to the Registration Rights Agreement. Subsequent to the Reorganization Transactions, the remaining stockholders of Holdings exchanged all of their shares of each class of common stock and preferred stock of Holdings for an equal number of shares of common stock and preferred stock of Master Holdings. As a result, Master Holdings now owns 100% of the common stock and preferred stock of Holdings, and on June 30, 2014, the Registration Rights Agreement was terminated.

Stockholder Agreement

        On July 16, 2007, Holdings entered into a stockholder agreement, as amended on May 5, 2010 and on January 14, 2013, and amended and restated on May 30, 2014 (the "Stockholder Agreement"), among certain of its stockholders, including SunTx Interface and the management investors. In connection with the Reorganization Transactions, Master Holdings succeeded to all of the rights under the Stockholder Agreement of SunTx, the management investors and the other investors with respect to the shares of common stock and preferred stock they transferred to Master Holdings. The Stockholder Agreement, among other things, contained agreements among the investors with respect to the election of Holdings' board of directors, voting and other restrictions on the transfer of Holdings' stock, and other special corporate governance provisions. Specifically, in any election of the directors of Holdings, the Stockholder Agreement required each holder of Class A Voting Common Stock to vote such stockholder's shares to fix the number of Holdings directors at four, and to nominate and elect four individuals, three of whom are designated by Master Holdings, and one of whom shall be Michael T. Shaw, so long as he is employed as the Chief Executive Officer of Holdings. If Mr. Shaw ceases to be so employed, such holders agreed to vote their shares to nominate and elect such other individual as is designated by Master Holdings.

        In addition, as long as Master Holdings owned shares of capital stock representing at least 33% of the aggregate dollar amount of equity capital contributed to Holdings by SunTx Interface and other investors or capital sources identified or introduced by SunTx Interface or its affiliates (including Master Holdings) for the purchase of Holdings' securities, Holdings and its subsidiaries may not take certain actions, including, among other things, incurring indebtedness in an amount in excess of $5.0 million, unless such actions have been approved by the affirmative vote of Master Holdings or at least one of Holdings' directors designated by Master Holdings. The Stockholder Agreement gave Holdings a right of first purchase with respect to all or any portion of the securities of Holdings proposed to be sold or transferred by Master Holdings. In the event that Holdings declined to purchase all of such securities, the Stockholder Agreement gave the other investors holding securities of, convertible into or exercisable for, the class to be transferred the right to participate in the sale or transfer of such securities on a pro rata basis in accordance with their percentage of ownership of Holdings' securities subject to the Stockholder Agreement. The Stockholder Agreement also provided that in the event of a sale of Holdings (whether by merger, consolidation, sale of all or substantially all of Holdings assets or sale of all or a majority of the outstanding shares of Holdings' common stock) on an arm's length basis to any person that is not an affiliate of SunTx Interface and that is approved by Holdings' board of directors and consented to by Master Holdings, each investor agreed to waive all rights to object to or dissent from such sale and agreed to vote in favor of and consent to such sale subject to the terms of the Stockholder Agreement. Furthermore, the Stockholder Agreement included certain pre-emptive rights in favor of the investors whereby if (subject to certain exceptions) Holdings proposed to issue or sell additional shares of its stock or any additional securities convertible into or options or rights to acquire any shares of its stock, Holdings must first offer to issue or sell such shares to the other investors on a pro-rata basis in accordance with their percentage of ownership of Holdings' securities pursuant to the terms of the Stockholder Agreement.

        Subsequent to the Reorganization Transactions, the remaining stockholders of Holdings exchanged all of their shares of each class of common stock and preferred stock of Holdings for an equal number of shares of common stock and preferred stock of Master Holdings. As a result, Master Holdings now owns 100% of the common stock and preferred stock of Holdings, and on June 30, 2014, the Stockholder Agreement was terminated.

Promissory Notes

        Michael T. Shaw issued a promissory note to Holdings on December 13, 2001, as amended on December 12, 2011 and on November 30, 2012, in the principal amount of $100,000 as consideration for his purchase of shares of Class A Preferred Stock and Class A Voting Common Stock of Holdings. The promissory note was due and payable on December 31, 2014 and accrued interest at a rate of 10% per annum. The promissory note was secured by a pledge of the purchased shares. Under the promissory note, 25% of any bonus payable to Mr. Shaw under his employment agreement was payable directly to Holdings as mandatory prepayment of the note. On April 15, 2014, Mr. Shaw repaid the note in full, and the note was terminated.

        On December 7, 2011, Holdings entered into a Stock Option Exercise Agreement with Mr. Shaw. Under the Stock Option Exercise Agreement, Mr. Shaw issued a promissory note to Holdings on December 7, 2011, as amended on November 30, 2012, in the principal amount of $64,677.85 as payment for the exercise price of certain stock options and the shares of Class B Non-Voting Common Stock issuable upon exercise thereof. The promissory note was secured by a pledge of the purchased shares. The promissory note was due and payable on December 31, 2014 and accrued interest at a rate equal to the lesser of (i) 2.67% per annum and (ii) the maximum rate permitted by law. Under the promissory note, both (i) 50% of any bonus payable to Mr. Shaw during the term of his employment and (ii) the full amount of any cash dividend or other distribution of cash or cash equivalent payable on the purchased shares was payable directly to Holdings as mandatory prepayment of the note. On April 15, 2014, Mr. Shaw repaid the note in full, and the note was terminated.

        Michael J. McLeod issued a promissory note to Holdings on December 13, 2001, as amended on December 12, 2011 and November 30, 2012, in the principal amount of $74,996.00 as consideration for his purchase of shares of Class A Preferred Stock and Class A Voting Common Stock of Holdings. The promissory note was due and payable on December 31, 2014 and accrued interest at a rate of 10% per annum. The promissory note was secured by a pledge of the purchased shares. Under the promissory note, 25% of any bonus payable to Mr. McLeod under his employment agreement was payable directly to Holdings as mandatory prepayment of the note. On April 14, 2014, Mr. McLeod repaid the note in full, and the note was terminated.

        On December 6, 2011, Holdings entered into a Stock Option Exercise Agreement with Mr. McLeod. Under the Stock Option Exercise Agreement, Mr. McLeod issued a promissory note to Holdings on December 6, 2011, in the principal amount of $27,636.57 as payment for the exercise price of certain stock options and the shares of Class B Non-Voting Common Stock issuable upon exercise thereof. The promissory note was secured by a pledge of the purchased shares. The promissory note was due and payable on December 31, 2014 and accrued interest at a rate equal to the lesser of (i) 2.67% per annum and (ii) the maximum rate permitted by law. Under the promissory note, both (i) 50% of any bonus payable to Mr. McLeod during the term of his employment and (ii) the full amount of any cash dividend or other distribution of cash or cash equivalent payable on the purchased shares was payable directly to Holdings as mandatory prepayment of the note. On April 14, 2014, Mr. McLeod repaid the note in full, and the note was terminated.

Senior Subordinated Note

        On March 27, 2012, in connection with the Westec Acquisition, each of Interface Systems, GAC, Interface Acquisition Subsidiary, Inc. and Holdings entered into an amended and restated securities purchase agreement (as amended, "Securities Purchase Agreement"), and Interface Systems, GAC, Interface Acquisition Subsidiary, Inc. and Westec jointly and severally issued a senior subordinated note (the "Senior Subordinated Note") in favor of Thrivent White Rose Fund III Mezzanine Direct, L.P., an affiliate of Thrivent Financial a 5% shareholder of Holdings, in the aggregate principal amount of $20.8 million. The Senior Subordinated Note was subject to an interest rate of 14.0% per year on the unpaid balance thereof so long as there is no event of default. In connection with the offering of the Initial Notes, a portion of the proceeds from the offering was used to repay the Senior Subordinated Note in full and the note was terminated.

Subordinated Promissory Note

        On March 27, 2012, we completed the Westec Acquisition pursuant to the terms of that certain merger agreement (the "Merger Agreement") dated as of March 27, 2012 among Interface Systems, Interface Acquisition Subsidiary, Inc., Westec Acquisition Corp., John Young, as stockholders' representative, and the stockholders of Westec Acquisition Corp. party thereto (the "Westec Stockholders"). Pursuant to the terms of the Merger Agreement, Interface Systems, GAC, Westec Intelligence Surveillance, Inc. and Interface Acquisition Subsidiary, Inc. (n/k/a Westec Acquisition Corp.) entered into a subordinated promissory note (the "Subordinated Promissory Note") in the aggregate principal amount of $13.9 million in favor of the Westec Stockholders, including, among others, Kelby Hagar, who was the President and Chief Executive Officer of Westec. The aggregate principal amount of the portion of the Subordinated Promissory Note payable to Mr. Hagar was $360,187.36. During the initial term, the Subordinated Promissory Note was subject to an interest rate of 8.5% per year on the unpaid balance thereof so long as there was no event of default. In connection with the offering of the Initial Notes, a portion of the proceeds from the offering was used to repay the Subordinated Promissory Note in full and the note was terminated.

Other Related Party Transactions

        Mr. Greg Shaw (the son of Mr. Michael Shaw, our Chief Executive Officer) is an employee of Holdings. Mr. Greg Shaw earned $40,000, $159,000, $135,000 and $128,000 for the three months ended March 31, 2014 and the years ended December 31, 2013, 2012 and 2011, respectively.

        On January 8, 2014, Holdings redeemed all of its outstanding shares of Class G Preferred Stock and Class F Preferred Stock, and a portion of its outstanding shares of Class E Preferred Stock. In connection with the redemption, Holdings paid a cash dividend of an aggregate of $20.5 million to SunTx, $5.8 million to Thrivent Financial and $0.1 million to Mr. Michael Shaw.

Review, Approval or Ratification of Transactions with Related Persons

        Pursuant to its written charter, our audit committee must review all related party transactions. Prior to the board's adoption of the audit committee charter in September 2013, we did not have a formal approval policy for related party transactions.

Director Independence

        We are not a listed issuer whose securities are listed on a national securities exchange or in an inter-dealer quotation system which has requirements that a majority of the board of directors be independent. However, if we were a listed issuer whose securities were traded on the New York Stock Exchange (the "NYSE") and subject to such requirements, we would be entitled to rely on the controlled company exception contained in Section 303A of the NYSE Listed Company Manual for

exception from the independence requirements related to the majority of our board of directors and for the independence requirements related to our compensation committee. Pursuant to Section 303A of the NYSE Listed Company Manual, a company of which more than 50% of the voting power is held by an individual, a group or another company is exempt from the requirements that its board of directors consist of a majority of independent directors and that the compensation committee of such company be comprised solely of independent directors. At July 1, 2014, SunTx held approximately 88.4% of the voting power of Master Holdings, and Master Holdings held 100% of the voting power of Holdings, which would qualify Holdings as a controlled company eligible for exemption under the rule.

 DESCRIPTION OF OTHER INDEBTEDNESS

Revolving Credit Facility

General

        Interface Systems and its then-existing subsidiaries, as borrowers, and Holdings, as guarantor, entered into the Revolving Credit Facility on January 18, 2013, as amended on September 30, 2013 and May 16, 2014, with Capital One, as administrative agent and lender. The Revolving Credit Facility has an available borrowing capacity equal to the lesser of $45.0 million and 5 times eligible RMR. Following the sale of the Transferred Assets in January 2014, our available borrowing capacity decreased by $4.6 million as a result of the loss of RMR related to the Transferred Assets. We expect that new RMR growth during 2014 will provide additional borrowing capacity availability under the Revolving Credit Facility. The Revolving Credit Facility matures January 15, 2018. The Revolving Credit Facility includes a $1.0 million sub-limit for the issuance of letters of credit, and the amount outstanding reduces the amount of available borrowing. As of March 31, 2014, we had $0.1 million in letters of credit outstanding. As of March 31, 2014, we had $31.0 million outstanding and $5.6 million available for borrowing under the Revolving Credit Facility.

Interest and Fees

        Borrowings under the Revolving Credit Facility bear interest at a floating rate per year equal to the higher of (A) the rate (adjusted for statutory reserve requirements for Eurocurrency liabilities) at which Eurodollar deposits are offered for a period equal to one, two, three, or six months, as quoted on Reuters Screen LIBOR01 Page (or any successor / similar page or service) as of 11:00 a.m., London time, on the day that is two London banking days preceding the applicable interest determination date and (B) 0.50%, plus 3.25% (3.75% as of March 31, 2014).

        The Revolving Credit Facility is subject to certain customary fees and expenses of the lenders and agents.

Collateral and Guarantees

        The Revolving Credit Facility is guaranteed by Holdings and any future subsidiary of Interface Systems. Interface Systems currently does not have any subsidiaries. The Revolving Credit Facility is secured by a first priority perfected lien on substantially all of the existing and future tangible and intangible assets of Interface Systems and Holdings and any subsidiaries, excluding certain excluded assets, which are substantially the same assets that secure the Notes on a second priority basis.

Events of Default and Other Matters

        The Revolving Credit Facility contains customary representations and warranties and events of default. The Revolving Credit Facility provides that, upon the occurrence of certain events of default, our obligations thereunder may be accelerated and any lending commitments terminated. Such events of default include payment defaults to the lenders, material inaccuracies of representations and warranties, covenant defaults, cross-defaults to other material indebtedness, voluntary and involuntary bankruptcy proceedings, material money judgments, certain insolvency events and other customary events of default.

Restrictive Covenants

        The credit agreement governing the Revolving Credit Facility contains a number of covenants imposing significant restrictions on our business. These restrictions may affect our ability to operate our business and may limit our ability to take advantage of potential business opportunities as they arise.

The restrictions these covenants place on us include limitations on our ability to (subject to certain exceptions):

  •
  incur or guarantee additional indebtedness;

  •
  make certain investments;

  •
  pay dividends or make distributions on our capital stock;

  •
  sell assets, including capital stock of restricted subsidiaries;

  •
  agree to payment restrictions affecting any restricted subsidiaries;

  •
  consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

  •
  enter into transactions with our affiliates;

  •
  incur liens; and

  •
  amend the indenture governing the Notes.

        Further, the credit agreement governing the Revolving Credit Facility contains financial covenants, including a covenant not to exceed a revolving facility usage to eligible RMR ratio of 5.0 to 1.0, a covenant to maintain a minimum fixed charge coverage of at least 1.25 to 1.00, and a covenant not to exceed 13% gross attrition at any time. As of March 31, 2014, we were in compliance with all covenants in the Revolving Credit Facility, and we expect to remain in compliance for the next twelve months. On May 16, 2014, we entered into a waiver, consent and second amendment to the Revolving Credit Facility with Capital One, which (i) amended the Revolving Credit Facility to permit, and in which Capital One consented to, certain events in connection with the Reorganization Transactions; (ii) amended the Revolving Credit Facility to provide that a "change of control" in the indenture governing the Master Holdings Notes will constitute a "change in control" under the Revolving Credit Facility; and (iii) waived any defaults in connection with the prior substantial doubt about our ability to continue as a going concern.

DESCRIPTION OF EXCHANGE NOTES

        On January 18, 2013, Holdings and Interface Systems issued $230.0 million aggregate principal amount of 9 1/4% Senior Secured Notes due 2018 under an indenture (as such may be amended or supplemented from time to time, the "Indenture"), dated as of January 18, 2013 among Interface Systems, Holdings, the Guarantors, and Wells Fargo Bank, N.A., as trustee (in such capacity, the "Trustee") and as collateral agent (in such capacity, the "Collateral Agent"), registrar and paying agent (in such capacity, the "Paying Agent"). The Exchange Notes will be issued under the Indenture. The terms of the Initial Notes and the Exchange Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act" or "TIA"). The form of the Exchange Notes will be substantially identical to that of the Initial Notes, except that the Exchange Notes will not contain transfer restrictions and holders of Exchange Notes will no longer have any registration rights and we will not be obligated to pay additional interest as described in the registration rights agreement. The Exchange Notes do not represent new Indebtedness of the Issuers. Any Initial Notes that remain outstanding after the consummation of this exchange offer, together with the Exchange Notes, will be treated as a single class of securities under the Indenture. Accordingly, all references in this section to specified percentages in aggregate principal amount of outstanding Notes shall be deemed to mean, at any time after this exchange offer is consummated, such percentage in aggregate principal amount of the Initial Notes and the Exchange Notes outstanding.

        The following description is a summary of the material terms and provisions of the Notes, the Indenture, the Security Documents and the Intercreditor Agreement. Such descriptions do not purport to be a complete description of the Notes or such agreements and are subject to the detailed provisions of, and qualified in their entirety by reference to, the Indenture, the Security Documents and the Intercreditor Agreement. We urge you to read the Indenture, the Security Documents and the Intercreditor Agreement because they, and not the descriptions in this prospectus, define your rights as holders of the Notes.

        You can find the definitions of certain terms used in this description under the subheading "—Certain Definitions." In this description, the words "Issuers," "we," "us" and "our" refer to Holdings and Interface Systems, collectively, as co-issuers of the Notes, and not to any of their subsidiaries.

        The registered holder of a Note will be treated as the owner of it for all purposes. Only registered holders will have rights under the Indenture.

Brief Description of the Notes and the Note Guarantees

The Notes

        The Exchange Notes, like the Initial Notes, will:

  •
  be the general obligations of the Issuers;

  •
  rank equal in right of payment with all of the Issuers' existing and future senior indebtedness;

  •
  rank senior in right of payment to any future obligations of the Issuers that are subordinated to the Notes;

  •
  constitute Second Lien Obligations secured by liens on certain assets of the Issuers;

  •
  be effectively subordinated to the Issuers' obligations under any First Lien Priority Obligations to the extent of the value of the collateral securing such obligations;

  •
  be effectively senior to all of the Issuers' existing and future unsecured indebtedness to the extent of the value of the collateral securing the Notes after payment in full of all First Lien Priority Obligations of such Issuer; and

  •
  be structurally subordinated to all existing and future indebtedness and other liabilities of the Issuers' subsidiaries that do not guarantee the Notes.

The Note Guarantees

        The Notes will be guaranteed fully and unconditionally, jointly and severally, by all future Domestic Subsidiaries of the Issuers. As of the date of this prospectus, the Issuers have no Subsidiaries (other than Interface, which is a Subsidiary of Holdings).

        Each guarantee of the Notes will:

  •
  be a general senior obligation of each Guarantor;

  •
  rank equal in right of payment with all of such Guarantor's existing and future senior indebtedness;

  •
  rank senior in right of payment to any future obligations of such Guarantor that are subordinated to its Note Guarantee;

  •
  constitute Second Lien Obligations secured by liens on certain assets of such Guarantor;

  •
  be effectively subordinated to each Guarantor's obligations under any First Lien Priority Obligations to the extent of the value of the collateral securing such obligations;

  •
  be effectively senior to all of such Guarantor's existing and future unsecured indebtedness to the extent of the value of the collateral securing such Guarantor's Note Guarantee after payment in full of all First Lien Priority Obligations of such Guarantor; and

  •
  be structurally subordinated to all existing and future indebtedness and other liabilities of such Guarantor's subsidiaries that do not guarantee the Notes.

        Unless designated as an Unrestricted Subsidiary, all of our Subsidiaries will be "Restricted Subsidiaries." However, under the circumstances described below under the caption "—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries," we will be permitted to designate certain Subsidiaries as "Unrestricted Subsidiaries." Our Unrestricted Subsidiaries will not be subject to the restrictive covenants in the Indenture and will not guarantee the Notes.

Principal, Maturity and Interest

        The Issuers will issue the Exchange Notes up to a maximum aggregate principal amount of $230.0 million. The Issuers may issue Additional Notes under the Indenture from time to time. Any issuance of Additional Notes is subject to all of the covenants in the Indenture, including the covenant described below under the caption "—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock." The Initial Notes, the Exchange Notes and any Additional Notes subsequently issued under the Indenture will be treated as a single class for all purposes under the Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase, the Security Documents and the Intercreditor Agreement. Unless the context requires otherwise, references to "Notes" for all purposes of the Indenture and this "Description of Exchange Notes" include any Additional Notes that are actually issued under the Indenture. The Issuers will issue Notes in denominations of $2,000 and integral multiples of $1,000 in excess thereof. The Notes will mature on January 15, 2018.

        Interest on the Notes accrues at the rate of 9.25% per annum and is payable semi-annually in arrears on July 15 and January 15 of each year, commencing on July 15, 2013. Interest on overdue principal and interest, if any, accrues at a rate that is 1% higher than the then applicable interest rate on the Notes. The Issuers will make each interest payment to the holders of record on the immediately preceding July 1 and January 1.

        Interest on the Notes accrues from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

        All payments on the Notes will be made at the office or agency of the paying agent and registrar unless the Issuers elect to make interest payments by check mailed to the noteholders at their respective addresses set forth in the register of holders; provided that all payments of principal of, and interest and premium with respect to, the Notes represented by one or more global notes registered in the name of, or held by, DTC or its nominee will be made by wire transfer of immediately available funds to the accounts specified by the holder or holders thereof.

Paying Agent and Registrar for the Notes

        The Trustee will initially act as paying agent and registrar. The Issuers may change the paying agent or registrar without prior notice to the holders of the Notes, and the Issuers or any of their Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

        A holder may transfer or exchange Notes in accordance with the provisions of the Indenture. The registrar and the Trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of Notes. The Issuers will be required to pay all taxes due on transfer. The Issuers will not be required to transfer or exchange any note selected for redemption. In addition, the Issuers will not be required to transfer or exchange any note for a period of 15 days before a selection of Notes to be redeemed.

Note Guarantees

        The Notes are not currently guaranteed. The Notes will be guaranteed by each of the Issuers' respective future Domestic Subsidiaries. These Note Guarantees will be joint and several obligations of the Guarantors. The obligations of each Guarantor under its Note Guarantee will be limited as necessary to prevent that Note Guarantee from constituting a fraudulent conveyance under applicable law. See "Risk Factors—Risks Related to the Notes—Federal, state and foreign fraudulent transfer laws may permit a court to avoid the Notes and any guarantees, subordinate claims in respect of the Notes and any guarantees and require noteholders to return payments received. If this occurs, noteholders may not receive any payments on the Notes." In the event of a bankruptcy, liquidation or reorganization of any non-Guarantor Subsidiaries, these non-Guarantor Subsidiaries will pay the holders of their liabilities, including their debt and trade payables, and preferred stock before they will be able to distribute any of their assets to us.

        A Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person) another Person, other than the Issuers or another Guarantor, unless:

  (1)
  immediately after giving effect to that transaction, no Default or Event of Default shall have occurred and be continuing; and

  (2)
  either:

  (a)
  the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger is an Issuer or a Restricted Subsidiary of an Issuer or assumes all the obligations of that Guarantor under the Indenture and its Note Guarantee, the Intercreditor Agreement and the other Security Documents (and, if applicable, the Registration Right Agreement) pursuant to a supplemental indenture and other documentation, each satisfactory to the Trustee; or

  (b)
  the Issuers deliver to the Trustee an Officers' Certificate to the effect that the Net Proceeds of such sale or other disposition will be, and the Issuers cause such Net Proceeds to be, applied in accordance with the applicable provisions of the Indenture.

        The Note Guarantee of a Guarantor will be released:

  (1)
  in connection with any sale or other disposition of all or substantially all of the assets of that Guarantor (including by way of merger or consolidation) to a Person that is not (either before or after giving effect to such transaction) an Issuer or a Restricted Subsidiary of an Issuer, if the sale or other disposition does not violate the "Asset Sale" provisions of the Indenture;

  (2)
  in connection with any sale, transfer or other disposition of all of the Capital Stock of that Guarantor to a Person that is not (either before or after giving effect to such transaction) an Issuer or a Restricted Subsidiary of an Issuer, if the sale, transfer or other disposition does not violate the "Asset Sale" provisions of the Indenture;

  (3)
  if the Issuers designate that Guarantor to be an Unrestricted Subsidiary in accordance with the applicable provisions of the Indenture; or

  (4)
  upon legal or covenant defeasance or satisfaction and discharge of the Indenture as provided below under the captions "—Legal Defeasance and Covenant Defeasance" and "—Satisfaction and Discharge."

        Under the circumstances described below under the caption "—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries," the Issuers are permitted to designate certain of their Subsidiaries as "Unrestricted Subsidiaries." The effect of designating a Subsidiary as an "Unrestricted Subsidiary" will be:

  •
  the Unrestricted Subsidiary will not be subject to the restrictive covenants in the Indenture;

  •
  a Subsidiary that has previously been a Guarantor and that is designated as an "Unrestricted Subsidiary" will be released from its Note Guarantee; and

  •
  the assets, income, cash flow and other financial results of the Unrestricted Subsidiary will not be consolidated with those of the Issuers for purposes of calculating compliance with the restrictive covenants contained in the Indenture.

Security

Security Documents

        Pursuant to the Security Documents entered into by the Issuers, any Guarantors and the Collateral Agent for the benefit of the Collateral Agent, the Trustee and the holders of Notes, the Notes, any Note Guarantees and all other Obligations under the Indenture are secured by a Lien on substantially all of the Issuers' and the Guarantors' existing and future tangible and intangible assets (other than Excluded Assets), including (without limitation):

  (1)
  accounts receivables;

  (2)
  equipment, goods, inventory and fixtures;

  (3)
  documents, instruments and chattel paper;

  (4)
  letter-of-credit rights;

  (5)
  securities collateral;

  (6)
  investment property, including all Capital Stock of the Issuers' Subsidiaries;

  (7)
  copyrights and trademarks;

  (8)
  commercial tort claims;

  (9)
  general intangibles;

  (10)
  deposit accounts;

  (11)
  cash;

  (12)
  supporting obligations;

  (13)
  books and records;

  (14)
  real property;

  (15)
  proceeds and products of each of the foregoing and all accessions to, substitutions and replacements for each of the foregoing, and any and all proceeds of any insurance, indemnity, warranty or guaranty payable to the Issuers or any Guarantor from time to time with respect to any of the foregoing; and

  (16)
  all other existing and future tangible and intangible assets that from time to time become subject to a Lien securing First Lien Obligations.

The assets and properties (other than Excluded Assets) described in clauses (1) through (16) are hereinafter collectively referred to as the "Collateral."

        The Issuers shall and shall cause each Guarantor to, at their sole cost and expense, (i) execute and deliver all such agreements and instruments as necessary (or as the Collateral Agent may reasonably request) to more fully or accurately describe the property intended to be Collateral or the obligations intended to be secured by the Security Documents, (ii) file any such notice filings or other agreements or instruments and take any and all other actions as may be reasonably necessary under applicable U.S. state law to perfect the Liens created by the Security Documents at such times and at such places as are necessary (or as the Collateral Agent may reasonably request), in each case subject to the terms of the Security Documents and the First Lien Security Documents, including any waivers thereunder by the First Lien Agent and (iii) deliver an opinion(s) of approved counsel of the Issuers covering the enforceability of the relevant Security Documents, the grant and perfection of security interests, the payment of recording taxes, if any, and other customary matters; provided that the foregoing will not apply to de minimis or immaterial assets for which the perfection of a security interest could not be obtained without unreasonable costs and expense as reasonably determined by the Collateral Agent.

        Notwithstanding the foregoing, the Collateral does not and will not include any of the following assets (collectively, the "Excluded Assets"):

  (1)
  any asset or property right of the Issuers or any Guarantor of any nature:

  (a)
  if the grant of a security interest shall constitute or result in (i) the abandonment, invalidation or unenforceability of such asset or property right or the Issuers' or any Guarantor's loss of use of such asset or property right or (ii) a breach, termination or default under any lease, license, contract, general intangible, permit or agreement (other than to the extent that any such term would be rendered ineffective pursuant to Sections 9-406, 9-407, 9-408 or 9-409 of the UCC (or any successor provision or provisions) of any relevant jurisdiction or any other applicable law (including the United States Bankruptcy Code) or principles of equity) to which the Issuers or such Guarantor is party;

    (b)
    located outside the United States (other than as set forth in paragraph (a) hereof); and

    (c)
    to the extent that any applicable law or regulation prohibits the creation of a security interest thereon (other than to the extent that any such term would be rendered ineffective pursuant to any applicable law or principles of equity);

    provided, however, that (x) such asset or property right will cease to be an Excluded Asset immediately and automatically at such time as the condition causing such abandonment, invalidation, unenforceability, breach, termination, default or prohibition is remedied or ceases to exist and (y) to the extent severable, any portion of any such asset or property right that does not result in any of the consequences specified in clauses (a) and (b) in this clause (1) will not be an Excluded Asset;

  (2)
  Voting Stock of any Foreign Subsidiary (to the extent such Foreign Subsidiary is a "controlled foreign corporation" for U.S. federal income tax purposes) that is directly owned by any Issuer or any Guarantor, and any disregarded entity owner (direct or indirect through one or more other disregarded entities) of such Foreign Subsidiary, solely to the extent representing in excess of 65% of the total voting power of all outstanding Voting Stock of such Foreign Subsidiary or such disregarded entity owner and all Capital Stock of Foreign Subsidiaries not directly owned by a Person that is an Issuer or a Guarantor;

  (3)
  any foreign intellectual property;

  (4)
  any applications for trademarks or service marks filed in the United States Patent and Trademark Office pursuant to 15 U.S.C. § 1051 Section 1(b) unless and until evidence of use of the mark in interstate commerce is submitted to the PTO pursuant to 15 U.S.C. § 1051 Section 1(c) or Section 1(d);

  (5)
  (i) deposit and securities accounts the balance of which consists exclusively of (a) withheld income taxes and federal, state or local employment taxes in such amounts as are required to be paid to the IRS or state or local government agencies within the following two months with respect to employees of the Issuers or any Guarantor, and (b) amounts required to be paid over to an employee benefit plan pursuant to DOL Reg. Sec. 2510.3-102 on behalf of or for the benefit of employees of the Issuers or any Guarantor, (ii) all segregated deposit accounts constituting (and the balance of which consists solely of funds set aside in connection with) tax accounts, payroll accounts and trust accounts and (iii) until the occurrence and continuance of an Event of Default, deposit and securities accounts maintained by the Issuers or a Guarantor with a total amount on deposit at any one time of less than $50,000 per individual account and $250,000 in the aggregate;

  (6)
  fixed or capital assets and the related accessions and proceeds owned by the Issuers or any Guarantor that is subject to a capital lease or purchase money obligations, in each case permitted to be incurred pursuant to the covenants described below under the captions "—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock" and "—Certain Covenants—Liens" if the contract or other agreement in which such Lien is granted prohibits the creation of any other Lien on such fixed or capital assets, but only for so long as such prohibition is in effect and only with respect to the portion of such fixed or capital assets as to which such other Lien attaches and such prohibition applies;

  (7)
  (a) any real property owned on the Issue Date or thereafter acquired by the Issuers or any Guarantor with a Fair Market Value (at the time of acquisition thereof) of less than $1.0 million and (b) all of the Issuers' and Guarantors' right, title and interest in any leasehold or other non-fee simple interest in any real property (x) to the extent monitoring services are not performed at such location or (y) to the extent the Issuers' and Guarantors' interest in such property has a Fair Market Value (determined in good faith by the Issuers at the time of acquisition thereof) of less than $1.0 million; and

  (8)
  any assets the perfection of which would require notation of a lien on a certificate of title.

Intercreditor Agreement

        On January 18, 2013, the Issuers and Guarantors entered into the Credit Agreement under which they may incur First Lien Obligations. In connection with the Credit Agreement, the Issuers and the Guarantors entered into an Intercreditor Agreement (substantially in the form provided as an exhibit to the Indenture and substantially consistent with the provisions described below) with the Trustee, the First Lien Agent and the Collateral Agent, as a condition to the funding of the loans under the Credit Agreement, which, among other things, defines the relative rights of the Trustee, the First Lien Agent and the First Lien Creditors and the Collateral Agent and the Second Lien Creditors and related matters with respect to the Collateral. By purchasing Notes, each holder of Notes was deemed to have authorized the Collateral Agent and the Trustee to enter into the Intercreditor Agreement with the First Lien Agent, on such terms as the Issuers, the First Lien Agent and the Trustee agree, and each holder shall be bound by the terms of the Intercreditor Agreement.

        The summary below reflects the key terms and other provisions of the Intercreditor Agreement.

Relative Lien Priorities; Notes Effectively Subordinated to First Lien Obligations

        The Intercreditor Agreement provides that, notwithstanding the date, time, method, manner or order of grant, attachment or perfection of any Liens on Collateral securing the Obligations arising under the Credit Agreement together with all other First Lien Obligations ("First Priority Liens") or any Liens thereon that secure the Notes and the other Second Lien Obligations ("Second Priority Liens"), and notwithstanding any contrary provision of the UCC of any applicable jurisdiction or any other applicable law or the provisions of any First Lien Document or Second Lien Document or any other circumstance whatsoever, each of the First Lien Agent, on behalf of the First Lien Creditors, and the Collateral Agent, on behalf of the Second Lien Creditors, agreed that (a) any First Priority Liens then or thereafter held by or for the benefit of any First Lien Creditor are senior in right, priority, perfection, operation, effect and all other respects to any and all Second Priority Liens and (b) any Second Priority Liens then or thereafter held by or for the benefit of any Second Lien Creditor are junior and subordinate in right, priority, perfection, operation, effect and all other respects to any and all First Priority Liens, and the First Priority Liens are and remain senior in right, priority, perfection, operation, effect and all other respects to any Second Priority Liens for all purposes.

        As a result of the foregoing, the Second Lien Obligations are effectively subordinated to the First Lien Obligations to the extent of the value of the Collateral.

No Payment Subordination to First Lien Obligations

        The Intercreditor Agreement provides that the subordination of Liens securing the Second Lien Obligations described herein affects only the relative priority of those Liens, and does not subordinate the Second Lien Obligations in right of payment to the First Lien Obligations. Nothing in the Intercreditor Agreement affects the entitlement of any Second Lien Creditor to receive and retain required payments of interest, principal, and other amounts in respect of the Second Lien Obligations unless the receipt is expressly prohibited by, or results from the Second Lien Creditor's breach of, the Intercreditor Agreement.

Prohibition on Contesting Liens; Additional Collateral

        The Intercreditor Agreement provides that (a) each of the First Lien Agent, on behalf of the First Lien Creditors, and the Collateral Agent, on behalf of the Second Lien Creditors, agrees that it will not, and will waive any right to, contest or support any other Person in contesting, in any proceeding (including any insolvency or liquidation proceeding), the priority, validity, extent, perfection or enforceability of any First Priority Lien or any Second Priority Lien, as the case may be; provided, that nothing in the Intercreditor Agreement will be construed to prevent or impair the rights of the First Lien Creditors or the Second Lien Creditors to enforce the Intercreditor Agreement to the extent provided thereby, including the provisions relating to the priority of Liens securing the First Lien Obligations and (b) if any Issuer or any Guarantor creates any additional Liens upon any property to secure (i) the First Lien Obligations, it must concurrently grant a Lien upon such property as security for the Second Lien Obligations and (ii) the Second Lien Obligations, it must substantially concurrently grant a Lien upon such property as security for the First Lien Obligations. The Collateral Agent on behalf of the Second Lien Creditors agreed that, to the extent that the provisions in clause (b) above are not complied with for any reason, without limiting any other rights and remedies available to the First Lien Agent or First Lien Creditors, any amounts received by or distributed to any of them pursuant to or as a result of Liens granted in contravention of this clause (b) are subject to the "Payment Over" provisions described below.

Exercise of Rights and Remedies; Standstill

        The Intercreditor Agreement provides that the First Lien Agent and the other First Lien Creditors shall, at all times prior to the Discharge of First Lien Priority Obligations, have the exclusive right to enforce rights and exercise remedies (including any right of setoff) with respect to the Collateral (including making determinations regarding the release, disposition or restrictions with respect to the Collateral), or to commence or seek to commence any action or proceeding with respect to such rights or remedies (including any foreclosure action or proceeding or any insolvency or liquidation proceeding), all in such order and in such manner as they may determine in the exercise of their sole discretion, in each case, without any consultation with or the consent of the Collateral Agent or any other Second Lien Creditor, and no Second Lien Creditor will have any such right; provided, however, that after a period of 180 days following notice from the Collateral Agent to the First Lien Agent that a Second Lien Actionable Default has occurred, so long as the First Lien Agent is not diligently pursuing in good faith an enforcement action with respect to all or a material portion of the Collateral or diligently attempting to vacate any stay or prohibition against such exercise, the Second Lien Creditors may enforce or exercise any rights or remedies with respect to any Collateral (the "Standstill Period").

        The Intercreditor Agreement also provides that, prior to the end of the Standstill Period, a Second Lien Creditor will not (x) contest, protest, or object to any exercise of remedies by the First Lien Agent or any First Lien Creditor nor have any right to direct the First Lien Agent to exercise remedies or take any other action under the First Lien Documents; or (y) object to (and the Second Lien Creditors will waive any and all claims with respect to) any forbearance by the First Lien Agent or First Lien Creditors from exercising any secured creditor remedies.

        The Intercreditor Agreement further provides that notwithstanding the foregoing and subject to applicable law, a Second Lien Creditor may,

  (a)
  if an insolvency proceeding has been commenced by or against any Issuer or any Guarantor, file a claim or statement of interest with respect to the Second Lien Obligations;

  (b)
  take any action (not adverse to the priority status of the Liens on the Collateral securing the First Lien Obligations, or the rights of the First Lien Agent or any First Lien Creditors to

    exercise any remedies) in order to create, preserve, protect or perfect its Lien in and to the Collateral;

  (c)
  file any necessary responsive or defensive pleadings in opposition to any motion, claim, adversary proceeding, or other pleading made by any Person objecting to or otherwise seeking the disallowance of the claims of Second Lien Creditors, including any claims secured by the Collateral, if any;

  (d)
  vote on any plan of reorganization as more particularly described below;

  (e)
  exercise rights and remedies as unsecured creditors as more particularly described below;

  (f)
  join (but not exercise any control with respect to) any judicial foreclosure proceeding or other judicial lien enforcement proceeding with respect to the Collateral initiated by the First Lien Agent to the extent that any such action could not reasonably be expected, in any material respect, to restrain, hinder, limit, delay for any material period or otherwise interfere with the exercise of remedies by the First Lien Agent (it being understood that neither the Collateral Agent nor any Second Lien Creditor will be entitled to receive any proceeds thereof unless otherwise expressly permitted in the Intercreditor Agreement); and

  (g)
  exercise any remedies after the termination of the Standstill Period if and to the extent permitted above (it being understood that neither the Collateral Agent nor any Second Lien Creditor will be entitled to receive any proceeds thereof unless otherwise expressly permitted in the Intercreditor Agreement).

Insolvency and Liquidation Proceedings

        The Intercreditor Agreement provides that:

  (a)
  If any Issuer or any Guarantor is subject to any insolvency proceeding and the First Lien Agent consents to the use of cash collateral (as such term is defined in Section 363(a) of the United States Bankruptcy Code, "Cash Collateral"), on which the First Lien Agent has a Lien or permits an Issuer or any Guarantor to obtain financing provided by any one or more First Lien Creditors under Section 364 of the United States Bankruptcy Code (such financing, a "DIP Financing"), then the Collateral Agent agrees that it will consent to such Cash Collateral use and raise no objection to such DIP Financing and, to the extent the Liens securing the First Lien Obligations are discharged, subordinated to, or pari passu with such DIP Financing, the Collateral Agent will subordinate its Liens in the Collateral to the Liens securing such DIP Financing; provided that (i) the principal amount of any such DIP Financing plus the outstanding principal amount of other First Lien Obligations does not exceed the First Lien Cap, (ii) any such Cash Collateral use or DIP Financing does not compel the Issuers or any Guarantor to seek confirmation of a specific plan of reorganization for which all or substantially all of the material terms are set forth in the Cash Collateral order or DIP Financing documentation, (iii) any Cash Collateral order or DIP Financing documentation does not expressly require the liquidation of the Collateral prior to a default under the Cash Collateral order or DIP Financing documentation, and (iv) any such DIP Financing is otherwise subject to the terms of the Intercreditor Agreement. If First Lien Creditors offer to provide DIP Financing that meets the requirements set forth in clauses (i) through (iv) above, the Collateral Agent will not have the right to, directly or indirectly, provide, offer to provide, or support any DIP Financing secured by a Lien senior to or pari passu with the Liens securing the First Lien Priority Obligations. If, in connection with any Cash Collateral use or DIP Financing, any First Priority Liens on the Collateral are subject to a surcharge or are subordinated to an administrative priority claim, a professional fee "carve out," or fees owed to the United States Trustee, then the Second Priority Liens on the

    Collateral will also be subordinated to such interest or claim and will remain subordinated to the First Priority Liens on the Collateral consistent with the Intercreditor Agreement.

  (b)
  The Collateral Agent has agreed that it will consent to, and will not object to or oppose, a motion to dispose of any Collateral free and clear of the Liens or other claims in favor of the Collateral Agent under Section 363 of the United States Bankruptcy Code if the requisite First Lien Creditors under the First Lien Documents have consented to such disposition of such assets, and such motion does not impair, subject to the priorities set forth in the Intercreditor Agreement, the rights of Second Lien Creditors under Section 363(k) of the United States Bankruptcy Code (so long as the right of the Second Lien Creditors to offset their claim against the purchase price is only after the First Lien Priority Obligations have been paid in full in cash).

  (c)
  Until the Discharge of First Lien Priority Obligations, the Collateral Agent will agree not to (a) seek (or support any other Person seeking) relief from the automatic stay or any other stay in any insolvency proceeding in respect of the Collateral, without the prior written consent of the First Lien Agent, unless a motion for adequate protection by the Collateral Agent that is permitted under clauses (e)(i) through (e)(ii) below has been denied by the court before which the applicable insolvency proceeding is pending, or (b) oppose any request by the First Lien Agent or any First Lien Creditor to seek relief from the automatic stay or any other stay in any insolvency proceeding in respect of the Collateral.

  (d)
  In any insolvency proceeding involving the Issuers or any Guarantor, no Second Lien Creditor will contest (or support any other Person contesting):

  (i)
  any request by the First Lien Agent or other First Lien Creditors for adequate protection; or

  (ii)
  any objection by the First Lien Agent or First Lien Creditors to any motion, relief, action, or proceeding based on the First Lien Agent or First Lien Creditors claiming a lack of adequate protection.

  (e)
  In any insolvency proceeding involving the Issuers or any Guarantor:

  (i)
  if any one or more First Lien Creditors are granted adequate protection in the form of a replacement Lien (on existing or future assets of the Issuers or any Guarantor) in connection with any DIP Financing or use of Cash Collateral, then the Collateral Agent will also be entitled to seek, without objection from First Lien Creditors, adequate protection in the form of a replacement Lien (on such existing or future assets of the Issuers or any Guarantor), which replacement Lien, if obtained, will be subordinate to the Liens securing the First Lien Obligations (including those under a DIP Financing) on the same basis as the other Liens securing the Second Lien Obligations are subordinate to the First Lien Obligations under the Intercreditor Agreement; and

  (ii)
  if any one or more First Lien Creditors are granted adequate protection in the form of an expense of administration claim in connection with any DIP Financing or use of Cash Collateral, then the Collateral Agent will also be entitled to seek, without objection from First Lien Creditors, adequate protection in the form of an expense of administration claim, which administration claim, if obtained, will be subordinate to the administration claim of the First Lien Creditors.

    Except as set forth in clauses (i) and (ii), the Second Lien Creditors shall not be entitled to seek adequate protection until Discharge of First Lien Priority Obligations.

  (f)
  Neither the Collateral Agent nor any other Second Lien Creditor will object to, oppose, or challenge any claim by the First Lien Agent or any First Lien Creditor for allowance in any insolvency proceeding of First Lien Obligations consisting of post-petition interest, fees, or expenses.

  (g)
  Neither the First Lien Agent nor any other First Lien Creditor will object to, oppose, or challenge any claim by the Collateral Agent or any Second Lien Creditor for allowance in any insolvency proceeding of Second Lien Obligations consisting of post-petition interest, fees, or expenses.

Payment Waterfall

        The Intercreditor Agreement provides that any Collateral or proceeds thereof received by any of the First Lien Creditors or the Second Lien Creditors in connection with any disposition of, or collection on, such Collateral upon the enforcement or exercise of any right or remedy (including any right of setoff) (regardless of whether an insolvency proceeding has been commenced) shall be applied as follows:

    first, to the payment of costs and expenses of the First Lien Agent in accordance with the First Lien Documents, and then to the payment of costs and expenses of the Collateral Agent in accordance with the Second Lien Documents, as the case may be, in connection with such enforcement or exercise (to the extent not prohibited under the terms of the Intercreditor Agreement);

    second, to the payment in full in cash or cash collateralization of the First Lien Priority Obligations in accordance with the First Lien Documents, and in the case of payment of any revolving loans, together with the concurrent permanent reduction of any revolving loan commitment thereunder in an amount equal to the amount of such payment;

    third, to the payment in full in cash of the Second Lien Priority Obligations in accordance with the Second Lien Documents;

    fourth, to the payment in full in cash of the Excess First Lien Obligations in accordance with the First Lien Documents;

    fifth, to the payment in full in cash of the Excess Second Lien Obligations in accordance with the Second Lien Documents; and

    sixth, any surplus Collateral or proceeds then remaining will be returned to the Issuers, the applicable Guarantor or to whomsoever may be lawfully entitled to receive the same or as a court of competent jurisdiction may direct.

Payment Over

        The Intercreditor Agreement provides that so long as the Discharge of First Lien Priority Obligations has not occurred (regardless of whether an insolvency proceeding has been commenced), any Collateral or any proceeds thereof received by the Collateral Agent or any other Second Lien Creditor in violation of the Intercreditor Agreement with respect to the Collateral, or otherwise, will be segregated and held in trust and either retained or forthwith transferred or paid over to the First Lien Agent for the benefit of the First Lien Creditors in the same form as received, together with any necessary endorsements.

Certain Voting Matters

        The Intercreditor Agreement provides that the Second Lien Creditors may not vote on any plan of reorganization (including, without limitation, the right to vote to accept or reject any plan of partial or complete liquidation, reorganization, arrangement, composition or extension) to the extent in contravention of the Lien priorities and other rights expressly set forth in the Intercreditor Agreement.

Postponement of Subrogation

        The Intercreditor Agreement provides that no payment or distribution to any First Lien Creditor pursuant to the provisions of the Intercreditor Agreement will entitle any Second Lien Creditor to exercise any rights of subrogation in respect thereof until the Discharge of First Lien Priority Obligations will have occurred.

Unsecured Creditor Remedies

        The Intercreditor Agreement provides that, subject to the terms and provisions thereof, the Collateral Agent and the other Second Lien Creditors may, in accordance with the Second Lien Documents and applicable law, exercise any rights and exercise remedies against the Issuers and the Guarantors that could be exercised as an unsecured creditor. Notwithstanding the above, in the event that any Second Lien Creditor becomes a judgment Lien creditor in respect of Collateral as a result of its enforcement of its rights as an unsecured creditor, such judgment Lien will be subject to the terms of the Intercreditor Agreement for all purposes (including in relation to the First Priority Liens and the First Lien Obligations) to the same extent as all other Liens securing the Second Lien Obligations are subject to the Intercreditor Agreement.

Purchase Option

        The Intercreditor Agreement provides that within 15 days of the occurrence (and during the continuation) of (i) the acceleration of any First Lien Priority Obligations, (ii) the First Lien Agent's exercise of remedies with respect to all or a material portion of the Collateral, (iii) the occurrence of an event of default under the Second Lien Documents as a result of a failure to make payment of any Second Lien Priority Obligation when due under the terms of the Second Lien Documents, or (iv) the commencement of an insolvency proceeding with respect to any Issuer or any Guarantor, then, in any such case, any one or more of Second Lien Creditors (acting in their individual capacity or through one or more affiliates) will have the right, but not the obligation, upon five Business Days advance written notice from such Second Lien Creditors (a "Purchase Notice") to the First Lien Agent, for the benefit of First Lien Creditors, to acquire from First Lien Creditors all (but not less than all) of the right, title, and interest of First Lien Creditors in and to the First Lien Priority Obligations and the First Lien Documents. The Purchase Notice, if given, will be irrevocable. On the date specified in the Purchase Notice (which will not be more than five Business Days after the receipt by the First Lien Agent of the Purchase Notice), First Lien Creditors will sell to the purchasing Second Lien Creditors and purchasing Second Lien Creditors will purchase from First Lien Creditors, the First Lien Priority Obligations.

        On the date of such purchase and sale, purchasing Second Lien Creditors will (i) pay to First Lien Agent, for the benefit of First Lien Creditors, as the purchase price therefor the full amount of all the First Lien Obligations (other than the Excess First Lien Obligations and other than First Lien Obligations cash collateralized in accordance with clause (ii) below) then outstanding and unpaid, including any prepayment premiums that would have been payable to the First Lien Creditors under the Credit Facility if the Credit Facility had been repaid in full on such date, (ii) furnish cash collateral to First Lien Agent in such amounts as First Lien Agent determines is reasonably necessary to secure First Lien Agent and First Lien Creditors in connection with any issued and outstanding letters of credit (but not in any event in an amount greater than 103% of the aggregate undrawn amount of such letters of credit), (iii) purchase all bank product and hedging obligations in an amount reasonably determined to be adequate by the First Lien Agent, and (iv) agree to reimburse the First Lien Agent and First Lien Creditors for all expenses to the extent earned or due and payable in accordance with the First Lien Documents.

        If the purchase option is exercised, such First Lien Obligations shall be purchased pro rata among the Second Lien Creditors giving notice to the First Lien Agent of their intent to exercise the purchase option hereunder according to Second Lien Creditors' portion of the Second Lien Obligations outstanding on the date of purchase. In no event shall the Collateral Agent be obligated to monitor any of the events related to the purchase option described above, nor shall the Collateral Agent have any responsibility to execute, or any liability in connection with the execution of such purchase.

Release of Second Priority Liens

        The Intercreditor Agreement provides that if, in connection with (i) any disposition of any Collateral permitted under the terms of the First Lien Documents and Second Lien Documents, (ii) the enforcement or exercise of any rights or remedies with respect to the Collateral, including any disposition of Collateral or (iii) any private or public disposition of all or any material portion of the Collateral by the Issuers or one or more Guarantors with the consent of the First Lien Agent after the occurrence and during the continuance of an event of default under the First Lien Documents, which disposition is conducted by the Issuers or such Guarantors with the consent of the First Lien Agent in connection with good faith efforts by the First Lien Agent to collect the First Lien Obligations through the disposition of Collateral (any such disposition, a "Default Disposition"), the First Lien Agent, for itself and on behalf of the other First Lien Creditors, (x) releases any of the First Priority Liens, or (y) releases any Guarantor from its obligations under its guarantee of the First Lien Obligations (in each case, a "Release"), other than any such Release granted following the Discharge of First Lien Priority Obligations, then the Second Priority Liens on such Collateral, and the obligations of such Guarantor under its Note Guarantee, will be automatically, unconditionally and simultaneously released, and the Collateral Agent and the other Second Lien Creditors will promptly execute and deliver such release documents as the First Lien Agent may reasonably request to effectively confirm such Release and as may be otherwise reasonably required to consummate such Release and any related transactions; provided that, (x) in the case of a disposition of Collateral in accordance with clauses (ii) and (iii) above, the Second Priority Liens may not be so Released if the proceeds of such disposition are not applied to repay the First Lien Obligations and permanently reduce any commitments thereunder by a corresponding amount and (y) in the case of a disposition of Collateral in accordance with clause (iii) above, with respect to Collateral that is subject to Article 9 of the Uniform Commercial Code, the Issuers or the relevant Guarantors consummating such Default Disposition have (A) provided the Collateral Agent with the prior written notice that would have been required if the Default Disposition were a disposition of collateral by a secured creditor under Article 9 of the Uniform Commercial Code, and (B) conducted such Default Disposition in a commercially reasonable manner as if such Default Disposition were a disposition of collateral by a secured creditor in accordance with Article 9 of the Uniform Commercial Code.

        Whether before or after the Discharge of First Lien Priority Obligations, the Issuers and the Guarantors will be entitled to releases of assets included in the Collateral from the Liens securing the Notes under any one or more of the following circumstances:

  (1)
  to enable the Issuers to consummate asset sales and dispositions permitted or not prohibited under the covenant described below under "Repurchase at the Option of Holders—Asset Sales"; provided, that such Liens will not be released if such sale or disposition is to a Restricted Subsidiary or is subject to the covenant described below under the caption "Certain Covenants—Merger, Consolidation or Sale of Assets";

  (2)
  with respect to the assets of a Guarantor that constitute Collateral, upon the release of such Guarantor from its Note Guarantee; and

  (3)
  as described under "—Amendment, Supplement and Waiver" below.

        The Liens on all Collateral that secures the Notes and the Note Guarantees also will be released:

  (1)
  if the Issuers exercise their legal defeasance option or covenant defeasance option as described below under "—Legal Defeasance and Covenant Defeasance"; or

  (2)
  upon satisfaction and discharge of the Indenture as described below under "—Satisfaction and Discharge" or payment in full of the principal of, premium, if any, and accrued and unpaid interest on the Notes and all other Obligations that are then due and payable.

        Subject to the terms of the Security Documents and subject to rights of the holders of the First Lien Obligations, the Issuers and each Guarantor will have the right to remain in possession and retain exclusive control of the Collateral securing the Notes, to freely operate such Collateral and to collect, invest and dispose of any income therefrom.

Amendments to Security Documents

        The Intercreditor Agreement provides that, subject to limitations (if any) set forth therein, in the event the First Lien Agent or the other First Lien Creditors enter into any amendment, waiver or consent in respect of any of the First Lien Security Documents for the purpose of adding to, or deleting from, or waiving or consenting to any departures from any provisions of, any such document or changing in any manner the rights of the First Lien Agent, the other First Lien Creditors, the Issuers or any other grantor thereunder, then such amendment, waiver or consent will apply automatically to any comparable provision of the Security Documents without the consent of the Second Lien Creditors and without any action by any of the foregoing, provided, that no such amendment will (A) contravene the provisions of the Intercreditor Agreement, (B) remove or release any Collateral subject to a Second Priority Lien, except to the extent that (x) the release is permitted or required under the provisions set forth under the heading "—Insolvency and Liquidation Proceedings" or "—Release of Second Priority Liens" and (y) there is a corresponding release of Collateral from the First Priority Lien, (C) materially and adversely affect the rights of the Second Lien Creditors without the consent of the Collateral Agent, unless it also affects the First Lien Creditors in a like or similar manner, or (D) impose duties on the Collateral Agent, without its consent. Notice of such amendment, waiver or consent will be given to the Collateral Agent no later than 30 days after its effectiveness, provided that the failure to give such notice will not affect the effectiveness and validity thereof.

Compliance with Trust Indenture Act

        The Indenture provides that the Issuers will comply with the provisions of TIA §314 to the extent applicable. To the extent applicable, the Issuers will cause TIA §313(b), relating to reports, and TIA §314(d), relating to the release of property or securities subject to the Lien of the Security Documents, to be complied with. Any certificate or opinion required by TIA §314(d) may be made by an officer or legal counsel, as applicable, of the Issuers, except in cases where TIA §314(d) requires that such certificate or opinion be made by an independent Person, which Person will be an independent engineer, appraiser or other expert selected by or reasonably satisfactory to the Trustee. Notwithstanding anything to the contrary in this paragraph, the Issuers will not be required to comply with all or any portion of TIA §314(d) if they reasonably determine that under the terms of TIA §314(d) or any interpretation or guidance as to the meaning thereof of the SEC and its staff, including "no action" letters or exemptive orders, all or any portion of TIA §314(d) is inapplicable to any release or series of releases of Collateral.

        Without limiting the generality of the foregoing, certain no action letters issued by the SEC have permitted an indenture qualified under the Trust Indenture Act to contain provisions permitting the release of collateral from Liens under such indenture in the ordinary course of the issuer's business without requiring the issuer to provide certificates and other documents under Section 314(d) of the

Trust Indenture Act. The Issuers and the Guarantors may, subject to the provisions of the Indenture, among other things, without any release or consent by the holders of the Notes, conduct ordinary course activities with respect to the Collateral, including, without limitation:

  •
  selling or otherwise disposing of, in any transaction or series of related transactions, any property subject to the Lien of the Security Documents that has become worn out, defective, obsolete or not used or useful in the business;

  •
  abandoning, terminating, canceling, releasing or making alterations in or substitutions of any leases or contracts subject to the Lien of the Indenture or any of the Security Documents;

  •
  surrendering or modifying any franchise, license or permit subject to the Lien of the Security Documents that it may own or under which it may be operating;

  •
  altering, repairing, replacing, changing the location or position of and adding to its structures, machinery, systems, equipment, fixtures and appurtenances;

  •
  granting a license of any intellectual property;

  •
  selling, transferring or otherwise disposing of inventory in the ordinary course of business; and

  •
  abandoning any intellectual property that is no longer used or useful in the Issuers' business.

Certain Bankruptcy and Other Limitations

        The ability of the Collateral Agent and the holders of the Notes to realize upon the Collateral may be subject to certain bankruptcy law limitations in the event of a bankruptcy of an Issuer or Guarantor. See "Risk Factors—Risks Related to the Notes—Rights of holders of Notes in the collateral may be adversely affected by bankruptcy proceedings." The ability of the Collateral Agent and the holders of the Notes to foreclose on the Collateral may be subject to lack of perfection, the consent of third parties, prior Liens and practical problems associated with the realization of the Collateral Agent's Lien on the Collateral.

        Additionally, the Collateral Agent may need to evaluate the impact of the potential liabilities before determining to foreclose on Collateral consisting of real property (if any) because a secured creditor that holds a Lien on real property may be held liable under environmental laws for the costs of remediating or preventing release or threatened releases of hazardous substances at such real property. Consequently, the Collateral Agent may decline to foreclose on such Collateral or exercise remedies available if it does not receive indemnification to its satisfaction from the holders of the Notes.

Optional Redemption

        Except as described below and under "—Change of Control," the Notes are not redeemable at the Issuers' option.

        At any time prior to July 15, 2015, the Issuers may on any one or more occasions redeem up to 35% of the aggregate principal amount of Notes issued under the Indenture, upon not less than 30 nor more than 60 days' notice, at a redemption price of 109.250% of the aggregate principal amount of the Notes, plus accrued and unpaid interest and Additional Interest, if any, to but not including, the redemption date using an amount of cash equal to the net cash proceeds of one or more Equity Offerings, provided that:

  (1)
  at least 65% of the aggregate principal amount of Notes originally issued under the Indenture (excluding Notes held by an Issuer or a Subsidiary of an Issuer) remains outstanding immediately after the occurrence of such redemption; and

  (2)
  the redemption occurs within 90 days of the date of the closing of such Equity Offering.

        At any time prior to July 15, 2015, the Notes may be redeemed in whole or in part at the option of the Issuers, upon not less than 30 days nor more than 60 days' prior notice mailed by first-class mail to each holder's registered address (or transmitted otherwise in accordance with the applicable procedures of DTC), with a copy to the Trustee, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus the Applicable Premium as of, and accrued and unpaid interest and Additional Interest, if any, to, but not including, the date of redemption (subject to the right of holders of record on the relevant record date to receive interest due on the interest payment date.

        On or after July 15, 2015, the Issuers may redeem the Notes, in whole or in part, upon not less than 30 days nor more than 60 days' notice by first-class mail, postage prepaid, with a copy to the Trustee, to each holder of Notes to the address of such holder appearing in the security register (or otherwise in accordance with the procedures of DTC), at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Additional Interest, if any, on the Notes redeemed, to, but not including, the applicable redemption date, if redeemed during the period set forth below, subject to the rights of holders of Notes on the relevant record date to receive interest on the relevant interest payment date:

For the period below	Percentage
On or after July 15, 2015 to January 14, 2016	104.625%
On or after January 15, 2016 to July 14, 2016	103.469%
On or after July 15, 2016 to January 14, 2017	102.313%
On or after January 15, 2017 to July 14, 2017	101.156%
On or after July 15, 2017	100.000%

        Unless the Issuers default in the payment of the redemption price, interest will cease to accrue on the Notes or portions thereof called for redemption on the applicable redemption date.

        The Trustee shall select the Notes to be purchased in the manner described under the caption "—Selection and Notice."

        Notice of redemption may, at the Issuers' option and discretion, be subject to one or more conditions precedent, including, but not limited to, completion of an Equity Offering or Change of Control, as the case may be. If any such redemption or notice is subject to satisfaction of one or more conditions precedent, such notice shall state that, in the Issuers' discretion, the redemption date may be delayed until such time as any or all such conditions shall be satisfied, or such redemption may not occur and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied by the redemption date, or by the redemption date so delayed.

Mandatory Redemption

        Except to the extent that the Issuers may be required to offer to purchase the Notes as set forth below under "—Repurchase at the Option of Holders," the Issuers are not required to make mandatory redemption or sinking fund payments with respect to the Notes.

Repurchase at the Option of Holders

Change of Control

        If a Change of Control occurs, each holder of Notes will have the right to require the Issuers to repurchase all or any part (equal to $2,000 or an integral multiple of $1,000 in excess thereof) of that holder's Notes pursuant to the offer described below (a "Change of Control Offer") at a price in cash on the terms set forth in the Indenture. In the Change of Control Offer, the Issuers will offer a payment (a "Change of Control Payment") in cash equal to 101% of the aggregate principal amount of Notes repurchased plus accrued and unpaid interest and Additional Interest, if any, on the Notes repurchased to, but not including, the date of purchase, subject to the rights of holders of Notes on the relevant record date to receive interest due on the relevant interest payment date. Within ten days following any Change of Control, the Issuers will mail such Change of Control Offer by first-class mail, with a copy to the Trustee, to each holder of Notes to the address of such holder appearing in the security register (or otherwise in accordance with the procedures of DTC), with the following information:

  (1)
  a Change of Control Offer is being made pursuant to the covenant entitled "Change of Control," and that all Notes properly tendered pursuant to such Change of Control Offer will be accepted for payment;

  (2)
  the purchase price and the purchase date, which will be no earlier than 30 days nor later than 60 days from the date such notice is mailed (the "Change of Control Payment Date");

  (3)
  any note not properly tendered will remain outstanding and continue to accrue interest;

  (4)
  unless the Issuers default in the payment of the Change of Control Payment, all Notes accepted for payment pursuant to the Change of Control Offer will cease to accrue interest on, but not including, the Change of Control Payment Date;

  (5)
  holders electing to have any Notes purchased pursuant to a Change of Control Offer will be required to surrender the Notes, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the Notes completed, to the paying agent specified in the notice at the address specified in the notice prior to the close of business on the third business day preceding the Change of Control Payment Date;

  (6)
  holders will be entitled to withdraw their tendered Notes and their election to require the Issuers to purchase such Notes; provided that the paying agent receives, not later than the close of business on the last day of the offer period, an electronic mail, facsimile transmission or letter setting forth the name of the holder of the Notes, the principal amount of Notes tendered for purchase, and a statement that such holder is withdrawing his tendered Notes and his election to have such Notes purchased;

  (7)
  if such notice is mailed prior to the occurrence of a Change of Control, stating the Change of Control Offer is conditional on the occurrence of such Change of Control; and

  (8)
  that holders whose Notes are being purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered, which unpurchased portion must be equal to $2,000 or an integral multiple of $1,000 in excess thereof.

        While the Notes are in global form and the Issuers make an offer to purchase all or any portion of the Notes pursuant to the Change of Control Offer, a holder may exercise its option to elect for the purchase of the Notes through the facilities of DTC, subject to its rules and regulations.

        The Issuers will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the Indenture, the Issuers will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the Indenture by virtue of such compliance.

        On the Change of Control Payment Date, the Issuers will, to the extent lawful:

  (1)
  accept for payment all Notes or portions of Notes properly tendered pursuant to the Change of Control Offer;

  (2)
  deposit with the paying agent no later than 10:00 a.m., New York City time, an amount equal to the Change of Control Payment in respect of all Notes or portions of Notes properly tendered; and

  (3)
  deliver or cause to be delivered to the Trustee for cancellation the Notes properly accepted, together with an Officers' Certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by the Issuers.

        The paying agent will promptly mail to each holder of Notes properly tendered and so accepted the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book-entry) to each holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered by each such holder, if any; provided, that each such new Note will be in a principal amount of $2,000 or an integral multiple of $1,000 in excess thereof. Any Note so accepted for payment will cease to accrue interest on and after the Change of Control Payment Date. The Issuers will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

        The provisions described above that require the Issuers to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the holders of the Notes to require that the Issuers repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

        The Issuers will not be required to make a Change of Control Offer following a Change of Control if (1) a third-party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Issuers and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer or (2) notice of redemption has been given pursuant to the Indenture as described under the caption "—Optional Redemption," unless and until there is a default in payment of the applicable redemption price. Notwithstanding anything to the contrary herein, a Change of Control Offer may be made in advance of a Change of Control, and conditioned upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of the making of the Change of Control Offer.

        The Credit Agreement contains (subject to limited exceptions), and future Credit Facilities or other agreements relating to senior Indebtedness to which the Issuers become a party may contain, prohibitions of certain events, including events that would constitute a Change of Control. The exercise by the holders of Notes of their rights to require the Issuers to repurchase the Notes upon a Change of Control could cause a default thereunder, even if the Change of Control itself does not, due to the financial effect of such repurchases on the Issuers. In the event a Change of Control occurs at a time when the Issuer is prohibited from purchasing the Notes, the Issuers could seek the consent of its lenders to permit the purchase of the Notes or could attempt to refinance the borrowings that contain such prohibition. If the Issuers do not obtain such consent or repay such borrowing, the Issuers will remain prohibited from purchasing the Notes and such default could result in amounts outstanding under the Credit Agreement being declared due and payable. In that case, the Issuers' failure to purchase tendered Notes would constitute an Event of Default under the Indenture which could, in turn, constitute a default under the other Indebtedness. Finally, the Issuers' ability to pay cash to the holders of Notes upon a repurchase may be limited by the Issuers' then existing financial resources. See "Risk Factors—Risks Related to the Notes—Our ability to repurchase the Notes with cash upon a change of control or upon an offer to repurchase the Notes in the case of an asset sale, as required by the indenture, may be limited."

        The Change of Control purchase feature of the Notes may in certain circumstances make more difficult or discourage a sale or takeover of us and, thus, the removal of incumbent management. The Change of Control purchase feature is a result of negotiations between the initial purchaser of the Notes and us. As of the date of this prospectus, we have no present intention to engage in a transaction involving a Change of Control, although it is possible that we could decide to do so in the future. Subject to the limitations discussed below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of Indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings. Restrictions on our ability to incur additional Indebtedness are contained in the covenants described under the captions "—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock" and "—Certain Covenants—Liens." Such restrictions in the Indenture can be waived only with the consent of the holders of a majority in principal amount of the Notes then outstanding. Except for the limitations contained in such covenants, however, the Indenture will not contain any covenants or provisions that may afford holders of the Notes protection in a highly levered transaction.

        The definition of "Change of Control" includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of "all or substantially all" of the properties or assets of the Issuers and their Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Notes to require the Issuers to repurchase its Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Issuers and their Subsidiaries taken as a whole to another Person or group may be uncertain.

        The existence of a holder's right to require the Issuers to repurchase such holder's Notes upon the occurrence of a Change of Control may deter a third party from seeking to acquire the Issuers in a transaction that would constitute a Change of Control.

        In the event that holders of not less than 90% in aggregate principal amount of the outstanding Notes accept a Change of Control Offer and the Issuers (or any third party making such Change of Control Offer in lieu of the Issuers as described above) purchases all of the Notes tendered by such holders, the Issuers shall have the right, upon not less than 30 nor more than 60 days prior notice, given not more than 30 days following the purchase pursuant to the Change of Control Offer described above, to redeem all of the Notes that remain outstanding following such purchase at a redemption price equal to the Change of Control purchase price, including interest to the date of redemption (subject to the right of holders of record on the relevant record date to receive interest on the relevant interest payment date).

        The provisions under the Indenture relative to our obligation to make an offer to repurchase the Notes as a result of a Change of Control may be waived or modified with the written consent of the holders of a majority in principal amount of the Notes.

Asset Sales

        The Issuers will not, and will not permit any of their Restricted Subsidiaries to, consummate an Asset Sale unless:

  (1)
  the Issuer (or the Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the Fair Market Value (measured as of the date of the definitive agreement with respect to such Asset Sale) of the assets or Equity Interests issued or sold or otherwise disposed of; and

  (2)
  at least 75% of the consideration received in the Asset Sale by the Issuers or such Restricted Subsidiary is in the form of cash or Cash Equivalents. For purposes of this clause (2) only, each of the following will be deemed to be cash:

  (a)
  any liabilities, as shown on the most recent consolidated balance sheet of the Issuers or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes or any Note Guarantee) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases the Issuers or such Restricted Subsidiary from further liability;

  (b)
  any securities, notes or other obligations received by the Issuers or any such Restricted Subsidiary from such transferee that are promptly, but in any event within 30 days of such Asset Sale, subject to ordinary settlement periods, converted by the Issuers or such Restricted Subsidiary into cash or Cash Equivalents, to the extent of the cash or Cash Equivalents received in that conversion; and

  (c)
  any stock or assets of the kind referred to in clauses (2) or (4) of the next paragraph of this covenant.

        Within 360 days after the receipt of any Net Proceeds from an Asset Sale, the Issuers (or the applicable Restricted Subsidiary, as the case may be) may apply such Net Proceeds:

  (1)
  to repay Indebtedness and other Obligations under a Credit Facility and to the extent such Credit Facility is a revolving facility, to correspondingly reduce commitments with respect thereto;

  (2)
  to acquire all or substantially all of the assets of, or any Capital Stock of, another Permitted Business, if, after giving effect to any such acquisition of Capital Stock, the Permitted Business is or becomes a Restricted Subsidiary of an Issuer;

  (3)
  to make a capital expenditure;

  (4)
  to acquire other assets that are not classified as current assets under GAAP and that are used or useful in a Permitted Business; provided that the assets (including Voting Stock) acquired with the Net Proceeds from any disposition of Collateral are pledged as Collateral in accordance with the Security Documents, subject to the exceptions set forth therein; or

  (5)
  expenses incurred in connection with the generation of new customers or the sale of additional services to existing customers.

        Pending the final application of any Net Proceeds, the Issuers may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the Indenture.

        Any Net Proceeds from Asset Sales that are not applied or invested as provided in the second paragraph of this covenant will constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $5.0 million, the Issuers will, within 30 days thereof, make one or more offers to the holders of the Notes (and, at the option of the Issuers, the holders of Other Pari Passu Obligations) to purchase Notes (and Other Pari Passu Obligations) pursuant to and subject to the conditions contained in the Indenture (each, an "Asset Sale Offer"), that are $2,000 or an integral multiple of $1,000 in excess thereof that may be purchased out of the Excess Proceeds at an offer price in cash in an amount equal to 100% of the principal amount thereof, plus accrued and unpaid interest and Additional Interest, if any, to, but not including, the date fixed for the closing of such offer, in accordance with the procedures set forth in the Indenture. The Issuers will commence an Asset Sale Offer with respect to Excess Proceeds within 30 days after the date that Excess Proceeds exceeds $5.0 million by mailing (or transmitting otherwise in accordance with the procedures of DTC), the notice required pursuant to the terms of the Indenture, with a copy to the Trustee. To the extent that the aggregate amount of Notes and such Other Pari Passu Obligations tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Issuers may use any remaining Excess Proceeds for any purpose not otherwise prohibited by the Indenture. If the aggregate principal amount of Notes or the Other Pari Passu Obligations tendered by such holders thereof exceeds the amount of Excess Proceeds, the Notes and such Other Pari Passu Obligations will be purchased on a pro rata basis based on the accreted value or principal amount of the Notes or such Other Pari Passu Obligations tendered. Upon completion of any such Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero.

        Notwithstanding anything to the contrary in this covenant, all references herein to "Net Proceeds" and "Excess Proceeds" shall be deemed to mean cash in an amount equal to the amount of Net Proceeds or Excess Proceeds, as applicable, but not necessarily the actual cash received from the relevant Asset Sale. The Issuers and their Subsidiaries shall have no obligation to segregate, trace or otherwise identify Net Proceeds or Excess Proceeds (other than the amounts thereof), it being agreed that cash is fungible and that the Issuers' obligations under this covenant may be satisfied by the application of funds from other sources.

        The Issuers will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the Indenture, the Issuers will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the Indenture by virtue of such compliance.

        The agreements governing the Issuers' other Indebtedness contain, and future agreements may contain, prohibitions of certain events, including prohibition of a Change of Control or an Asset Sale and including repurchases of or other prepayments in respect of the Notes. The exercise by the holders of Notes of their right to require the Issuers to repurchase the Notes upon a Change of Control or an Asset Sale could cause a default under these other agreements, even if the Change of Control or Asset Sale itself does not, due to the financial effect of such repurchases on the Issuers. In the event a Change of Control or Asset Sale occurs at a time when the Issuers are prohibited from purchasing Notes, the Issuers could seek the consent of their senior lenders to the purchase of Notes or could attempt to refinance the borrowings that contain such prohibition. If the Issuers do not obtain a consent or repay those borrowings, the Issuers will remain prohibited from purchasing Notes. In that case, the Issuers' failure to purchase tendered Notes would constitute an Event of Default under the Indenture, which could, in turn, constitute a default under the other indebtedness. Finally, the Issuers' ability to pay cash to the holders of Notes upon a repurchase may be limited by the Issuers' then existing financial resources. See "Risk Factors—Risks Related to the Notes—Our ability to repurchase the Notes with cash upon a change of control or upon an offer to repurchase the Notes in the case of an asset sale, as required by the indenture, may be limited."

Selection and Notice

        If less than all of the Notes are to be redeemed at any time, the Trustee will select Notes for redemption on a pro rata basis or by lot of such similar method (and in the case of global Notes, in accordance with the procedures of DTC), unless otherwise required by law or applicable stock exchange requirements; provided that no Notes of $2,000 or less shall be purchased or redeemed in part.

        Notices of redemption will be mailed by first-class mail (or transmitted otherwise in accordance with the procedures of DTC) at least 30 but not more than 60 days before the redemption date to each holder of Notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of the Indenture.

        If any Note is to be redeemed in part only, the notice of redemption that relates to that Note will state the portion of the principal amount of that note that is to be redeemed. A new note in principal amount equal to the unpurchased or unredeemed portion of the original note purchased or redeemed in part will be issued in the name of the holder of Notes upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions of Notes called for redemption.

Certain Covenants

Restricted Payments

        The Issuers will not, and will not permit any of their Restricted Subsidiaries to, directly or indirectly:

  (1)
  declare or pay any dividend or make any other payment or distribution on account of any Issuer's or any of their Restricted Subsidiaries' Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving an Issuer or any of its Restricted Subsidiaries) or to the direct or indirect holders of the Issuers' or any of their Restricted Subsidiaries' Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of an Issuer and other than dividends or distributions payable to an Issuer or a Restricted Subsidiary of an Issuer);

  (2)
  purchase, redeem, defease or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving an Issuer) any Equity Interests of an Issuer or any direct or indirect parent of an Issuer (other than Equity Interests owned by an Issuer or a Restricted Subsidiary);

  (3)
  make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness of an Issuer or any Guarantor that is contractually subordinated to the Notes or to any Note Guarantee (excluding any intercompany Indebtedness between or among the Issuers and any of their Restricted Subsidiaries), except a payment of interest or principal at or within one year of the Stated Maturity thereof; or

  (4)
  make any Restricted Investment;

(all such payments and other actions set forth in these clauses (1) through (4) above being collectively referred to as "Restricted Payments"),

unless, at the time of and after giving effect to such Restricted Payment:

  (1)
  no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment;

  (2)
  the Issuers would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption "—Incurrence of Indebtedness and Issuance of Preferred Stock"; and

  (3)
  such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Issuers and their Restricted Subsidiaries since the Issue Date (excluding Restricted Payments permitted by clauses (2), (3), (4), (6), (7), (8), (10) and (11) of the next succeeding paragraph), is less than the sum, without duplication, of:

  (a)
  100% of the Consolidated Cash Flow (or if Consolidated Cash Flow shall be a deficit, minus 100% of such deficit) for the period (taken as one accounting period) from

      January 1, 2013 to the end of the Issuers' most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment, less the product of 2.0 times the Issuers' consolidated interest expense determined in accordance with GAAP for the same period; plus

    (b)
    100% of the aggregate net cash proceeds and the fair market value of marketable securities and other property received by an Issuer since the Issue Date as a contribution to its common equity capital or from the issue or sale of Equity Interests of an Issuer (other than Disqualified Stock) or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of an Issuer that have been converted into or exchanged for such Equity Interests (other than contributions from and Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of an Issuer); plus

    (c)
    to the extent that any Restricted Investment that was made after the Issue Date is sold for cash or otherwise liquidated or repaid for cash, the lesser of (i) the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any) and (ii) the initial amount of such Restricted Investment; plus

    (d)
    to the extent that any Unrestricted Subsidiary of the Issuers designated as such after the Issue Date is redesignated as a Restricted Subsidiary after the Issue Date, the lesser of (i) the Fair Market Value of the Issuers' Investment in such Subsidiary as of the date of such redesignation or (ii) such Fair Market Value as of the date on which such Subsidiary was originally designated as an Unrestricted Subsidiary after the Issue Date.

        The preceding provisions will not prohibit:

  (1)
  the payment of any dividend or the consummation of any irrevocable redemption within 60 days after the date of declaration of the dividend or giving of the redemption notice, as the case may be, if at the date of declaration or notice, the dividend or redemption payment would have complied with the provisions of the Indenture;

  (2)
  the making of any Restricted Payment in exchange for, or out of the net cash proceeds of the substantially concurrent issuance or sale (other than to a Subsidiary of an Issuer) of, Equity Interests of an Issuer (other than Disqualified Stock) or from the substantially concurrent contribution to the common equity capital of Holdings; provided that the amount of any such net cash proceeds that are utilized for any such Restricted Payment will be excluded from clause (3)(b) of the preceding paragraph;

  (3)
  the repurchase, redemption, defeasance or other acquisition or retirement for value of Indebtedness of any Issuer or any Guarantor that is contractually subordinated to the Notes or to any Note Guarantee in exchange for, or with the net cash proceeds from, a substantially concurrent incurrence of Permitted Refinancing Indebtedness;

  (4)
  the payment of any dividend (or, in the case of any partnership or limited liability company, any similar distribution) by a Restricted Subsidiary of an Issuer to the holders of its Equity Interests on a pro rata basis;

  (5)
  the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of an Issuer or any Restricted Subsidiary of an Issuer held by any current or former officer, director or employee (or a permitted transferee therefrom) of an Issuer or any of its Restricted Subsidiaries pursuant to any equity subscription agreement, stock option agreement, shareholders' agreement or similar agreement; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests (excluding amounts representing the cancellation of Indebtedness owed to an Issuer or a Restricted Subsidiary in connection with a repurchase of Equity Interests of an Issuer or a Restricted Subsidiary or funded by "key-man" life insurance policies) may not exceed $2.0 million in any twelve-month period;

  (6)
  repurchases, redemptions and other acquisitions and retirements of Capital Stock deemed to occur upon exercise of stock options if such Capital Stock represents a portion of the exercise price of such options, and repurchases, redemptions and other acquisitions and retirements of Capital Stock made in lieu of withholding taxes in connection with any exercise or exchange of stock options;

  (7)
  Permitted Parent Payments;

  (8)
  so long as no Default has occurred and is continuing or would be caused thereby, the declaration and payment of regularly scheduled or accrued dividends to holders of any class or series of Disqualified Stock of any Issuer or any Restricted Subsidiary of the Issuers issued on or after the Issue Date in accordance with the Fixed Charge Coverage Ratio test described below under the caption "—Incurrence of Indebtedness and Issuance of Preferred Stock;"

  (9)
  so long as no Default has occurred and is continuing or would be caused thereby, payments to the Sponsor pursuant to the Management Agreement;

  (10)
  Restricted Payments on or promptly after the Issue Date to effect the transactions described in the Offering Circular, dated as of January 15, 2013, relating to the issuance of the Initial Notes (the "Offering Circular") under the heading "Use of Proceeds";

  (11)
  so long as no Default has occurred and is continuing or would be caused thereby, to the extent the Permitted Hawk Disposition is consummated, Restricted Payments in an aggregate amount equal to the Net Proceeds of the Permitted Hawk Disposition;

  (12)
  so long as no Default has occurred or is continuing, in the event of a Change of Control or an asset disposition, and if no Default shall have occurred and be continuing, and within 60 days after the completion of the offer to repurchase the Notes under the covenants described under "—Change of Control" or "—Asset Sales" (including the purchase of all Notes tendered), the payment, purchase, repurchase, redemption, defeasance or other acquisition or retirement of subordinated obligations or Disqualified Stock of any Issuer or any Guarantor, in each case, at a purchase price not greater than 101% of the principal amount of such subordinated obligations or Disqualified Stock, plus any accrued and unpaid interest or dividends thereon; provided, however, that prior to such payment, purchase, repurchase, redemption, defeasance or other acquisition or retirement, the Issuers (or a third party to the extent permitted by the Indenture) have made a Change of Control Offer or an asset disposition offer with respect to the Notes as a result of such Change of Control or asset disposition and have repurchased all Notes validly tendered and not withdrawn in connection with such Change of Control Offer or asset disposition offer; provided further, however, that such payments, purchases, repurchases, redemptions, defeasances or other acquisitions or retirement shall be included in the calculation of the amount of Restricted Payments;

  (13)
  payments to holders of noncontrolling equity interests in Restricted Subsidiaries not to exceed $0.3 million in the aggregate (a) to purchase or repurchase such Equity Interests, (b) pursuant to applicable law in connection with a transaction that results in the purchase, repurchase, cancellation or exchange of such Equity Interests or (c) in connection with the settlement or other satisfaction of legal claims made pursuant to or in connection with a purchase, repurchase, cancellation or exchange of such Equity Interests or a consolidation, merger or transfer of assets in lieu thereof; and

  (14)
  so long as no Default has occurred and is continuing or would be caused thereby, other Restricted Payments in an aggregate amount at any one time outstanding not to exceed $7.5 million since the Issue Date.

        The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the assets or securities proposed to be transferred or issued by the Issuers or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The Fair Market Value of any assets or securities that are required to be valued by this covenant will be determined by the Board of Directors of Holdings. The Board of Directors' determination must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if the Fair Market Value exceeds $15.0 million. For purposes of determining compliance with this covenant, if a Restricted Payment meets the criteria of more than one of the exceptions described in clauses (1) through (14) above, or is entitled to be made according to the first paragraph of this covenant, the Issuers may, in their sole discretion, classify the Restricted Payment in any manner that complies with this covenant.

Incurrence of Indebtedness and Issuance of Preferred Stock

        The Issuers will not, and will not permit any of their Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "incur") any Indebtedness (including Acquired Debt), and the Issuers will not issue any Disqualified Stock or any shares of preferred stock and will not permit any of their Restricted Subsidiaries to issue any Disqualified Stock or any shares of preferred stock; provided, however, that the Issuers and the Guarantors may incur Indebtedness (including Acquired Debt), issue Disqualified Stock or issue preferred stock, if the Fixed Charge Coverage Ratio for the Issuers and the Guarantors on a consolidated basis for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or such preferred stock is issued, as the case may be, would have been at least 2.0 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Disqualified Stock or the preferred stock had been issued, as the case may be, at the beginning of such four-quarter period.

        The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness (collectively, "Permitted Debt"):

  (1)
  the incurrence by the Issuers and any Guarantor of additional Indebtedness and letters of credit under Credit Facilities in an aggregate principal amount at any one time outstanding under this clause (1) (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Issuers and their Restricted Subsidiaries thereunder) not to exceed the greater of (x) $45.0 million and (y) five multiplied by the Recurring Monthly Revenue of the Issuers and their Restricted Subsidiaries as of the most recently ended full fiscal quarter for which internal financial statements are available immediately preceding the date on which such Indebtedness is incurred, or, in the case of revolving credit Indebtedness, the date on which the lender or lenders thereunder have entered into a binding agreement (subject to customary conditions to funding) to fund such Indebtedness, less the aggregate amount of all Net Proceeds of Asset Sales applied by the Issuers or any of their Restricted Subsidiaries since the Issue Date to repay any term Indebtedness under a Credit Facility or to repay any revolving credit Indebtedness under a Credit Facility and effect a corresponding commitment reduction thereunder pursuant to the covenant described above under the caption "—Repurchase at the Option of Holders—Asset Sales;"

  (2)
  the incurrence by the Issuers and their Restricted Subsidiaries of Existing Indebtedness (other than Indebtedness described in clauses (1) and (3) of this paragraph);

  (3)
  the incurrence by the Issuers and the Guarantors of Indebtedness represented by the Notes and the related Note Guarantees issued on the Issue Date and the Exchange Notes issued in exchange therefore and the related Note Guarantees;

  (4)
  the incurrence by the Issuers or any of their Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of design, construction, installation or improvement of property, plant or equipment used in the business of the Issuers or any of their Restricted Subsidiaries, in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (4), not to exceed $5.0 million at any time outstanding;

  (5)
  the incurrence by an Issuer or any of their Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge any Indebtedness (other than intercompany Indebtedness) that was permitted by the Indenture to be incurred under the first paragraph of this covenant or clauses (2), (3) or (5) of this paragraph;

  (6)
  the incurrence by an Issuer or any of their Restricted Subsidiaries of intercompany Indebtedness between or among the Issuers and any of their Restricted Subsidiaries; provided, however, that:

  (a)
  (i) if any Issuer or any Guarantor is the holder of such Indebtedness and the borrower is not an Issuer or a Guarantor, such Indebtedness must be evidenced by a promissory note which note shall be pledged to the Collateral Agent in favor of the holders of Notes and (ii) if the borrower of such Indebtedness is an Issuer or a Guarantor, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations then due with respect to the Notes, in the case of an Issuer, or the Note Guarantee, in the case of a Guarantor; and

  (b)
  (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Issuers or a Restricted Subsidiary of the Issuers and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either an Issuer or a Restricted Subsidiary of an Issuer will be deemed, in each case, to constitute an incurrence of such Indebtedness by such Issuer or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

  (7)
  the issuance by any of the Issuers' Restricted Subsidiaries to the Issuers or to any of their Restricted Subsidiaries of shares of preferred stock; provided, however, that:

  (a)
  any subsequent issuance or transfer of Equity Interests that results in any such preferred stock being held by a Person other than the Issuers or a Restricted Subsidiary of the Issuers; and

  (b)
  any sale or other transfer of any such preferred stock to a Person that is not either an Issuer or a Restricted Subsidiary of an Issuer,

  will be deemed, in each case, to constitute an issuance of such preferred stock by such Restricted Subsidiary that was not permitted by this clause (7);

  (8)
  the incurrence by an Issuer or any of their Restricted Subsidiaries of Hedging Obligations in the ordinary course of business;

  (9)
  the guarantee by an Issuer or any of the Guarantors of Indebtedness of an Issuer or a Restricted Subsidiary of an Issuer that was permitted to be incurred by another provision of this covenant; provided that if the Indebtedness being guaranteed is subordinated to or pari passu with the Notes, then the Guarantee shall be subordinated or pari passu, as applicable, to the same extent as the Indebtedness guaranteed;

  (10)
  the incurrence by an Issuer or any of their Restricted Subsidiaries of Indebtedness in respect of workers' compensation claims, self-insurance obligations, bankers' acceptances, bids and performance or surety bonds in the ordinary course of business;

  (11)
  the incurrence by an Issuer or any of their Restricted Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds, so long as such Indebtedness is covered within five business days of incurrence;

  (12)
  the incurrence by an Issuer or any of their Restricted Subsidiaries of Indebtedness in respect of bid, performance, surety and similar bonds issued for the account of an Issuer or any of their Restricted Subsidiaries in the ordinary course of business, including guarantees and obligations of the Issuers and any of their Restricted Subsidiaries with respect to letters of credit supporting such obligations (in each other than an obligation for money borrowed);

  (13)
  the incurrence by an Issuer or any of their Restricted Subsidiaries of Indebtedness consisting of (A) the financing of insurance premiums, (B) take-or-pay obligations contained in supply arrangements or (C) deferred compensation or equity-based compensation to current or former officers, directors, consultants, advisors or employees thereof (other than Permitted Holders), in each case in the ordinary course of business;

  (14)
  the incurrence by an Issuer or any of their Restricted Subsidiaries of Indebtedness arising from agreements of an Issuer or any of their Restricted Subsidiaries providing for indemnification, earnout, holdback, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the acquisition or disposition of any business, assets or Capital Stock of a Subsidiary; and

  (15)
  the incurrence by the Issuers or any of the Guarantors of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (15), not to exceed $5.0 million.

        The Indenture provides that the Issuers shall not incur, and shall not permit any Guarantor to incur, any Indebtedness (including Permitted Debt) that is contractually subordinated in right of payment to any other Indebtedness of the Issuers or such Guarantor unless such Indebtedness is also contractually subordinated in right of payment to the Notes and the applicable Note Guarantee on substantially identical terms; provided, however, that no Indebtedness will be deemed to be contractually subordinated in right of payment to any other Indebtedness of the Issuers solely by virtue of being unsecured or by virtue of being secured on a junior Lien basis or in different collateral.

        For purposes of determining compliance with this "Incurrence of Indebtedness and Issuance of Preferred Stock" covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (15) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, the Issuers will be permitted to divide and classify such item of Indebtedness on the date of its incurrence, or later divide and reclassify all or a portion of such item of Indebtedness, in any manner that complies with this covenant. Notwithstanding the foregoing, Indebtedness under the Credit Agreement (to the extent applicable) will be deemed to have been incurred on such date in reliance on the exception provided by clause (1)

above and the Issuers will not be permitted to reclassify any portion of such Indebtedness thereafter. The accrual and capitalization of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, the reclassification of preferred stock as Indebtedness due to a change in accounting principles, the accrual and payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock, and unrealized losses or charges in respect of Hedging Obligations, in each case will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock for purposes of this covenant; provided, in each such case, that the amount of any such accrual, accretion or payment is included in Fixed Charges of the Issuers as accrued. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that the Issuers or any Restricted Subsidiary may incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in exchange rates or currency values.

        The amount of any Indebtedness outstanding as of any date will be:

  (1)
  the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount;

  (2)
  the principal amount of the Indebtedness, in the case of any other Indebtedness; and

  (3)
  in respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person, the lesser of:

  (a)
  the Fair Market Value of such assets at the date of determination; and

  (b)
  the amount of the Indebtedness of the other Person.

Liens

        The Issuers will not, and will not permit any of their Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien of any kind on any asset owned on the Issue Date or thereafter acquired, except Permitted Liens.

Dividend and Other Payment Restrictions Affecting Subsidiaries

        The Issuers will not, and will not permit any of their Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

  (1)
  pay dividends or make any other distributions on its Capital Stock to the Issuers or any of their Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any Indebtedness owed to the Issuers or any of their Restricted Subsidiaries;

  (2)
  make loans or advances to the Issuers or any of their Restricted Subsidiaries; or

  (3)
  sell, lease or transfer any of its properties or assets to the Issuers or any of their Restricted Subsidiaries.

        However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

  (1)
  (a) agreements in respect of First Lien Obligations and (b) agreements governing Indebtedness and Hedging Obligations permitted to be entered into under the Indenture and any amendments, modifications, restatements, renewals, supplements, refundings, replacements or refinancings of those agreements, provided that such agreements under this clause (b) and all such amendments, modifications, restatements, renewals, supplements, refundings, replacements or refinancings are not materially more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in the Credit Agreement (as determined in good faith by the Issuers);

  (2)
  the Indenture, the Notes, the Note Guarantees and the Security Documents;

  (3)
  applicable law, rule, regulation or order;

  (4)
  any instrument governing Indebtedness or Capital Stock of a Person acquired or assumed by the Issuers or any of their Restricted Subsidiaries as in effect at the time of such acquisition or assumption (except to the extent such Indebtedness or Capital Stock was incurred in connection with or in contemplation of such acquisition or assumption), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the Indenture to be incurred;

  (5)
  customary non-assignment provisions in leases, licenses and other commercial agreements entered into in the ordinary course of business;

  (6)
  purchase money obligations for property acquired in the ordinary course of business and Capital Lease Obligations that impose restrictions on the property purchased or leased of the nature described in clause (3) of the preceding paragraph;

  (7)
  with respect to a Restricted Subsidiary, any agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock of, or property and assets of, such Restricted Subsidiary that is permitted by "—Repurchase at the Option of Holders—Asset Sales" that imposes such encumbrance or restriction pending the closing of such sale or disposition;

  (8)
  Permitted Refinancing Indebtedness, provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being extended, renewed, refunded, refinanced, defeased or discharged (as determined in good faith by the Issuers);

  (9)
  Liens permitted to be incurred under the provisions of the covenant described above under the caption "—Liens" that limit the right of the debtor to dispose of the assets subject to such Liens;

  (10)
  provisions limiting the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements entered into with the approval of the Holdings' Board of Directors, which limitation is applicable only to the assets that are the subject of such agreements;

  (11)
  restrictions on cash, Cash Equivalents or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business; and

  (12)
  customary subordination provisions governing Indebtedness permitted pursuant to the covenant described under "—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock."

        In each case set forth above, notwithstanding any stated limitation on the assets or property that may be subject to such encumbrance or restriction, an encumbrance or restriction on a specified asset or property or group or type of assets or property may also apply to all improvements, repairs, additions, attachments and accessions thereto, assets and property affixed or appurtenant thereto, parts, replacements and substitutions therefor, and all products and proceeds thereof, including dividends, distributions, interest and increases in respect thereof.

Merger, Consolidation or Sale of Assets

        No Issuer will directly or indirectly: (1) consolidate or merge with or into another Person (whether or not such Issuer is the surviving corporation); or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Issuers and their Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless:

  (1)
  either: (a) the applicable Issuer is the surviving corporation; or (b) the Person formed by or surviving any such consolidation or merger (if other than an Issuer) or to which such sale, assignment, transfer, conveyance or other disposition has been made is a corporation organized or existing under the laws of the United States, any state of the United States or the District of Columbia;

  (2)
  the Person formed by or surviving any such consolidation or merger (if other than an Issuer) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made assumes all the obligations of the Issuers under the Notes, the Indenture and the Security Documents pursuant to agreements reasonably satisfactory to the Trustee;

  (3)
  immediately after such transaction, no Default or Event of Default exists;

  (4)
  on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, the Issuers or the Person formed by or surviving any such consolidation or merger (if other than an Issuer), or to which such sale, assignment, transfer, conveyance or other disposition has been made would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption "—Incurrence of Indebtedness and Issuance of Preferred Stock"; and

  (5)
  the Trustee has received an Opinion of Counsel and Officers' Certificate to the effect that such transaction complies with the foregoing.

        In addition, the Issuers shall not, directly or indirectly, lease all or substantially all of their respective properties and assets and the properties and assets of their Restricted Subsidiaries taken as a whole, in one or more related transactions, to any other Person.

        This "Merger, Consolidation or Sale of Assets" covenant will not apply to:

  (1)
  a merger of an Issuer with an Affiliate solely for the purpose of reincorporating such Issuer in another jurisdiction; or

  (2)
  any consolidation or merger, or any sale, assignment, transfer, conveyance, lease or other disposition of assets between or among the Issuers and their Restricted Subsidiaries.

Transactions with Affiliates

        The Issuers will not, and will not permit any of their Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Issuers (each, an "Affiliate Transaction"), unless:

  (1)
  the Affiliate Transaction is on terms that are no less favorable to the Issuers or the relevant Restricted Subsidiary (as determined in good faith by the Board of Directors of Holdings) than those that would have been obtained in a comparable transaction by the Issuers or such Restricted Subsidiary with an unrelated Person; and

  (2)
  the Issuers deliver to the Trustee:

  (a)
  with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $7.5 million, a resolution of the Board of Directors of Holdings set forth in an Officers' Certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors of Holdings; and

  (b)
  with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $15.0 million, an opinion as to the fairness to the Issuers or such Subsidiary of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

        The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

  (1)
  the entering into, and transactions with or payments to, including grants of securities, stock options and similar rights, any current or former employee, officer, consultant, advisor or director pursuant to any compensation, service, severance or benefit plans, indemnification arrangements or rights to indemnify or arrangements entered into in the ordinary course of business;

  (2)
  transactions between or among the Issuers and/or their Restricted Subsidiaries;

  (3)
  transactions with a Person (other than an Unrestricted Subsidiary of the Issuers) that is an Affiliate of the Issuers solely because an Issuer owns, directly or through a Restricted Subsidiary, an Equity Interest in, or controls, such Person;

  (4)
  reasonable fees and expenses and compensation paid to, and indemnity provided on behalf of, officers, directors or employees of the Issuers or any Restricted Subsidiary as determined in good faith by the Board of Directors or senior management of an Issuer;

  (5)
  any issuance of Equity Interests (other than Disqualified Stock) of an Issuer to Affiliates of such Issuer;

  (6)
  Restricted Payments and Permitted Investments that do not violate the provisions of the Indenture described above under the caption "—Restricted Payments;"

  (7)
  transactions effected pursuant to agreements in effect on the Issue Date, including the Management Agreement, and described in the Offering Circular and any amendment, modification or replacement of such agreement (so long as such amendment or replacement is not materially less favorable to the holders, taken as a whole, than the original agreement as in effect on the Issue Date as determined in good faith by the Board of Directors of Holdings);

  (8)
  payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business consistent with industry practice; and

  (9)
  transactions with customers, clients, suppliers or purchasers or sellers of goods or services, or transactions otherwise relating to the purchase or sale of goods or services in the ordinary course of business.

Business Activities

        The Issuers will not, and will not permit any of their Restricted Subsidiaries to, engage in any business other than a Permitted Business, except to such extent as would not be material to the Issuers and their Restricted Subsidiaries taken as a whole.

Additional Note Guarantees

        If an Issuer or any of their Restricted Subsidiaries acquires or creates another Domestic Subsidiary after the Issue Date, then such Issuer will (1) cause that newly acquired or created Domestic Subsidiary to execute a supplemental indenture pursuant to which it will become a Guarantor, (2) cause the newly acquired or created Domestic Subsidiary to execute and deliver to the Trustee and the Collateral Agent amendments to the Security Documents, additional Security Documents and Intercreditor Agreement, and take such other actions necessary or as the Collateral Agent reasonably determines to be necessary or advisable to grant to the Collateral Agent for the benefit of the holders a perfected Lien in the assets (other than Excluded Assets) of such new Domestic Subsidiary, including the filing of Uniform Commercial Code financing statements in such jurisdiction as may be required by the Security Documents or by law or as may be reasonably requested by the Collateral Agent, (3) cause that newly acquired or created Domestic Subsidiary to take such further action and execute and deliver such other documents reasonably requested by the Trustee or the Collateral Agent to effectuate the foregoing, and (4) deliver an Opinion of Counsel satisfactory to the Trustee and Collateral Agent, which shall cover the enforceability, satisfaction of all conditions precedent, compliance with the Indenture, the Security Documents and the Intercreditor Agreement and the grant and perfection of security interests, in each case, within 30 days of the date on which the Domestic Subsidiary was acquired or created as contemplated by the Indenture, Security Documents and Intercreditor Agreement.

Designation of Restricted and Unrestricted Subsidiaries

        The Board of Directors of Holdings may designate any Restricted Subsidiary (including any newly acquired or newly formed Subsidiary or Person that becomes a Subsidiary through merger or consolidation or Investment therein) to be an Unrestricted Subsidiary if that designation would not cause a Default and the Subsidiary meets the definition of "Unrestricted Subsidiary." If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate Fair Market Value of all outstanding Investments owned by the Issuers and their Restricted Subsidiaries in the Subsidiary designated as an Unrestricted Subsidiary will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under the covenant described above under the caption "—Restricted Payments" or under one or more clauses of the definition of Permitted Investments, as determined by the Issuers. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

        Any designation of a Subsidiary of the Issuers as an Unrestricted Subsidiary will be evidenced by a resolution of the Board of Directors giving effect to such designation and an Officers' Certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption "—Restricted Payments." If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of the Issuers as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption "—Incurrence of Indebtedness and Issuance of Preferred Stock," the Issuers will be in default of such covenant. The Board of Directors of Holdings may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary of the Issuers; provided that such designation will be deemed to be an incurrence of Indebtedness by such Restricted Subsidiary of any outstanding Indebtedness of such Unrestricted Subsidiary, and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption "—Incurrence of Indebtedness and Issuance of Preferred Stock," calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and (2) no Default or Event of Default would be in existence following such designation.

Impairment of Security Interest

        Subject to the Intercreditor Agreement, neither the Issuers nor any of their Restricted Subsidiaries will take or omit to take any action that would adversely affect or impair in any material respect the Liens in favor of the Collateral Agent with respect to the Collateral, except as otherwise permitted or required by the Security Documents or the Indenture. Neither the Issuers nor any of their Restricted Subsidiaries will enter into any agreement that requires the proceeds received from any sale of Collateral to be applied to repay, redeem, defease or otherwise acquire or retire any Indebtedness of any Person, other than the First Lien Obligations and the Notes, unless such agreement permits such Issuer or Restricted Subsidiary to first repay, or offer to repay, First Lien Obligations and the Notes.

Real Estate Mortgages and Filings

        With respect to any real property (individually and collectively, the "Premises") owned by the Issuers or a Guarantor on the Issue Date and with respect to any such property to be acquired by the Issuers or a Guarantor after the Issue Date, in each case, other than to the extent such property constitutes Excluded Assets, subject to the terms of the Intercreditor Agreement:

  (1)
  The Issuers shall deliver to the Collateral Agent, as mortgagee, fully executed counterparts of Mortgages, duly executed by the Issuer or the applicable Guarantor, together with evidence of the completion (or satisfactory arrangements for the completion) of all recordings and filings of such Mortgage as may be necessary to create a valid, perfected Lien, subject to Permitted Liens, against the properties purported to be covered thereby;

  (2)
  The Issuers shall deliver to the Collateral Agent mortgagee's title insurance policies in favor of the Collateral Agent, as mortgagee for the ratable benefit of the Collateral Agent, the Trustee and the holders in an amount equal to 100% of the Fair Market Value of the Premises purported to be covered by the related Mortgage, insuring that the interests created by the Mortgage constitute valid Liens thereon free and clear of all Liens, defects and encumbrances other than Permitted Liens together with customary endorsements, coinsurance and reinsurance typical for the applicable jurisdiction and accompanied by evidence of the payment in full of all premiums thereon;

  (3)
  The Issuers shall deliver to the Collateral Agent, to the extent provided to any First Lien Agent, with respect to each of the covered Premises, the most recent survey of such Premises prepared on or on behalf of the Issuers, together with either (i) an updated survey certification in favor of the Trustee and the Collateral Agent from the applicable surveyor stating that, based on a visual inspection of the property and the knowledge of the surveyor, there has been no change in the facts depicted in the survey or (ii) an affidavit from the Issuers and the Guarantors stating that there has been no change sufficient for the title insurance company to remove all standard survey exceptions and issue the customary endorsements; and

  (4)
  If the Fair Market Value of the relevant Premise is greater than $2.0 million, the Issuers shall deliver an opinion(s) of approved counsel of the Issuers, which shall be from local counsel or special regulatory counsel in each state where a Premises is located covering the enforceability of the relevant Mortgages the grant and perfection of security interests, the payment of recording taxes, if any, and other customary matters;

in each case, using commercially reasonable efforts to comply with the foregoing no later than 90 days after the acquisition of the Premises.

Leasehold Mortgages and Filings; Landlord Waivers

        The Issuers and the Guarantors shall use commercially reasonable efforts to deliver Mortgages with respect to the Issuers' leasehold interests in any premises material to the business taken as a whole (except to the extent such leasehold interest would constitute Excluded Assets) (the "Leased Premises") occupied by an Issuer or such Guarantor pursuant to leases which may be mortgaged by their terms or the terms of the landlord consents (collectively, the "Leases," and individually, a "Lease"), in each case, using commercially reasonable efforts to comply with the foregoing no later than 90 days after the acquisition of the Leased Premises.

        With respect to any leasehold Mortgage delivered pursuant to the immediately preceding paragraph, the Issuers or the applicable Guarantor shall provide to the Trustee all of the items described in clauses (2), (3) and (4) of "—Real Estate Mortgages and Filings" above and in addition shall use their respective commercially reasonable efforts to obtain an agreement executed by the lessor under the Lease, whereby the lessor consents to the Mortgage and waives or subordinates its landlord Lien (whether granted by the instrument creating the leasehold estate or by applicable law), if any, and which shall be entered into by the Collateral Agent.

        The Issuers and each of the Guarantors that is a lessee of, or becomes a lessee of, real property material to the business (except to the extent such leasehold interest would constitute Excluded Assets), is, and will be, required to use commercially reasonable efforts to deliver to the Collateral Agent a landlord waiver no later than 90 days after entry into such lease, in the form reasonably acceptable to the Collateral Agent executed by the lessor of such real property.

Further Assurances

        The Issuers shall, and shall cause each Guarantor to, at their sole cost and expense, execute and deliver all such agreements and instruments as the Collateral Agent or the Trustee shall reasonably request to more fully or accurately describe the property intended to be Collateral or the obligations intended to be secured by the Security Documents (although the Collateral Agent shall have no obligation to so request). In addition, the Issuers shall, and shall cause each Guarantor to, at their sole cost and expense, execute any and all further documents, financing statements, agreements and instruments, and take all further action that may be required under applicable law, or that the Collateral Agent may reasonably request, in order to grant, preserve, protect and perfect the validity and priority of the security interests created or intended to be created by the Security Documents in the Collateral (although the Collateral Agent shall have no obligation to so request). Further, from time to time, the Issuers will reasonably promptly secure the obligations under the Indenture and the Security Documents by pledging or creating, or causing to be pledged or created, perfected security interests with respect to the Collateral. The Issuers shall deliver or cause to be delivered to the Collateral Agent all such instruments and documents as the Collateral Agent shall reasonably request to evidence compliance with this covenant. The Collateral Agent shall not have any obligation to request the documents referred to in this covenant.

Reports

        Whether or not required by the rules and regulations of the Commission, so long as any Notes are outstanding, the Issuers and the Guarantors will furnish to the holders of Notes and the Trustee (or file with the Commission for public availability), within the time periods specified in the Commission's rules and regulations:

  (1)
  all quarterly and annual reports that would be required to be filed with the Commission on Forms 10-Q and 10-K if the Issuers were required to file such reports; and

  (2)
  all current reports that would be required to be filed with the Commission on Form 8-K if the Issuers were required to file such reports.

        Upon request by the Issuers, the Trustee shall transmit such reports to holders of Notes (or DTC, as long as the Notes are held in global form).

        All such reports will be prepared in all material respects in accordance with all of the rules and regulations applicable to such reports. Each annual report on Form 10-K will include a report on the Issuers' consolidated financial statements by the Issuers' independent registered public accounting firm.

        If the Issuers have designated any of their Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by this covenant will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in Management's Discussion and Analysis of Financial Condition and Results of Operations, of the financial condition and results of operations of the Issuers and their Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Issuers.

        In addition, the Issuers and the Guarantors agree that, for so long as any of the Notes remain outstanding, they will furnish to the holders of Notes and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Events of Default and Remedies

        Each of the following is an "Event of Default":

  (1)
  default for 30 days in the payment when due of interest on the Notes;

  (2)
  default in the payment when due (at maturity, upon redemption or otherwise) of the principal of, or premium, if any, on, the Notes;

  (3)
  failure by the Issuers or any of their Restricted Subsidiaries to comply with the provisions described under the captions "—Repurchase at the Option of Holders—Change of Control," "—Repurchase at the Option of Holders—Asset Sales," or "—Certain Covenants—Merger, Consolidation or Sale of Assets;"

  (4)
  failure by the Issuers or any of their Restricted Subsidiaries for 60 days after notice to the Issuer by the Trustee or the holders of at least 25% in aggregate principal amount of the Notes then outstanding voting as a single class to comply with any of the other agreements (other than clauses (1), (2) and (3) above) in the Indenture or the Security Documents;

  (5)
  default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Issuers or any of their Restricted Subsidiaries (or the payment of which is guaranteed by the Issuers or any of their Restricted Subsidiaries), whether such Indebtedness or Guarantee was created before or after the Issue Date, if that default:

  (a)
  is caused by a failure to pay principal of, or interest or premium, if any, on, such Indebtedness prior to the expiration, extension or waiver of the grace period provided in such Indebtedness on the date of such default (a "Payment Default"); or

  (b)
  results in the acceleration of such Indebtedness prior to its Stated Maturity,

    and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $15.0 million or more;

  (6)
  failure by the Issuers or any of their Restricted Subsidiaries to pay final judgments entered by a court or courts of competent jurisdiction aggregating in excess of $15.0 million, which judgments are not paid, discharged or stayed for a period of 60 days;

  (7)
  except as permitted by the Indenture, any Note Guarantee is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect, or any Guarantor, or any Person acting on behalf of any Guarantor, denies or disaffirms its obligations under its Note Guarantee;

  (8)
  (y) any Security Document ceases to give the Collateral Agent the Liens, rights, powers and privileges purported to be created thereby with respect to any Collateral having a Fair Market Value in excess of $7.5 million, superior to and prior to the rights of all third Persons other than the holders of Permitted Liens and subject to no other Liens except as expressly permitted by the applicable Security Document or the Indenture; or (z) the Issuers or any of the Guarantors, directly or indirectly, contests in any manner the effectiveness, validity, binding nature or enforceability of any Security Document; and

  (9)
  certain events of bankruptcy or insolvency described in the Indenture with respect to the Issuers or any of their Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary.

        In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Issuers, any Restricted Subsidiary of the Issuers that is a Significant Subsidiary or any group of Restricted Subsidiaries of the Issuers that, taken together, would constitute a Significant Subsidiary, all outstanding Notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in aggregate principal amount of the then outstanding Notes, by written notice to the Issuers (and to the Trustee if notice is given by the holders) may declare all the Notes to be due and payable immediately.

        Subject to certain limitations, holders of a majority in aggregate principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from holders of the Notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal, interest or premium, if any.

        Subject to the provisions of the Indenture and the Security Documents relating to the duties of the Trustee and the Collateral Agent, in case an Event of Default occurs and is continuing, neither the Trustee nor the Collateral Agent will be under any obligation to exercise any of the rights or powers under the Indenture or any Security Document at the request or direction of any holders of Notes unless such holders have offered to the Trustee or the Collateral Agent, as the case may be, indemnity or security reasonably satisfactory to it against any loss, liability or expense (subject to customary exceptions). Except to enforce the right to receive payment of principal, premium, if any, or interest when due, no holder of a Note may pursue any remedy with respect to the Indenture or the Notes unless:

  (1)
  such holder has previously given the Trustee notice that an Event of Default is continuing;

  (2)
  holders of at least 25% in aggregate principal amount of the then outstanding Notes have requested the Trustee to pursue the remedy;

  (3)
  such holders have offered the Trustee security or indemnity reasonably satisfactory to it against any loss, liability or expense (subject to customary exceptions);

  (4)
  the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

  (5)
  holders of a majority in aggregate principal amount of the then outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

        The holders of a majority in aggregate principal amount of the then outstanding Notes by notice to the Trustee may, on behalf of the holders of all of the Notes, rescind an acceleration or waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest or premium, if any, on, or the principal of, the Notes.

        The Issuers are required to deliver to the Trustee annually a statement regarding compliance with the Indenture. Upon becoming aware of any Default or Event of Default, the Issuers are required to deliver to the Trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

        No director, officer, employee, incorporator or stockholder of the Issuers or any Guarantor, as such, will have any liability for any obligations of the Issuers or the Guarantors under the Notes, the Indenture, the Note Guarantees, the Security Documents or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

        The Issuers may at any time, at the option of the Board of Directors of Holdings evidenced by a resolution set forth in an Officers' Certificate, elect to have all of their obligations discharged with respect to the outstanding Notes and all obligations of the Guarantors discharged with respect to their Note Guarantees ("Legal Defeasance") except for:

  (1)
  the rights of holders of outstanding Notes to receive payments in respect of the principal of, or interest or premium, if any, on, such Notes when such payments are due from the trust referred to below;

  (2)
  the Issuers' obligations with respect to the Notes concerning issuing temporary Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

  (3)
  the rights, powers, trusts, duties and immunities of the Trustee and the Collateral Agent, and the Issuer's and the Guarantors' obligations in connection therewith; and

  (4)
  the Legal Defeasance and Covenant Defeasance provisions of the Indenture.

        In addition, the Issuers may, at their option and at any time, elect to have the obligations of the Issuers released with respect to certain covenants (including their obligation to make Change of Control Offers and Asset Sale Offers) that are described in the Indenture and all obligations of the Guarantors discharged with respect to their Note Guarantees ("Covenant Defeasance") and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under "—Events of Default and Remedies" will no longer constitute an Event of Default with respect to the Notes.

        In order to exercise either Legal Defeasance or Covenant Defeasance:

  (1)
  the Issuers must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the Notes, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants (or, if two or more nationally recognized firms of independent public accountants decline to issue such opinion as a matter of policy after the Issuers have made reasonable efforts to obtain such an opinion, in the opinion of Holdings' chief financial officer), to pay the principal of, or interest and premium, if any, on, the outstanding Notes on the stated date for payment thereof or on the applicable redemption date, as the case may be, and the Issuers must specify whether the Notes are being defeased to such stated date for payment or to a particular redemption date;

  (2)
  in the case of Legal Defeasance, the Issuers must deliver to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that (a) the Issuers have received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the Issue Date, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel will confirm that, the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

  (3)
  in the case of Covenant Defeasance, the Issuers must deliver to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

  (4)
  no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit and the granting of Liens to secure such Indebtedness) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Issuers or any Guarantor is a party or by which the Issuers or any Guarantor is bound (other than instruments being contemporaneously repaid, defeased or terminated); and

  (5)
  the Issuers must deliver to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

        Except as provided in the next three succeeding paragraphs, the Indenture or the Notes or the Note Guarantees or the Security Documents may be amended or supplemented with the consent of the holders of at least a majority in aggregate principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), and any existing Default or Event of Default or compliance with any provision of the Indenture or the Notes or the Note Guarantees or the Security Documents may be waived with the consent of the holders of a majority in aggregate principal amount of the then outstanding Notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes).

        Without the consent of each holder of Notes affected, an amendment, supplement or waiver may not (with respect to any Notes held by a non-consenting holder):

  (1)
  reduce the principal amount of Notes whose holders must consent to an amendment, supplement or waiver;

  (2)
  reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption of the Notes (other than provisions relating to the covenants described above under the caption "—Repurchase at the Option of Holders");

  (3)
  reduce the rate of or change the time for payment of interest, including default interest, on any note;

  (4)
  waive a Default or Event of Default in the payment of principal of, or interest or premium, if any, on, the Notes (except a rescission of acceleration of the Notes by the holders of at least a majority in aggregate principal amount of the then outstanding Notes and a waiver of the payment default that resulted from such acceleration);

  (5)
  make any note payable in money other than that stated in the Notes;

  (6)
  make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of holders of Notes to receive payments of principal of, or interest or premium, if any, on the Notes;

  (7)
  waive a redemption payment with respect to any note (for the avoidance of doubt, this clause (7) does not apply to a payment required by one of the covenants described above under the caption "—Repurchase at the Option of Holders");

  (8)
  release any Guarantor from any of its obligations under its Note Guarantee or the Indenture, except in accordance with the terms of the Indenture; or

  (9)
  make any change in the preceding amendment and waiver provisions.

        In addition, any amendment to, or waiver of, the provisions of the Indenture, any Security Document or the Intercreditor Agreement that has the effect of releasing all or substantially all of the Collateral from the Liens securing the Notes or subordinating Liens securing the Notes (except as permitted by the terms of the Indenture, the Security Documents and the Intercreditor Agreement) will require the consent of the holders of at least 66 2/3% in aggregate principal amount of the Notes then outstanding.

        Notwithstanding the preceding, without the consent of any holder of Notes, the Issuers, the Guarantors and the Trustee may amend or supplement the Indenture, the Notes and the Note Guarantees:

  (1)
  to cure any ambiguity, defect or inconsistency;

  (2)
  to provide for uncertificated Notes in addition to or in place of certificated Notes;

  (3)
  to provide for the assumption of the Issuers' or a Guarantor's obligations to holders of Notes and Note Guarantees in the case of a merger or consolidation or sale of all or substantially all of the Issuers' or such Guarantor's assets, as applicable;

  (4)
  to make any change that would provide any additional rights or benefits to the holders of Notes or that does not adversely affect the legal rights under the Indenture of any such holder;

  (5)
  to conform the text of the Indenture, the Note Guarantees, the Intercreditor Agreement or other Security Documents or the Notes to any provision of the Description of Notes set forth in the Offering Circular to the extent that such provision in such Description of Notes was intended to be a verbatim recitation of a provision of the Indenture, the Note Guarantees, the Intercreditor Agreement or other Security Documents or the Notes;

  (6)
  to provide for the issuance of additional Notes in accordance with the limitations set forth in the Indenture;

  (7)
  to allow any Guarantor to execute a supplemental indenture and/or a Note Guarantee with respect to the Notes and to release any Guarantor from its Note Guarantee in accordance with the terms of the Indenture;

  (8)
  to make, complete or confirm any grant of Collateral permitted or required by the Indenture, the Intercreditor Agreement or any of the Security Documents or any release of Collateral that becomes effective as set forth in the Indenture, the Intercreditor Agreement or any of the Security Documents, as applicable;

  (9)
  if necessary, in connection with any addition or release of Collateral permitted under the terms of the Indenture or the Security Documents;

  (10)
  to evidence or provide for the acceptance of appointment under the Indenture of a successor trustee or the Collateral Agent;

  (11)
  to comply with the rules of any applicable securities depositary;

  (12)
  to provide for the succession of any parties to the Security Documents (and other amendments that are administrative or ministerial in nature) in connection with an amendment, renewal, extension, substitution, refinancing, restructuring, replacement, supplement or other modification from time to time of the Credit Agreement or any other agreement that is not prohibited by the Indenture; and

  (13)
  to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act.

        The consent of the holders is not necessary under the Indenture to approve the particular form of any proposed amendment, waiver or consent. It is sufficient if such consent approves the substance of the proposed amendment, waiver or consent. The consent of the holders is also not necessary for any amendment, waiver or other modification described in the paragraph under the heading "—Intercreditor Agreement—Amendments to Security Documents."

        For the avoidance of doubt, the determination of whether any amendment, supplement or waiver has been consented to shall, where applicable, include any Additional Notes that have been issued under the Indenture.

Satisfaction and Discharge

        The Indenture will be discharged and will cease to be of further effect as to all Notes issued thereunder, when:

  (1)
  either:

  (a)
  all Notes that have been authenticated, except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has been deposited in trust and thereafter repaid to the Issuers, have been delivered to the Trustee for cancellation; or

  (b)
  all Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption (or delivering such notice of redemption in accordance with the procedures of DTC) or otherwise or will become due and payable within one year and the Issuers or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the Notes not delivered to the Trustee for cancellation for principal, interest and premium, if any, and accrued interest to the date of maturity or redemption;

  (2)
  no Default or Event of Default has occurred and is continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit and the granting of Liens to secure such Indebtedness) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which an Issuer or any Guarantor is a party or by which an Issuer or any Guarantor is bound (other than instruments being contemporaneously repaid, defeased or terminated);

  (3)
  the Issuers or Guarantors have paid or caused to be paid all sums payable by them under the Indenture; and

  (4)
  the Issuers have delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money toward the payment of the Notes at maturity or on the redemption date, as the case may be.

        In addition, the Issuers must deliver an Officers' Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

        If the Trustee becomes a creditor of the Issuers or any Guarantor, the Indenture limits the right of the Trustee to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue as Trustee (if the Indenture has been qualified under the Trust Indenture Act) or resign.

        The holders of a majority in aggregate principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default occurs and is continuing, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of his or her own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder of Notes, unless such holder has offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Governing Law

        The Indenture provides that it, the Notes, the Note Guarantees and the Security Documents are governed by, and construed in accordance with, the laws of the State of New York.

Additional Information

        Anyone who receives this prospectus may obtain a copy of the Indenture without charge by writing to Interface Security Systems Holdings, Inc., Attention: Kenneth Obermeyer, Chief Financial Officer, 3773 Corporate Center Drive, Earth City, MO 63045.

Certain Definitions

        Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all defined terms used therein, as well as any other capitalized terms used herein for which no definition is provided.

        "Acquired Debt" means, with respect to any specified Person:

  (1)
  Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, or expressly assumed in connection with the acquisition of assets from any such Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Restricted Subsidiary of, such specified Person; and

  (2)
  Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

        Acquired Debt will be deemed to be incurred on the date the acquired Person becomes a Subsidiary.

        "Additional Interest" means all liquidated damages then owing pursuant to the Registration Rights Agreement.

        "Additional Notes" means the 9 1/4% Senior Secured Notes due 2018 issued under the Indenture after the Issue Date and having identical terms to the Initial Notes or the Exchange Notes other than with respect to the date of issuance and issue price, first payment of interest and rights under a related registration rights agreement, if any.

        "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control," as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person will be deemed to be control. For purposes of this definition, the terms "controlling," "controlled by" and "under common control with" have correlative meanings.

        "Applicable Premium" means, with respect to any note on any redemption date, the greater of:

  (1)
  1.0% of the principal amount of the note; or

  (2)
  the excess of:

  (a)
  the present value at such redemption date of (i) the redemption price of the note at January 15, 2015, (such redemption price being set forth in the table appearing under the caption "—Optional Redemption") plus (ii) all required interest payments due on the note through January 15, 2015, (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

  (b)
  the principal amount of the note, if greater.

        "Asset Sale" means:

  (1)
  the sale, lease (other than inventory sold in the ordinary course of business and operating leases entered into in the ordinary course of business), conveyance or other disposition (each, a "disposition") of any assets or rights; provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Issuers and their Restricted Subsidiaries taken as a whole will be governed by the provisions of the Indenture described above under the caption "—Repurchase at the Option of Holders—Change of Control" and/or the provisions described above under the caption "—Certain Covenants—Merger, Consolidation or Sale of Assets" and not by the provisions of the Asset Sale covenant; and

  (2)
  the issuance of Equity Interests in any of the Issuers' Restricted Subsidiaries or the sale of Equity Interests in any of their Subsidiaries.

        Notwithstanding the preceding, the following items will be deemed not to be Asset Sales:

  (1)
  any single transaction or series of related transactions that involves assets having a Fair Market Value of less than $1.0 million;

  (2)
  a disposition between or among the Issuers and their Restricted Subsidiaries;

  (3)
  an issuance of Equity Interests by a Restricted Subsidiary of an Issuer to an Issuer or to a Restricted Subsidiary of an Issuer;

  (4)
  the disposition of equipment, inventory, products, or accounts receivable in the ordinary course of business and any other disposition of damaged, no longer useful, worn-out or obsolete assets in the ordinary course of business;

  (5)
  the disposition of cash or Cash Equivalents;

  (6)
  a Restricted Payment or Permitted Investment that does not violate the covenant described above under the caption "—Certain Covenants—Restricted Payments" or a Permitted Investment;

  (7)
  the creation of a Permitted Lien; and

  (8)
  the Permitted Hawk Disposition.

        For the avoidance of doubt: (i) the licensing or abandonment of intellectual property in the ordinary course of business; (ii) the granting of leases or subleases that do not interfere in any material respect with the business of the Issuers and their Restricted Subsidiaries; (iii) the liquidation of any assets received in settlement of claims owed to an Issuer or any Restricted Subsidiary; and (iv) the voluntary or involuntary termination of a Hedging Obligation, in each such case in the ordinary course of business of the Issuers or their Subsidiaries, will not constitute an Asset Sale.

        "Beneficial Owner" has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular "person" (as that term is used in Section 13(d)(3) of the Exchange Act), such "person" will be deemed to have beneficial ownership of all securities that such "person" has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time. The terms "Beneficially Owns" and "Beneficially Owned" have a corresponding meaning.

        "Board of Directors" means:

  (1)
  with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board;

  (2)
  with respect to a partnership, the board of directors of the general partner of the partnership;

  (3)
  with respect to a limited liability company, the managing member or members or any controlling committee of managing members thereof; and

  (4)
  with respect to any other Person, the board or committee of such Person serving a similar function.

        Unless otherwise specified or the context shall otherwise require, "Board of Directors" refers to the Board of Directors of Holdings.

        "Business Day" means each day that is not a Saturday, Sunday or other day on which banking institutions in New York, New York are authorized or required by law to close.

        "Capital Lease Obligation" means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet prepared in accordance with GAAP, and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty.

        "Capital Stock" means:

  (1)
  in the case of a corporation, corporate stock;

  (2)
  in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

  (3)
  in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and

  (4)
  any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

        "Cash Equivalents" means:

  (1)
  United States dollars;

  (2)
  securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States government (provided that the full faith and credit of the United States is pledged in support of those securities) having maturities, unless such securities are deposited to defease any debt, of not more than one year from the date of acquisition;

  (3)
  certificates of deposit and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers' acceptances with maturities not exceeding one year and overnight bank deposits, in each case, with any domestic commercial bank having capital and surplus in excess of $500.0 million, in the case of United States banks, and $100.0 million (or the non-U.S. equivalent), in the case of non-United States banks, and, in each case, whose long-term debt is rated "A" or the equivalent thereof by Moody's or S&P (or reasonably equivalent ratings of another internationally recognized ratings agency);

  (4)
  repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

  (5)
  commercial paper having one of the two highest ratings obtainable from Moody's or S&P and, in each case, maturing within one year after the date of acquisition;

  (6)
  securities issued or fully guaranteed by any state or commonwealth of the United States, or by any political subdivision or taxing authority thereof having, at the time of acquisition, one of the two highest ratings obtainable from Moody's or S&P, and, in each case, maturing within one year after the date of acquisition;

  (7)
  marketable short-term money market and similar securities having a rating of at least P-1 or A-1 from either Moody's or S&P, respectively (or, if at any time neither Moody's nor S&P shall be rating such obligations, an equivalent rating from another rating agency) and in each case maturing within one year after the date of acquisition; and

  (8)
  money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (7) of this definition.

        "Change of Control" means the occurrence of any of the following:

  (1)
  the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Issuers and their Subsidiaries taken as a whole to any "person" (as that term is used in Section 13(d) of the Exchange Act), other than an Issuer or a Permitted Holder;

  (2)
  the adoption of a plan relating to the liquidation or dissolution of Holdings;

  (3)
  the consummation of any transaction (including, without limitation, any merger or consolidation), the result of which is that any "person" (as defined above) other than a Permitted Holder becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of Holdings, measured by voting power rather than number of shares;

  (4)
  any Issuer consolidates with, or merges with or into, any Person (other than a Permitted Holder), or any Person (other than a Permitted Holder) consolidates with, or merges with or into, any Issuer, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of such Issuer or such other Person is converted into or exchanged for cash, securities or other property, other than any such transaction where the Voting Stock of such Issuer outstanding immediately prior to such transaction is converted into or exchanged for Voting Stock (other than Disqualified Stock) of the surviving or transferee Person constituting a majority of the outstanding shares of such Voting Stock of such surviving or transferee Person, or a Permitted Holder becomes the Beneficial Owner, directly or indirectly, of more than 50% of the outstanding shares of such Voting Stock (in each case, measured by voting power, and measured immediately after giving effect to such issuance); or

  (5)
  Holdings shall cease to beneficially own, directly or indirectly, 100% of the Voting Stock of Interface, other than as a result of a merger or consolidation between Holdings and Interface or a liquidation or dissolution of Interface that results in the disposition of all or substantially all of the assets of Interface to Holdings.

        Notwithstanding the foregoing, no Change of Control shall occur in the event the Issuers and their Subsidiaries are acquired by a Permitted Strategic Buyer in a manner that would have otherwise triggered one or more of the foregoing clauses (1), (3), (4) or (5) if either (A) immediately after giving effect to such transaction the Permitted Strategic Buyer has an Investment Grade Rating or (B) (1) the market capitalization of such Permitted Strategic Buyer is no less than $1.5 billion and (2) after giving pro forma effect to such transaction as if it had occurred at the beginning of the most recent four-quarter period of the Issuer for which internal financial statements are available, the Fixed Charge Coverage Ratio of the Issuer (or the Permitted Strategic Buyer, as applicable) and the Guarantors shall be no less than 3.0 to 1.0; provided that, in either case, such transaction otherwise complies with the requirements set forth under the heading "Certain Covenants—Merger, Consolidation or Sale of Assets".

        "Collateral" means collateral as such term is defined in the Security Documents, and any other property, whether owned on the Issue Date or thereafter acquired, upon which a Lien securing the Obligations under this Indenture, the Security Documents, the Notes or the Note Guarantees is granted under any Security Document; provided, however, that "Collateral" shall not include any Excluded Assets.

        "Commission" or "SEC" means the U.S. Securities and Exchange Commission.

        "Consolidated Cash Flow" means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication:

  (1)
  an amount equal to any extraordinary loss plus any net loss realized by such Person or any of its Restricted Subsidiaries in connection with an Asset Sale, to the extent such losses were deducted in computing such Consolidated Net Income; plus

  (2)
  provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

  (3)
  the Fixed Charges of such Person and its Restricted Subsidiaries for such period, to the extent that such Fixed Charges were deducted in computing such Consolidated Net Income; plus

  (4)
  depreciation, amortization (including amortization of intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; plus

  (5)
  costs, expenses or charges during such period relating to selling, equipping and installing new alarm systems and other products used in the business in connection with new subscriber acquisition of the Issuers and their Restricted Subsidiaries, in each case to the extent deducted from Consolidated Net Income in accordance with GAAP and net of installation revenue, minus

  (6)
  any reasonable expenses or charges related to any Equity Offering, recapitalization or Indebtedness permitted to be incurred under the Indenture (in each case, whether or not successful); plus

  (7)
  fees, costs and expenses relating to the Issuers' strategic merger and acquisition activity in 2012; plus

  (8)
  any reasonable expenses and charges related to any Permitted Investment, acquisition or disposition permitted under the Indenture (in each case, whether or not successful) or the Refinancing Transaction; minus

  (9)
  non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business,

in each case, on a consolidated basis and determined in accordance with GAAP.

        Notwithstanding anything to the contrary herein, for purposes of the covenant described above under the caption "—Incurrence of Indebtedness and Issuance of Preferred Stock" only, for purposes of determining Consolidated Cash Flow for the first three fiscal quarters immediately following the Issue Date, Consolidated Cash Flow shall be deemed to be equal to (a) for the four fiscal quarter period ending September 30, 2012, the Consolidated Cash Flow for the fiscal quarter ending September 30, 2012 multiplied by four, (b) for the four fiscal quarter period ending December 31, 2012, the Consolidated Cash Flow for the two consecutive fiscal quarters ending December 31, 2012 multiplied by two, and (c) for the four fiscal quarter period ending March 31, 2013, the Consolidated Cash Flow for the three consecutive fiscal quarters ending March 31, 2013 multiplied by 4/3, respectively.

        "Consolidated Net Income" means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

  (1)
  the Net Income of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends, distributions or other payments paid in cash (or marketable securities) to the specified Person or a Restricted Subsidiary of the specified Person (or, in the case of a loss, only to the extent funded with cash from the specified Person or Restricted Subsidiary of the specified Person);

  (2)
  the Net Income of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders; provided that the Consolidated Net Income of such Person shall be increased by the amount of dividends or distributions or other payments that are actually paid in cash by such Person to the Issuers or any Restricted Subsidiary in respect of such period, to the extent not already included therein;

  (3)
  the cumulative effect of a change in accounting principles will be excluded;

  (4)
  any net after-tax income or loss from discontinued operations, net after-tax gains or losses on disposal of discontinued operations and losses arising from lease dispositions will be excluded;

  (5)
  items classified as extraordinary or nonrecurring gains and losses (less all fees and expenses related thereto) or expenses (including, without limitation, costs and expenses arising from the Refinancing Transactions), and the related tax effects according to GAAP, will be excluded; and

  (6)
  any gain (or loss), together with any related provision for taxes on such gain (or loss), realized in connection with: (a) any asset sale; or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries, in each case, will be excluded.

        "Credit Agreement" means that certain credit agreement, entered into on the Issue Date, by and among the Issuers, the guarantors from time to time party thereto, the lenders from time to time party thereto, and Capital One, N.A. as administrative agent and collateral agent, providing for revolving credit borrowings, including any related notes, guarantees, security documents, instruments and agreements executed in connection therewith, and, in each case, as amended, restated, modified, renewed, refunded, replaced (whether upon or after termination or otherwise) or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time.

        "Credit Facilities" means, one or more debt facilities, indentures or agreements (including, without limitation, the Credit Agreement) or commercial paper facilities, in each case, with banks or other institutional lenders, commercial finance companies, creditors, investors or other lenders providing for revolving credit loans, term loans, hedging, bonds, debentures, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables), capital leases or letters of credit, pursuant to agreements or indentures, in each case, as amended, restated, modified, renewed, refunded, replaced (whether upon or after termination or otherwise) or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time (and without limitation as to amount, terms, conditions, covenants and other provisions, including increasing the amount of available borrowings thereunder, changing or replacing agent banks and lenders thereunder or adding, removing or reclassifying the Issuers and Subsidiaries of the Issuers as borrowers or guarantors thereunder).

        "Default" means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

        "Discharge of First Lien Priority Obligations" means that (a) all of such First Lien Priority Obligations (other than contingent indemnification obligations not yet due and payable, and undrawn letters of credit, cash management and other bank product obligations) have been indefeasibly paid, performed or discharged in full (with all such First Lien Priority Obligations consisting of monetary or payment (including reimbursement) obligations having been paid in full in cash), (b) no Person has any further right to obtain any loans, letters of credit, bankers' acceptances, or other extensions of credit under the documents relating to such First Lien Priority Obligations, (c) any and all undrawn letters of credit, bankers' acceptances or similar instruments issued under such documents have been cancelled and returned (or cash collateralized) in accordance with the terms of such documents, and (d) all cash management and other bank product obligations have been indefeasibly paid in full in cash or cash collateralized (up to but not in excess of the amount of any relevant bank product reserve).

        "Disqualified Stock" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case, at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the Notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require the Issuers to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that the Issuers may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption "—Certain Covenants—Restricted Payments." The amount of Disqualified Stock deemed to be outstanding at any time for purposes of the Indenture will be the maximum amount that the Issuers and their Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock, exclusive of accrued dividends.

        "Domestic Subsidiary" means any Restricted Subsidiary of an Issuer that was formed under the laws of the United States or any state of the United States or the District of Columbia or that guarantees or otherwise provides direct credit support for any Indebtedness of any Issuer or any Guarantor.

        "DTC" means The Depository Trust Company, New York, New York, or a successor thereto registered under the Exchange Act or other applicable statute or regulation.

        "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

        "Equity Offering" means any public or private sale of Capital Stock (other than Disqualified Stock) made for cash on a primary basis by Holdings after the Issue Date.

        "Excess First Lien Obligations" means the sum of (a) the portion of the principal amount of the loans outstanding, the undrawn amount of all outstanding letters of credit and reimbursement obligations that are in excess of the First Lien Cap, plus (b) the portion of interest and fees on account of such portion of the loans, letters of credit, and reimbursement obligations described in clause (a) of this definition.

        "Excess Second Lien Obligations" means the sum of (a) the portion of the principal amount of the Notes in excess of the Second Lien Cap, plus (b) the portion of interest and fees on account of such portion of the loans described in clause (a) of this definition.

        "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder.

        "Exchange Notes" means the Notes issued in this exchange offer pursuant to the Indenture in exchange for, and in an amount not to exceed, the Initial Notes.

        "Existing Indebtedness" means all Indebtedness of the Issuers and their Subsidiaries (other than Indebtedness under the Notes and the Note Guarantees) in existence on the Issue Date until such amounts are repaid.

        "Fair Market Value" means the value that would be paid by a willing buyer to an unaffiliated willing seller in a transaction not involving distress or necessity of either party, determined in good faith by the Board of Directors of Holdings (unless otherwise provided in the Indenture).

        "First Lien Agent" means the administrative agent or collateral agent under the First Lien Documents, and any of its respective successors or assigns and any initial or successor administrative agent or collateral agent under any subsequent First Lien Documents.

        "First Lien Cap" means, at any time, the sum of:

          (1)   outstanding Indebtedness permitted to have been incurred under clauses (1) and (15) of the second paragraph under "Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Preferred Stock," plus

          (2)   an amount not to exceed 15% of the Indebtedness described in clause (i) above.

        "First Lien Creditors" means the lenders, the issuers of letters of credit under the First Lien Documents and any other holders of First Lien Obligations.

        "First Lien Documents" means (a) the Credit Agreement, the First Lien Security Documents and each of the other agreements, documents or instruments under any Credit Facility evidencing or governing any First Lien Obligations and (b) any other related documents or instruments executed and delivered pursuant to any First Lien Document described in clause (a) above evidencing or governing any Obligations thereunder.

        "First Lien Obligations" means, collectively, (i) all Obligations arising under the Credit Agreement and related First Lien Documents and any other Indebtedness incurred pursuant to a Credit Facility and related First Lien Documents to the extent that such Indebtedness is secured equally and ratably with the other First Lien Obligations by the Liens on the Collateral, (ii) all reimbursement obligations (if any) and interest thereon with respect to any letter of credit or similar instruments issued pursuant to any Credit Facility described above and (iii) all Hedging Obligations, cash management obligations and similar bank product obligations of the Issuers and the Guarantors to the extent that such obligations are secured equally and ratably with the other First Lien Obligations by the Liens on the Collateral, and all fees, expenses and other amounts payable from time to time in connection therewith.

        "First Lien Priority Obligations" means all First Lien Obligations exclusive of the Excess First Lien Obligations, which Excess First Lien Obligations will be excluded from (and will not constitute) First Lien Priority Obligations.

        "First Lien Security Agreement" means each collateral document, mortgage, pledge or similar agreement or guaranty entered into to secure or Guarantee the First Lien Obligations, among the Issuers and the Guarantors in favor of the First Lien Agent, as amended or supplemented from time to time in accordance with its terms.

        "First Lien Security Documents" means the First Lien Security Agreement and any other agreement, document or instrument pursuant to which a Lien is granted securing any First Lien Obligations or under which rights or remedies with respect to such Liens are governed.

        "Fixed Charge Coverage Ratio" means with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, guarantees, repays, repurchases, redeems, defeases or otherwise discharges any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the "Calculation Date"), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment, repurchase, redemption, defeasance or other discharge of Indebtedness, or such issuance, repurchase or redemption of preferred stock, and the use of the proceeds therefrom, as if the same had occurred at the beginning of the applicable four-quarter reference period.

        In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

  (1)
  acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations, or any Person or any of its Restricted Subsidiaries acquired by the specified Person or any of its Restricted Subsidiaries, and including any related financing transactions and including increases in ownership of Restricted Subsidiaries, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date will be given pro forma effect as if they had occurred on the first day of the four-quarter reference period;

  (2)
  the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded;

  (3)
  the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date;

  (4)
  any Person that is a Restricted Subsidiary on the Calculation Date will be deemed to have been a Restricted Subsidiary at all times during such four-quarter period;

  (5)
  any Person that is not a Restricted Subsidiary on the Calculation Date will be deemed not to have been a Restricted Subsidiary at any time during such four-quarter period; and

  (6)
  if any Indebtedness bears a floating rate of interest, the interest expense on such Indebtedness will be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligation applicable to such Indebtedness to the extent of the remaining term thereof after the Calculation Date).

To the extent that pro forma effect is to be given to an acquisition or disposition of an entity, division, or line of business, the pro forma calculation will be based upon the most recent four full fiscal quarters for which the relevant financial information is available and determined in good faith by a responsible financial or accounting officer of Holdings and will include Pro Forma Cost Savings.

        "Fixed Charges" means, with respect to any specified Person for any period, the sum, without duplication, of:

  (1)
  the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations in respect of interest rates; plus

  (2)
  the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

  (3)
  any interest on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus

  (4)
  the product of (a) all dividends (other than dividends in an aggregate amount equal to the Net Proceeds of the Permitted Hawk Disposition), whether paid or accrued and whether or not in cash, on any series of preferred stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of an Issuer (other than Disqualified Stock) or to an Issuer or a Restricted Subsidiary, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, determined on a consolidated basis in accordance with GAAP.

        "Foreign Subsidiary" means any Restricted Subsidiary of the Issuers that is not a Domestic Subsidiary.

        "GAAP" means generally accepted accounting principles in the United States, which are in effect from time to time.

        "Government Securities" means securities that are:

  (1)
  direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged; or

  (2)
  obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuers thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such Government Securities or a specific payment of principal of or interest on any such Government Securities held by such custodian for the account of the holder of such depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Securities or the specific payment of principal of or interest on the Government Securities evidenced by such depository receipt.

        "Guarantee" means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness. When used as a verb, "guarantee" has a correlative meaning.

        "Guarantors" means (1) each Domestic Subsidiary of an Issuer as of the Issue Date and (2) each other Domestic Subsidiary of an Issuer that executes a Note Guarantee in accordance with the provisions of the Indenture, in each case, together with their respective successors and assigns until the Note Guarantee of such Person has been released in accordance with the provisions of the Indenture.

        "Hawk Assets" means some or all of the residential contracts owned by the Issuers and their Subsidiaries on the Issue Date servicing properties that are located in the State of Texas together with some or all other assets and equipment related to the servicing of such contracts.

        "Hedging Obligations" means, with respect to any specified Person, the obligations of such Person under:

  (1)
  interest rate swap agreements (whether from fixed to floating or from floating to fixed), interest rate cap agreements and interest rate collar agreements;

  (2)
  other agreements or arrangements designed to manage interest rates or interest rate risk; and

  (3)
  other agreements or arrangements designed to protect such Person against fluctuations in currency exchange rates or commodity prices.

in each case, not entered into for speculative purposes.

        "Indebtedness" means, with respect to any specified Person, any indebtedness of such Person (excluding accrued expenses and trade payables), whether or not contingent:

  (1)
  in respect of borrowed money;

  (2)
  evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

  (3)
  in respect of banker's acceptances;

  (4)
  representing Capital Lease Obligations;

  (5)
  representing the balance deferred and unpaid of the purchase price of any property or services due more than six months after such property is acquired or such services are completed; or

  (6)
  representing any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term "Indebtedness" includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person.

        "Initial Notes" means the $230.0 million aggregate principal amount of 9 1/4% Senior Secured Notes due 2018 issued by the Issuers on the Issue Date.

        "Intercreditor Agreement" means the Intercreditor Agreement entered into in connection with the issuance of First Lien Obligations by the Issuers or any Guarantor, among the trustee, the Collateral Agent, the First Lien Agent, the Issuers and the Guarantors, and the other signatories thereto, as the same may be amended, supplemented, restated or modified from time to time.

        "Investment Grade Rating" means a corporate family or similar credit rating equal to or higher than Baa3 (or the equivalent) by Moody's or BBB- (or the equivalent) by S&P.

        "Investments" means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If the Issuers or any Subsidiary of the Issuers sells or otherwise disposes of any Equity Interests of any direct or indirect Subsidiary of the Issuers such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of an Issuer, the Issuers will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Issuers' Investments in such Subsidiary that were not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption "—Certain Covenants—Restricted Payments." The acquisition by the Issuers or any Subsidiary of the Issuers of a Person that holds an Investment in a third Person will be deemed to be an Investment by such Issuer or such Subsidiary in such third Person in an amount equal to the Fair Market Value of the Investments held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of the covenant described above under the caption "—Certain Covenants—Restricted Payments." Except as otherwise provided in the Indenture, the amount of an Investment will be determined at the time the Investment is made and without giving effect to subsequent changes in value.

        "Issue Date" means the date of the original issuance of the Initial Notes.

        "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

        "Management Agreement" means that certain management services agreement, by and between Interface and SunTx Capital Management Corp., as in effect on the Issue Date and any amendments, supplements or replacements thereto (so long as any such amendments, supplements or replacements are not, taken as a whole, materially less favorable to the holders of the Notes than the original agreement as in effect on the Issue Date) and providing for, among other things, management fees payable by Interface and its Subsidiaries in an aggregate amount not to exceed $600,000 per annum.

        "Moody's" means Moody's Investors Service, Inc. or any successor to the rating agency business thereof.

        "Mortgages" means the mortgages, deeds of trust, deeds to secure Indebtedness or other similar documents granting Liens on the Issuers' and their Restricted Subsidiaries' properties and interests, Premises and/or the Leased Premises to secure the Notes.

        "Net Income" means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

  (1)
  any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with: (a) any Asset Sale; or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries;

  (2)
  any extraordinary gain (but not loss), together with any related provision for taxes on such extraordinary gain (but not loss); and

  (3)
  the portion of such Net Income attributable to non-controlling interests of Subsidiaries.

        "Net Proceeds" means the aggregate cash proceeds received by the Issuers or any of their Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of (i) the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, sales commissions, property repair and replacement costs, amounts paid in reimbursement of prepaid expenses associated with such assets to the extent required by the terms of such Asset Sale, and any relocation expenses incurred as a result of the Asset Sale, (ii) taxes paid or payable as a result of the Asset Sale, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, (iii) amounts required to be applied to the repayment of Indebtedness secured by a Lien on the asset or assets that were the subject of such Asset Sale, (iv) any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP, (v) all distributions and other payments required to be made to minority interest holders in Restricted Subsidiaries or joint ventures as a result of such Asset Sale and (vi) appropriate amounts to be provided by the Issuers or any Restricted Subsidiary as a reserve against any liabilities associated with such Asset Sale, as determined in conformity with GAAP.

        "Non-Recourse Debt" means Indebtedness:

  (1)
  as to which neither the Issuers nor any of their Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender;

  (2)
  no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness of the Issuers or any of the Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of the Indebtedness to be accelerated or payable prior to its Stated Maturity; and

  (3)
  as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of the Issuers or any of their Restricted Subsidiaries.

        "Note Guarantee" means the Guarantee by each Guarantor of the Issuers' obligations under the Indenture and the Notes, executed pursuant to the provisions of the Indenture.

        "Notes" means the Initial Notes, the Exchange Notes, and any Additional Notes issued under the Indenture.

        "Obligations" means any principal, interest (including any interest accruing subsequent to the filing of a petition in bankruptcy, reorganization or similar proceeding at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable state, federal or foreign law), penalties, fees, indemnifications, reimbursements (including, without limitation, reimbursement obligations with respect to letters of credit and banker's acceptances), damages and other liabilities, and guarantees of payment of such principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities, payable under the documentation governing any Indebtedness.

        "Officers' Certificate" means a certificate signed on behalf of the Issuers by two officers of Holdings, one of whom must be the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of Holdings that meets the requirements set forth in the Indenture.

        "Opinion of Counsel" means an opinion from legal counsel who is reasonably acceptable to the Trustee that meets the requirements of the Indenture. The counsel may be an employee of or counsel to the Issuers or any Subsidiary of the Issuers.

        "Other Pari Passu Obligations" means any Indebtedness (i) ranking pari passu in right of payment with the Notes, (ii) not secured by any Lien on the Collateral that ranks senior in priority to any Lien on the Collateral held by the Collateral Agent for the benefit of the Second Lien Creditors and (iii) containing provisions similar to those set forth in the Indenture with respect to offers to purchase, prepay or redeem with the proceeds of sales of assets.

        "Parent" means any direct or indirect parent company of Holdings.

        "Permitted Business" means any business engaged in by the Issuers or any of their Restricted Subsidiaries on the Issue Date and any business or other activities that are reasonably similar, ancillary, complementary or related to, or a reasonable extension, development or expansion of, the businesses in which the Issuers and their Restricted Subsidiaries are engaged on the Issue Date.

        "Permitted Hawk Disposition" means the disposition of the Hawk Assets so long as (a) such disposition occurs prior to the first anniversary of the Issue Date and (b) after giving pro forma effect to such disposition, the Recurring Monthly Revenue of the Issuers and their Restricted Subsidiaries (excluding the Recurring Monthly Revenue relating to the disposed Hawk Assets) is not less than $7.8 million, as of the most recently ended full fiscal quarter for which internal financial statements are available immediately preceding the date of such disposition.

        "Permitted Holders" means Sponsor and each of its Affiliates or funds controlled or managed by it or its Affiliates other than any portfolio companies of any of the foregoing. Any Person or group whose acquisition of Beneficial Ownership constitutes a Change of Control under clause (3) of the definition of "Change of Control" in respect of which a Change of Control Offer is made in accordance with the requirements of the Indenture (or would result in a Change of Control Offer in the absence of the waiver of such requirement by holders of Notes in accordance with the Indenture) will thereafter constitute additional Permitted Holders.

        "Permitted Investments" means:

  (1)
  any Investment in an Issuer or in a Restricted Subsidiary of an Issuer that is a Guarantor;

  (2)
  any Investment in cash or Cash Equivalents;

  (3)
  any Investment by an Issuer or any Restricted Subsidiary of an Issuer in a Person, if as a result of such Investment:

  (a)
  such Person becomes a Restricted Subsidiary of an Issuer and a Guarantor; or

  (b)
  such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, an Issuer or a Restricted Subsidiary of an Issuer that is a Guarantor;

    and, in each case, any Investment held by such Person; provided, that such Investment was not acquired by such Person in contemplation of such acquisition, merger, consolidation or transfer;

  (4)
  any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption "—Repurchase at the Option of Holders—Asset Sales;" provided that such Investments (other than any Excluded Assets) shall be pledged as Collateral to the extent the assets subject to such Asset Sale constituted Collateral;

  (5)
  any acquisition of assets or Capital Stock solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of an Issuer;

  (6)
  any Investments received in compromise or resolution of (A) obligations of trade creditors or customers that were incurred in the ordinary course of business of the Issuers or any of their Restricted Subsidiaries, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer; or (B) litigation, arbitration or other disputes with Persons;

  (7)
  Investments represented by Hedging Obligations;

  (8)
  loans or advances to employees made in the ordinary course of business of the Issuers or any Restricted Subsidiary of the Issuers in an aggregate principal amount not to exceed $1.0 million at any one time outstanding;

  (9)
  repurchases of the Notes;

  (10)
  any Investment existing on the date of the Indenture and any Investment that replaces, refinances or refunds any existing Investment; provided that the new Investment is in an amount that does not exceed the amount replaced, refinanced or refunded, and is made in the same Person as the Investment replaced, refinanced or refunded;

  (11)
  receivables owed to the Issuers or any Restricted Subsidiary created or acquired in the ordinary course of business and payable or dischargable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as the Issuers or any such Restricted Subsidiary deems reasonable under the circumstances;

  (12)
  workers' compensation, utility, lease and similar deposits and prepaid expenses in the ordinary course of business, other pledges and deposits permitted under the definition of "Permitted Liens," and endorsements of negotiable instruments and documents in the ordinary course of business;

  (13)
  Guarantees issued in accordance with the covenants set forth under the caption "—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock";

  (14)
  advances, loans or extensions of credit to suppliers and vendors in the ordinary course of business; and

  (15)
  other Investments in any Person having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (15) that are at the time outstanding not to exceed $10.0 million.

        "Permitted Liens" means:

  (1)
  Liens on assets of the Issuers or any Guarantor securing Indebtedness and other Obligations under Credit Facilities that was permitted by the terms of the Indenture to be incurred and/or securing Hedging Obligations related thereto;

  (2)
  Liens in favor of the Issuers or the Guarantors;

  (3)
  Liens on property of a Person existing at the time such Person is merged with or into or consolidated with an Issuer or any Restricted Subsidiary of an Issuer; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with such Issuer or such Restricted Subsidiary;

  (4)
  Liens on property (including Capital Stock) existing at the time of acquisition of the property by an Issuer or any Restricted Subsidiary of the Issuers; provided that such Liens were in existence prior to, and not incurred in contemplation of, such acquisition;

  (5)
  Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

  (6)
  Liens to secure Indebtedness, mortgage financings or purchase money obligations (including Capital Lease Obligations) permitted by clause (4) or clause (15) of the second paragraph of the covenant entitled "—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock" covering only the assets acquired with or financed by such Indebtedness;

  (7)
  Liens existing on the Issue Date;

  (8)
  Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

  (9)
  Liens imposed by law or ordinary course of business contracts, such as carriers', warehousemen's, landlord's and mechanics' Liens, in each case, incurred in the ordinary course of business and liens on deposits in the ordinary course of business to secure liability to insurance carriers;

  (10)
  survey exceptions, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property that were not incurred in connection with Indebtedness and that do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

  (11)
  Liens created for the benefit of (or to secure) the Notes (or the Note Guarantees), including for the sake of clarity, any additional Notes permitted under the Indenture;

  (12)
  Liens to secure any Permitted Refinancing Indebtedness permitted to be incurred under the Indenture; provided, however, that:

  (a)
  the new Lien shall be limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the original Lien (plus improvements and accessions to, such property or proceeds or distributions thereof); and

  (b)
  the Indebtedness secured by the new Lien is not increased to any amount greater than the sum of (x) the outstanding principal amount, or, if greater, committed amount, of the Permitted Refinancing Indebtedness and accrued but unpaid interest and (y) an amount necessary to pay any fees and expenses, including premiums, related to such renewal, refunding, refinancing, replacement, defeasance or discharge;

  (13)
  leases and subleases of real property which do not materially interfere with the ordinary conduct of the business of the Issuers or any of their Restricted Subsidiaries;

  (14)
  Liens incurred in the ordinary course of business of the Issuers or any Restricted Subsidiary of the Issuers with respect to obligations that do not exceed $5.0 million at any one time outstanding;

  (15)
  the filing of Uniform Commercial Code financing statements solely as a precautionary measure in connection with operating leases (other than any sale and leaseback transaction) or consignment of goods;

  (16)
  Liens (i) of a collection bank arising under Section 4-208 of the Uniform Commercial Code (or equivalent statutes) on items in the course of collection and (ii) in favor of a banking institution arising as a matter of law encumbering deposits (including the right of set-off) and which are within the general parameters customary in the banking industry;

  (17)
  Liens to secure Indebtedness permitted under clause (14) of the second paragraph of the covenant described under "—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock";

  (18)
  Pledges or deposits made in the ordinary course of business (A) in connection with bids, tenders, leases, performance bonds and similar obligations, or (B) in connection with workers' compensation, unemployment insurance and other social security or similar legislation;

  (19)
  Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;

  (20)
  Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by the Issuers or any of their Restricted Subsidiaries in the ordinary course of business;

  (21)
  any attachment or judgment Lien that does not constitute an Event of Default;

  (22)
  Liens arising under the Indenture in favor of the Trustee for its own benefit and similar Liens in favor of other trustees, agents and representatives arising under instruments governing Indebtedness permitted to be incurred or outstanding under the Indenture, provided that such Liens are solely for the benefit of the trustees, agents and representatives in their capacities as such and not for the benefit of the holders of such Indebtedness; and

  (23)
  Liens arising from the deposit of funds or securities in trust for the purpose of decreasing or defeasing Indebtedness so long as such deposit of funds or securities and such decreasing or defeasing of Indebtedness are permitted under the covenants described under "—Certain Covenants—Restricted Payments".

        In each case set forth above, notwithstanding any stated limitation on the assets that may be subject to such Lien, a Permitted Lien on a specified asset or group or type of assets may include Liens on all improvements, additions and accessions thereto and all products and proceeds thereof, including dividends, distributions, interest and increases in respect thereof.

        "Permitted Parent Payments" means, without duplication as to amounts:

  (1)
  Permitted Tax Distributions;

  (2)
  dividends or distributions to Parent to permit Parent to pay general corporate overhead expenses of any Parent, including (a) bona fide franchise taxes and (b) legal, accounting and administrative fees and expenses, in each case to the extent such fees and expenses are attributable to the ownership or operation of the Issuers and their Restricted Subsidiaries (provided that for so long as such Parent owns no assets other than the Capital Stock in the Issuers or another direct or indirect parent entity of the Issuers, such fees and expenses shall be deemed for purposes of this clause (2) to be so attributable to such ownership or operation); provided that the amounts in subclause (b) shall not exceed $500,000 in any year; and

  (3)
  dividends or distributions to permit the payment of Sponsor's reasonable out-of-pocket expenses under the Management Agreement.

        "Permitted Refinancing Indebtedness" means any Indebtedness of the Issuers or any of their Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge other Indebtedness of the Issuers or any of their Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

  (1)
  the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness renewed, refunded, refinanced, replaced, defeased or discharged (plus all accrued interest on the Indebtedness and the amount of all fees and expenses, including premiums, incurred in connection therewith);

  (2)
  such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged;

  (3)
  if the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged is subordinated in right of payment to the Notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the Notes on terms at least as favorable to the holders of Notes as those contained in the documentation governing the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged; and

  (4)
  such Indebtedness is incurred either by the Issuers or by the Restricted Subsidiary who is the obligor on the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged.

        "Permitted Strategic Buyer" means any Person that either directly, or through one or more of its operating subsidiaries, is engaged in a Permitted Business.

        "Permitted Tax Distribution" means if an Issuer is either (i) a member of an affiliated group filing consolidated or combined returns of which it is not the common parent, or (ii) an entity that is wholly owned by a member of such affiliated group or the common parent of such affiliated group and is treated as a disregarded entity for U.S. federal income tax purposes, the payment by such Issuer to the common parent of such group of the consolidated or combined federal, state and local income taxes payable by the common parent for such group but only to the extent such taxes are attributable to the income or business of such Issuer and its Restricted Subsidiaries; provided that the amount of such payments in any taxable year does not exceed the amount that such Issuer and its Restricted Subsidiaries would be required to pay in respect of federal, state and local taxes for such taxable year were such Issuer and such Restricted Subsidiaries to pay such taxes separately from any such common parent (as though such Issuer were a corporation and the common parent of a separate affiliated group filing consolidated or combined returns with respect to the taxable income of such Issuer and such Restricted Subsidiaries for such period). For purposes of the computation, it will be assumed that any net operating loss carryforwards or other carryforwards or tax attributes, such as alternative minimum tax carryforwards, that arise in any period will be available to offset taxable income payable in later years.

        "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

        "Pro Forma Cost Savings" means, with respect to any acquisition or disposition of an entity, division or line of business, for purposes of calculation of the Fixed Charge Coverage Ratio as of any date, the reduction in net costs and related adjustments that (1) were directly attributable to such acquisition or disposition of an entity, division or line of business and were calculated on a basis that is consistent with Regulation S-X under the Securities Act as then in effect, (2) were actually implemented in connection with or as a result of such acquisition or disposition of an entity, division or line of business within twelve months after the date of the transaction and prior to the date of calculation of the Fixed Charge Coverage Ratio that are supportable and quantifiable by the underlying accounting records and/or (3) relate to an acquisition or disposition of an entity, division or line of business that the Issuers reasonably determine to be probable and are based upon specifically identifiable actions to be taken within twelve months of the date of the closing of such acquisition or disposition of an entity, division or line of business and, in the case of each of (1), (2) and (3), are described, as provided below, in an Officers' Certificate, as if all such reductions in costs had been effected as of the beginning of the applicable four-quarter period. Pro Forma Costs Savings described above shall be established by a certificate delivered to the Trustee from the Chief Executive Officer or Chief Financial Officer of Holdings that outlines the specific actions taken or to be taken and the net cost savings achieved or to be achieved from each such action and, in the case of clause (3) above, that states such savings have been determined in management's reasonable judgment to be probable based on information then available.

        "Recurring Monthly Revenue" means, the contractually obligated recurring payments per month (net of third-party pass-through charges, assessments of taxes and net of any customer discounts) then being received by the Issuers or any Restricted Subsidiaries, measured as of the last day of the most recently ended fiscal month period for which internal financial statements are available.

        "Refinancing Transaction" means the issuance of the Initial Notes on the Issue Date, the entry into the Credit Agreement and the other transactions described in the Offering Circular under the heading "Use of Proceeds."

        "Restricted Investment" means an Investment other than a Permitted Investment.

        "Restricted Subsidiary" of a Person means any Subsidiary of such Person that is not an Unrestricted Subsidiary.

        "S&P" means Standard & Poor's Ratings Group or any successor to the rating agency business thereof.

        "Second Lien Actionable Default" means a payment default under the Notes, acceleration of the Second Lien Obligations or any insolvency of the Issuers or a Guarantor.

        "Second Lien Cap" means, at any time, the result of (a) the aggregate principal amount of all Indebtedness incurred under the Second Lien Documents from the Issue Date to and including the applicable time of determination in accordance with the terms thereof, minus (b) the aggregate amount of all payments of such principal under such Second Lien Documents as of such time in accordance with the terms thereof (other than any prepayment made with the proceeds of any refinancing, refunding or replacement of any such Indebtedness).

        "Second Lien Creditors" means the Trustee, the Collateral Agent, each holder of Notes, the beneficiaries of each indemnification obligation under the Indenture, the Notes and the Security Documents, and any successor or transferee of any of the foregoing.

        "Second Lien Documents" means (a) the Indenture, the Notes, the Note Guarantees, the Security Documents and each of the other agreements, documents or instruments evidencing or governing any Second Lien Obligations and (b) any other related documents or instruments executed and delivered pursuant to any Second Lien Document described in clause (a) above evidencing or governing any Obligations thereunder, in each case, as amended, restated, modified, renewed, refunded, replaced (whether upon or after termination or otherwise) or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time.

        "Second Lien Obligations" means all Obligations in respect of the Notes or arising under the Second Lien Documents or any of them. Second Lien Obligations shall include all interest accrued (or which would, absent the commencement of an insolvency or liquidation proceeding, accrue) after the commencement of an insolvency or liquidation proceeding in accordance with and at the rate specified in the relevant Second Lien Document whether or not the claim for such interest is allowed as a claim in such insolvency or liquidation proceeding (including all amounts accruing on or after the commencement of an insolvency proceeding, or that would have accrued or become due but for the effect of an insolvency proceeding and irrespective of whether a claim for all or any portion of such amounts is allowable or allowed in such insolvency proceeding).

        "Second Lien Priority Obligations" means all Second Lien Obligations exclusive of the Excess Second Lien Obligations, which Excess Second Lien Obligations will be excluded from (and will not constitute) Second Lien Priority Obligations.

        "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder.

        "Security Documents" means the security agreements, pledge agreements, mortgages, deeds of trust, deeds to secure debt, collateral assignments, control agreements, the Intercreditor Agreement (if applicable) and related agreements (including, without limitation, financing statements under the Uniform Commercial Code of the relevant states), as amended, supplemented, restated, renewed, refunded, replaced, restructured, repaid, refinanced or otherwise modified from time to time, to secure any Obligations or under which rights or remedies with respect to any such Lien are governed.

        "Significant Subsidiary" means any Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the Issue Date.

        "Sponsor" means SunTx Capital Management Corp. and its controlled Affiliates (other than any portfolio company of the Sponsor).

        "Stated Maturity" means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the documentation governing such Indebtedness as of the Issue Date, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

        "Subsidiary" means, with respect to any specified Person:

  (1)
  any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders' agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

  (2)
  any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

        Unless otherwise specified or the context shall otherwise require, "Subsidiary" refers to a Subsidiary of Holdings.

        "Treasury Rate" means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to January 15, 2015; provided, however, that if the period from the redemption date to

January 15, 2015, is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

        "Uniform Commercial Code" or "UCC" means the Uniform Commercial Code as in effect in the relevant jurisdiction from time to time.

        "Unrestricted Subsidiary" means any Subsidiary of an Issuer that is designated by the Board of Directors of Holdings as an Unrestricted Subsidiary pursuant to a resolution of the Board of Directors, but only to the extent that such Subsidiary:

  (1)
  has no Indebtedness other than Non-Recourse Debt;

  (2)
  except as permitted by the covenant described above under the caption "—Certain Covenants—Transactions with Affiliates," is not party to any agreement, contract, arrangement or understanding with the Issuers or any Restricted Subsidiary of the Issuers unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Issuer or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Issuers;

  (3)
  is a Person with respect to which neither the Issuers nor any of their Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results; and

  (4)
  has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Issuer or any of its Restricted Subsidiaries.

        "Voting Stock" of any specified Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

        "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

  (1)
  the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

  (2)
  the then outstanding principal amount of such Indebtedness.

BOOK-ENTRY SETTLEMENT AND CLEARANCE

        Except as set forth below, we will issue the Exchange Notes in the form of one or more global Exchange Notes, or the Global Exchange Note. The Global Exchange Note will be deposited with, or on behalf of, The Depository Trust Company, or DTC, and registered in the name of the DTC or its nominee. Except as set forth below, the Global Exchange Note may be transferred, in whole and not in part, and only to DTC or another nominee of DTC. You may hold your beneficial interests in the Global Exchange Note directly through DTC if you have an account with DTC or indirectly through organizations that have accounts with DTC.

        DTC has advised us that it is:

  •
  a limited purpose trust company organized under the laws of the State of New York;

  •
  a "banking organization" within the meaning of the New York State Banking Law;

  •
  a member of the Federal Reserve System;

  •
  a "clearing corporation" within the meaning of the Uniform Commercial Code; and

  •
  a "clearing agency" registered under Section 17A of the Exchange Act.

        DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between its participants through electronic book-entry changes to the accounts of its participants. DTC's participants include securities brokers and dealers, including the initial purchasers; banks and trust companies; clearing corporations and other organizations. Indirect access to DTC's system is also available to others such as banks, brokers, dealers and trust companies; these indirect participants clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly. Investors who are not DTC participants may beneficially own securities held by or on behalf of DTC only through DTC participants or indirect participants in DTC.

        So long as DTC's nominee is the registered owner of a Global Exchange Note, that nominee will be considered the sole owner or holder of the Exchange Notes represented by that Global Exchange Note for all purposes under the indenture. Except as provided below under "—Certificated Notes," owners of beneficial interests in a Global Exchange Note:

  •
  will not be entitled to have Exchange Notes represented by the Global Exchange Note registered in their names;

  •
  will not receive or be entitled to receive physical, certificated Exchange Notes; and

  •
  will not be considered the owners or holders of the Exchange Notes under the indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee under the indenture.

        As a result, each investor who owns a beneficial interest in a Global Exchange Note must rely on the procedures of DTC to exercise any rights of a holder of Exchange Notes under the indenture (and, if the investor is not a participant or an indirect participant in DTC, on the procedures of the DTC participant through which the investor owns its interest).

        Payments of principal, premium (if any) and interest with respect to the Exchange Notes represented by a Global Exchange Note will be made by the trustee to DTC's nominee as the registered holder of the Global Exchange Note. We understand that under existing industry practice, in the event an owner of a beneficial interest in the Global Exchange Note desires to take any action that the DTC, as the holder of the Global Exchange Note, is entitled to take, the DTC would authorize the participants to take such action, and the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

        We will make payments of principal of, premium, if any, and interest on Exchange Notes represented by the Global Exchange Note registered in the name of and held by the DTC or its nominee to the DTC or its nominee, as the case may be, as the registered owner and holder of the Global Exchange Note. We expect that the DTC or its nominee, upon receipt of any payment of principal of, premium, if any, or interest on the Global Exchange Note will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Exchange Note as shown on the records of the DTC or its nominee. We also expect that payments by participants or indirect participants to owners of beneficial interests in the Global Exchange Note held through such participants or indirect participants will be governed by standing instructions and customary practices and will be the responsibility of such participants or indirect participants. We will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the Global Exchange Note for any Exchange Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between the DTC and its participants or indirect participants or the relationship between such participants or indirect participants and the owners of beneficial interests in the Global Exchange Note owning through such participants. Transfers between participants in DTC will be effected under DTC's procedures and will be settled in same-day funds.

        Although the DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Exchange Note among participants of the DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither the Trustee nor the Company will have any responsibility or liability for the performance by the DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Certificated Notes

        Exchange Notes in physical, certificated form will be issued and delivered to each person that DTC identifies as a beneficial owner of the related Exchange Notes only if:

  •
  DTC notifies us at any time that it is unwilling or unable to continue as depositary for the Global Exchange Notes and a successor depositary is not appointed within 90 days;

  •
  DTC ceases to be registered as a clearing agency under the Exchange Act and a successor depositary is not appointed within 90 days;

  •
  we, at our option, notify the trustee that we elect to cause the issuance of certificated Exchange Notes; or

  •
  certain other events provided in the indenture should occur.

 CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

General

        The following is a summary of material U.S. federal income tax consequences of the exchange of Initial Notes for Exchange Notes pursuant to this exchange offer, but does not purport to be a complete analysis of all potential tax considerations. This summary is based upon the Internal Revenue Code of 1986, as amended, the Treasury Regulations promulgated or proposed thereunder, and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change, possibly on a retroactive basis.

        This summary is limited to the tax consequences of those persons who are original beneficial owners of the Notes, who exchange Initial Notes for Exchange Notes in this exchange offer and who hold the Initial Notes, and that will hold the Exchange Notes, as capital assets within the meaning of Section 1221 of the Code, which we refer to as "holders." This summary does not purport to deal with all aspects of U.S. federal income taxation that might be relevant to particular holders in light of their particular circumstances or status nor does it address specific tax consequences that may be relevant to particular persons (including, for example, financial institutions, broker-dealers, insurance companies, partnerships or other pass-through entities, expatriates, banks, real estate investment trusts, regulated investment companies, tax-exempt organizations and persons that have a functional currency other than the U.S. Dollar, or persons in special situations, such as those who have elected to mark securities to market or those who hold Notes as part of a straddle, hedge, conversion transaction or other integrated investment). In addition, this summary does not address U.S. federal alternative minimum, estate and gift tax consequences or consequences under the tax laws of any state, local or foreign jurisdiction. We have not sought any ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in this summary, and we cannot assure you that the IRS will agree with such statements and conclusions.

        If a partnership or other entity treated as a partnership for U.S. federal income tax purposes holds Notes and participates in the exchange offer, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding the Notes, you should consult your tax advisor regarding the tax consequences of the exchange of Initial Notes for Exchange Notes pursuant to this exchange offer.

        This summary is for general information only. Persons considering the exchange of Initial Notes for Exchange Notes are urged to consult their independent tax advisors concerning the U.S. federal income taxation and other tax consequences to them of exchanging the Notes, as well as the application of state, local and foreign income and other tax laws.

Exchange of an Initial Note for an Exchange Note Pursuant to this Exchange Offer

        The exchange of the Initial Notes for the Exchange Notes in the exchange offer described herein will not constitute a significant modification of the terms of the Initial Notes and thus will not constitute a taxable exchange for U.S. federal income tax purposes. Rather, the Exchange Notes will be treated as a continuation of the Initial Notes. Consequently, a holder will not recognize gain or loss upon receipt of the Exchange Notes in exchange for the Initial Notes in the exchange offer, the holder's adjusted tax basis in the Exchange Notes received in the exchange offer will be the same as its adjusted tax basis in the Initial Notes immediately before the exchange, and the holder's holding period in the Exchange Notes will include its holding period in the Initial Notes.

 PLAN OF DISTRIBUTION

        Based on interpretations of the SEC set forth in no-action letters issued to third parties, we believe that the Exchange Notes issued under the exchange offer in exchange for Initial Notes may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act, provided:

  •
  you are not an "affiliate" of ours within the meaning of Rule 405 under the Securities Act;

  •
  you are acquiring the Exchange Notes in the ordinary course of your business; and

  •
  you do not intend to participate in the distribution of the Exchange Notes.

        If you tender Initial Notes in the exchange offer with the intention of participating in any manner in a distribution of the Exchange Notes:

  •
  you cannot rely on the above interpretations of the SEC; and

  •
  you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction, and the secondary resale transaction must be covered by an effective registration statement containing the selling security holder information required by Item 507 or 508, as applicable, of Regulation S-K under the Securities Act.

        Each broker-dealer that receives Exchange Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the Exchange Notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker dealer in connection with resales of Exchange Notes received in exchange for Initial Notes where such Initial Notes were acquired as a result of market-marking activities or other trading activities. We have agreed that, for a period of 180 days after the effective date of this prospectus, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

        We will not receive any proceeds from any sale of the Exchange Notes by broker-dealers. Exchange Notes received by broker-dealers for their own accounts pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such Exchange Notes. Any broker-dealer that resells Exchange Notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such Exchange Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale Exchange Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

        For a period of 180 days after the effective date of this prospectus, we will promptly send additional copies of this prospectus and any amendment to this prospectus to any broker-dealer that requests such documents. We have agreed, in connection with the exchange offer, to indemnify the holders of Notes against certain liabilities, including liabilities under the Securities Act.

        By acceptance of the exchange offer, each broker-dealer that receives Exchange Notes pursuant to the exchange offer hereby agrees to notify us prior to using the prospectus in connection with the sale or transfer of Exchange Notes, and acknowledges and agrees that, upon receipt of notice from us of the happening of any event or the discovery of any fact which makes any statement in the prospectus untrue in any material respect or which requires the making of any changes in the prospectus in order to make the statements therein not misleading (which notice we agree to deliver promptly to such broker-dealer), such broker-dealer will suspend use of the prospectus until we have amended or supplemented the prospectus to correct such misstatement or omission and has furnished copies of the amended or supplemented prospectus to such broker-dealer or we have given notice that the sale of the Exchange Notes may be resumed.

 LEGAL MATTERS

        The validity of the Exchange Notes will be passed upon for us by Akin Gump Strauss Hauer & Feld LLP, Dallas, Texas.

EXPERTS

        The financial statements as of December 31, 2013, and December 31, 2012, and for each of the three years in the period ended December 31, 2013, included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

INTERFACE SECURITY SYSTEMS HOLDINGS, INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

IN THOUSANDS, EXCEPT SHARES AND PER SHARE AMOUNTS

	March 31, 2014	December 31, 2013
Assets
Current assets
Cash and cash equivalents	$573	$361
Restricted cash	2,140	2,000
Accounts receivable, less allowance for doubtful accounts of $1,073 and $955	10,065	10,504
Inventories	6,446	6,881
Prepaid expenses, notes receivable and other assets	3,334	1,694
Assets held for sale	—	4,233

Total current assets	22,558	25,673

Property and equipment, net	19,519	20,506
Intangible assets, net	30,476	32,848
Goodwill	40,463	40,463
Deferred charges	8,292	8,838

Total assets	$121,308	$128,328

Liabilities and Stockholders' Equity (Deficit)
Current liabilities
Current portion of long-term debt	$205	$279
Accounts payable	9,557	13,625
Accrued expenses	8,928	15,199
Customer deposits	2,998	2,431
Deferred revenue	3,539	3,084
Liabilities held for sale	—	1,355

Total current liabilities	25,227	35,973

Long-term deferred revenue	2,819	2,863
Deferred tax liability	6,395	7,494
Long-term debt	261,004	256,539

Total liabilities	295,445	302,869

Mezzanine equity
Redeemable Class A Preferred Stock, $1.00 par value, 70,000 shares authorized, 39,398 shares outstanding at March 31, 2014 and December 31, 2013	108,450	105,720
Redeemable Class C Preferred Stock, $1.00 par value, 60,000 shares authorized, 16,094 shares outstanding at March 31, 2014 and December 31, 2013	40,499	39,524
Convertible and redeemable Class E Preferred Stock, $1.00 par value, 50,000 shares authorized, 10,467 and 11,060 shares outstanding at March 31, 2014 and December 31, 2013, respectively	11,771	25,073
Convertible and redeemable Class F Preferred Stock, $1.00 par value, 5,000 shares authorized, 2,455 shares outstanding at December 31, 2013	—	4,995
Redeemable Class G Preferred Stock, $1.00 par value, 5,000 shares authorized, 1,711 shares outstanding at December 31, 2013	—	8,644

Total mezzanine equity	160,720	183,956

Stockholders' Equity (Deficit)
Common stock	—	—
Related party notes receivable	(100)	(100)
Accumulated deficit	(334,757)	(358,397)

Total stockholders' equity (deficit)	(334,857)	(358,497)

Total liabilities and stockholders' equity (deficit)	$121,308	$128,328

See notes to the unaudited consolidated financial statements.

INTERFACE SECURITY SYSTEMS HOLDINGS, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

IN THOUSANDS

	Three Months Ended March 31,
	2014	2013
Revenue
Services	$25,705	$26,380
Products	3,015	3,865

Total revenue	28,720	30,245

Cost and Expenses
Cost of services	19,754	19,677
Cost of products	3,772	3,363
General and administrative expenses	8,100	6,201
Amortization	2,372	2,463
Depreciation	2,450	2,362
Loss on extinguishment of debt	—	707
Loss (gain) on sale of long-lived assets	479	(9)
Gain on sale of Transferred Assets	(39,715)	—

Total costs and expenses	(2,788)	34,764

Income (loss) from operations	31,508	(4,519)
Interest expense	6,133	5,879
Interest income	4	4

Income (loss) before provision for income taxes	25,379	(10,394)
Provision for income taxes	(2,311)	171

Net income (loss)	27,690	(10,565)
Net loss attributable to noncontrolling interest	—	(10)

Net income (loss) attributable to Interface Security Systems Holdings, Inc.	27,690	(10,555)

Redeemable Class A Preferred Stock dividend	(2,730)	(2,473)
Redeemable Class C Preferred Stock dividend	(975)	(883)
Convertible and redeemable Class E Preferred Stock dividend	(312)	(560)
Convertible and redeemable Class F Preferred Stock dividend	(14)	(140)
Redeemable Class G Preferred Stock dividend	(19)	(193)

Net income (loss) attributable to common stockholders	$23,640	$(14,804)

See notes to the unaudited consolidated financial statements.

INTERFACE SECURITY SYSTEMS HOLDINGS, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

IN THOUSANDS, EXCEPT PER SHARE DATA

	Class A Common		Class B Common
							Total Stockholders' Equity (Deficit)
	Shares issued	$.01 par value	Shares issued	$.01 par value	Related Party Receivables	Accumulated Deficit
Balance at December 31, 2013	22	$—	8	$—	$(100)	$(358,397)	$(358,497)
Dividends accrued on preferred stock	—	—	—	—	—	(4,050)	(4,050)
Net income	—	—	—	—	—	27,690	27,690

Balance at March 31, 2014	22	$—	8	$—	$(100)	$(334,757)	$(334,857)

See notes to the unaudited consolidated financial statements.

INTERFACE SECURITY SYSTEMS HOLDINGS, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

IN THOUSANDS

	Three Months Ended March 31,
	2014	2013
Cash flows from operating activities
Net income (loss)	$27,690	$(10,565)
Adjustments to reconcile net loss to net cash used in operating activities
Amortization	2,372	2,463
Depreciation	2,450	2,362
Amortization of deferred financing fees	546	587
Deferred income tax	(1,099)	138
Loss (gain) on sale of long-lived assets	479	(9)
Gain on sale of Transferred Assets	(39,715)	—
Loss on extinguishment of debt	—	707
Change in operating assets and liabilities
Accounts receivable, net	342	(512)
Inventories	320	(85)
Prepaid expenses, other assets, and notes receivable	(1,640)	(118)
Accounts payable	(1,569)	(1,981)
Accrued expenses	(6,355)	(1,295)
Customer deposits	122	122
Deferred revenue	946	581

Net cash used in operating activities	(15,111)	(7,605)

Cash flows from investing activities
Capital expenditures, subscriber system assets	(2,181)	(4,505)
Capital expenditures, other	(352)	(145)
Proceeds from sale of fixed assets	92	9
Proceeds from sale of Transferred Assets	40,799	—
Change in restricted cash	(140)	—

Net cash provided (used) by investing activities	38,218	(4,641)

Cash flows from financing activities
Payments on capital lease obligations	(109)	(149)
Proceeds from debt	—	230,000
Payments on debt	—	(208,378)
Proceeds from revolving credit facility	4,500	—
Dividends paid	(27,281)	—
Capital stock redemptions	(5)	—
Deferred financing fees	—	(10,650)
Other, net	—	24

Net cash (used) provided by financing activities	(22,895)	10,847

Net decrease in cash	212	(1,399)
Cash and cash equivalents
Beginning of period	361	1,574

End of period	$573	$175

Supplemental Disclosures
Cash paid for interest	$10,930	$3,722
Noncash items
Purchase of capital expenditures in accounts payable	$112	$573
Dividends accrued on Class A Preferred Stock	(2,730)	(2,473)
Dividends accrued on Class C Preferred Stock	(975)	(883)
Dividends accrued on Class E Preferred Stock	(312)	(560)
Dividends accrued on Class F Preferred Stock	(14)	(140)
Dividends accrued on Class G Preferred Stock	(19)	(193)

See notes to the unaudited consolidated financial statements.

INTERFACE SECURITY SYSTEMS HOLDINGS, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Basis of Presentation

Organization

        Interface Security Systems Holdings, Inc. ("Holdings") is a Delaware corporation. Holdings is a technology company engaged in the sale, provisioning, installation, monitoring and maintenance of physical security, secure managed broadband, digital voice and IP based applications to commercial and residential customers throughout the United States. The Company is primarily owned by SunTx Capital Partners, L.P. and its affiliates ("SunTx Capital Partners"), which owns approximately 88% of the voting power of the Company on a fully diluted basis. The Company owns 100% of the outstanding membership interests of its principal operating subsidiary, Interface Security Systems, L.L.C. ("Interface Systems"). In the third quarter of 2013, the Company acquired all of the remaining noncontrolling interest in The Greater Alarm Company, Inc. ("GAC") and the Company merged Westec Acquisition Corp. ("Westec") and GAC into Interface Systems. Collectively, Holdings and Interface Systems, are referred to herein as the "Company."

Principles of Consolidation

        The consolidated financial statements include the accounts of the Company and its majority owned subsidiaries. All significant transactions and account balances between entities included in the consolidated financial statements have been eliminated in consolidation. The consolidated financial statements reflect all adjustments that are, in the opinion of management, necessary to present a fair statement of the Company's financial position as of March 31, 2014, and the results of operations for the three months ended March 31, 2014 and 2013. The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America for interim financial information; accordingly, certain information and footnote disclosures typically included in the Company's annual financial statements have been condensed or omitted from this report. The results of operations for the interim periods are not necessarily indicative of the results expected for the full year.

Operating Model and Liquidity

        The Company conducts business in one operating segment, which is identified by the Company based on how resources are allocated and operating decisions are made. A majority of the Company's revenues are generated within the Unites States and a majority of the Company's long-lived assets are located within the United States. Management evaluates performance and allocates resources based on the Company as a whole. The Company's business model is based on generating long-term contracts with customers to provide on-going monitoring, maintenance and related services that generate profitable recurring monthly revenue (RMR). The Company makes a one-time investment in sales and installation cost to create new customers internally and this investment is not capitalized. Generally compared to other companies that acquire their new customers externally through bulk acquisitions and can capitalize certain costs, the Company generates substantial operating losses as a result of having to expense the majority of its investment in subscriber RMR growth.

        The Company invested direct costs of $7.8 million and $11.1 million to create new RMR of $0.2 million and $0.4 million for the three months ended March 31, 2014 and 2013, respectively.

        Security technology monitoring companies are generally valued based on a multiple of the RMR associated with the customer contracts and these purchase multiples do vary based on performance metrics, scale and market conditions. Management believes that there is significant value being created

INTERFACE SECURITY SYSTEMS HOLDINGS, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Organization and Basis of Presentation (Continued)

for the Company's stockholders resulting from the steady growth in the Company's RMR at historical investment levels. The Company has demonstrated year-on-year increases in monitoring and managed service revenues from adding new RMR that generates high cash flow margins. As of March 31, 2014, the Company is actively billing approximately $7.4 million of RMR and has a contracted backlog of RMR contracts totaling $0.3 million that will be installed in 2014.

        Throughout the course of the Company's history, it has been able to adjust the level of RMR growth and related investment based on the capital available. If the Company were to cease its internal growth strategy and no longer invest in creating new RMR, it would generate future positive cash flows that could be used to pay down its outstanding debt, except with respect to the July 2014 interest payment due on the Company's Senior Secured Notes (as defined below), for which the Company will have to raise additional funds.

        In January 2013, the Company closed an offering of 9 1/4% Senior Secured Notes due 2018 in an aggregate principal amount of $230.0 million (the "Senior Secured Notes"), the proceeds of which were used to repay its then existing revolver balance, senior subordinated note, subordinated notes payable and the fees and expenses associated with the offering. See further discussion under Long-Term Debt in Note 7. In addition, the Company had $31.0 million drawn and $5.6 million available for borrowing under its revolving credit facility at March 31, 2014.

        The Company used $15.1 million and $7.6 million of cash for operations for the three months ended March 31, 2014 and 2013, respectively, and also had negative working capital of $2.7 million and $13.2 million (excluding assets and liabilities held for sale) at March 31, 2014 and December 31, 2013, respectively.

Going Concern Assumption

        During the three months ended March 31, 2014, the Company determined that it had an interest payment of $10.6 million due on July 15, 2014 related to the Senior Secured Notes for which insufficient funds were available to pay the interest payment when it became due, which raised substantial doubt about the ability of the Company to continue as a going concern. On May 30, 2014, Interface Master Holdings, Inc. ("Master Holdings"), a newly formed holding company and parent company of Holdings, closed a $115.0 million offering of 12.50% / 14.50% Senior Contingent Cash Pay Notes (the "Master Holdings Notes"). Master Holdings used $71.6 million of the proceeds of the offering to purchase shares of Class A Common Stock and Class B Common Stock of Holdings. The Company intends to use the $71.6 million in proceeds to make cash interest payments on the Senior Secured Notes and for general corporate purposes, including to fund growth initiatives. Therefore, the conditions that led to the substantial doubt about the Company's ability to continue as a going concern at March 31, 2014 no longer exist at July 1, 2014.

Other Comprehensive Income

        The Company did not recognize any other comprehensive income during the three months ended March 31, 2014 and 2013.

INTERFACE SECURITY SYSTEMS HOLDINGS, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Sale of Transferred Assets

        Pursuant to an Asset Purchase Agreement (the "Asset Purchase Agreement"), dated as of January 9, 2014 (the "Closing Date"), by and among My Alarm Center, LLC, d/b/a Alarm Capital Alliance ("Buyer"), and Interface Systems, the Company sold certain residential customer contracts and related assets and liabilities used exclusively in, or necessary to conduct, the alarm system sales, installation, repair, maintenance and monitoring services of the Company's Hawk Security Services brand ("Hawk") in the State of Texas (the "Transferred Assets") to the Buyer. The total purchase price for the Transferred Assets was approximately $42.8 million of which approximately $40.7 million was paid in cash to the Company on the Closing Date and approximately $2.1 million and $2.0 million was deposited in an escrow account on the Closing Date and recorded as restricted cash on the balance sheet as of March 31, 2014 and December 31, 2013, respectively. The funds will remain in escrow for six months following the Closing Date and will serve as the exclusive source of recovery for customary indemnification obligations with respect to the Company's representations, warranties and covenants under the Asset Purchase Agreement and certain adjustments to the purchase price in the event the customer attrition rate applicable to the Transferred Assets differs from specified targets. The Company has agreed to provide Buyer with certain specified transition services to allow for the efficient transition of the Transferred Assets to Buyer for six months following the Closing Date, unless extended by mutual agreement. The Company continues to operate in the residential alarm monitoring business and the Hawk branded services were not clearly distinguishable operationally or for financial reporting purposes. The Company used a portion of the net proceeds to redeem all of the issued and outstanding shares of its Class G Preferred Stock and Class F Preferred Stock and part of its Class E Preferred Stock and to pay a cash dividend in an aggregate amount of approximately $27.3 million to the stockholders as permitted under the indenture governing the Notes.

        As of December 31, 2013, the Hawk assets met the criteria for assets held for sale under Financial Accounting Standards Board Accounting Standards Codification ("ASC") 360, Property, Plant and Equipment. As such, the assets and liabilities to be sold were reclassified as held for sale. Assets held for sale on the Company's balance sheet as of December 31, 2013 included accounts receivable of approximately $0.3 million, inventory of $0.3 million and property, plant and equipment of $3.6 million. Liabilities held for sale on the Company's balance sheet as of December 31, 2013 included accrued expenses of $0.1 million, customer deposits of $0.5 million, and deferred revenue of $0.8 million.

3. Inventories

        Inventories consist of the following at March 31, 2014 and December 31, 2013 (in thousands):

	March 31, 2014	December 31, 2013
Raw materials	$3,389	$3,452
Work in progress	3,566	4,023

	6,955	7,475
Less: Inventory reserves	(509)	(594)

	$6,446	$6,881

INTERFACE SECURITY SYSTEMS HOLDINGS, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. Property and Equipment

        Property and equipment consists of the following at March 31, 2014 and December 31, 2013 (in thousands):

	March 31, 2014	December 31, 2013
Subscriber system assets	$32,221	$31,664
Equipment	3,764	4,044
Leased vehicles	1,198	1,436
Software	3,533	3,938
Furniture and fixtures	699	757
Leasehold improvements	1,067	1,177
Vehicles	230	323

	42,712	43,339
Less: Accumulated depreciation	(23,193)	(22,833)

	$19,519	$20,506

        Depreciation expense was $2.5 million and $2.4 million for three months ended March 31, 2014 and 2013, respectively.

5. Goodwill and Intangible Assets

        Activity for goodwill is set forth as below (in thousands):

Balance at January 1, 2013	$40,463

Additions for current period	—
Accumulated impairment losses	—

Balance at December 31, 2013	$40,463

Additions for current period	—
Accumulated impairment losses	—

Balance at March 31, 2014	$40,463

INTERFACE SECURITY SYSTEMS HOLDINGS, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5. Goodwill and Intangible Assets (Continued)

        Intangible assets are recorded at cost or fair value if acquired in a purchase business combination and consist of the following at March 31, 2014 and December 31, 2013 (in thousands):

	March 31, 2014	December 31, 2013
Alarm monitoring contracts	$92,062	$94,179
Internally developed software	4,347	4,347
Nonsolicitation agreements	1,220	1,340
Other	5	5

	97,634	99,871

Less
Accumulated amortization for:	(64,189)	(64,310)
Alarm monitoring contracts	(1,748)	(1,531)
Internally developed software	(1,218)	(1,180)
Nonsolicitation agreements	(3)	(2)

Other	(67,158)	(67,023)

	$30,476	$32,848

        Amortization of intangible assets was $2.4 million and $2.5 million for the three months ended March 31, 2014 and 2013, respectively. Amortization of intangible assets for the following five years, as of March 31, 2014, is as follows (in thousands):

Nine months ended December 31, 2014	$7,782
2015	7,660
2016	6,333
2017	5,039
2018	2,098
2019	1,907

6. Accrued Expenses

        Accrued expenses consist of the following at March 31, 2014 and December 31, 2013 (in thousands):

	March 31, 2014	December 31, 2013
Payroll and benefit related accruals	$2,838	$2,629
Interest	4,693	10,015
Other	1,397	2,555

	$8,928	$15,199

INTERFACE SECURITY SYSTEMS HOLDINGS, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7. Long-Term Debt

        Long-term debt consists of the following at March 31, 2014 and December 31, 2013 (in thousands):

	March 31, 2014	December 31, 2013
Senior secured notes	$230,000	$230,000
Revolving line of credit	31,000	26,500
Capital lease obligations	209	318

	261,209	256,818
Less: Current portion of long-term debt	(205)	(279)

	$261,004	$256,539

        In January 2013, the Company closed an offering of Senior Secured Notes for $230.0 million, the proceeds of which were used to repay the existing revolver balance, senior subordinated promissory note, subordinated notes payable and the fees and expenses associated with the offering. The Senior Secured Notes have a maturity date of January 15, 2018 and have an interest rate of 9.25% with semi-annual interest payments due on January 15th and July 15th. The Senior Secured Notes are secured by substantially all of the Company's and the guarantors' existing and future tangible and intangible assets.

        The Company also closed a $45.0 million revolving credit facility in January 2013, senior to the Senior Secured Notes, which allows the Company to borrow the lesser of $45.0 million and 5 times RMR to fund the future RMR growth and working capital requirements of the business. The revolving credit facility matures on January 15, 2018 and had $31.0 million drawn and availability of $5.6 million at March 31, 2014. The revolving credit facility includes a $1.0 million sub-limit for the issuance of letters of credit, and the amount outstanding reduces the available borrowing capacity. As of March 31, 2014 and December 31, 2013, the Company had $0.1 million in letters of credit outstanding.

        Borrowings under the revolving line of credit bear interest at a floating rate per year equal to the higher of (A) the rate (adjusted for statutory reserve requirements for Eurocurrency liabilities) at which Eurodollar deposits are offered for a period equal to one, two, three, or six months, as quoted on Reuters Screen LIBOR01 Page (or any successor / similar page or service) as of 11:00 a.m., London time, on the day that is two London banking days preceding the applicable interest determination date and (B) 0.50%, plus 3.25% (3.75% as of March 31, 2014). The revolving credit facility includes financial covenants, including: (i) a covenant not to exceed a revolving facility usage to eligible RMR ratio of 5.0 to 1.0, (ii) a covenant to maintain a minimum fixed charge coverage of 1.25 to 1.00, and (iii) a covenant not to exceed a maximum gross attrition rate of 13.0% at any time. The revolving credit facility is secured by a first priority perfected lien on all of the same assets that secure the Senior Secured Notes. The revolving credit facility also provides that, upon the occurrence of certain events of default, the Company's obligations thereunder may be accelerated and any lending commitments terminated. Such events of default include payment defaults to the lenders, material inaccuracies of representations and warranties, covenant defaults, cross-defaults to other material indebtedness, voluntary and involuntary bankruptcy proceedings, material money judgments, certain change of control events and other customary events of default. As of March 31, 2014, the Company was in compliance with all of the restrictive and financial covenants under the revolving credit facility and expects to remain in compliance for the next twelve months.

INTERFACE SECURITY SYSTEMS HOLDINGS, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7. Long-Term Debt (Continued)

        Based upon outstanding indebtedness as of March 31, 2014, aggregate annual maturities on the total borrowings under all debt agreements as of March 31, 2014 are as follows (in thousands):

Year	Amount
2014	$—
2015	—
2016	—
2017	—
2018	261,000

$261,000

        At March 31, 2014, the Senior Secured Notes traded at a range of 100.0 to 102.0 based upon available market information. The range of the estimated fair value of the Company's Senior Secured Notes was $230.0 million to $234.6 million as of March 31, 2014 and is classified with Level 2 (see Note 8) of the valuation hierarchy. The remaining portion of the Company's debt is considered a Level 3 input supported by little or no market activity.

        Costs related to borrowings are deferred and amortized to interest expense over the terms of the related borrowing. Deferred charges consists of the following at March 31, 2014 and December 31, 2013 (in thousands):

	March 31, 2014	December 31, 2013
Deferred financing fees	$10,921	$10,921
Accumulated amortization	(2,629)	(2,083)

	$8,292	$8,838

        Amortization of deferred financing costs was $0.5 million and $0.6 million for the three months ended March 31, 2014 and 2013, respectively, which is included in interest expense in the accompanying consolidated statement of operations.

8. Fair Value of Financial Instruments

        The Company has established a process for determining fair value of its financial assets and liabilities using available market information or other appropriate valuation methodologies. Fair value is based upon quoted market prices, where available. If such valuation methods are not available, fair value is based on internally or externally developed models using market-based or independently-sourced market parameters, where available. Fair value may be subsequently adjusted to ensure that those assets and liabilities are recorded at fair value. The use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value estimate as of the Company's reporting date.

INTERFACE SECURITY SYSTEMS HOLDINGS, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. Fair Value of Financial Instruments (Continued)

        Fair value guidance establishes a three-level hierarchy for disclosure of fair value measurements, based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date, as follows:

  •
  Level 1    inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

  •
  Level 2    inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset and liability, either directly or indirectly, for substantially the full term of the financial instrument.

  •
  Level 3    inputs to the valuation methodology are unobservable and significant to the fair value measurement.

        The carrying amounts of cash, receivables and payables approximate fair value because of the short maturity of those instruments.

9. Income Taxes

        The Company recognized income tax benefit of $2.3 million and expense $0.2 million for the three months ended March 31, 2014 and 2013 resulting in an effective tax rate of (9.10%) and 1.65% for the three months ended March 31, 2014 and 2013, respectively. In each period, income tax expense includes i) the effects of a valuation allowance maintained for federal and state deferred tax assets including net operating loss carry forwards and ii) expense for certain jurisdictions where the tax liability is determined based on non-income related activities, such as gross sales. In addition, the Company determines it estimated annual effective tax rate based on its projected operating losses for the year and applies this rate to each period in accordance with requirements for accounting for income taxes under ASC 740-270.

10. Mezzanine Equity

        Mezzanine equity in the consolidated balance sheets as of March 31, 2014 and December 31, 2013 is comprised of the Company's Class A, Class C, Class E, Class F and Class G preferred stock. Holdings' certificate of incorporation, as amended, authorizes 70,000 shares of Class A preferred stock with a par value of $1.00 per share, 70,000 shares of Class B preferred stock with a par value of $1.00 per share, 60,000 shares of Class C preferred stock with a par value of $1.00 per share, 50,000 shares of Class D preferred stock with a par value of $1.00, 50,000 shares of Class E preferred stock with a par value of $1.00 per share, 5,000 shares of Class F preferred stock with a par value of $1.00 per share and 5,000 shares of Class G preferred stock with a par value of $1.00 per share. In addition, each share of Class E preferred stock is convertible into one share of Class A common stock and one share of Class C preferred stock at any time at the option of the stockholder. Each share of Class F preferred stock is convertible into one share of Class C preferred and one share of Class A common stock at any time at the option of the stockholder.

        The Company's Class A, Class B, Class C, Class D, Class E, Class F and Class G preferred stock each contain an optional redemption that allows the Company to redeem the preferred shares at its option, and a mandatory redemption upon a Disposition Event (as defined in Holdings' certificate of incorporation), in each case, at their stated redemption value plus all accrued and unpaid dividends. Since SunTx Capital Partners holds approximately 88% of the voting power of the Company's

INTERFACE SECURITY SYSTEMS HOLDINGS, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. Mezzanine Equity (Continued)

outstanding common and preferred stock and has the right to designate a majority of the Company's directors, SunTx Capital Partners could require the Company to redeem the preferred shares or otherwise force a Disposition Event. As such, the Company considers the preferred stock and associated dividends to be payable at the option of the holder and not solely within the Company's control. Accordingly, the Company's preferred stock is recorded as redeemable and / or convertible securities (outside of permanent equity) on the accompanying consolidated balance sheets.

        In liquidation, Class G preferred stock is senior in liquidation. Class F, Class E, Class D, Class C and Class B have liquidation preference rights over Class A preferred stock. The distribution of any liquidation is set forth in Holdings' certificate of incorporation.

        In January 2014, the Company used a portion of the net proceeds from the sale of the Transferred Assets to redeem all of the issued and outstanding shares of the Company's Class G preferred stock and Class F preferred stock and part of the Company's Class E preferred stock and to pay a cash dividend in an aggregate amount of approximately $27.3 million to the stockholders as permitted under the indenture governing the Senior Secured Notes. A summary of the change in mezzanine equity for the three months ended March 31, 2014 is as follows (in thousands):

	Class A Preferred		Class C Preferred		Class E Preferred		Class F Preferred		Class G Preferred
	Shares Issued	$1.00 par value	Shares Issued	$1.00 par value	Shares Issued	$1.00 par value	Shares Issued	$1.00 par value	Shares Issued	$1.00 par value
Balances at December 31, 2013	39	$105,720	16	$39,524	11	$25,073	2	$4,995	2	$8,644

Dividends accrued on preferred stock	—	2,730	—	975	—	312	—	14	—	19
Dividends paid	—	—	—	—	—	(13,614)	—	(5,009)	—	(8,663)
Redemption of shares	—	—	—	—	(1)	—	(2)	—	(2)	—

Balances at March 31, 2014	39	$108,450	16	$40,499	10	$11,771	—	$—	—	$—

11. Stockholders' Equity

        Holdings' certificate of incorporation, as amended, authorizes 60,000 shares of Class A common stock with a par value of $.01 per share, and 50,000 shares of Class B common stock with a par value of $.01 per share. See consolidated statement of changes in stockholder's equity (deficit) for details of shares issued and outstanding. In addition, each share of Class A common stock is convertible into one share of Class B common stock at any time at the option of the stockholder.

        On December 13, 2001 (date of inception), members of Company management purchased shares of Holdings' stock at prices determined by the Board of Directors of the Company. The purchase price for such shares was paid to Holdings with an aggregate of $250,000 in recourse promissory notes payable to the Company, with the shares pledged as collateral. The outstanding balance of the promissory notes of $0.1 million and $0.1 million at March 31, 2014 and December 31, 2013, respectively, is reflected as a reduction in stockholders' equity (deficit) in the accompanying consolidated balance sheet.

INTERFACE SECURITY SYSTEMS HOLDINGS, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. Lease Commitments

        The Company is party to various noncancelable operating leases for equipment, building rent, computer systems and various vehicles with terms of one year or greater. At March 31, 2014, the future minimum rental payments required under such leases are as follows (in thousands):

March 31, 2014
Nine months ended December 31, 2014	$2,400
2015	2,785
2016	2,044
2017	1,601
2018 and thereafter	3,353

$12,183

        Rental expense for the three months ended March 31, 2014 and 2013 was $0.5 million and $0.5 million, respectively, and is included in general and administrative expenses in the accompanying consolidated statement of operations.

        In addition to the operating leases above, the Company has vehicle and equipment leases that are accounted for as capital leases. At March 31, 2014, the future minimum lease payments under such leases are as follows (in thousands):

March 31, 2014
Nine months ending December 31, 2014	$167
2015	42

$209

        Capital leases for equipment and vehicles had a book value of $1.8 million and $2.5 million and accumulated depreciation of $1.5 million and $2.1 million at March 31, 2014 and December 31, 2013, respectively.

13. Concentrations of Credit Risk and Significant Customers

        The Company sells its products and provides monitoring services to a wide range of customers including commercial businesses and private residences. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company maintains reserves for potential credit losses, and such losses have historically been within management's expectations. At March 31, 2014 and December 31, 2013, the Company had no significant concentrations of credit risk other than discussed below.

        Equipment purchases from a specific vendor of subscriber system assets totaled $2.4 million and $2.0 million for the three months ended March 31, 2014 and 2013, respectively. At March 31, 2014 and December 31, 2013, the Company had an accounts payable balance of $2.0 million and $2.4 million, respectively, due to the vendor. Purchases from this vendor represented 10.1% and 8.5% of the Company's total purchases for the three months ended March 31, 2014 and 2013, respectively. Additionally, purchases from another vendor that provides subcontract labor in the security alarm and

INTERFACE SECURITY SYSTEMS HOLDINGS, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Concentrations of Credit Risk and Significant Customers (Continued)

managed services industry totaled $1.5 million and $2.0 million for the three months ended March 31, 2014 and 2013, respectively. At March 31, 2014 and December 31, 2013, the Company had an accounts payable balance of $0.7 million and $1.0 million, respectively, due to the vendor. Purchases from this vendor represented 6.4% and 8.3% of the Company's total purchases for the three months ended March 31, 2014 and 2013, respectively. Although approximately 16.5% and 16.8% of the Company's total purchases were purchased from these vendors for the three months ended March 31, 2014 and 2013 respectively, the Company continues to maintain strong relationships with other vendors in the industry and has the ability to purchase the necessary equipment and services from these vendors to continue its operations, if needed.

        The Company has significant concentrations of credit risk with two major customers, representing 19.1% and 6.9%, respectively, of total revenues for the three months ended March 31, 2014. The associated accounts receivable from these two customers as a percentage of the Company's total accounts receivable, net, were 20.5% and 5.3%, respectively, as of March 31, 2014. For the three months ended March 31, 2013, the Company's two largest customers accounted for 17.1% and 6.3%, respectively, of total revenues and represented 20.6% and 2.5%, respectively, of the Company's total accounts receivable, net, as of March 31, 2013.

14. Noncontrolling Interest

        In November 2004, Holdings acquired 80% of the voting common stock of GAC. As of December 31, 2012, and as a result of subsequent stock purchases and additional capital contributions since 2004, Holdings owned approximately 99% of the voting common stock of GAC. In the third quarter of 2013, Holdings acquired all of the remaining noncontrolling interest in GAC for $0.1 million. The noncontrolling interest's share of GAC's net loss was $0.01 million for the three months ended March 31, 2013 in the consolidated statement of operations.

15. Related Party

        In April 2010, the Company entered into a Management Services Agreement ("Management Agreement") with SunTx Capital Management Corp. ("SunTx Management"), the general partner of SunTx Capital Partners. Pursuant to the Management Agreement, SunTx Management provides certain management services to the Company. The term of the Management Agreement is ten years, which may be terminated by SunTx Management upon 90 days written notice to the Company. The Company pays SunTx Management, on a monthly basis, SunTx Management's customary fees for rendering the management services, as set forth in a statement delivered to the Company from time to time. These fees are anticipated under the Management Agreement not to exceed $500,000 on an annual basis. The Company also reimburses SunTx Management for all out-of-pocket expenses and payroll costs of in-house legal counsel incurred by SunTx Management in connection with the management services and pays all taxes resulting from its purchase or use of the management services. Fees paid to SunTx Management were $0.1 million and $0.1 million for the three months ended March 31, 2014 and 2013, respectively.

        In March 2014, the Company entered into a Settlement and Advance agreement with a former employee and shareholder of the Company. The agreement releases all current and future claims against the Company in return for a non-interest bearing loan of $500,000 to the former employee and shareholder. The loan is secured by a promissory note and a pledge agreement securing fifty percent of

INTERFACE SECURITY SYSTEMS HOLDINGS, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15. Related Party (Continued)

the 2,074.02 shares of common stock (representing 7.0% of the Company's total outstanding common stock) owned by the former employee and shareholder.

16. Contingencies

        From time to time, the Company is involved in litigation and regulatory proceedings arising out of its operations. Management believes that the Company is not currently a party to any legal or regulatory proceedings, the adverse outcome of which, individually or in the aggregate, would materially adversely affect the Company's business, financial position, results of operations or liquidity.

17. Subsequent Events

        The Company has updated its review of subsequent events as of July 1, 2014, the date which this report is available for issuance, noting the following event which requires disclosure.

        On December 13, 2001 (date of inception), members of Company management purchased shares of Holdings' stock at prices determined by the Board of Directors of the Company. The purchase price for such shares was paid to Holdings with an aggregate of $250,000 in recourse promissory notes payable to the Company, with the shares pledged as collateral. The outstanding balance of the promissory notes of $0.1 million and $0.1 million at March 31, 2014 and December 31, 2013, respectively, is reflected as a reduction in stockholders' equity (deficit) in the accompanying consolidated balance sheet. Subsequent to the date of inception, additional shares of Holdings' stock were purchased with cash or issuance of additional promissory notes by certain members of management. In April 2014, all of the promissory notes issued by management were paid in full and terminated.

        On May 16, 2014, the Company entered into a waiver, consent and second amendment to its revolving credit facility with the lender, which (i) amended the revolving credit facility to permit, and in which the lender consented to, certain events in connection with certain reorganization transactions; (ii) amended the revolving credit facility to provide that a "change of control" in the indenture governing the notes to be issued pursuant to an offering of Senior Contingent Cash Pay Notes due 2018 by Master Holdings will constitute a "change in control" under the revolving credit facility; and (iii) waived any defaults in connection with the Company's prior substantial doubt about its ability to continue as a going concern.

        On May 30, 2014, the Company completed a corporate reorganization with Master Holdings in connection with the closing of a $115.0 million offering of the Master Holdings Notes. Pursuant to the reorganization, each of SunTx Capital Partners and certain of its affiliates, Michael T. Shaw, Michael J. McLeod, Kenneth Obermeyer and certain other stockholders of Holdings exchanged all of their shares of each class of common stock of Holdings and each class of preferred stock of Holdings for an equal number of shares of common stock and preferred stock of Master Holdings with substantially similar terms as the shares of Holdings. In addition, Master Holdings used $71.6 million of the proceeds of the offering to purchase shares of Class A common stock and Class B common stock of Holdings. Holdings and Interface Systems intend to use the consideration from the sale of shares of Holdings common stock to Master Holdings to make cash interest payments on the Senior Secured Notes and for general corporate purposes, including to fund growth initiatives. Immediately following the consummation of these transactions, Master Holdings owned approximately 99% of each class of common stock of Holdings and at least 99% of each class of Holdings' preferred stock. Subsequent to these transactions,

INTERFACE SECURITY SYSTEMS HOLDINGS, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17. Subsequent Events (Continued)

the remaining stockholders of Holdings exchanged all of their shares of each class of common stock and preferred stock of Holdings for an equal number of shares of common stock and preferred stock of Master Holdings. As a result, Master Holdings now owns 100% of the common stock and preferred stock of Holdings.

18. Condensed Consolidating Financial Information

        In January 2013, Holdings and Interface Systems, as co-issuers, issued $230.0 million aggregate principal amount of Senior Secured Notes (see Note 7). Pursuant to the indenture governing the Senior Secured Notes, such notes are fully and unconditionally and jointly and severally guaranteed by each of the Company's future domestic restricted subsidiaries and are secured by substantially all of the Company's and the guarantors' existing and future tangible and intangible assets. Separate condensed consolidating information is not included because Interface Systems is a wholly-owned subsidiary and co-issuer of the Senior Secured Notes and Holdings that has insignificant independent assets or operations. There are no significant restrictions on the ability of Holdings to obtain funds from its subsidiary. Based on these facts, and in accordance with Securities and Exchange Commission Regulation S-X Rule 3-10, "Financial statements of guarantors and issuers of guaranteed securities registered or being registered," the Company is not required to provide condensed consolidating financial information for its subsidiary. All consolidated amounts in the Company's financial statements are representative of its subsidiary.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Interface Security Systems Holdings, Inc.:

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in stockholders' equity (deficit) and cash flows present fairly, in all material respects, the financial position of Interface Security Systems Holdings, Inc. and its subsidiaries at December 31, 2013, and December 31, 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        We previously concluded that there was substantial doubt about the Company's ability to continue as a going concern. As discussed in Note 1, management has subsequently taken certain actions which we have concluded remove that substantial doubt.

/s/ PricewaterhouseCoopers LLP

St. Louis, Missouri

March 31, 2014, except for the effects of presenting the Preferred Shares separately from Stockholders' Equity as discussed in Note 12, as to which the date is May 1, 2014, and except for disclosures regarding the Company's ability to continue operating as a going concern as discussed in Note 1, to which the date is July 1, 2014

INTERFACE SECURITY SYSTEMS HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

(dollars in thousands)

	December 31, 2013	December 31, 2012
Assets
Current Assets
Cash and cash equivalents	$361	$1,574
Restricted cash	2,000	—
Accounts receivable, less allowance for doubtful accounts of $955 and $1,053	10,504	8,798
Inventories	6,881	7,545
Prepaid expenses, other assets, and notes receivable	1,694	992
Assets held for sale	4,233	—

Total current assets	25,673	18,909

Property and equipment, net	20,506	17,462
Intangible assets, net	32,848	43,609
Goodwill	40,463	40,463
Deferred charges, net	8,838	984

Total assets	$128,328	$121,427

Liabilities, Mezzanine and Stockholders' Equity (Deficit)
Current Liabilities
Current portion of long-term debt	$279	$608
Accounts payable	13,625	12,174
Accrued expenses	15,199	10,860
Customer deposits	2,431	2,960
Deferred revenue	3,084	4,019
Liabilities held for sale	1,355	—

Total current liabilities	35,973	30,621

Long-term deferred revenue	2,863	1,873
Deferred tax liability	7,494	6,925
Long-term debt	256,539	208,680

Total liabilities	302,869	248,099

Mezzanine equity
Redeemable Class A Preferred Stock, $1.00 par value, 70,000 shares authorized, 39,398 shares outstanding at December 31, 2013 and 2012	105,720	95,309
Redeemable Class C Preferred Stock, $1.00 par value, 60,000 shares authorized, 16,094 shares outstanding at December 31, 2013 and 2012	39,524	35,807
Convertible and redeemable Class E Preferred Stock, $1.00 par value, 50,000 shares authorized, 11,060 shares outstanding at December 31, 2013 and 2012	25,073	22,715
Convertible and redeemable Class F Preferred Stock, $1.00 par value, 5,000 shares authorized, 2,455 shares outstanding at December 31, 2013 and 2012	4,995	4,399
Redeemable Class G Preferred Stock, $1.00 par value, 5,000 shares authorized, 1,711 shares outstanding at December 31, 2013 and 2012	8,644	7,831

Total mezzanine equity	183,956	166,061
Interface Security Systems Holdings, Inc. Equity (Deficit)
Common stock	—	—
Related party notes receivable	(100)	(124)
Accumulated deficit	(358,397)	(292,481)

Total Interface Security Systems Holdings, Inc. equity (deficit)	(358,497)	(292,605)
Noncontrolling interest	—	(128)

Total stockholders' equity (deficit)	(358,497)	(292,733)

Total liabilities and stockholders' equity (deficit)	$128,328	$121,427

The accompanying notes are an integral part of these consolidated financial statements.

INTERFACE SECURITY SYSTEMS HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(dollars in thousands)

	Year Ended December 31,
	2013	2012	2011
Revenue
Services	$111,520	$98,192	$74,953
Products	15,222	12,253	12,417

Total revenue	126,742	110,445	87,370

Cost and Expenses
Cost of services	86,902	65,961	59,128
Cost of products	15,659	12,545	14,105
General and administrative expenses	25,776	24,739	15,780
Amortization	10,761	10,016	10,490
Depreciation	10,121	7,898	4,264
Loss on extinguishment of debt	572	—	—
Loss (gain) on sale of assets	109	16	(50)

Total costs and expenses	149,900	121,175	103,717

Loss from operations	(23,158)	(10,730)	(16,347)
Interest expense	23,954	18,095	12,470
Interest income	14	15	59

Loss before provision for income taxes	(47,098)	(28,810)	(28,758)
Provision for income taxes	722	521	640

Net loss	(47,820)	(29,331)	(29,398)
Net loss attributable to noncontrolling interest	(30)	(39)	(34)

Net loss attributable to Interface Security Systems Holdings, Inc.	(47,790)	(29,292)	(29,364)
Redeemable Class A Preferred Stock dividend	(10,411)	(9,432)	(8,545)
Redeemable Class C Preferred Stock dividend	(3,717)	(3,368)	(3,051)
Convertible and redeemable Class E Preferred Stock dividend	(2,358)	(2,136)	(1,935)
Convertible and redeemable Class F Preferred Stock dividend	(596)	(524)	(462)
Redeemable Class G Preferred Stock dividend	(813)	(737)	(667)

Net loss attributable to common stockholders	$(65,685)	$(45,489)	$(44,024)

The accompanying notes are an integral part of these consolidated financial statements.

INTERFACE SECURITY SYSTEMS HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

(dollars in thousands)

	Class A Common		Class B Common
								Interface Security Systems Holdings Inc. Equity (Deficit)
	Shares issued	$.01 par value	Shares issued	$.01 par value	Additional paid-in-capital	Related Party Receivables	Accumulated Deficit		Noncontrolling Interest	Total Stockholders' Equity (Deficit)
Balance at December 31, 2010	22	$—	7	$—	$—	$(168)	$(203,081)	$(203,249)	$(55)	$(203,304)
Repayment of related party receivable	—	—	—	—	—	44	—	44	—	44
Capital contribution	—	—	1	—	113	—	—	113	—	113
Dividends accrued on preferred stock	—		—	—	(113)	—	(14,547)	(14,660)	—	(14,660)
Net loss	—	—	—	—	—	—	(29,364)	(29,364)	(34)	(29,398)

Balance at December 31, 2011	22	—	8	—	—	(124)	(246,992)	(247,116)	(89)	(247,205)
Dividends accrued on preferred stock	—		—	—	—	—	(16,197)	(16,197)	—	(16,197)
Net loss	—	—	—	—	—	—	(29,292)	(29,292)	(39)	(29,331)

Balance at December 31, 2012	22	—	8	—	—	(124)	(292,481)	(292,605)	(128)	(292,733)
Purchase of noncontrolling interest	—	—	—	—	—	—	(231)	(231)	158	(73)
Capital contribution-repayment of notes	—	—	—	—	—	24	—	24	—	24
Dividends accrued on preferred stock	—	—	—	—		—	(17,895)	(17,895)	—	(17,895)
Net loss	—	—	—	—	—	—	(47,790)	(47,790)	(30)	(47,820)

Balance at December 31, 2013	22	$—	8	$—	$—	$(100)	$(358,397)	$(358,497)	$—	$(358,497)

The accompanying notes are an integral part of these consolidated financial statements.

INTERFACE SECURITY SYSTEMS HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands)

	Year Ended December 31,
	2013	2012	2011
Cash flows from operating activities
Net loss	$(47,820)	$(29,331)	$(29,398)
Adjustments to reconcile net loss to net cash used in operating activities
Amortization	10,761	10,016	10,490
Depreciation	10,121	7,898	4,264
Amortization of deferred financing fees	2,226	2,630	1,187
Deferred income tax	569	433	541
Loss (gain) on sale of assets	109	16	(50)
Loss on extinguishment of debt	572	—	—
Change in operating assets and liabilities
Accounts receivable, net	(2,008)	(923)	(721)
Inventories	348	(3,773)	770
Prepaid expenses, other assets, and notes receivable	(710)	248	(91)
Accounts payable	1,281	2,828	224
Accrued expenses	4,375	1,115	356
Customer deposits	(75)	798	(226)
Deferred revenue	896	1,785	(272)

Net cash used in operating activities	(19,355)	(6,260)	(12,926)

Cash flows from investing activities
Capital expenditures, subscriber system assets	(15,471)	(7,894)	(6,366)
Capital expenditures, other	(1,302)	(845)	(1,277)
Acquisition of business, net of cash required	—	(48,237)	—
Proceeds from sale of assets	87	77	207
Change in restricted cash	(2,000)	—	—

Net cash used in investing activities	(18,686)	(56,899)	(7,436)

Cash flows from financing activities
Capital contributions	—	—	156
Purchase of noncontrolling interest	(73)	—	—
Payments on capital lease obligations	(592)	(598)	(637)
Proceeds from issuance of debt	230,000	66,243	21,606
Repayment of outstanding debt	(210,378)	—	—
Proceeds from revolving credit facility	28,500	—	—
Deferred financing fees	(10,653)	(1,853)	(237)
Other, net	24	13	35

Net cash provided by financing activities	36,828	63,805	20,923

Net increase in cash	(1,213)	646	561
Cash and cash equivalents
Beginning of period	1,574	928	367

End of period	$361	$1,574	$928

Supplemental Disclosures
Cash paid for interest	$14,673	$13,312	$10,794
Cash paid for taxes	180	161	100
Noncash items
Acquisition of equipment through capital lease	$—	$339	$300
Additional borrowings from capital lease arrangements	—	448	—
Purchase of capital expenditures in accounts payable	611	440	597
Dividends accrued on Class A Preferred Stock	(10,411)	(9,432)	(8,545)
Dividends accrued on Class C Preferred Stock	(3,717)	(3,368)	(3.051)
Dividends accrued on Class E Preferred Stock	(2,358)	(2,136)	(1,935)
Dividends accrued on Class F Preferred Stock	(596)	(524)	(462)
Dividends accrued on Class G Preferred Stock	(813)	(737)	(667)

The accompanying notes are an integral part of these consolidated financial statements.

INTERFACE SECURITY SYSTEMS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013, 2012 AND 2011

1. Background

Organization

        Interface Security Systems Holdings, Inc. ("Holdings") is a Delaware Corporation. Interface is a technology company engaged in the sale, provisioning, installation, monitoring and maintenance of physical security, secure managed broadband, digital voice and IP based applications to commercial and residential customers throughout the United States. The Company is primarily owned by SunTx Capital Partners, which owns approximately 89% of the Company. The remaining interest in the Company is owned by New York Life, G.E. Capital Corp., Thrivent Financial and certain executives of the Company. The Company owns 100% of the outstanding membership interests of its principal operating subsidiary, Interface Security Systems, L.L.C. In the third quarter of 2013, the Company acquired all of the remaining noncontrolling interest in The Greater Alarm Company, Inc. ("GAC") and the Company merged Westec Acquisition Corp. ("Westec") into Interface Security Systems, L.L.C. Collectively, Holdings and its subsidiaries, including Interface Systems, are referred to herein as the "Company."

Going Concern Assumption

        During the three months ended March 31, 2014, the Company determined that it had an interest payment of $10.6 million due on July 15, 2014 related to the Senior Secured Notes for which insufficient funds were available to pay the interest payment when it became due, which raised substantial doubt about the ability of the Company to continue as a going concern. On May 30, 2014, Interface Master Holdings, Inc. ("Master Holdings"), a newly formed holding company and parent company of Holdings, closed a $115.0 million offering of 12.50% / 14.50% Senior Contingent Cash Pay Notes (the "Master Holdings Notes"). Master Holdings used $71.6 million of the proceeds of the offering to purchase shares of Class A Common Stock and Class B Common Stock of Holdings. The Company intends to use the $71.6 million in proceeds to make cash interest payments on the Senior Secured Notes and for general corporate purposes, including to fund growth initiatives. Therefore, the conditions that led to the substantial doubt about the Company's ability to continue as a going concern at March 31, 2014 no longer exist at July 1, 2014.

Operating Model and Liquidity

        The Company conducts business in one operating segment, which is identified by the Company based on how resources are allocated and operating decisions are made. A majority of the Company's revenues are generated within the Unites States and a majority of the Company's long-lived assets are located within the United States. Management evaluates performance and allocates resources based on the Company as a whole. The Company's business model is based on generating long-term contracts with customers to provide on-going monitoring, maintenance and related services that generate profitable recurring monthly revenue (RMR). The Company makes a one-time investment in sales and installation cost to create new customers internally and this investment is not capitalized. Generally compared to other companies that acquire their new customers externally through bulk acquisitions and can capitalize certain costs, the Company generates substantial operating losses as a result of having to expense the majority of its investment in subscriber RMR growth.

        The Company incurred direct costs of $27.1 million, $18.8 million and $22.6 million to create new RMR of $1.5 million, $1.2 million and $1.8 million for the years 2013, 2012 and 2011, respectively.

INTERFACE SECURITY SYSTEMS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 AND 2011

1. Background (Continued)

        Security technology monitoring companies are generally valued based on a multiple of the RMR associated with the customer contracts and these purchase multiples do vary based on performance metrics, scale and market conditions. Management believes that there is significant value being created for the Company's stockholders resulting from the steady growth in the Company's RMR at historical investment levels. The Company has demonstrated year-on-year increases in monitoring and managed service revenues from adding new RMR that generates high cash flow margins. As of December 31, 2013, the Company is actively billing approximately $8.4 million of RMR and has a contracted backlog of RMR contracts totaling $0.3 million that will be installed in 2014.

        Throughout the course of the Company's history, it has been able to adjust the level of RMR growth and related investment based on the capital available. If the Company were to cease their internal growth strategy and no longer invest in creating new RMR, it would generate significant positive cash flows that could be used to pay down its outstanding debt.

        As of December 31, 2013, the Company had $256.8 million of total indebtedness, of which $0.3 million was scheduled to mature within the next twelve months. In January 2013, the Company closed an offering of 9 1/4% Senior Secured Notes due 2018 in an aggregate principal amount of $230.0 million, the proceeds of which were used to repay its then existing revolver balance, senior subordinated note, subordinated notes payable and the fees and expenses associated with the offering. See further discussion under Long Term Debt in Note 9. The Company incurred net losses of $47.8 million, $29.3 million and $29.4 million for the years ended December 31, 2013, 2012 and 2011, respectively. The Company used cash in its operations of $19.4 million, $6.3 million and $12.9 million for the years ended December 31, 2013, 2012 and 2011, respectively. The Company had negative working capital of $10.3 million as of December 31, 2013 and $11.7 million as of December 31, 2012. The available borrowings under the Company's credit facility which was $14.7 million at December 31, 2013 will provide sufficient capital for planned investments and expected cash use for operations through the maturity date in 2018.

2. Summary of Significant Accounting Policies

        The significant accounting policies followed by the Company in the preparation of its consolidated financial statements are described below and are in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Principles of Consolidation

        The consolidated financial statements include the accounts of the Company and its majority owned subsidiaries. All significant transactions and account balances between entities included in the consolidated financial statements have been eliminated in consolidation.

Use of Estimates

        The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingencies. Estimates are based on several factors including the facts and circumstances available at the time the estimates are made. Actual results could differ from those

INTERFACE SECURITY SYSTEMS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 AND 2011

2. Summary of Significant Accounting Policies (Continued)

estimates. Some of the more significant estimates include accounting for doubtful accounts, useful lives for and recoverability of tangible and intangible assets, purchase price allocations of acquired businesses and income taxes.

Revenue Recognition

        The Company's policy is to recognize revenue when it is realized or realizable and it is earned. The Company considers revenue realized or realizable and earned when risk of loss transfers, persuasive evidence of an arrangement exists, the price to the buyer is fixed and determinable, and collectability is reasonably assured. Service revenues for monitoring, maintenance or other service contracts are recognized ratably as services are rendered over the term of each customer agreement. Customer billings for services not yet rendered are deferred and recognized as revenue when the services are rendered and are included in deferred revenue in the consolidated balance sheet.

        Transactions for which the Company retains ownership of the alarm, secured managed broadband, voice over Internet Protocol (VoIP) or other system, revenues associated with the equipment and their related subscription monitoring or maintenance contracts, any set up fee revenue, and initial direct costs are deferred and recognized ratably. Certain installation costs (labor, equipment, sub labor, etc.) are capitalized into subscriber system assets and are amortized on a straight-line basis over the life of the customer contract.

        Transactions involving the sale of alarm, secured managed broadband, VoIP or other systems, as well as other services to the customer can be considered to have multiple elements, including the sale of equipment, installation, monitoring and/or maintenance services. Once the units of accounting are properly determined, the Company evaluates the hierarchy of Vendor Specific Objective Evidence (VSOE), Third Party Evidence (TPE) and Best Estimate of Selling Price (BESP) to determine the appropriate selling price for each unit of accounting. Once the selling prices for all units of accounting are identified, the arrangement consideration is allocated to those separate units based on their relative selling prices. In these types of arrangements, the revenues associated with the equipment and installation services are limited to amounts that are not contingent upon the delivery of the monitoring and/or maintenance services.

        Provisions for certain rebates, refunds and discounts to customers are accounted for as reductions in revenue in the same period the related revenue is recorded based on sales terms, historical experience and trend analysis. Refunds occur in limited circumstances and only after all attempts to resolve customer concerns have been exhausted. Amounts that the Company has refunded during fiscal years 2013, 2012 and 2011 were not material.

Other Comprehensive Income

        As noted in the statement of operations, the Company did not recognize any other comprehensive income during 2013, 2012 or 2011.

Cash and Cash Equivalents

        All amounts reported as cash and cash equivalents on the Company's consolidated balance sheet represent cash or deposits and investments, which are available on demand to the Company with

INTERFACE SECURITY SYSTEMS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 AND 2011

2. Summary of Significant Accounting Policies (Continued)

original maturities at the time of purchase of three months or less. Additionally, we had $2.0 million and $2.1 million of restricted cash as of December 31, 2013 and February 28, 2014, respectively, related to amounts placed in escrow pursuant to the sale of the Hawk assets (see Note 4).

Accounts Receivable

        Accounts receivable represents amounts due from customers on sales, installations, monitoring and maintenance contracts that have been adjusted for estimated uncollectible amounts. The Company grants credit to customers and does not require collateral for its accounts receivable. As security, the customer signs a binding agreement before any services are performed and payment for services is billed in advance. The allowance for doubtful accounts receivable reflects the best estimate of probable losses inherent in the Company's receivable portfolio determined on the basis of historical experience and other currently available evidence. Accounts are considered for write-off when they become past due and when it is determined that the probability of collection is remote. The allowance for uncollectible accounts receivables was $1.0 million and $1.1 million at December 31, 2013 and 2012, respectively.

Inventories

        Inventories are stated at the lower of cost, determined under the first-in, first-out (FIFO) method, or market. Inventories include the cost of materials and direct labor. Obsolete or excess inventories are reflected at their estimated realizable values.

Property and Equipment

        Property and equipment acquired through acquisition, is recorded at estimated fair market value under the purchase method of accounting as of the acquisition date. Additions to property and equipment subsequent to the acquisition date are recorded at cost. The Company capitalizes direct labor and overhead costs associated with Company-owned monitoring systems installed on subscriber premises. In addition to equipment, direct labor and related overhead costs capitalized for the years ended December 31, 2013, 2012 and 2011 was $15.6 million, $7.9 million and $6.4 million, respectively. Management evaluates long-lived assets, including property and equipment, for impairment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Whether impairment has occurred is determined by comparing the estimated undiscounted cash flows attributable to the assets with the carrying value of the assets. If the carrying value exceeds the undiscounted cash flows, management recognizes the amount of the impairment by estimating the fair value of the assets and recording a provision for loss. The Company has determined there are no events or changes in circumstances that indicate that the carrying value may not be recoverable as of December 31, 2013 and 2012.

        Certain leased property is capitalized in accordance with authoritative accounting guidance and the present value of the related minimum lease payments is recorded as a liability, using interest rates appropriate at the inception of each lease. Amortization of capital leased assets is computed on the straight-line method over the life of the asset.

INTERFACE SECURITY SYSTEMS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 AND 2011

2. Summary of Significant Accounting Policies (Continued)

        Expenditures for maintenance, repairs and minor renewals are expensed as incurred; expenditures for betterments and major renewals, which substantially increase the useful life of the asset are capitalized. When assets are retired or otherwise disposed of, their cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in operating results.

        The Company provides for depreciation using the straight-line method based upon estimated useful lives of the assets as follows:

Years
Subscriber system assets	3 to 7
Leasehold improvements	5 to 10
Software	3 to 5
Furniture, fixtures and equipment	5 to 7
Vehicles	3 to 5

Goodwill and Intangible Assets

        Goodwill results from the excess purchase price of an acquisition over the fair value of the net assets acquired and is not amortized. It is tested for impairment annually, or more frequently as warranted by events or changes in circumstances. In testing goodwill for impairment, the Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the estimated fair value of the reporting unit is less than its carrying amount. If the Company elects to perform a qualitative assessment and determines that an impairment is more likely than not, a two-step, quantitative impairment test is then required, otherwise no further analysis is required. The Company also may elect not to perform the qualitative assessment and, instead, proceed directly to the quantitative impairment test.

        The Company elected to perform a quantitative assessment for its goodwill impairment testing and concluded that goodwill is not impaired. Based on quantitative evaluations performed by the Company, management believes no impairment exists in the carrying value of its goodwill or other indefinite-lived intangible assets at December 31, 2013 and 2012.

        The Company's alarm monitoring contracts, which were acquired through acquisitions are amortized on a straight-line basis over periods ranging from 10 to 12 years.

        Nonsolicitation agreements, which arose in connection with acquisitions are amortized over the lives of the agreements, which range from 2 to 10 years.

Customer Deposits

        Customer deposits represent cash advances received from customers for installing alarm monitoring systems and customer payments for services prior to being invoiced.

INTERFACE SECURITY SYSTEMS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 AND 2011

2. Summary of Significant Accounting Policies (Continued)

Deferred Revenue

        Deferred revenue represents advance billings for customer monitoring, maintenance and managed services under contract terms. Revenue is recognized ratably over the period of service associated with the payment.

Fair Values of Financial Instruments

        The carrying amounts of cash, accounts receivable, accounts payable and accrued expenses approximates fair value due to the short-term maturities of these assets and liabilities. See Note 9 for the estimated fair value of the Company's Senior Secured Notes.

Income Taxes

        The Company accounts for income taxes under the provisions of FASB ASC 740, Income Taxes ("ASC 740"), which requires the use of the liability method of accounting for income taxes. The current and deferred tax consequences of a transaction are measured by applying the provisions of enacted tax laws to determine the amount of taxes payable currently or in future years. Deferred income taxes are provided for temporary differences between income tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. A valuation allowance reduces deferred tax assets when management determines it is "more likely than not" that some portion or all of the deferred tax assets will not be realized.

        ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 provides guidance on derecognition, classification, interest and penalties, accounting for interim periods, disclosure and transition.

Out-of-Period Adjustment

        During the preparation of the Company's consolidated financial statements for the year ended December 31, 2013, the Company noted an error in the amortization of software acquired in the Westec Acquisition. The amortization had been calculated using a useful life of 14 years when it should have been based on a life of 5 years. The Company recorded an out-of-period adjustment to record an increase to amortization expense of $0.4 million for the year ended December 31, 2012. The Company concluded that the out of period adjustment was not material to the financial position or results of operations for the current period or prior periods impacted.

3. Acquisition

        In March 2012, the Company merged a newly formed subsidiary company with Westec for cash consideration and a note payable to the seller. The acquisition was accounted for under the purchase method of accounting and was financed by the note payable to the seller and borrowings under the Company's revolving credit facility.

INTERFACE SECURITY SYSTEMS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 AND 2011

3. Acquisition (Continued)

        The purchase price allocation recorded in connection with the acquisition is as follows (in thousands):

Cash and cash equivalents	$1,087
Accounts receivable	2,881
Inventories	740
Prepaid expenses, other assets	73
Property and equipment	5,098
Alarm monitoring contracts	22,500
Internally developed software	4,347
Goodwill	16,905
Nonsolicitation agreements	1,320
Accounts payable	(1,321)
Accrual expenses	(4,306)

Total consideration	$49,324

        The final purchase price is based on a formal valuation analysis. The weighted average amortization period assigned to the alarm monitoring contracts is 12 years and internally developed software is 5 years. The merger with Westec has provided for an increase in goodwill due to anticipated synergies, operating efficiencies and cost savings to be realized. The goodwill recorded in connection with this acquisition is not deductible for tax purposes.

        The following unaudited pro forma financial information of the Company is based on the historical consolidated financial statements of the Company and the historical consolidated financial statements of Westec and is intended to provide information about how the acquisition of Westec and related financing may have affected the Company's historical consolidated financial statements if they had closed as of January 1, 2011. The pro forma financial information below is based on available information and assumptions that the Company believes are reasonable. The pro forma financial information is for illustrative and informational purposes only and is not intended to represent or be indicative of what the Company's financial condition or results of operations would have been had the transactions described above occurred on the date indicated. The pro forma financial information also should not be considered representative of the Company's future financial condition or results of operations.

	Year Ended December 31,
	2012	2011
	(in thousands)
Revenues	$117,335	$114,331
Net Loss	(30,545)	(43,092)

4. Sale of Assets

        In January 2014, the Company signed an asset purchase agreement to sell a portion of its Hawk Security Services branded program, a residential alarm monitoring/home automation service for a total

INTERFACE SECURITY SYSTEMS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 AND 2011

4. Sale of Assets (Continued)

sales price of approximately $42.8 million. The transaction included approximately 26,000 residential customer accounts and the Hawk brand name. However, the Company continues to operate in the residential alarm monitoring business and the Hawk branded services were not clearly distinguishable operationally or for financial reporting purposes. The Company will use the net proceeds from the asset sale to fund future RMR growth, working capital requirements and to redeem certain shares of the Company's capital stock from investors.

        As of December 31, 2013, the Hawk assets met the criteria for assets held for sale under FASB ASC 360, Property, Plant and Equipment. As such, the assets and liabilities to be sold were reclassified as held for sale. Assets held for sale on the Company's balance sheet as of December 31, 2013 included accounts receivable of approximately $0.3 million, inventory of $0.3 million and property, plant and equipment of $3.6 million. Liabilities held for sale on the Company's balance sheet as of December 31, 2013 included accrued expenses of $0.1 million, customer deposits of $0.5 million, and deferred revenue of $0.8 million.

5. Inventories

        Inventories consist of the following at December 31, 2013 and 2012 (in thousands):

	2013	2012
Raw materials	$3,452	$3,533
Work in progress	4,023	4,494

	7,475	8,027
Less: Inventory reserves	(594)	(482)

	$6,881	$7,545

6. Property and Equipment

        Property and equipment consists of the following at December 31, 2013 and 2012 (in thousands):

	December 31, 2013	December 31, 2012
Subscriber system assets	$31,664	$23,995
Equipment	4,044	3,795
Leased vehicles	1,436	2,074
Software	3,938	2,964
Furniture and fixtures	757	735
Leasehold improvements	1,177	1,158
Vehicles	323	337

	43,339	35,058
Less: Accumulated depreciation	(22,833)	(17,596)

	$20,506	$17,462

        Depreciation expense was $10.1 million, $7.9 million and $4.3 million for the years ended December 31, 2013, 2012 and 2011, respectively.

INTERFACE SECURITY SYSTEMS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 AND 2011

7. Goodwill and Intangible Assets

        Activity for goodwill is set forth as below (in thousands):

Balance at January 1, 2012	$23,558

Additions for current year additions	16,905
Accumulated impairment losses	—

Balance at December 31, 2012	$40,463

Additions for current period	—
Accumulated impairment losses	—

Balance at December 31, 2013	$40,463

        Intangible assets are recorded at cost or fair value if acquired in a purchase business combination and consist of the following at December 31, 2013 and 2012 (in thousands):

	2013	2012
Alarm monitoring contracts	$94,179	$94,742
Internally developed software	4,347	4,347
Nonsolicitation agreements	1,340	1,340
Other	5	5

	99,871	100,434

Less
Accumulated amortization for:	(64,310)	(56,063)
Alarm monitoring contracts	(1,531)	(242)
Internally developed software	(1,180)	(518)
Nonsolicitation agreements	(2)	(2)

Other	(67,023)	(56,825)

	$32,848	$43,609

        Amortization of intangible assets was $10.8 million, $10.0 million and $10.5 million for the years ended December 31, 2013, 2012 and 2011, respectively. Amortization of intangible assets for the following five years, as of December 31, 2013, is as follows (in thousands):

        Amortization over next 5 years

2014	$8,516
2015	5,476
2016	4,149
2017	2,855
2018	1,995

INTERFACE SECURITY SYSTEMS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 AND 2011

8. Accrued Expenses

        Accrued expenses consist of the following at December 31, 2013 and 2012 (in thousands):

	2013	2012
Payroll and benefit related accruals	$2,629	$4,739
Interest	10,015	2,820
Accrued transaction fees	—	1,020
Other	2,555	2,281

	$15,199	$10,860

9. Long-Term Debt

        Long-term debt consists of the following at December 31, 2013 and 2012 (in thousands):

	December 31, 2013	December 31, 2012
Senior secured notes	$230,000	$—
Subordinated notes payable	—	21,088
Senior subordinated promissory note	—	14,512
Revolving line of credit	26,500	172,778
Capital lease obligations	318	910

	256,818	209,288
Less: Current portion of long-term debt	(279)	(608)

	$256,539	$208,680

        In May 2010, the Company entered into a revolving credit facility used to fund future growth, which provided for maximum credit availability of $120.0 million and was scheduled to mature in March 2013. In October 2011, the Company entered into an amendment to this agreement which increased the maximum credit availability to $135.0 million. On March 27, 2012, the Company amended and restated the revolving credit facility, which increased the maximum credit availability to $180.0 million. This availability was limited by the amount of the Company's customer attrition rate and eligible RMR as defined in the credit agreement. At the Company's option, the revolving line of credit bore interest at the prime rate + 4.25% or LIBOR + 5.25% per annum. The agreement also specified a floor of 2% for both methods. The applicable interest rate at December 31, 2013 and 2012 was 7.25%.

        In May 2010, the Company entered into a new senior subordinated note payable agreement with a maximum credit line of $20.0 million that was scheduled to mature in September 2013. The subordinated notes bore an interest rate of 14% per annum with 2% being applied quarterly to the outstanding principal. The balance at December 31, 2012 was $21.1 million and included accrued interest.

        In January 2013, the Company closed an offering of Senior Secured Notes offering for $230.0 million, the proceeds of which were used to repay the existing revolver balance, senior subordinated note, subordinated notes payable and the fees and expenses associated with the offering.

INTERFACE SECURITY SYSTEMS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 AND 2011

9. Long-Term Debt (Continued)

The Senior Secured Notes have a maturity date of January 15, 2018 and have an interest rate of 9.25% with semi-annual interest payments due on January 15th and July 15th.

        The Company also closed a $45.0 million revolving credit facility in January 2013, senior to the Senior Secured Notes, which allows the Company to borrow up to the lesser of $45.0 million and 5 times RMR to fund the future RMR growth and working capital requirements of the business. The revolving credit facility matures on January 15, 2018 and had $26.5 million drawn and availability of $14.7 million at December 31, 2013. Borrowings under the revolving credit facility bear interest at a floating rate per year equal to the higher of (A) the rate (adjusted for statutory reserve requirements for Eurocurrency liabilities) at which Eurodollar deposits are offered for a period equal to one, two, three, or six months, as quoted on Reuters Screen LIBOR01 Page (or any successor / similar page or service) as of 11:00 a.m., London time, on the day that is two London banking days preceding the applicable interest determination date and (B) 0.50%, plus 3.25%. The revolving credit facility includes the following financial covenants: (i) a covenant not to exceed a revolving facility usage to RMR ratio of 5.0 to 1.0, (ii) a covenant to maintain a minimum fixed charge coverage of 1.25 to 1.00, and (iii) a covenant not to exceed a maximum gross attrition rate of 13.0%. The revolving credit facility is secured by substantially all of the assets of the Company and any guarantors, subject to certain exceptions. The revolving credit facility also provides that, upon the occurrence of certain events of default, our obligations thereunder may be accelerated and any lending commitments terminated. Such events of default include payment defaults to the lenders, material inaccuracies of representations and warranties, covenant defaults, cross-defaults to other material indebtedness, voluntary and involuntary bankruptcy proceedings, material money judgments, certain change of control events and other customary events of default. As of December 31, 2013, the Company was in compliance with all of the restrictive and financial covenants under the revolving credit facility and expects to remain in compliance for the foreseeable future.

        Based upon outstanding indebtedness as of December 31, 2013, aggregate annual maturities on the total borrowings under all debt agreements as of December 31, 2013 are as follows (in thousands):

Year	Amount
2014	$—
2015	—
2016	—
2017	—
2018	256,500

$256,500

        At December 31, 2013, the Senior Secured Notes traded at a range of 100.0 to 102.0 based upon available market information. The estimated fair value of the Company's Senior Secured Notes was $230.0 million to $234.6 million as of December 31, 2013 and is classified with Level 2 (see Note 10) of the valuation hierarchy. The remaining portion of the Company's debt in 2013 is considered a Level 3 input supported by little or no market activity. The carrying value of the Company's debt as of December 31, 2012 approximates fair value because the debt instruments were at rates similar to rates offered to the Company for debt with the same remaining maturities. The fair value amount of the

INTERFACE SECURITY SYSTEMS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 AND 2011

9. Long-Term Debt (Continued)

debt was $209.3 million as of December 31, 2012 and is considered a Level 3 measurement given the unobservable inputs to the fair value methodology.

        Costs related to borrowings are deferred and amortized to interest expense over the terms of the related borrowing. Deferred charges consists of the following at December 31, 2013 and 2012 (in thousands):

	2013	2012
Deferred financing fees	$10,921	$5,534
Accumulated amortization	(2,083)	(4,550)

	$8,838	$984

        Amortization of deferred financing costs was $2.2 million, $2.6 million and $1.2 million in 2013, 2012 and 2011, respectively, which is included in interest expense in the accompanying consolidated statement of operations.

10. Fair Value of Financial Instruments

        The Company has established a process for determining fair value of its financial assets and liabilities using available market information or other appropriate valuation methodologies. Fair value is based upon quoted market prices, where available. If such valuation methods are not available, fair value is based on internally or externally developed models using market-based or independently-sourced market parameters, where available. Fair value may be subsequently adjusted to ensure that those assets and liabilities are recorded at fair value. The use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value estimate as of the Company's reporting date.

        Fair value guidance establishes a three-level hierarchy for disclosure of fair value measurements, based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date, as follows:

  •
  Level 1    inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

  •
  Level 2    inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset and liability, either directly or indirectly, for substantially the full term of the financial instrument.

  •
  Level 3    inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The carrying amounts of cash, receivables and payables approximate fair value because of the short maturity of those instruments.

INTERFACE SECURITY SYSTEMS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 AND 2011

11. Income Taxes

        The Company files income tax returns in the United States federal jurisdiction and various state jurisdictions. The Company's Federal income tax returns from 2010 through 2012 remain subject to examination. In addition, certain carryforward attributes that were generated prior to 2009 may still be adjusted upon examination by the IRS to the extent utilized in a period open to examination. Various state jurisdiction tax years remain open to examination as well, though the Company believes any additional assessment will be immaterial to the consolidated financial statements.

        The Company recognized income tax expense of $0.7 million, $0.5 million and $0.6 million for the years ended December 31, 2013, 2012 and 2011, respectively. In each year, income tax expense includes 1) the effects of a valuation allowance maintained for federal and state deferred tax assets including net operating loss carry forwards and 2) expense for certain jurisdictions where the tax liability is determined based on non-income related activities, such as gross sales. The components of the Company's provision for income taxes for the years ended December 31, 2012, 2011 and 2010 were as follows (in thousands):

	December 31, 2013	December 31, 2012	December 31, 2011
Current tax expense
Federal	$—	$—	$—
State	154	88	99

Total current	154	88	99

Deferred Tax Expense
Federal	516	485	485
State	52	(52)	56

Total deferred	568	433	541

Total provision for income taxes	$722	$521	$640

        The Company's provision for income taxes differs from the expected tax expense amount computed by applying the statutory federal income tax rate of 35% to loss before income taxes as a result of the following:

	2013	2012	2011
Tax at U.S. statutory rate	35.00%	35.00%	35.00%
State taxes, net of benefit	3.11%	3.60%	3.66%
Valuation allowance	(39.34)%	(40.17)%	(40.70)%
Other, net	(0.30)%	(0.17)%	(0.17)%

Effective Tax Rate	(1.53)%	(1.74)%	(2.21)%

        At December 31, 2013 and December 31, 2012, the deferred tax assets attributable to federal net operating loss carryforwards was $93.5 million and $80.6 million, respectively. Such carryforwards, which may provide future tax benefits, expire in various years through 2032. Additionally, the offerings described in Note 9 may have resulted in a change of ownership for tax purposes causing Section 382 restrictions on the use of these tax losses, however the Company has not analyzed whether any possible

INTERFACE SECURITY SYSTEMS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 AND 2011

11. Income Taxes (Continued)

limitations exist at this time. The deferred tax asset associated with these net operating loss carryforwards has been fully reserved for at December 31, 2013 and 2012. The Company evaluated all significant available positive and negative evidence, including the existence of losses in recent years and our forecast of future taxable income, and, as a result, determined it was more likely than not that its federal and certain state deferred tax assets, including benefits related to net operating loss carry forwards, would not be realized based on the measurement standards required under the provisions of ASC 740. As such, the Company maintains a valuation allowance for these deferred tax assets.

        The Company also applies the accounting guidance in ASC 740 related to accounting for uncertainty in income taxes. ASC 740 specifies the accounting the accounting for uncertainty in income taxes recognized in a company's financial statements by prescribing a minimum probability threshold a tax position is required to meet before being recognized in the financial statements. Management has evaluated all significant tax positions at December 31, 2013 and 2012 and concluded that there are no significant uncertain tax positions as defined by accounting standards and therefore there was no effect on the Company's financial position or results of operations as a result of implementing the standard. If they were to arise, interest and penalties associated with unrecognized tax positions will be classified as additional income taxes in the statement of income.

        In addition, the Company has recorded deferred tax liabilities of $7.5 million and $6.9 million at December 31, 2013 and 2012, respectively, primarily related to certain of the differences between the book and tax amortization of the Company's goodwill. While the provision for this deferred tax liability is required by existing accounting literature, these potential taxes may only become payable in the event that the Company sells a substantial portion of its assets and subscriber base at some future date for an amount in excess of both the tax basis of the assets at that time and the unexpired and unused net

INTERFACE SECURITY SYSTEMS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 AND 2011

11. Income Taxes (Continued)

operating tax loss carryforwards. Significant components of the Company's deferred tax liabilities and assets are as follows as of December 31 (in thousands):

	2013	2012
Depreciable assets	$(813)	$(668)
Amortizable assets	(1,228)	(1,150)
Goodwill	(6,229)	(5,775)

Gross deferred tax liabilities	(8,270)	(7,593)

Net operating loss carry forward	93,479	80,560
Charitable contribution carry forward	—	—
Bad debt reserve	366	400
Amortizable assets	2,864	656
Inventory reserve	228	185
Deferred financing cost	—	290
Miscellaneous accruals	203	738

Gross deferred tax asset	97,140	82,829

Net deferred tax asset	88,870	75,236
Less: valuation allowances	(96,364)	(82,161)

Net deferred tax liability	$(7,494)	$(6,925)

12. Mezzanine Equity

        Mezzanine equity in the consolidated balance sheets as of December 31, 2013 and 2012 is comprised of the Company's Class A, Class C, Class E, Class F and Class G preferred stock. Holdings' certificate of incorporation, as amended, authorizes 70,000 shares of Class A preferred stock with a par value of $1.00 per share, 70,000 shares of Class B preferred stock with a par value of $1.00 per share, 60,000 shares of Class C preferred stock with a par value of $1.00 per share, 50,000 shares of Class D preferred stock with a par value of $1.00, 50,000 shares of Class E preferred stock with a par value of $1.00 per share, 5,000 shares of Class F preferred stock with a par value of $1.00 per share and 5,000 shares of Class G preferred stock with a par value of $1.00 per share. In addition, each share of Class E preferred stock is convertible into one share of Class A common stock and one share of Class C preferred stock at any time at the option of the stockholder. Each share of Class F preferred stock is convertible into one share of Class C preferred and one share of Class A common stock at any time at the option of the stockholder.

        The Company's Class A, Class B, Class C, Class E, Class F and Class G preferred stock each contain an optional redemption that allows the Company to redeem the preferred shares at its option, and a mandatory redemption upon a disposition event (as defined in Holdings' certificate of incorporation), in each case, at their stated redemption value plus all accrued and unpaid dividends. Since SunTx holds approximately 88% of the Company's outstanding common and preferred stock and has the right to designate a majority of the Company's directors, SunTx could require the Company to redeem the preferred shares or otherwise force a disposition event. As such, the Company considers

INTERFACE SECURITY SYSTEMS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 AND 2011

12. Mezzanine Equity (Continued)

the preferred stock and associated dividends to be payable at the option of the holder and not solely within the Company's control. Accordingly, the Company's preferred stock is recorded as redeemable and / or convertible securities (outside of permanent equity) on the accompanying consolidated balance sheets.

        In liquidation, Class G preferred stock is senior in liquidation. Class F, Class E, Class D, Class C and Class B have liquidation preference rights over Class A preferred stock. The distribution of any liquidation is set forth in Holdings' certificate of incorporation.

        A summary of the change in mezzanine equity for the years ended December 31, 2013 and 2012 is as follows (in thousands):

	Class A Preferred		Class C Preferred		Class E Preferred		Class F Preferred		Class G Preferred
	Shares Issued	$1.00 par value	Shares Issued	$1.00 par value	Shares Issued	$1.00 par value	Shares Issued	$1.00 par value	Shares Issued	$1.00 par value
Balances at December 31, 2010	39	$77,332	16	$29,388	11	$18,644	2	$3,413	2	$6,427
Dividends accrued on preferred stock	—	8,545	—	3,051	—	1,935	—	462	—	667

Balances at December 31, 2011	39	85,877	16	32,439	11	20,579	2	3,875	2	7,094
Dividends accrued on preferred stock	—	9,432	—	3,368	—	2,136	—	524	—	737

Balances at December 31, 2012	39	95,309	16	35,807	11	22,715	2	4,399	2	7,831
Dividends accrued on preferred stock	—	10,411	—	3,717	—	2,358	—	596	—	813

Balances at December 31, 2013	39	$105,720	16	$39,524	11	$25,073	2	$4,995	2	$8,644

13. Stockholders' Equity

        Holdings' certificate of incorporation, as amended, authorizes 60,000 shares of Class A common stock with a par value of $.01 per share, and 50,000 shares of Class B common stock with a par value of $.01 per share. See consolidated statement of changes in stockholder's equity (deficit) for details of shares issued and outstanding. In addition, each share of Class A common stock is convertible into one share of Class B common stock at any time at the option of the stockholder.

        On December 13, 2001 (date of inception), members of Company management purchased shares of Holdings' stock at prices determined by the Board of Directors of the Company. The purchase price for such shares was paid to Holdings with an aggregate of $250,000 in recourse promissory notes payable to the Company, with the shares pledged as collateral. The outstanding balance of the promissory notes of $100,015 and $124,060 at December 31, 2013 and 2012, respectively, is reflected as a reduction in stockholders' equity (deficit) in the accompanying consolidated balance sheet. Subsequent to the date of inception, additional shares of Holdings' stock have been purchased with cash by certain members of management.

INTERFACE SECURITY SYSTEMS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 AND 2011

14. Benefit Plan

        The Company sponsors a 401(k) savings plan ("Plan") covering substantially all employees who are at least age 21 and have completed six months of service with the Company. The Company, at its discretion, may make employer contributions to the Plan. During 2013, 2012 and 2011, the Company made contributions of $0.2 million, $0.1 million and $0.1 million, respectively, to the Plan.

15. Lease Commitments

        The Company is party to various noncancelable operating leases for equipment, building rent, computer systems and various vehicles with terms of one year or greater. At December 31, 2013, the future minimum rental payments required under such leases are as follows (in thousands):

December 31, 2013
2014	$3,139
2015	2,310
2016	1,867
2017	1,539
2018 and thereafter	3,047

$11,902

        Rental expense for the years ended December 31, 2013, 2012 and 2011 was $1.5 million, $1.7 million and $1.2 million, respectively, and is included in general and administrative expenses in the accompanying consolidated statement of operations.

        In addition to the operating leases above, the Company has vehicle and equipment leases that are accounted for as capital leases. At December 31, 2013, the future minimum lease payments under such leases are as follows (in thousands):

	2013	2012
2014	$279	$608
2015	39	260
2016 and thereafter	—	42

	$318	$910

        Capital leases for equipment and vehicles had a book value of $2.5 million and $2.7 million and accumulated depreciation of $2.1 million and $2.1 million at December 31, 2013 and 2012, respectively.

16. Contingencies

        From time to time, the Company is involved in litigation and regulatory proceedings arising out of our operations. Management believes that the Company is not currently a party to any legal or regulatory proceedings, the adverse outcome of which, individually or in the aggregate, would materially adversely affect the Company's business, financial position, results of operations or liquidity.

INTERFACE SECURITY SYSTEMS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 AND 2011

17. Concentrations of Credit Risk and Significant Customers

        The Company sells its products and provides monitoring services to a wide range of customers including commercial businesses and private residences. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company maintains reserves for potential credit losses, and such losses have historically been within management's expectations. At December 31, 2013 and 2012, the Company had no significant concentrations of credit risk other than discussed below.

        Equipment purchases from a specific vendor of subscriber system assets totaled $10.3 million and $7.9 million, respectively, for the years ended December 31, 2013 and 2012. At December 31, 2013 and 2012, the Company had an accounts payable balance of $2.4 million and $2.4 million, respectively, due to the vendor. Purchases from this vendor represent 10.7% and 11.2%, respectively, of the Company's total purchases for the years ended December 31, 2013 and 2012. Additionally, purchases from another vendor that provides subcontract labor in the security alarm and managed services industry totaled $6.0 million and $3.8 million for the years ended December 31, 2013 and 2012, respectively. At December 31, 2013 and 2012, the Company had an accounts payable balance of $1.0 million and $0.8 million, respectively, due to the vendor. Purchases from this vendor represent 6.2% and 5.4% of the Company's total purchases for the years ended December 31, 2013 and 2012, respectively. Although approximately 16.9% and 16.6%, of the Company's total purchases were purchased from these vendors for the years ended December 31, 2013 and 2012, the Company continues to maintain strong relationships with other vendors in the industry and has the ability to purchase the necessary equipment and services from these vendors to continue its operations, if needed.

        For the year ended December 31, 2013, the Company's two largest customers accounted for 17% and 5%, respectively, of total revenues. For the year ended December 31, 2012, the Company's two largest customers accounted for 20% and 7%, respectively, of total revenues. For the year ended December 31, 2011, the Company's two largest customers accounted for 24% and 7%, respectively, of total revenues.

18. Noncontrolling Interest

        In November 2004, Holdings acquired 80% of the voting common stock of GAC. As of December 31, 2012, and as a result of subsequent stock purchases and additional capital contributions since 2004, Holdings owned approximately 99% of the voting common stock of GAC. In the third quarter of 2013, Holdings acquired all of the remaining noncontrolling interest in GAC for $0.1 million. The noncontrolling interest's share of GAC's net loss was $0.03 million, $0.04 million and $0.03 million for the years ended December 31, 2013, 2012 and 2011, respectively, in the consolidated statement of operations.

19. Related Party

        In April 2010, the Company entered into a Management Services Agreement ("Management Agreement") with SunTx Capital Management Corp., the general partner of SunTx Capital Partners, L.P. ("SunTx Management"). Pursuant to the Management Agreement, SunTx Management provides certain management services to the Company. The term of the Management Agreement is ten years, which may be terminated by SunTx Management upon 90 days written notice to the Company. The Company pays SunTx Management, on a monthly basis, SunTx Management's customary fees for

INTERFACE SECURITY SYSTEMS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2013, 2012 AND 2011

19. Related Party (Continued)

rendering the management services, as set forth in a statement delivered to the Company from time to time. These fees are anticipated under the Management Agreement not to exceed $500,000 on an annual basis. The Company also reimburses SunTx Management for all out-of-pocket expenses and payroll costs of in-house legal counsel incurred by SunTx Management in connection with the management services and pays all taxes resulting from its purchase or use of the management services. Fees paid to SunTx Management were $0.5 million for each of the years ended December 31, 2013, 2012 and 2011.

        In addition to the management services fee, in January 2013, the Company paid SunTx Management approximately $1.0 million of transaction fees accrued for in 2012 in connection with the Westec Acquisition.

20. Subsequent Events

        The Company has updated its review of subsequent events as of May 1, 2014, the date the financials are available, noting the following events which require disclosure.

        In January 2014, the Company closed on the sale of its Hawk Security branded program, a residential alarm monitoring/home automation service, to Alarm Capital Alliance, LLC for a total sales price of approximately $42.8 million. The transaction included approximately 26,000 residential customer accounts and the Hawk brand name. However, the Company continues to operate in the residential alarm monitoring business and the Hawk branded services were not clearly distinguishable operationally or for financial reporting purposes. The Company used a portion of the net proceeds to redeem all of the issued and outstanding shares of the Company's Class G preferred stock and Class F preferred stock and part of the Company's Class E preferred stock and to pay a cash dividend in an aggregate amount of approximately $27.3 million to the stockholders as permitted under the indenture governing the Senior Secured Notes.

        In March 2014, the Company entered into a Settlement and Advance agreement with a former employee and shareholder of the Company. The agreement releases all current and future claims against the Company in return for a non-interest bearing loan of $500,000 to the former employee and shareholder. The loan is secured by a promissory note and a pledge agreement securing fifty percent of common stock owned by the former employee and shareholder of 2,074.02 total shares, or 7.25%.

21. Condensed Consolidating Financial Information

        In January 2013, Holdings and Interface Systems issued $230.0 million aggregate principal amount of 9 1/4% Senior Secured Notes due 2018 (see Note 9). Pursuant to the indenture governing the Senior Secured Notes, such notes are fully and unconditionally and jointly and severally guaranteed by each of the Company's current and future domestic restricted subsidiaries and are secured by substantially all of the Company's and the guarantors' existing and future tangible and intangible assets. Separate condensed consolidating information is not included because Interface Systems is a wholly-owned subsidiary and co-issuer of the Senior Secured Notes and Holdings has insignificant independent assets or operations. There are no significant restrictions on the ability of the Company to obtain funds from its subsidiary. Based on these facts, and in accordance with Securities and Exchange Commission Regulation S-X Rule 3-10, "Financial statements of guarantors and issuers of guaranteed securities registered or being registered," the Company is not required to provide condensed consolidating financial information for its subsidiary. All consolidated amounts in the Company's financial statements are representative of its subsidiary.

$230,000,000

Interface Security Systems Holdings, Inc.
Interface Security Systems, L.L.C.
Exchange Offer for 9 1/4% Senior Secured Notes due 2018

PROSPECTUS

, 2014

        Until the date that is 90 days from the date of this prospectus, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters with respect to their unsold allotments or subscriptions or otherwise.

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.    Indemnification of Directors and Officers.

  Interface Security Systems Holdings, Inc.

        Section 145(a) of the General Corporation Law of the State of Delaware, or the Delaware Corporation Law, provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because the person is or was a director or officer of the corporation. Such indemnity may be against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and if, with respect to any criminal action or proceeding, the person did not have reasonable cause to believe the person's conduct was unlawful.

        Section 145(b) of the Delaware Corporation Law provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director or officer of the corporation, against any expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged liable to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or proceeding was brought shall determine that despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which the Court of Chancery or such other court shall deem proper.

        Section 145(g) of the Delaware Corporation Law provides, in general, that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation against any liability asserted against the person in any such capacity, or arising out of the person's status as such, whether or not the corporation would have the power to indemnify the person against such liability under the provisions of the law.

        The governing documents of Interface Security Systems Holdings, Inc. ("Holdings") provide that each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of being or having been a director or officer of Holdings or serving or having served at the request of Holdings as a director, trustee, officer, employee or other enterprise shall be indemnified and held harmless by Holdings to the fullest extent authorized by the Delaware Corporation Law against all expense, liability and loss reasonably incurred or suffered by such person in connection therewith.

        Such indemnification protection shall continue as to a person who has ceased to be a director, trustee, officer, employee or agent and shall inure to the benefit of such person's heirs, executors and administrators. If an indemnification claim properly raised is not paid in full by Holdings within 60 days after a written claim has been received by Holdings, then the person claiming the indemnification may bring suit against Holdings to recover the unpaid amount of the claim.

  Interface Security Systems, L.L.C.

        The Louisiana Limited Liability Company law confers broad powers upon limited liability companies organized in Louisiana with respect to limitations of liability and indemnification of any person against liabilities incurred by reason of the fact that such person is or was a member, manager, employee or agent of a limited liability company, or is or was serving at the request of the company as a manager, employee or agent of another company or other business entity. The provisions of the Louisiana Limited Liability Company law are not exclusive of any other rights to which those seeking indemnification may be entitled under any articles of organization or written operating agreement as allowed pursuant to the Louisiana Limited Liability Company law.

        The governing documents of Interface Security Systems, L.L.C. ("Interface Systems") provide that no manager of Interface Systems shall be personally liable to Interface Systems or to the sole member of Interface Systems for breach of a fiduciary duty as a manager, provided, however, that such provisions shall not eliminate or limit liability: (i) for any breach of a manager's duty of loyalty to Interface Systems or its sole member; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; or (iii) for any transaction for which the manager derived an improper personal benefit.

        The governing documents further provide that each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of being or having been a manager or officer of Interface Systems or serving or having served at the request of Interface Systems as a manager, director, trustee, officer, employee or other enterprise shall be indemnified and held harmless by Interface Systems to the fullest extent authorized by the Louisiana Limited Liability Company Act against all expense, liability and loss reasonably incurred or suffered by such person in connection therewith.

        Such indemnification protection shall continue as to a person who has ceased to be a manager, director, trustee, officer, employee or agent and shall inure to the benefit of such person's heirs, executors and administrators. If an indemnification claim properly raised is not paid in full by Interface Systems within 60 days after a written claim has been received by Interface Systems, then the person claiming the indemnification may bring suit against Interface Systems to recover the unpaid amount of the claim.

Item 21.    Exhibits and Financial Statement Schedules.

        See Exhibit Index, attached hereto and incorporated herein by reference.

Item 22.    Undertakings.

        The undersigned registrant hereby undertakes:

        (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

            (i)  To include any prospectus required by Section 10(a)(3) of the Securities Act;

           (ii)  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

          (iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

        (2)   That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3)   The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (4)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (5)   That, for purposes of determining liability under the Securities Act to any purchaser:

            (i)  Each prospectus filed pursuant to Rule 424(b) as part of the registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

        (6)   That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of securities:

        The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

            (i)  Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

           (ii)  Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

          (iii)  The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

          (iv)  Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

        The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Earth City, State of Missouri on the            day of            , 2014.

INTERFACE SECURITY SYSTEMS HOLDINGS, INC.
By:	Michael T. Shaw Chief Executive Officer

POWER OF ATTORNEY

        Each person whose signature appears below hereby constitutes and appoints Michael T. Shaw, Craig J. Jennings and Kenneth Obermeyer, with full power to act without the other, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities (until revoked in writing) to sign any and all amendments (including post-effective amendments) to this Registration Statement, to file the same, together with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, to sign any and all applications, registration statements, notices and other documents necessary or advisable to comply with the applicable state securities laws, and to file the same, together with all other documents in connection therewith, with the appropriate state securities authorities, granting unto said attorneys-in-fact and agents or any of them, or their or his substitutes or substitute, full power and authority to perform and do each and every act and thing necessary and advisable as fully to all intents and purposes as he might or could perform and do in person, thereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Michael T. Shaw	Chief Executive Officer and Director (Principal Executive Officer)	, 2014
Kenneth Obermeyer	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2014
Craig J. Jennings	Director and Chairman of the Board	, 2014
Ned N. Fleming, III	Director	, 2014
Michael J. Seay	Director	, 2014

 SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Earth City, State of Missouri on the            day of            , 2014.

INTERFACE SECURITY SYSTEMS, L.L.C.
By:	Michael T. Shaw Chief Executive Officer

POWER OF ATTORNEY

        Each person whose signature appears below hereby constitutes and appoints Michael T. Shaw, Craig J. Jennings and Kenneth Obermeyer, with full power to act without the other, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities (until revoked in writing) to sign any and all amendments (including post-effective amendments) to this Registration Statement, to file the same, together with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, to sign any and all applications, registration statements, notices and other documents necessary or advisable to comply with the applicable state securities laws, and to file the same, together with all other documents in connection therewith, with the appropriate state securities authorities, granting unto said attorneys-in-fact and agents or any of them, or their or his substitutes or substitute, full power and authority to perform and do each and every act and thing necessary and advisable as fully to all intents and purposes as he might or could perform and do in person, thereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Michael T. Shaw	Chief Executive Officer and Manager (Principal Executive Officer)	, 2014
Kenneth Obermeyer	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2014
Craig J. Jennings	Manager	, 2014
Michael J. Seay	Manager	, 2014

EXHIBIT INDEX

Exhibit No.		Description
2.1	*	Merger Agreement, dated as of March 27, 2012, by and among Interface Security Systems, L.L.C., Interface Acquisition Subsidiary, Inc., Westec Acquisition Corp., John Young, as stockholders' representative, and the stockholders of Westec Acquisition Corp. party thereto. (Pursuant to Item 601(b)(2) of Regulation S-K, the registrant agrees to furnish supplementally a copy of any omitted schedule to the SEC upon request).
2.2	*
Asset Purchase Agreement, dated as of January 9, 2014, by and among My Alarm Center, LLC d/b/a Alarm Capital Alliance and Interface Security Systems, L.L.C. (Pursuant to Item 601(b)(2) of Regulation S-K, the registrant agrees to furnish supplementally a copy of any omitted schedule to the SEC upon request).
3.1	*	Amended and Restated Certificate of Incorporation of Interface Security Systems Holdings, Inc.
3.2	*	By-Laws of Interface Security Systems Holdings, Inc.
3.3	*	Articles of Organization of Interface Security Systems, L.L.C. (formerly known as Louisiana Security Holdings, L.L.C.).
3.4	*	Amendment of Articles of Organization of Interface Security Systems, L.L.C. (formerly known as Louisiana Security Holdings, L.L.C.).
3.5	*	Fifth Amended and Restated Limited Liability Company Operating Agreement of Interface Security Systems, L.L.C.
3.6	*	First Amendment to the Fifth Amended and Restated Limited Liability Company Agreement of Interface Security Systems, L.L.C.
3.7	*	Second Amendment to the Fifth Amended and Restated Limited Liability Company Agreement of Interface Security Systems, L.L.C.
4.1	*
Indenture, dated as of January 18, 2013, by and among Interface Security Systems Holdings, Inc., Interface Security Systems, L.L.C., The Greater Alarm Company, Inc., Westec Acquisition Corp., Westec Intelligent Surveillance, Inc. and Wells Fargo Bank, N.A.
4.2	*
Registration Rights Agreement, dated as of January 18, 2013, by and among Interface Security Systems Holdings, Inc., Interface Security Systems, L.L.C., The Greater Alarm Company, Inc., Westec Acquisition Corp., Westec Intelligent Surveillance, Inc. and Imperial Capital, LLC.
4.3	*	Form of 9 1/4% Senior Secured Note due 2018 (included in the Indenture filed as Exhibit 4.1 to this Registration Statement on Form S-4).
5.1	*	Form of Opinion of Akin Gump Strauss Hauer & Feld LLP.
10.1	*	Letter Agreement, dated as of May 5, 2010, by and between Interface Security Systems Holdings, Inc. and Thrivent White Rose Fund III Mezzanine Direct, L.P.
10.2	*
Intercreditor Agreement, dated as of January 18, 2013, by and between Capital One, N.A., as first lien agent, and Wells Fargo Bank, N.A., as trustee and collateral agent, and as acknowledged and agreed to by Interface Security Systems Holdings, Inc., Interface Security Systems, L.L.C., The Greater Alarm Company, Inc., Westec Acquisition Corp. and Westec Intelligent Surveillance, Inc.
10.3	*
Credit Agreement, dated as of January 18, 2013, by and among Interface Security Systems Holdings, Inc., Interface Security Systems, L.L.C., The Greater Alarm Company, Inc., Westec Acquisition Corp., Westec Intelligent Surveillance, Inc. and Capital One, N.A.

Exhibit No.		Description
10.4	*	Consent and Omnibus Amendment to Loan Documents, dated as of September 30, 2013, by and among Interface Security Systems Holdings, Inc., Interface Security Systems, L.L.C., The Greater Alarm Company, Inc., Westec Acquisition Corp., Westec Intelligent Surveillance, Inc. and Capital One, N.A.
10.5	*	Consent, Waiver and Second Amendment to Credit Agreement, dated as of May 16, 2014, by and among Interface Security Systems, L.L.C., Interface Security Systems Holdings, Inc. and Capital One, N.A.
10.6	*
Security Agreement, dated as of January 18, 2013, by and among Interface Security Systems Holdings, Inc., Interface Security Systems, L.L.C., The Greater Alarm Company, Inc., Westec Acquisition Corp., Westec Intelligent Surveillance, Inc. and Capital One, N.A., as agent.
10.7	*
Pledge Agreement, dated as of January 18, 2013, by and among Interface Security Systems Holdings, Inc., Interface Security Systems, L.L.C., The Greater Alarm Company, Inc., Westec Acquisition Corp., Westec Intelligent Surveillance, Inc. and Capital One, N.A., as agent.
10.8	*
Guaranty and Suretyship Agreement, dated as of January 18, 2013, by and among Interface Security Systems Holdings, Inc. and the parties which may from time to time become party thereto in favor of Capital One, N.A., as agent.
10.9	*	Amended and Restated Employment and Non-Competition Agreement, dated as of April 30, 2010, by and between Interface Security Systems, L.L.C. and Michael T. Shaw.
10.10	*	Amended and Restated Employment and Non-Competition Agreement, dated as of June 2, 2010, by and between Interface Security Systems, L.L.C. and Michael J. McLeod.
10.11	*	Amended and Restated Employment and Non-Competition Agreement, dated as of June 2, 2010, by and between Interface Security Systems, L.L.C. and Kenneth W. Obermeyer.
10.12	*	Interface Security Systems Holdings, Inc. Long-Term Incentive Plan.
10.13	*	Interface Security Systems Holdings, Inc. Long-Term Incentive Plan Award Agreement, dated as of April 10, 2007, by and between Interface Security Systems Holdings, Inc. and Michael Shaw.
10.14	*	Interface Security Systems Holdings, Inc. Long-Term Incentive Plan Award Agreement, dated as of April 10, 2007, by and between Interface Security Systems Holdings, Inc. and Michael J. McLeod.
10.15	*	Interface Security Systems Holdings, Inc. Long-Term Incentive Plan Award Agreement, dated as of April 10, 2007, by and between Interface Security Systems Holdings, Inc. and Kenneth Obermeyer.
10.16	*	Management Services Agreement, effective as of April 1, 2010, by and between Interface Security Systems, L.L.C. and SunTx Capital Management Corp.
10.17	*	Office Lease, dated as of March 2, 2011, by and between Westec Acquisition Corp. and 6340 International, LTD., as amended.
10.18	*	Lease Agreement, dated as of December 20, 2001, by and between Duke Realty Limited Partnership d/b/a Duke Realty of Indiana Limited Partnership and Interface Security Systems, L.L.C.
10.19	*	First Lease Amendment, dated as of March 18, 2002, by and between Duke Realty Limited Partnership d/b/a Duke Realty of Indiana Limited Partnership and Interface Security Systems, L.L.C.

Exhibit No.		Description
10.20	*	Second Lease Amendment, dated as of March 26, 2009, by and between Duke Realty Limited Partnership d/b/a Duke Realty of Indiana Limited Partnership and Interface Security Systems, L.L.C.
10.21	*	Third Lease Amendment, dated as of April 21, 2010, by and between Duke Realty Limited Partnership d/b/a Duke Realty of Indiana Limited Partnership and Interface Security Systems, L.L.C.
10.22	*	Fourth Lease Amendment, dated as of June 28, 2010, by and between Duke Realty Limited Partnership d/b/a Duke Realty of Indiana Limited Partnership and Interface Security Systems, L.L.C.
10.23	*
Assignment and Assumption of Lease and Fifth Lease Amendment, dated as of August 1, 2010, by and between Duke Realty Limited Partnership d/b/a Duke Realty of Indiana Limited Partnership, Interface Security Systems, L.L.C. and Interface Security Systems Holdings, Inc.
10.24	*	Sixth Lease Amendment, dated as of April 8, 2013, by and between Duke Realty Limited Partnership d/b/a Duke Realty of Indiana Limited Partnership and Interface Security Systems Holdings, Inc.
10.25	*	Seventh Lease Amendment, dated as of July 24, 2013, by and between Duke Realty Limited Partnership d/b/a Duke Realty of Indiana Limited Partnership and Interface Security Systems Holdings, Inc.
10.26	*	Eighth Lease Amendment, dated as of January 28, 2014, by and between Duke Realty Limited Partnership d/b/a Duke Realty of Indiana Limited Partnership and Interface Security Systems Holdings, Inc.
12.1	*	Statement of Computation of Ratio of Earnings to Fixed Charges.
21.1	*	Subsidiaries of Interface Security Systems Holdings, Inc.
23.1	*	Consent of Akin Gump Strauss Hauer & Feld LLP (included in Exhibit 5.1).
23.2	**	Consent of PricewaterhouseCoopers LLP.
24.1	**	Powers of Attorney (included on signature pages).
25.1	*	Form T-1 Statement of Eligibility of Wells Fargo Bank, N.A., as Trustee.
99.1	*	Form of Letter of Transmittal.

*
Filed herewith

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To be filed by amendment